As confidentially submitted to the Securities and Exchange Commission on February 13, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Forbright, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6022	26-3126112
(State or Other Jurisdiction of Incorporation	(Primary Standard Industrial	(I.R.S. Employer
or Organization)	Classification Code Number)	Identification Number)
4445 Willard Ave, Suite 1000
Chevy Chase, Maryland 20815
(301) 299-8810
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kori Ogrosky
Executive Vice President, Chief Legal Officer and Corporate Secretary
c/o Forbright, Inc.
4445 Willard Ave, Suite 1000
Chevy Chase, Maryland 20815
(301) 299-8810
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael P. Reed Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	Edgar J. Lewandowski Evan G. Zuckerman Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated           , 2026
PRELIMINARY PROSPECTUS
          Shares
Class A Common Stock
This prospectus relates to the initial public offering of shares of Class A common stock of Forbright, Inc., a Delaware corporation and the bank holding company for Forbright Bank, our wholly owned subsidiary and a Maryland state-chartered non-member commercial bank. We are offering           shares of our Class A common stock and the selling stockholders identified in this prospectus are offering           shares of our Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.
We expect the initial public offering price will be between $           and $           per share. Currently, no public market exists for our Class A common stock.
We intend to use the net proceeds that we receive from this offering for general corporate purposes.
Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. Holders of our Class A common stock will be entitled to one vote per share on all matters to be voted on by stockholders. Each share of Class B common stock is non-voting, with limited exceptions, and subject to certain limitations, is convertible into Class A common stock.
We intend to apply to list our Class A common stock on            under the symbol “FRBT.”
We are an “emerging growth company” as deﬁned under the federal securities laws, and may take advantage of reduced public company reporting requirements and relief from certain other requirements otherwise generally applicable to public companies. See “About this Prospectus—Implications of Being an Emerging Growth Company.”
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 20 to read about certain factors you should consider before buying our Class A common stock.
None of the United States Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$
__________________
(1)See “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional           shares of Class A common stock from us at the initial public offering price less underwriting discounts and commissions.
These securities are not deposits, savings accounts or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency and are subject to investment risks, including the possible loss of the entire amount you invest.
The underwriters expect to deliver the shares of Class A common stock against payment on or about          , 2026.

Goldman Sachs & Co. LLC	J.P. Morgan
Prospectus dated            , 2026

Through and including           , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
We, the selling stockholders and the underwriters have not authorized anyone to provide you with different or additional information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared or that has been prepared on our behalf or which we have referred you in connection with this offering of securities. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. This prospectus is an offer to sell only the shares of Class A common stock offered by this prospectus, and only under circumstances in which it is lawful to do so. We, the selling stockholders and the underwriters are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our Class A common stock. Our business, financial condition, results of operations, cash flows and prospects may have changed since the date of the applicable document.
i

ABOUT THIS PROSPECTUS
Glossary
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to (i) “we,” “us,” “our,” the “Company,” “Forbright” and similar terms refer to Forbright, Inc. and its consolidated subsidiaries, and (ii) our “bank”, the “Bank” and “Forbright Bank” refer to Forbright Bank, our banking subsidiary, and its consolidated subsidiaries.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

1940 Act	refers to the Investment Advisors Act of 1940, as amended.
ACL	refers to allowance for credit losses.
AI	refers to artificial intelligence.
AIML	refers to artificial intelligence and machine learning.
Alliance Partners	refers to Alliance Partners, our wholly owned subsidiary.
AMLA	refers to the Anti-Money Laundering Act of 2020.
BancAlliance	refers to a Maryland non-stock corporation, representing a network of banks, governed by a member-elected Board of Directors and managed by Alliance Partners.
BHCA	refers to the U.S. Bank Holding Company Act of 1956, as amended.
board of directors	refers to our board of directors.
BSA	refers to the federal Bank Secrecy Act of 1970, as amended.
CAGR	refers to compound annual growth rate.
CBLR	refers to the community bank leverage ratio.
CECL	refers to current expected credit loss.
CFPB	refers to the Consumer Financial Protection Bureau.
Code	refers to the Internal Revenue Code of 1986, as amended.
Congressional	refers to Congressional Bancshares, Inc. and its wholly-owned bank subsidiary, Congressional Bank, the predecessor entities to Forbright, Inc. and Forbright Bank, respectively, prior to our rebranding.
consumer	refers generally to individuals and other market participants that use banking services.
CPACE	refers to Commercial Property Assessed Clean Energy.
CRA	refers to the Community Reinvestment Act of 1977, as amended.
CRE	refers to commercial real estate.
customer	refers generally to our individual and business clients that use our banking services.
DIF	refers to the Deposit Insurance Fund.
Dodd-Frank Act	refers to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
digital banking	refers to the digitization and digital platforming of traditional banking services, processes and activities.
direct banks	refers to banking institutions primarily funded through digital deposits.
Exchange Act	refers to the Securities Exchange Act of 1934, as amended.
FCRA	refers to the Fair Credit Reporting Act.
FDI Act	refers to the Federal Deposit Insurance Act, as amended, which is also known as the Bank Merger Act.
FDIC	refers to the Federal Deposit Insurance Corporation.
Federal Reserve	refers to the Board of Governors of the Federal Reserve System.
FFIEC	refers to the Federal Financial Institutions Examination Council.
FHA	refers to the Federal Housing Administration.
FHLB	refers to the Federal Home Loan Bank.

FOMC	refers to the Federal Open Market Committee.
GAAP	refers to the U.S. Generally Accepted Accounting Principles.
GLBA	refers to the Gramm-Leach-Bliley Act of 1999, as amended.
HUD	refers to the federal Department of Housing and Urban Development.
IRS	refers to the Internal Revenue Service.
JOBS Act	refers to the Jumpstart Our Business Startups Act of 2012, as amended.
middle market	refers to U.S. companies with annual revenues between $10 million and $1 billion, collectively generating approximately $10 trillion in annual revenue, as of December 31, 2025, according to the National Center for the Middle Market.
MOFR	refers to the Maryland Office of Financial Regulation.
NPS	refers to our net promoter score, which can range from a low of negative 100 to a high of positive 100, that we use to gauge customer satisfaction. NPS benchmarks can vary significantly by industry, but a score greater than zero represents a company having more promoters than detractors. NPS reflects client responses to the following question—"On a scale of zero to ten: How likely are you to recommend Forbright to a friend or colleague?" Responses of 9 or 10 are considered "promoters," responses of 7 or 8 are considered neutral or "passives," and responses of 6 or less are considered "detractors." We then subtract the number of respondents who are detractors from the number of respondents who are promoters and divide that number by the total number of respondents. Our methodology of calculating NPS reflects responses from all consumers who open an account with us and choose to respond to the survey question. In particular, it reflects responses given between January 1, 2025 and December 31, 2025, and reflects a sample size of 2,776 responses over that period. NPS gives no weight to customers who decline to answer the survey question.
OCC	refers to the Office of the Comptroller of the Currency.
OFAC	refers to the Treasury Department’s Office of Foreign Assets Control.
OREO	refers to other real estate owned.
Sarbanes-Oxley Act	refers to Sarbanes-Oxley Act of 2002, as amended.
SBA	refers to the U.S. Small Business Administration.
SEC	refers to the U.S. Securities and Exchange Commission.
Securities Act	refers to the Securities Act of 1933, as amended.
USA PATRIOT Act	refers to USA PATRIOT Act of 2001, as amended.
Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.
Our fiscal year ends December 31 of each year. References to any “year,” “quarter” or “month” mean “fiscal year,” “fiscal quarter” or “fiscal month,” respectively, unless the context requires otherwise. References to “fiscal year 2020,” “fiscal year 2024” and “fiscal year 2025” relate to our fiscal years ended December 31, 2020, December 31, 2024 and December 31, 2025, respectively.
Market and Industry Data
Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry, including our general expectations, market position, market opportunity, and market size, are based on industry publications and reports generated by third-party providers (including a third-party report prepared by a management consulting firm that was commissioned by us), other publicly available studies, and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The content of, or accessibility through, the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

The sources of certain statistical data, estimates and forecasts contained elsewhere in this prospectus are from the following independent industry publications and datasets:
•The American Bankers Association (“ABA”), “How Americans Bank: Most-Used Banking Methods.” November 2025;
•The National Center for the Middle Market (“NCMM”), “Year-End 2025 Middle Market Indicator,” February 2026;
•Fort Washington Investment Advisors, Inc. (“FWIA”), “Leveraged Credit Markets: Then and Now,” 2024.
Trademarks, Service Marks and Trade Names
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks or trade names in this prospectus is not intended to and does not imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Special Note Regarding Forward-Looking Statements,” “Risk Factors,” “—Summary Historical Consolidated Financial Data and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus, before making an investment decision.
Forbright operates at the intersection of two powerful, structural forces reshaping the U.S. banking sector: the rapidly evolving needs of the $10 trillion national middle market and the broadly accelerating shift toward digital-first banking. Together, these trends have created a distinctive opportunity for the establishment and growth of a category-defining bank of the future, combining modern technology, differentiated lending and deposit products, and scaled fee-based businesses to serve dynamic middle-market companies and consumers.
Forbright offers a modern financial services platform spanning nationwide middle-market lending, digital consumer banking, strategic advisory and asset management services. We trace our history back to Congressional Bank, established in 2003, but our period of growth and modernization began in 2020 when John Delaney returned from public service to the private sector to lead a $369 million capital infusion in 2021 as well as the reimagining and rebranding of the Company to support our new growth strategy. A key to our success in building Forbright has been management’s differentiated ability to leverage its experience and relationships to attract and retain world-class talent aligned with our mission.
We believe our business model represents a significant evolution of the traditional commercial banking paradigm, which is limited by geographic footprint and relies on non-interest-bearing deposits that have come under structural pressure. We function as a precision-guided platform that is designed to deliver substantial value to customers across both the asset and liability sides of our balance sheet, while maximizing returns for our stockholders. Since December 31, 2020, consolidated assets have grown from $1.9 billion to $      billion at a CAGR  of      %, and net income has grown at a      % CAGR to $     million for the year ended December 31, 2025.
We believe the industry backdrop and trends impacting banking are favorable for our purpose-built business model.
The middle market represents approximately one-third of private sector GDP and employs approximately 48 million people, according to NCMM. Despite its scale, the sector is inherently fragmented within an increasingly nationalized economy. It encompasses nearly 200,000 companies, approximately 99.9% of which employ fewer than 500 employees, according to NCMM and research from the SBA as of 2025. Across the country, no single industry represents more than 20% of the total middle market, further highlighting both the national and fragmented nature of this sector of the U.S. economy, according to NCMM. Consequently, traditional community and regional banks, long anchored to their home geographies and relationship-driven lending models, are increasingly unable to match the scale, speed and sector specialization demanded by middle-market borrowers.
Concurrently, digital banking has profoundly reshaped the U.S. banking landscape by shifting consumer behavior, enhancing technological integration and reducing friction in moving deposits between banks. Deposits held by direct banks increased from less than 1% in 2000 to approximately 10% as of December 31, 2025, according to the FFIEC and the Federal Reserve. Despite this, approximately 76% of American consumers now prefer managing their bank accounts digitally and 54% opt for mobile banking as their primary choice, according to the ABA. Consequently, traditional banks have been compelled to adopt deposit strategies that often impact their overall cost of deposits. We expect the increasing impact of new technologies will reduce the friction of money movement, allowing consumers to seek higher deposit yields. This dynamic could exert pressure on non-interest bearing and other low-cost deposits, and threaten legacy bank models historically reliant upon this form of funding.
To address these trends, we have intentionally designed our strategy and built our platform to create a virtuous cycle that we expect will lead to strong growth and returns.

This cycle begins with attracting and retaining a loyal, digitally-engaged consumer base by offering a competitive value proposition for deposits and related services. We launched our digital deposit platform in May 2024, and as of December 31, 2025, we had $     billion of  digital deposits consisting of both high-yield savings balances and digital time deposits. Digital deposit capabilities provide us access to vast funding markets, eliminate geographic constraints and fuel our middle-market lending growth with minimal additional overhead. In turn, our middle-market lending strategy generates strong, risk-adjusted returns and drives meaningful fee income, which enables us to offer competitive deposit rates.
For context, we believe that attracting the same amount of digital deposits captured since launch of our digital deposit platform in May 2024 would have required 200 branches matured over 24 months and 1,200 full-time employees in a traditional retail banking model. Looking forward, we expect our digital deposit platform will provide us with significant flexibility to raise deposits on an as-needed basis to support lending origination.
The nimble and precise “as-needed” nature of the funding generated from our deposits, of which      % were FDIC-insured as of December 31, 2025, reflects a platform intentionally built to scale with the needs of our expertly managed suite of middle-market lending go-to-market strategies. Our entrenched lending relationships also enable us to source loans for other financial institutions, including through a proprietary network of over 400 community banks via our Alliance Partners business, and to provide credit and asset management services to businesses and customers, generating highly attractive recurring fee-income.
Our broader financial services platform is underpinned by modern banking systems that leverage technology to provide a robust, scalable and API-driven architecture that aims to support efficient operations and a differentiated customer experience. Significant back-office automation drives efficiency and operating leverage, enabling a lower marginal cost-to-serve of     basis points of deposits for fiscal year 2025. Unlike a traditional commercial bank, we are not burdened by legacy technology systems or the operating expense and geographic constraints typically associated with a branch-based deposit and lending model. We also believe we distinguish ourselves from emerging "neobanks," which are often characterized by high customer acquisition costs and uncertain paths to sustainable profitability.
We synthesized the inherent funding advantages of a regulated bank with the innovation, agility, and technological capabilities commonly found in financial technology companies. This fusion is further strengthened by a disciplined risk management culture, active balance sheet optimization and integrated fee-based businesses. The result is a digitally-native, high-growth institution delivering attractive risk-adjusted returns that we believe is uniquely positioned to lead the next generation of banking.
Leadership and History
We are led by our founder, Chairman and Chief Executive Officer, John Delaney. Mr. Delaney possesses a distinguished track record, founding, leading and ultimately selling two publicly traded financial services companies. In 1993, Mr. Delaney founded and later took public HealthCare Financial Partners, Inc., which provided loans to small- to mid-sized healthcare service companies. In 2000, he founded and later took public CapitalSource Inc. (“CapitalSource”), which provided loans to a wide range of middle-market businesses. In addition, Mr. Delaney represented the state of Maryland in the United States House of Representatives from 2013 until 2019. The combination of Mr. Delaney’s financial acumen, historical success in the industry and leadership capabilities lends considerable experience to identifying differentiated market opportunities and attracting, hiring and retaining a team that can successfully execute against an evolving opportunity set.
Mr. Delaney’s involvement with Forbright began with an investment in 2011 in Congressional and following his service in the U.S. House of Representatives, Mr. Delaney returned from public service to the private sector in 2020, where he leveraged his decades of financial services experience and leadership capabilities to assemble and lead a talented and like-minded team to drive the Bank's strategic direction and growth, beginning his service as Executive Chairman of the Bank in 2020 (then still under the Congressional banner).
In 2021, Mr. Delaney led a $369 million infusion of equity capital from a consortium of prominent institutional investors, including Centerbridge Partners, Gallatin Point Capital and Bayview Asset Management, fueling significant growth in products and services as well as continuous platform efficiency enhancements. This ultimately provided the foundation for our strategic rebranding as Forbright, Inc. in 2022, a pivotal moment in the Company’s history and growth led by Mr. Delaney as Chairman and Chief Executive Officer.
Strategic Pillars
Our strategic framework is built upon three interconnected pillars, each designed to provide a distinct competitive advantage and drive sustainable growth. These pillars synthesize the best attributes of traditional banking, modern financial technology, and sophisticated asset management.
•Balance Sheet Strength. As a regulated, FDIC-insured institution, we benefit from the inherent trust, robust regulatory framework, and strong capital and liquidity position that are hallmarks of a traditional bank. This foundation provides stability, enabling us to attract and retain deposits and confidently deploy capital in our lending activities. Since December 31, 2020, we have grown our deposits by $      billion, which as of December 31, 2025 represents a      % CAGR.
•Fintech Culture of Innovation. The foundation of our tech-forward approach is a fully cloud-native digital financial services platform. This architecture improves our teams’ ability to innovate faster, acquire new customers more efficiently and automate operations to minimize costs. This includes an integration layer that enables plug and play of advanced solutions and data capabilities that provide visibility into the business. This drives effective actions (for example, trigger-based customer communications and integrated fraud-prevention tools), and a third generation core with real-time processing. For our customers, this provides onboarding with rapid decisioning, personalization of services and ultimately enables us to respond quickly to evolving market demands and customer needs.
•Conservative Credit Discipline and Systematic Sourcing Strategies. Our lending, credit and portfolio management approach encompasses specialized underwriting expertise and focused middle-market origination channels, maintaining rigorous credit integrity and an execution-oriented mindset typically found in leading alternative asset managers. We believe this discipline creates ample opportunities, delivers a superior borrower experience and a meticulous evaluation of credit risk, proactive portfolio construction and active management of our lending assets, leading to superior risk-adjusted returns and robust asset quality. Our commercial loan yield and net-charge off ratio were      % and      % respectively for fiscal year 2025.
Business Model
Our business model is intentionally designed to capitalize on the evolving needs of the $10 trillion national middle market and the accelerating shift towards digital banking, while delivering value to our depositors, borrowers and other stakeholders.
Over the last several years we have built the operational foundation to function as a modern super-regional bank with national origination capabilities, sector-specialized origination and credit teams, and a fully integrated digital platform. Our model centers on a virtuous cycle: a superior deposit value proposition to attract loyal, digitally-engaged customers whose deposits fund our scalable middle-market lending platform while generating valuable fee income that further enhances returns on capital.
Go-to-Market Approach: National Middle-Market Lending Strategy
Our go-to-market lending strategy is focused on expanding our market share in middle-market segments that have substantial addressable markets and strong growth profiles. Our deep sector knowledge and extensive relationships built over decades of financial services experience provide a distinct competitive advantage. We believe our purpose-built team is able to successfully identify, originate and manage high-quality credit opportunities, thereby building a robust and diversified portfolio that generates strong returns.

We provide financial solutions that are national in scope and built around specialized frontline capabilities supported by centralized risk oversight. We currently operate the following go-to-market lending strategies:
•Healthcare - We provide working-capital and real-estate loans to healthcare service providers. We generate both lending returns through net interest income and significant fee revenue, including via FHA/HUD activities.
•Lender Finance - We serve financial services companies, providing bespoke senior-secured, asset-based loans to non-bank lenders with recurring borrowing needs.
•Fund Finance - We provide customized lending products to middle-market credit funds, offering the sophistication required to serve the rapidly expanding private capital universe. This strategy works in concert with private credit providers rather than positioning us as competitors.
•Commercial Real Estate (CRE) - Nationally, we focus on bank-eligible first-lien CRE loans for acquisitions, recapitalizations, restructurings, and construction.
•Corporate Finance - We provide customized senior-secured, first-lien credit solutions to strong, cash-flowing middle-market companies, often in partnership with private equity sponsors, and benefit from our ability to distribute loans via the BancAlliance network.
The following charts show the growth in loans held for investment from December 31, 2020 to December 31, 2025, as well as the diversification of our go-to-market strategies as of December 31, 2025:
Scalable Digital Deposit Platform
In May 2024, we launched our digital deposit platform, introducing a competitive high-yield savings deposit product. The launch of our digital deposit platform has significantly reduced our reliance on other forms of wholesale funding as they have been replaced by stable and granular digital consumer deposits. More recently, we have also introduced a digital time deposit product, and have ambitions to continue to expand the product suite over time. We supplement our digital deposit platform with deposits from our legacy community bank markets in Maryland, Virginia and the District of Columbia, as well as deposits from our commercial lending customers and wholesale funds, though our shift to digital deposits has decreased our reliance on such deposits - our wholesale funding ratio has decreased from 71% in December 31, 2022 to             % as of December 31, 2025.

The following charts shows the growth in our deposits from December 31, 2020 to December 31, 2025 and highlights our deliberate shift in funding model:
Our cloud-native, API-driven, and data-powered technology infrastructure is the foundation of our digital deposit platform and is built for where we believe the industry is heading. Our digital deposit platform has led to superior results in key benchmarks, including customer acquisition and onboarding performance, fraud detection and customer experience. We have achieved the following results:
•Convert more customers: 76% of our approved accounts fund within the first seven days of account opening, as compared to only 44% for our competitor brands. The combination of automated decisioning and higher pull-through rates leads to lower customer acquisition costs, which were       bps of new deposits for fiscal year 2025 as compared to           bps for our competitor brands in the same time period.
•Strong Fraud Prevention Capabilities: Our purpose-built fraud loss prevention solutions and operations have resulted in immaterial booked fraud losses, totaling less than $100,000 (or 0.1 bps) since launch of the program in 2024, well below industry targets of 2-3 bps on average deposits for similar deposit products.
•Deeper customer engagement and retention: As of December 31, 2025, we had an NPS of 63 (+22 above competitive benchmark), and as of           2026, we had an Apple App store rating of            stars. Additionally, within eight months following the launch of our digital deposit platform in May 2024, we achieved a 112% balance growth of customers, which was approximately three times that of the industry average of approximately 36% during such period.
High-Margin, Capital-Light Fee Businesses
Our fee-based businesses are intentionally constructed to complement and enhance our core lending capabilities. These capital-light businesses generate recurring revenue by monetizing our specialized underwriting, structuring, distribution and servicing expertise across the credit lifecycle. They leverage the same foundational assets as our lending strategies—sector expertise, centralized credit discipline and scalable technology infrastructure.
Our fee-based businesses strategically cultivate proprietary partner networks, including BancAlliance, a broad network of U.S. based community banking partners that is managed by our Bank’s wholly-owned subsidiary Alliance Partners. This network provides us with a unique distribution channel and revenue diversification, enhancing our return on equity. We invest in the network by providing differentiated value-added services such as educational and training programs as well as peer-to-peer networking opportunities, resulting in deep, sticky relationships. Alliance Partners helps the community banks in BancAlliance meet their asset and return objectives by utilizing our full-service lending platform with a disciplined approach to originating, screening, underwriting, managing and servicing loans.

The following chart shows our non-interest income breakdown for the year ended December 31, 2025:
•Alliance Partners – We source, distribute, and advise on middle‑market loans on behalf of BancAlliance, generating gain-on-sale and advisory fees by providing access to high‑quality credit opportunities that these institutions could not otherwise originate.
•FHA/HUD Lending – We originate loans eligible for refinancing into government‑guaranteed HUD products, retaining servicing responsibilities post‑takeout and reducing long-term balance sheet exposure while generating fees throughout the credit lifecycle.
•Solar Services – We provide sourcing, servicing and asset-administration capabilities for residential solar loan portfolios owned by financial institutions and banks, earning recurring fees without assuming fixed-rate credit exposure.
•Other Fee Income – We also earn additional non-interest income from traditional banking services, such as loan fees, deposit fees, and other recurring revenue streams embedded in our lending and servicing infrastructure.
Our Competitive Strengths and Advantages
We possess a unique combination of competitive strengths that position us to capitalize on our substantial market opportunities and drive outsized growth and risk-adjusted returns.
•People and Culture: We have a highly experienced management team, led by our founder John Delaney, who has been able to attract and retain world-class talent with deep industry expertise. In aggregate, our leadership group has on average      years of financial services experience and has created a nimble, entrepreneurial culture that creates a platform for our high-performing teams to thrive.
•Business Model: We purpose-built Forbright to uniquely capitalize on structural forces reshaping the U.S. banking sector, while creating a virtuous cycle that we believe improves customer outcomes and delivers durable competitive advantages. We combine the vast, stable funding aspects of a digital bank with a high-growth, high-risk-adjusted return middle-market lending franchise and high-margin fee income businesses.
•Innovation Mindset: Our innovative, entrepreneurial culture is at the core of our identity. We invest for the future and create differentiated go-to-market strategies, enabling us to seize on market opportunities. Our advanced proprietary technology infrastructure underpins our entire business, enabling us to efficiently scale our operations while providing a differentiated customer experience. We also created a proprietary network of community banks, BancAlliance, for which we source, structure, distribute and manage loans. This drives fee income while supporting larger commitments and maintaining borrower relationships that would otherwise require a more sizable balance sheet.
Taken together, our strengths drive our ability to generate significant growth and returns and allow us to effectively compete against a range of financial institutions.

Primary Competitors & Our Differentiation
Our competitors include traditional regional and community banks, digital banks, private credit funds, financial technology companies and other non-bank lenders. We believe our advantage lies within strong relationships and personalized services, our commitment to technological innovation and brand recognition for our nationally-based lending strategies. We intend to continue to strengthen our product offerings to address the evolving financial landscape and broaden our services through thoughtful evolution of our middle-market lending strategies and the continued expansion of our digital deposit platform.
Highly Attractive National Middle-Market Lending Franchise
Competitors across middle-market lending range from national commercial banks to alternative and private credit asset managers. We believe our deep sector expertise allows us to identify risks and opportunities that generalist commercial competitors miss, resulting in above average credit outcomes and a disproportionate ability to structure solutions that solve problems specific to our middle-market clients.
Alternative and private credit is not well suited for the type of collateral intensive strategies that define our middle-market lending approach. We believe that the management fees generated by private credit vehicles do not support the sourcing, due diligence and portfolio management needed for collateral-based lending. Additionally, we typically lend at tighter spreads with a more conservative loan structure than alternative and private credit, providing us a competitive advantage while still maintaining attractive risk-adjusted returns.

Our ability to provide flexible, fast, and sophisticated capital solutions allows us to directly originate loans at premium yields compared to traditional banks that have been long anchored to geographically-bounded, standardized lending models.
In our target markets, we are not just a lender; we are a strategic partner. This role creates self-sustaining and cost-efficient deal flow and high borrower retention.
Scalable Digital Deposit Platform
We compete with both digital and traditional banks for funding and have transformed deposit gathering from a cost center into a competitive advantage. By building and managing our digital deposit platform, we seek to liberate ourselves from the typical bureaucratic limitations and reduce our reliance on the legacy technology commonly utilized by many of our competitors. Our cloud-native technology infrastructure is purposefully designed for flexibility and speed with few administrative constraints, which we believe enables us to launch new products and features more efficiently and expeditiously than those associated with traditional development timelines, as we did with our digital high yield savings product offering.
Our technology infrastructure is intended to provide us with the freedom and flexibility to innovate with fewer constraints. Our digital deposit platform’s bespoke integration layer enables us to plug and play third-party applications with limited friction. Further, our data platform is designed to provide visibility into key aspects of our business, allowing us to utilize tools that proactively detect anomalies and mitigate potentially negative customer impact.
For example, our integration and data layers help facilitate efficient customer acquisition for new products and features and have contributed to compelling customer acquisition costs, which were           bps of new deposits for fiscal year 2025. Additionally, our back-office automation drives efficiency and operating leverage with a marginal cost-to-serve of approximately           basis points of average deposits for fiscal year 2025. Our digital deposit platform is designed to integrate cutting-edge marketing technology tools with a sophisticated data infrastructure to attract, convert and retain consumers and small businesses, offering savings tools and a smooth interface. We believe that this agility has contributed to high customer satisfaction and advanced operational and fraud resiliency.

We anticipate that these capabilities will enable us to attract and retain deposit balances at costs below those of our competitors.
Unlike traditional banks, our digital deposit platform is designed to scale without the geographic constraints of a physical footprint, providing us with a significant source of liquidity and abundant funding for our high-growth, high-risk-adjusted return middle-market lending franchise.
High-Margin, Capital-Light Fee Businesses
Our fee businesses enhance our balance sheet and risk management capabilities, providing the flexibility to retain assets on our balance sheet or process them to third parties, which allows us to more effectively compete with larger competitors. Further, our fee businesses leverage our credit and sourcing infrastructure, including from services related to a differentiated and proprietary network of community banks, BancAlliance, that allows us to drive fee income while supporting larger loan commitments and maintaining borrower relationships that would otherwise require a more sizable balance sheet.
•Asset Management: We advise third-party capital, including from BancAlliance, which generates management fees. Our strategic advantage versus other asset managers is in our ability to source loans with attractive risk-adjusted returns and leverage our credit and risk infrastructure to provide differentiated value to the community banks in our unique distribution channel, BancAlliance.
•Loan Advisory and Servicing: We utilize our origination, credit and portfolio management expertise, licensure and technological stack to provide services to borrowers such as FHA/HUD processed loans and master servicing capabilities to a growing list of asset owners and investors.
•Other Fee Income: We also generate fees from our Solar Services business as well as via traditional banking services including, loan fees, deposit fees and other recurring revenue streams embedded in our lending and servicing infrastructure.
These fee businesses further enhance balance sheet and risk management providing the flexibility to retain assets on our balance sheet or process them to third parties, which allows us to more effectively compete with larger competitors.
Growth Strategy
We have purpose-built our business model to capitalize on the secular tailwinds behind the rapidly evolving middle market and the migration towards digital-first banking. Since 2021, we have been meaningfully investing in our franchise, including developing an advanced technology architecture, bringing in highly talented senior bankers and establishing a robust, scalable infrastructure. This has led to      % net income growth from fiscal year 2020 to fiscal year 2025. Given these investments, we are poised to accelerate growth and drive meaningful operating leverage, which will lead to continued profitability enhancements.
New Digital Deposit Products
We have experienced considerable growth within our digital deposit platform since launching in May 2024 having successfully grown this funding source to $     billion across       accounts as of December 31, 2025 and we are focused on continuing to deepen our relationships with existing customers. We also plan to replicate our high-yield savings strategy with other products to continue to diversify and expand our funding base. We will continue to refine our deposit strategy as the digital marketplace evolves, supported by the design and capabilities of our technology-enabled platform.
Scaling Existing Strategies
We have a successful track record of hiring and retaining talent having added 35 commercial lenders and portfolio managers since 2021, all of whom are seasoned professionals. The management team has generally known and worked with these business leaders at prior institutions. These lenders have deep relationships and generally are able to bring their client’s business to Forbright over time, driving attractive loan growth as they integrate with our platform.
We originated $      million of loans during fiscal year 2025 and have grown our loan portfolio at a           % CAGR since December 31, 2020. Our middle-market focus offers abundant opportunities and our trusted lending expertise and targeted focus reinforces our right to win.
Extend Lending Expertise
We also have the ability to grow our lending franchise into complementary middle-market strategies, and are focused on hiring talent to lead such initiatives, while we simultaneously measure targeted expansion with new middle-market lending initiatives, such as premium finance and SBA lending. As specialists in middle-market lending, we expect to identify and launch new strategies to deepen our market penetration.
Selective Pursuit of Strategic Investments and Acquisitions
While we are primarily focused on organic growth, our leadership team has a track-record of pursuing investments and acquisitions with complementary and accretive strategic value. Access to the public capital markets will enhance our positioning as an acquirer in mergers and acquisitions and expand our target universe.
Risk Management and Credit Discipline
Risk management is at the center of everything we do, and is embedded into the governance structure of our organization. Risk management spans asset-liability management, enterprise risk management, interest rate risk management and credit risk management and enables us to manage our balance sheet prudently through varied business cycles and market environments.
Balance Sheet Strategy
As a regulated, FDIC-insured institution, we benefit from the inherent trust, robust regulatory framework, and balance sheet durability that are hallmarks of a traditional bank. We attract a loyal, digitally-engaged customer base by offering a superior value proposition on deposits and related services, which in turn funds a highly profitable, expertly managed suite of national lending strategies and fee-generating businesses. No lending strategy comprises more than      % of our granular loan portfolio as of December 31, 2025 and we manage our commercial real estate exposure proactively. We also maintain a margin of safety as it relates to our regulatory capital levels. This foundation provides stability, enabling us to attract and retain deposits and confidently deploy capital in our lending strategies and support our well-defined, high-growth business strategy.

Artificial Intelligence and Machine Learning
Advancing our ability to leverage AIML is a key focus of our strategy moving forward as embracing new technologies to improve our business processes is central to our cultural identity. Our modern digital deposit platform allows us to be more adaptable than traditional banks and we have a track record of successfully adding key capabilities to support the continued improvement of our business. While the application of AI in our business processes remains at a preliminary stage at this time, we have, and are analyzing additional, AI initiatives across several areas of our digital deposit and credit platforms.
Today, we leverage AIML reasoning models and analytics to improve our ability to effectively collect and analyze data. Large language models enable processing and reporting on our semantic text datasets (customer segmentation, call center transcripts and others) by summarizing large data into specific actionable insights, such as bespoke customer sentiment scores and trend tracking. We also developed self-service tools that enable us to query more effectively; a chat-style AI agent with native integration into our data layer allows us to run analytics and access trend data without any technical skills needed.
While AIML technologies continue to evolve, disciplined deployment, strategic investment, and strong governance will remain central to our approach as an enduring institution focused on delivering durable growth and superior returns on capital.
Risk Factor Summary
Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. These risks could materially and adversely impact our business, financial condition, and results of operations, which could cause the trading price of our common stock to decline and could result in a loss of all or part of your investment. Some of these risks include:
•Our future success is dependent on our ability to compete effectively in a highly competitive industry.
•The middle-market businesses which we target may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan.
•We depend on the accuracy and completeness of information about clients and counterparties, which, if incorrect or incomplete, could harm our earnings.
•New lines of business, new products and services, strategic project initiatives or new partnerships may subject us to additional risks.
•We have a net deferred tax asset that may not be fully realized.
•We face significant operational risks, including fraud and loss due to execution errors, data processing and technology errors.
•Our risk management framework may not be effective in mitigating risks and/or losses to us.
•We are subject to risk arising from failure or circumvention of our controls and procedures.
•Our accounting estimates and risk management processes rely on analytical and forecasting techniques, models and judgment, which may inadequately measure risk.
•We rely heavily on our senior management team, particularly John Delaney, and other key employees.
•Managing reputational risk is important to attracting and maintaining clients, investors and employees, and damage to our reputation could have an adverse effect on us.
•Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
•System failures in or cybersecurity breaches of our network security or other information technology systems could subject us to increased operating costs as well as litigation, damage to our reputation and other potential losses.
•We may not be able to measure and manage our credit risk adequately.
•Our ACL may prove to be insufficient to cover actual credit losses.
•We are subject to interest rate risk.
•Our structured finance lending strategy may expose us to increased credit risks.
•Our healthcare lending services expose us to operational complexity and changes in government payment rates that could adversely affect our results of operations.
•Our underwriting practices may not protect us against losses in our loan portfolio.
•Our largest loan relationships make up a material percentage of our total loan portfolio and credit risks relating to these would have a disproportionate impact on our business, financial condition and results of operations.
•Repayment of our construction and development loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may not be sufficient to repay the loan in the event of default.

•We are dependent on the use of data and modeling both in our management decision-making generally and in meeting regulatory expectations in particular.
•The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, OREO and repossessed personal property may not accurately describe the net value of the asset.
•We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property, including risks related to environmental laws and enforcement thereof, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
•We may not be able to develop and maintain a strong core deposit base or other low-cost funding sources.
•Liquidity needs could adversely affect our business, financial condition and results of operations.
•Problems encountered by, or adverse news concerning, other financial institutions may adversely affect financial and capital markets generally as well as the Bank.
•We are subject to capital adequacy standards and, if we fail to meet these standards, or more stringent standards in the future, we will be subject to restrictions on our ability to make capital distributions and other restrictions.
•The Federal Reserve may require us to commit capital resources to support the Bank.
•Our operations may require us to raise additional capital, which may result in dilution to our then-existing stockholders and may not be available when it is needed, or at all.
•We are subject to extensive regulation and supervision, which could limit or restrict our activities and negatively impact our financial performance.
•As a result of our expanding national presence, we operate a nationwide business and are required to comply with significantly more state laws and regulations.
•Investors in this offering will experience immediate and substantial dilution.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act and the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•we are only required to include two years of audited consolidated financial statements in this prospectus, in addition to any required interim financial statements, and are only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
•we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and
•we are not required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.
We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more, (ii) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iii) the last day of the fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.
We have elected to adopt the reduced disclosure requirements described above regarding the number of periods for which we are providing audited financial statements and related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, and our executive compensation arrangements for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of the reduced reporting and other requirements under the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our stockholders. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest.
The JOBS Act also exempts emerging growth companies from compliance with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act), or companies that do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of this extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. Because of the potential differences in accounting standards used, this may make our consolidated financial statements not comparable with those of other public companies that are either not emerging growth companies, or are emerging growth companies that have opted out of using the extended transition period.
We cannot predict if investors will find our Class A common stock less attractive as a result of our election to rely on these exemptions and reduced reporting obligations. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to an Investment in our Class A common stock and this offering—We are an “emerging growth company,” as defined in the JOBS Act, and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Class A common stock less attractive to investors and adversely affect the market price of our Class A common stock.”
Corporate Information
We were originally founded in 2003 as a commercial bank chartered by the State of Maryland under the name “Congressional Bank.” In 2005 we incorporated as “Congressional Bancshares, Inc.” in Maryland, and in 2021 we reincorporated as a Delaware corporation and bank holding company, finally rebranding in 2022 as “Forbright, Inc.” The address of our principal executive offices is 4445 Willard Ave, Suite 1000, Chevy Chase, Maryland 20815 and our phone number is (301) 299-8810. Our website is www.forbrightbank.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. The inclusion of our website address in this prospectus is only as an inactive textual reference.
Channels for Disclosure of Information
Following the closing of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.forbrightbank.com), press releases, public conference and earnings calls and public webcasts. Information contained on, or accessible through, our website and accounts is not a part of this prospectus, and the inclusion of our website and account addresses in this prospectus is only as inactive textual references.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

THE OFFERING

Issuer	Forbright, Inc.

Class A common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class A common stock offered by the selling stockholders	shares

Option to purchase additional shares of Class A common stock	We have granted the underwriters an option to purchase up to additional shares of Class A common stock at the initial public offering price less underwriting discounts and commissions. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Shares of Class A common stock to be outstanding after this offering	shares of Class A common stock (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Shares of Class B common stock to be outstanding after this offering	shares of Class B common stock.

Total Class A common stock and Class B common stock to be outstanding upon the completion of this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Use of Proceeds
Assuming an initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus), we estimate that the net proceeds to us from this offering of Class A common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $          , or approximately $          if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders
We intend to use the net proceeds to us from this offering for general corporate purposes.
Our management will have broad discretion in the application of the net proceeds from this offering to us, and investors will be relying on the judgment of our management regarding the application of the proceeds.
Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our net proceeds by approximately $           million. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us by approximately $      million.
See “Use of Proceeds.”

Voting	Each holder of our Class A common stock is entitled to one vote for each share on all matters submitted to a vote of stockholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Our Class B common stock is non-voting with certain limited exceptions. See “Description of Capital Stock.”

Dividends
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We do not intend to pay dividends on our Class A common stock or Class B common stock in the near term. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be at the sole discretion of our board of directors and will depend on many factors, including the financial condition, earnings and liquidity requirements applicable to us and the Bank, regulatory constraints, and any other factors that our board of directors deems relevant in making such a determination. Our ability to pay dividends is subject to restrictions under applicable banking laws and regulations. In addition, dividends from the Bank are the principal source of funds for the payment of dividends on our stock. The Bank is subject to certain restrictions under banking laws and regulations that may limit its ability to pay dividends to us. Therefore, there can be no assurance that we will pay any dividends to holders of our Class A common stock or Class B common stock, or as to the amount of any such dividends. See “Dividend Policy.”

Exchange Listing	We intend to apply to list our shares of Class A common stock on under the trading symbol “FRBT.”

Risk Factors
Investing in our Class A common stock involves risks. See the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that you should carefully consider before making an investment decision with respect to the shares of our Class A common stock offered hereby.

The number of shares of our common stock to be outstanding immediately after this offering is based on                        shares of our common stock outstanding as of           , 2026 and reflects:
•          shares of Class A common stock issuable upon the vesting and settlement of restricted stock awards (“RSAs”) outstanding under the 2014 Plan as of              , 2026;
excludes:
•          shares of Class A common stock issuable upon the exercise of options outstanding under the 2014 Plan, with a weighted average strike price of $            per share; and
•          shares of Class A common stock reserved for issuance under the 2026 Plan.
Unless otherwise indicated, the information in this prospectus:
•assumes an initial public offering price of $           per share of Class A common stock, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus;
•assumes no exercise by the underwriters of their option to purchase additional shares; and
•assumes the filing and effectiveness of our amended and restated certificate of incorporation (the “Amended Certificate of Incorporation”) and the adoption of our amended and restated bylaws (the “Amended Bylaws”), each of which will occur immediately prior to the completion of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION
The following tables summarize the historical consolidated financial and operating information of the Company for the periods and as of the dates indicated.
The summary consolidated statements of operations data for the years ended December 31, 2025 and December 31, 2024 and the summary consolidated balance sheet data as of December 31, 2025 and December 31, 2024 have been derived from the audited financial statements of the Company included elsewhere in this prospectus. Historical results for any prior period are not necessarily indicative of results to be expected in any future period. You should read the summary consolidated financial and other data presented below in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included elsewhere in this prospectus.

	As of and for the year ended December 31,
Dollars in thousands except share and per share data	2025	2024
Consolidated Statements of Operations Data
Interest income	$	$501,155
Interest expense		271,599
Net interest income		229,556
Recovery of credit losses		(1,688)
Net interest income after recovery of credit losses		231,244
Non-interest income		23,113
Non-interest expense		199,990
Income before income taxes		54,367
Income tax expense		11,001
Net income		43,366
Other comprehensive income		1,398
Total comprehensive income	$	$44,764
Consolidated Balance Sheet Data
Cash, cash equivalents and restricted cash	$	$1,179,982
Investment securities available-for-sale, at fair value		1,471,468
Investment securities held-to-maturity, at amortized cost, net of allowance for credit losses of and $161, respectively		52,525
Loans held-for-sale		316,484
Loans held for investment, at fair value		7,081
Loans held for investment, at amortized cost		3,963,973
Allowance for credit losses		(42,294)
Net loans held for investment, at amortized cost		3,921,679
Financing receivables held-for-sale, at lower of cost or fair value		13,835
Financing receivables held for investment, at amortized cost, net of allowance for credit losses of and $74, respectively		29,332
Deferred tax asset, net		40,181
Accrued interest receivable		35,525
Other assets		182,842
Total assets	$	$7,250,934
Non-interest-bearing deposits	$	$258,242
Interest-bearing deposits		5,307,090
Total deposits		5,565,332

	As of and for the year ended December 31,
Dollars in thousands except share and per share data	2025	2024
Subordinated debt, net		174,526
Other borrowings		700,000
Total borrowed funds		874,526
Other liabilities		89,122
Total liabilities		6,528,980

Preferred stock, $0.001 par value per share; 5,000,000 shares authorized; no shares issued and outstanding		—
Common stock, $0.001 par value per share; 103,200,000 shares authorized; and 40,243,916 shares issued and outstanding, respectively		40
Additional paid-in capital		481,455
Retained earnings		240,902
Accumulated other comprehensive loss		(443)
Total stockholders’ equity		721,954
Total liabilities and stockholders’ equity	$	$7,250,934

Per Share Data
Basic earnings per voting common share	$	$1.08
Basic earnings per non-voting common share	$	$1.08
Diluted earnings per voting common share	$	$1.05
Diluted earnings per non-voting common share	$	$1.05
Weighted-average shares used to compute earnings per voting common share:
Basic		18,971,357
Diluted		20,001,805
Weighted-average shares used to compute earnings per non-voting common share, basic and diluted		21,242,551
Performance Ratios

Credit Quality Ratios

Capital Ratios

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes and results of operations appearing elsewhere in this prospectus, before making an investment decision with respect to the Class A common stock offered hereby. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial conditions or results of operations. In such case, the trading price of our Class A common stock could decline, and you may lose some or all of your original investment.
Risks Related to Our Operations
Our future success is dependent on our ability to compete effectively in a highly competitive industry.
We compete for attracting deposits, making loans and conducting other financing initiatives. In addition to our many competitors in the banking sector, our principal non-bank competitors are private credit funds, credit unions, and savings and loan associations, including large national financial institutions. We also compete with financial technology companies, consumer financial companies, and other non-bank providers of financial services. Many of our competitors are larger than us, have more resources, greater brand recognition, and more extensive and established footprints than we do and may be able to attract customers and consumers more effectively than we can. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing, and may better afford and make broader use of media advertising, support services and technology than we do. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We compete with these other financial institutions both in attracting deposits, making loans and other financing initiatives. We expect competition to continue to increase as a result of legislative, regulatory and technological changes, the continuing trend of consolidation in the financial services industry and the emergence of alternative providers of traditional banking products and services. Our profitability in large part depends upon our continued ability to compete successfully with traditional and new financial services providers, some of which maintain a physical presence and others of which maintain only a virtual presence. An increase in competition could require us to increase the rates we pay on deposits and/or lower the rates that we offer on loans, which could reduce our profitability.
The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. In addition, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers such as digital assets and blockchains, as well as advances in robotic process automation and AI, could significantly affect the competition for financial services. For example, growth in cryptocurrency and DeFi could reduce traditional banking deposits and income streams, challenging our ability to attract and retain consumers. A substantial shift of consumer deposits to these alternative products could adversely affect our liquidity position, funding costs, and overall financial stability. Regulatory uncertainty regarding cryptocurrency and DeFi could further complicate our strategic decisions, increase compliance costs, and potentially expose us to reputational and operational risks.
Furthermore, we operate in a highly competitive industry that could become even more competitive as a result of continued industry consolidation. This consolidation may produce larger, better capitalized and more diversified companies that are capable of offering a wider array of financial products and services at more competitive prices due to cost savings and shared resources.
Our profitability in large part depends upon our continued ability to compete successfully with traditional and new financial services providers. Our ability to compete successfully depends on a number of factors, including, among other things: (i) the ability to develop, maintain and build long-term customer relationships based on top quality service and high ethical standards; (ii) the scope, relevance and pricing of products and services offered to meet customer needs and demands; (iii) the rate at which we introduce new products and services relative to our competitors; and (iv) consumer satisfaction with our level of service. Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.
The middle-market businesses which we target may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan.
Our primary lending strategy is to serve the banking and financial services needs of middle-market businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than such competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results, any of which may impair their ability as a borrower to repay a loan.
In addition, the success of middle-market businesses often depends on the management skills, talents and efforts of a smaller group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the industries we serve or any of our borrowers otherwise are affected by adverse business developments, our middle-market borrowers may be disproportionately affected and their ability to repay outstanding loans may be negatively affected, the collateral we hold may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs, and delinquencies could rise and require significant additional provisions for credit losses, resulting in an adverse effect on our business, financial condition and results of operations.
We depend on the accuracy and completeness of information about clients and counterparties, which, if incorrect or incomplete, could harm our earnings.
In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of customers, counterparties or other third parties, such as independent auditors as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, we may assume that a customer’s audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite, and service loans. Our business, financial condition and results of operations could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on information provided to us, such as financial statements that do not comply with GAAP, that is materially misleading.
New lines of business, new products and services, strategic project initiatives or new partnerships may subject us to additional risks.
Our growth strategy is primarily organic – requiring continued expansion in loan production, market penetration and product development. From time to time, we may seek to implement new lines of business or offer new products and services within existing lines of business, which exposes us to execution, operational and regulatory risks. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. If development or implementation efforts are delayed or unsuccessful, we may be unable to achieve pricing and profitability targets, which could materially affect our operating results. New lines of business and/or new products or services also could subject us to additional regulatory requirements, increased scrutiny by our regulators and other legal risks.
Additionally, we have undertaken, and expect to continue to undertake, strategic project initiatives, including, but not limited to, payment processing, investment in technology, process improvement, client experience and fintech partnerships and acquisitions. Significant effort and resources are necessary to manage and oversee the successful completion of these initiatives. These initiatives can place significant demands on a limited number of employees with subject matter expertise and management and may involve significant costs to implement as well as increase operational risk as employees learn to process transactions under new systems. The failure to properly execute on these strategic initiatives could adversely impact our business and results of operations.
We have in the past, and may in the future, partner with fintech providers to distribute or market our products and services. Bank regulators have, and may in the future, hold banks responsible for the activities of these fintech companies, including under the BSA, the CRA or in respect of anti-money laundering and consumer compliance matters, or may take the view that these relationships present safety and soundness issues.
New products and services, or entrance into new markets or lines of business, are carefully scrutinized by regulatory agencies and may require substantial time, resources and capital, and profitability targets may not be achieved or risks associated with such new services or product offerings may not be properly managed. In June 2023, the federal bank regulatory agencies issued new guidance regarding risk management associated with third-party relationships, which, among other things, offered the agencies’ views on sound risk management principles for banking organizations when developing and implementing risk management practices for all stages in the life cycle of third-party relationships. The guidance provided that the use of third parties, especially those using new technologies, may present elevated risks to banking organizations and their customers, including operational, compliance, and strategic risks. Even if we believe we have properly identified risks associated with such partnerships, and that we have an effective risk management program in place to manage and supervise such third-party relationships and associated risks, no assurances can be provided that our state and federal banking regulators will agree with our assessments or not find deficiencies in our risk management program(s) or that our risk management and compliance programs will in fact prove to be effective.
Failure to properly manage these risks, or failure of any product or service offerings to be successful and profitable, could have a material adverse effect on our business, financial condition and results of operations.
We have a net deferred tax asset that may not be fully realized.
We have a net deferred tax asset in the form of a net operating loss carryforward and cannot assure that it will be fully realized.
The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. If we determine that we will not achieve sufficient future taxable income to realize our net deferred tax asset, we are required under GAAP to establish a full or partial valuation allowance. If we are required to establish a full or partial valuation allowance, we will incur a charge to operations, which could negatively impact our earnings. We regularly assess available positive and negative evidence to determine whether it is more likely than not that our net deferred tax asset will be realized. This determination requires us to apply significant judgment and is inherently speculative because it requires estimates and assumptions about our future taxable income that cannot be made with certainty. In addition, changes in tax laws and regulations applicable to us could result in our estimates and assumptions about our future taxable income becoming inaccurate.
Our ability to use our deferred tax asset to offset future taxable income will be limited if we experience an “ownership change” as defined in Section 382 of the Code. In general, an “ownership change” will occur if the ownership of our stock by certain stockholders or groups of stockholders increases by more than 50% over a rolling three-year period. Due to the complexity of Section 382, it is difficult to conclude with certainty at any given point in time whether an ownership change has occurred. Our ability to use our deferred tax assets to reduce future taxable income and liabilities may be subject to annual limitations as a result of ownership changes that may occur in the future, including as a result of this offering, some of which may be outside of our control. Furthermore, our ability to utilize deferred tax assets of companies that we have acquired or may acquire may be subject to limitations.
We face significant operational risks, including fraud and loss due to execution errors, data processing and technology errors.
Because we operate many different financial service functions, including an expanding slate of digital banking services, we rely on the ability of our employees, third-party vendors and information technology systems to process a significant number of transactions and manage multiple products and technologies, and therefore face significant operational risk of loss from operations, including fraud by employees or outside persons, employees’ execution of incorrect or unauthorized transactions, data processing and technology errors, or hacking and breaches of internal control systems. In particular, it is not always possible to prevent employee error or misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases.
As a financial institution, we are inherently exposed to operational risk in the form of theft and other fraudulent activity by employees, customers, consumers and other third parties targeting us, our customers, our consumers or our data (including the data we hold on behalf of our customers and consumers). Such activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. With the advent and growth of our digital deposit platform and related services, the opportunity for, and our vulnerability to, such fraudulent activity is increased. Although we maintain policies and internal controls designed to identify and prevent such incidents, given the increasing sophistication of possible perpetrators, we may experience financial losses or reputational harm as a result of fraud.
Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon processing systems to record and process transactions and our large transaction volume may further increase the risk that employee errors, tampering or manipulation of those systems will result in losses that are difficult to detect. Employee error or misconduct could also subject us to financial claims. If our internal control systems fail to prevent or detect an occurrence, or if any resulting loss is not insured, exceeds applicable insurance limits or if insurance coverage is denied or not available, it could have an adverse effect on our business, financial condition and results of operations.
Negative publicity resulting from the realization of such risks, whether or not accurate, may damage our reputation, which could have an adverse effect on our business, financial condition and results of operations.
Our risk management framework may not be effective in mitigating risks and/or losses to us.
In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures, and systems designed to identify, monitor, and control our exposure to material risks, including credit, strategic, liquidity, interest rate, operational, compliance and reputational risks. Our risk management methods may prove to be ineffective due to their design, implementation or the degree to which we adhere to them, as a result of inadequate, inaccurate, or untimely information, changes in tactics employed by external bad actors or other factors.
If our risk management efforts are ineffective or fail to mitigate our exposure in all economic or market environments, including risks that we may fail to identify or anticipate, we could suffer losses, become subject to litigation, particularly from our customers, or incur regulatory sanctions or fines, any of which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to risk arising from failure or circumvention of our controls and procedures.
Our internal controls, including fraud detection controls and procedures, disclosure controls and procedures and corporate governance processes are based in part on certain assumptions and provide only reasonable, not absolute, assurance that their objectives are achieved. Failure, circumvention, or noncompliance with our controls and procedures or applicable regulations could have a material adverse effect on our reputation, business, financial condition and results of operations, including through litigation, regulatory fines, penalties or other sanctions. Furthermore, notwithstanding advances in technology and control systems, our operations ultimately rely on people, who may make errors or engage in violations or misconduct that our controls may not always prevent or detect. Human errors, malfeasance or other misconduct, even if promptly identified and remediated, could result in reputational harm or legal risk and have a material adverse effect on our business, financial condition and results of operations.
Our accounting estimates and risk management processes rely on analytical and forecasting techniques, models and judgment, which may inadequately measure risk.
Our accounting policies and methods are critical to how we record and report our financial condition and results of operations. Management must exercise judgment in selecting and applying many of these accounting policies and methods to comply with GAAP and present our financial condition and results appropriately. In some cases, management must select among two or more alternative accounting policies or methods, any of which may be reasonable under the circumstances but which could result in materially different reported results.
Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our possible need to revise or, if in error, restate prior period financial statements, cause damage to our reputation and the price of our Class A common stock and adversely affect our business, financial condition and results of operations.
As noted above, our critical accounting policies require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include ACL and the realizability of the net operating loss portion of our deferred tax assets. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the ACL or sustain loan losses that are significantly higher than the reserve provided or significantly increase our accrued tax liability. Any of these could have a material adverse effect on our business, financial condition and results of operations.
We are subject to an extensive body of accounting rules and best practices. Periodic changes to such rules may change the treatment and recognition of critical financial line items.
The nature of our business makes us subject to an extensive body of accounting rules and best practices in the United States. From time to time, the governing bodies that oversee changes to accounting rules and reporting requirements may release new guidance for the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. These changes could adversely affect our capital, regulatory capital ratios, ability to make larger loans, earnings and performance metrics. Any such changes could have an adverse effect on our business, financial condition and results of operations.
We rely heavily on our senior management team, particularly John Delaney, and other key employees.
Our success depends largely on the continued service of certain members of our leadership team. In particular, we are highly dependent on the services of John Delaney, our Chief Executive Officer. Members of our leadership team, both individually and collectively, play an integral role in the development and growth of our company. We also rely on our leadership team in operating our business and identifying strategic initiatives.
While we have entered into employment agreements with certain of our senior officers and other key employees, such officers can terminate such agreements in accordance with their terms, and we cannot ensure that we will be able to retain the services of any members of our management team or other key employees. The unexpected loss of any of our key employees could have a material adverse effect on our business and operations.
Our future success also depends on our continuing ability to attract, develop, motivate and retain key employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The market for qualified individuals is highly competitive and as a result, we may not be able to attract and retain key employees, including qualified officers and candidates. Failure to attract and retain a qualified management team and qualified key employees could have an adverse effect on our business, financial condition and results of operations.

Managing reputational risk is important to attracting and maintaining clients, investors and employees, and damage to our reputation could have an adverse effect on us.
A key differentiating factor for our business is our strong reputation. Maintaining a positive reputation is critical to attracting and retaining our valued customers and consumers, investors and employees. Adverse perceptions of us could impair our ability to execute our strategy.
Maintaining and developing our brand is critical to building trust with our consumer and customer bases. Brand recognition may help reduce customer acquisition costs and support customer loyalty. Maintaining and developing our brand will depend largely on our ability to continue to provide high quality products and services at cost-effective and competitive prices, as well as after-sale consumer and customer service. While we intend to continue investing in our brand, no assurance can be given as to the success of these investments. If we fail to maintain and develop our brand, incur excessive expenses in this effort, or if our reputation is otherwise tainted, it could materially impact our ability to raise deposits from consumers nationwide, which is critical to our funding, and could also otherwise materially impact our business, financial condition and results of operations.
Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, regulatory investigations, marketplace rumors and questionable or fraudulent activities of our clients. We have policies and procedures in place to promote ethical conduct and protect our reputation. However, these policies and procedures may not be fully effective and cannot protect against all threats to our reputation. Negative publicity regarding financial institutions, our business, employees, or clients, with or without merit, may result in the loss of clients, investors and employees, costly litigation, a decline in revenues, and/or increased governmental oversight.
If the public perception of financial institutions remains negative, then our reputation and business may be adversely affected by negative publicity or information regarding our business and personnel, whether or not accurate or true. For example, negative information about financial institutions has in the past been, and may in the future be, posted on social media or other Internet forums or published by news organizations and the speed and pervasiveness with which information can be disseminated through these channels, in particular social media, may magnify risks relating to negative publicity. “—Risks Related to Funding and Liquidity—Problems encountered by, or adverse news concerning, other financial institutions may adversely affect financial and capital markets generally as well as the Bank.”
Moreover, our customers, consumers, stockholders, employees, regulators, and other stakeholders have diverse expectations, demands, and perspectives on a range of topics, including sustainability-related topics, which are continuing to evolve and, in some cases, diverge. We may not be able to meet the diverse expectations and demands of all of our stakeholders, which could harm our reputation, reduce customer demand for our products and services, and subject us to legal and operational risks.
Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
We outsource some of our operational activities and accordingly depend on relationships with third-party providers for services, such as core systems support, informational website hosting, internet services, online account opening and other processing services. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems, many of which also depend on third-party providers. The failure of these third-party systems, a cybersecurity incident involving any of our third-party service providers, which they have experienced in the past, deterioration in the quality of their service or performance or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could also experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing third-party service providers or addressing other issues with our third-party service providers could entail substantial delay, expense and disruption of service.

In addition, these third-party service providers may rely on subcontractors to provide services to us that face similar risks. Failures or security incidents or breaches by or of our third-party service providers or their subcontractors that result in an interruption in service, unauthorized access, misuse, loss or destruction of data or other similar occurrences that could interrupt our business, could in the future adversely affect our business. Through contractual provisions and third-party risk management processes, we take steps to require that our providers, and their subcontractors, protect our data and information, including personal data. However, due to the size and complexity of our technology infrastructure and services, the amount of data that we store and the number of consumers and customers, financial services platform clients, employees and third-party service providers with access to personal data, we, our third-party service providers and their subcontractors are potentially vulnerable to a variety of intentional and inadvertent cybersecurity breaches and other security-related incidents and threats, which could result in a material adverse effect on our business, financial condition and results of operations. Any contractual protections we may have from our third-party service providers may not be sufficient to adequately protect us against such consequences, and we may be unable to enforce any such contractual protections. As a result, if these third-party service providers experience service interruptions, are subject to cybersecurity incidents, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If such interruption were to continue for a significant period of time, such delay could have an adverse effect on our business, financial condition and results of operations. Even if we are able to replace third-party service providers, it may be at a higher cost to us to engage such third-party service providers on short notice, which could adversely affect our business, financial condition and results of operations.
In addition, we may, from time to time, decide to modify or terminate relationships with third-party service providers and to perform certain functions and/or services internally. There is no guarantee we will be able to perform these functions. Additionally, the migration of any such functions and/or services may introduce additional risks and could cause disruption to our business.
Certain aspects of the services we provide also rely and depend upon the ability of third parties with whom we do not contract directly to perform specified tasks or execute certain functions. As a result of these impacts, we might experience consumer or customer complaints, loss of revenue or other financial loss, or we may have to respond to regulatory inquiries related to such outages.
Furthermore, third-party service providers, and banking organizations’ relationships with those providers, are subject to demanding regulatory requirements and attention by bank regulators. Our regulators may hold us responsible for any perceived deficiencies in our oversight of our third-party service providers and in the performance of the parties with which we have these relationships. As a result, if our regulators assess that we have not exercised adequate oversight and control over our third-party service providers or that such providers have not performed adequately, we could be subject to administrative penalties, fines, or other forms of regulatory enforcement action as well as requirements for consumer remediation, any of which could have an adverse effect on our business, financial condition and results of operations.
If a service provider fails to either provide the services required or expected or meet applicable contractual or regulatory requirements such as service levels or compliance with applicable laws, the failure could negatively impact our business. Such a failure could also adversely affect the perception of the reliability of our networks and services and the quality of our brand, which could materially adversely affect our business and results of operations. Further, if there were deficiencies in the oversight and control of our third-party relationships, and if our regulators held us responsible for those deficiencies, it could have an adverse effect on our business, reputation and results of operations.
Our success is largely dependent upon our ability to successfully execute our business strategy.
There can be no assurance that we will be able to continue to grow and to remain profitable in future periods, or, if profitable, that our overall earnings will remain consistent with our prior results of operations, or increase in the future. A downturn in economic conditions, heightened competition from other financial services providers, interest rate volatility, an inability to retain or grow our core deposit base, regulatory and legislative considerations, and failure to attract and retain high-performing talent, among other factors, could limit our ability to grow assets, or increase profitability, as rapidly as we have in the past.

Sustainable growth requires that we manage our risks by following prudent loan underwriting standards, balancing loan and deposit growth without materially increasing interest rate risk or compressing our net interest margin, maintaining adequate capital at all times, managing a growing number of consumer and customer relationships, scaling technology infrastructure, hiring and retaining qualified employees and successfully implementing our strategic initiatives. We must also successfully implement improvements to, or integrate, our management information and control systems, procedures and processes in an efficient and timely manner and identify deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in loan volume in various markets and the infrastructure that comes with expanding operations, including new branches.
Our growth strategy may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to effectively manage and grow our banking franchise, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth. We may not have, or may not be able to develop, the knowledge or relationships necessary to be successful in new markets.
Our failure to sustain our historical rate of growth, adequately manage the factors that have contributed to our growth or successfully enter new markets could have an adverse effect on our earnings and profitability and, therefore on our business, financial condition and results of operations.
Our expansion strategy includes, in part, targeting select acquisitions of parts or all of other financial institutions or financial services companies, which exposes us to acquisition risks.
While our current strategy is centered on organic growth, we may, from time to time, evaluate and pursue opportunities to expand our business through mergers, acquisitions, or other business combination activity.
The acquisition of other financial institutions, loan servicing or other lending operations and/or financial services companies involves a number of risks, including the risks that:
•we may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, including related to due diligence activities, financial modeling, and the negotiation of definitive agreements;
•our estimates and judgments used to evaluate credit, operations, management, compliance, risk management, and market risks relating to target businesses may not be accurate;
•any institutions or businesses we acquire may have distressed assets and there can be no assurance that we will be able to realize the value we predict from those assets or that we will make sufficient provisions or have sufficient capital for future losses;
•we may be required to take write-downs or write-offs, restructuring and impairment, or other charges related to any institutions or businesses we acquire that could have a significant negative effect on our financial condition and results of operations;
•there may be substantial lag-time between completing an acquisition and generating sufficient revenue, assets and/or deposits to support costs of the expansion, including the realization of tax benefits accruing from net operating losses generated by a company we acquire;
•our management’s attention in negotiating a transaction and integrating the operations and personnel of the combining businesses may be diverted from our existing business and we may not be able to successfully integrate such operations and personnel;
•we may not be able to obtain regulatory approval for an acquisition target on the timeline we expect or at all;

•regulatory approvals for an acquisition target may be conditioned on requirements that we divest assets, liabilities or business lines, or that we commit to take certain other actions, and may include conditions, terms or requirements that are not acceptable to us;
•we may be exposed or joined as a party to litigation initiated by customers or third parties of acquired entities;
•we may introduce new products and services we are not equipped to manage or that introduce new risks to our operations, or that otherwise result in adverse effects on our results of operations; or
•we may assume liabilities in connection with an acquisition, including both unrecorded liabilities that are not discovered at the time of the transaction and known potential liabilities that are not properly evaluated or quantified, and the repayment of such liabilities may have an adverse effect on our business, financial condition and results of operations.
If we seek to expand our business through mergers, acquisitions, or other business combinations, we cannot assure you that we will be able to identify and successfully consummate any such transactions, successfully integrate any acquired financial institutions or financial services companies into our operations or retain the customers or consumers of any acquired business. If any of these risks occur in connection with our expansion efforts, it may have a material adverse effect on our business, financial condition and results of operations.
System failures in or cybersecurity breaches of our network security or other information technology systems could subject us to increased operating costs as well as litigation, damage to our reputation and other potential losses.
Failures in, or breaches of, our information technology systems and network infrastructure, or those of our third-party vendors or other service providers, including as a result of cybersecurity attacks, could disrupt our business, result in the disclosure or misuse of confidential, proprietary or personal information, damage our reputation, subject us to legal or regulatory proceedings, increase our costs and cause losses. Our operations are dependent upon our ability to protect our information technology systems and network infrastructure against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any such damage or failure that causes a prolonged interruption in our operations could have an adverse effect on our business, financial condition and results of operations. In addition, our operations are dependent upon our ability to protect our information technology systems and network infrastructure, including our internet banking activities, against damage from physical break-ins, cybersecurity incidents and other disruptive problems. Cybersecurity incidents and other disruptions would jeopardize the security of information (including personal information) stored in and transmitted through our information technology systems and network infrastructure, which may result in significant liability to us and damage to our reputation, and may discourage current and potential customers and consumers from using our internet banking services, which could in turn have an adverse effect on our business, financial condition and results of operations. Our security measures, including firewalls and penetration testing, may not prevent or detect all future system failures or cybersecurity incidents.
In the normal course of business, we collect, process, and retain sensitive, confidential and personal information of our customers and consumers. Although we devote significant resources and management focus to maintaining the integrity of our information technology systems through information security and business continuity programs, our facilities and systems, and those of our third-party service providers, could be vulnerable to cybersecurity incidents, including internal or external security incidents denial of service attacks, malware, ransomware attacks, “phishing,” other forms of social engineering attempts, misplaced or lost data, programming or human errors and other similar events. We and our third-party service providers have experienced these types of events in the past and expect to continue to experience them in the future. These events could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, regulatory enforcement action, damage to our reputation, loss of customers and consumers, loss of business or a loss of confidence in the security of our systems, products and services. Although the impact to date from these events has not had an adverse effect on us, we cannot be sure this will be the case in the future. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.

In addition to cybersecurity attacks or other security incidents involving the theft of sensitive, confidential and personal information, hackers recently have engaged in attacks against large financial institutions that are designed to disrupt key business services, such as customer- and consumer- facing websites. We are not able to anticipate or implement preventive measures that are effective against all possible cybersecurity attacks, especially given that the techniques used by hackers change frequently and such attacks can originate from a wide variety of sources. Our early detection and response mechanisms may be overpowered by sophisticated attacks and malware designed to avoid detection, which could in turn have an adverse effect on our business, financial condition and results of operations if such attacks are successful.
Technological advances, including the development and implementation of generative and agentic AI and other AIML technologies, may impact our business and our ability to successfully adopt and implement new technologies that our customers desire.
The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. As a digital financial services company and a primarily direct bank with a limited branch network, we significantly depend on technology to deliver our products and services and to otherwise conduct our business and operations. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy consumer demands. The recent technological advances in development and use of AIML present a number of risks and challenges to our business. The legal and regulatory environment relating to AIML is uncertain, rapidly evolving and includes regulation targeted specifically at AIML as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AIML. These evolving laws and regulations could require changes in our implementation of AIML and increase our compliance costs and the risk of non-compliance, including in relation to data privacy and security requirements. AIML models may be more susceptible to cybersecurity threats due to risks from using external, third-party data sources and given the volume of data they utilize, which, in turn, could make us more susceptible to cybersecurity threats.
The emergence of agentic and generative AI in particular presents unique risks and challenges that may adversely impact our business, including the production of output or taking of action that is incorrect. We or our third-party vendors or counterparties may develop or utilize such AIML in certain business processes, services, or products. Particularly agentic or generative AI models, may produce output or take action that is incorrect, that reflect biases included in the data on which they are trained, or that is otherwise harmful, which would likely degrade the effectiveness of such AI and could adversely impact us to the extent that we, our affiliates and our service providers or other third parties engaged by us rely on the work product of such AI. Use of AIML models may also infringe on the intellectual property rights of others or otherwise be affected by claims of infringement, misappropriation or other violations of intellectual property, including based on the use of large datasets used to train AI or the use of output generated by AI, in either case which contain or are substantially similar to material protected by intellectual property, including patents, copyrights, trademarks, or trade secrets. Furthermore, the use of personal or nonpublic information in connection with agentic or generative AI by the Company could result in a violation of certain laws, including data privacy laws and the data privacy and security requirements of the GLBA, exposing us to legal liability or regulatory penalties.
Furthermore, we may be exposed to risks to the extent we use AIML developed by third parties. We may be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models, and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.
Despite our focus on leveraging AIML as a catalyst for efficiency and accuracy, we may not be able to effectively implement new, technology-driven products and services, implement them as quickly as our competitors do, or be successful in marketing these products and services to our customers and consumers. In addition, the implementation of technological changes, upgrades to maintain current systems and the integration of new systems may also cause overly complex implementation, service interruptions, transaction processing errors, and system conversion delays, and may cause us to fail to comply with applicable laws or may otherwise result in an increase in our expenses, or otherwise distract management from our core banking and lending business. Failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could cause us to lose customers and consumers or have a material adverse effect on our business, financial condition and results of operations.
We expect that new technologies, including AIML, and business processes applicable to the financial services industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. As these technologies improve in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have a material adverse effect on our business, financial condition and results of operations. Further, given that the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to maintain current technology and business processes and optimize the opportunities deriving from our strategic initiatives could cause disruptions in our operations or cause our products and services to be less competitive, all of which could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to protect or enforce our intellectual property rights.
Certain of our product offerings and lines of business depend on certain registered and unregistered intellectual property rights and proprietary information. We use, and expect to continue to use, a combination of patent, copyright, trademark, service mark and trade secrets in our business. We rely on a combination of intellectual property laws and certain contractual provisions (such as confidentiality and nondisclosure agreements and intellectual property assignment agreements with employees, consultants and third parties with whom we have relationships), and technical measures (such as the password protection and encryption of our data and systems) to protect our brand, technology and intellectual property rights, including our and the Bank’s proprietary software. However, these laws and agreements afford only limited protection and may be insufficient to deter or prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Intellectual property rights or registrations granted to us may provide an inadequate competitive advantage or be too narrow to protect our products and services in the relevant jurisdictions. The protections may not be sufficient to prevent unauthorized use, misappropriation or disclosure of our intellectual property or technology, and may not prevent competitors from copying, infringing, or misappropriating our products and services.
We own numerous trademarks and service marks, including but not limited to our brand name, logo and slogan. While we have invested resources in establishing and promoting our intellectual property, including our trademarked brands, we may be unable to adequately obtain trademark protections in relevant jurisdictions, such that we may not be able to distinguish our products and services from those of our competitors. Further, we may not timely file or successfully register our trademarks. If the validity of these marks were challenged, certain of our brands or trademarks may be damaged or we may be required to face considerable expense defending or changing our marks. Further, we have chosen not to register any copyrights, and instead rely primarily on trade secret protection to protect our proprietary software, information and technology. Given that we have chosen not to register our copyrights, the remedies and damages available to us for unauthorized use of software under copyright laws may be limited. Despite our efforts to maintain our source code and certain other technologies as trade secrets, it may still be possible for unauthorized third parties to copy our technologies, and use information that we regard as proprietary to create products and services that compete with ours.
Various events outside of our control may pose a threat to our intellectual property rights, and our related products and services. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property or proprietary rights and cannot be certain that others will not independently develop, design around, or otherwise acquire equivalent or superior technology or intellectual property rights to ours. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective in protecting our intellectual property rights. Any litigation brought to enforce or challenge our intellectual property or proprietary rights may be costly and ultimately result in the loss of such rights. Failure to obtain or maintain adequate protection of our intellectual property or other proprietary rights for any reason could have a material adverse effect on our businesses, results of operations and financial condition. Additionally, intellectual property laws may change and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights. If we are unable to adequately protect our intellectual property rights, our business and growth prospects could be materially and adversely affected.
We use open-source software in our business, which could negatively affect our ability to operate our business and subject us to litigation or other actions.
We use open source software (“OSS”) in our business and we anticipate continuing to use OSS in our business in the future. Certain OSS licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the OSS on unfavorable terms or at no cost, and we may be subject to such terms if we combine, link or otherwise integrate our proprietary software with OSS in certain ways. The terms of many OSS licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that some OSS licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. In such event, we could be required to make any open source code utilized in certain of our proprietary software available to third-parties, (including competitors), to seek licenses from third-parties on terms unfavorable to us, to re-engineer, or to discontinue the offering of our products or services, or we could become subject to other consequences, any of which could adversely affect our business, financial condition, and results of operations.
We operate a flexible-first workforce model, which could subject us to increased business continuity and cybersecurity risks, as well as other operational challenges and risks that could significantly harm our business and operations.
Our workforce operates under a mix of in-person, hybrid and fully remote arrangements. We increased in-office collaboration for non-remote employees, requiring a specified number of in-office days per month that varies by business team. This return to the office requirement is limited, and we expect many employees to continue to work partially or fully remotely. As a result, we are subject to the challenges and risks of having a remote workforce, as well as the challenges and risks from operating with a hybrid workforce. These risks include home internet availability affecting work continuity and efficiency. We may also be exposed to risks associated with the locations of remote employees, including compliance with local laws and regulations or exposure to compromised internet infrastructure. Allowing our employees to work remotely may create intellectual property-related risks if any employee creates intellectual property on our behalf while residing in a jurisdiction with unenforced or uncertain intellectual property laws. Further, if employees fail to inform us of changes in their work location, we may be exposed to additional compliance risks without our knowledge. While we believe most of our operations can be performed and operated effectively remotely, there is no guarantee that our flexible-first workforce this will continue or that we will continue to be as effective while operating a flexible-first workforce model because our team is dispersed.
Our operating our business with both remote and in-person workers, or workers who work in flexible locations and on flexible schedules, could have a negative impact on our corporate culture, decrease the ability of our workforce to collaborate and communicate effectively, decrease innovation and productivity, or negatively affect workforce morale. If we are unable to manage the cybersecurity and other risks of a flexible-first workforce model, and maintain our corporate culture and workforce morale, our business could be harmed or otherwise adversely impacted.
Risks Related to Credit and Interest Rate
We may not be able to measure and manage our credit risk adequately.
Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors, including local market conditions and general economic conditions.
Evaluating credit risk involves considering a wide range of information on historical results, balance sheet items, collateral, forward-looking performance, operational fundamentals and management teams. Final decisions on appropriate credit risk reflect both analytical rigor and judgment exercised within our governance framework, which we may not perform adequately. Our risk management practices, such as monitoring the concentration of our loans within specific markets or industries and our credit approval, review and administrative practices, may not adequately manage credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our ACL, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition and results of operations.
Our ACL may prove to be insufficient to cover actual credit losses.
Our future success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that we will experience credit losses. The risk of loss will vary with, among other things, general economic conditions, including the current economic environment and real estate market, the type of loan, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the quality of the collateral for the loan.
Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to ensure repayment. As a result, we may experience significant credit losses, which could have a material adverse effect on our operating results. Under the CECL methodology which informs our ACL, a loan is considered to have a credit loss when the probability of default and loss given default result in the amount on the loan being less than the amount contractually required to be repaid. Accordingly, we maintain an ACL that represents judgments of expected losses and risks inherent in our loan portfolio, in an attempt to cover any credit losses that may occur. The ACL, which represents management’s estimate of expected lifetime credit losses on loans, held-to-maturity securities, and financing receivables, is determined using historical loss experience, current conditions, and reasonable and supportable forecasts, with accrued interest receivable excluded from the measurement. The determination of the appropriate level of the ACL is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risk and future trends, all of which may change materially. Although we endeavor to maintain our ACL at a level adequate to absorb any current expected losses in the loan portfolio, these estimates of credit losses are necessarily subjective and their accuracy depends on the outcome of future events. As of December 31, 2025, the ACL was $          million.
If our assumptions are wrong, our current ACL may not be sufficient to cover future credit losses, and we may need to make adjustments to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our ACL in the form of provisions for credit losses would materially decrease our net income.
In addition, the FDIC and the MOFR periodically review our ACL and may require us to increase our provision for credit losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our ACL or loan charge-offs as required by these regulators could have a material adverse effect on our business, financial condition and results of operations.
We are subject to interest rate risk.
Our profitability, like that of most financial institutions of our type, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings.
Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities and pricing of our assets and liabilities, our efforts may not be effective, which could have a material effect on our business, financial condition and results of operations. Specifically, changes in interest rates or interest rate volatility may:
•Affect the difference between the interest that we earn on assets and the interest that we pay on liabilities, which impacts our overall net interest income and profitability;
•Adversely affect the ability of borrowers to meet obligations under variable or adjustable-rate loans and other debt instruments (including due to an inability to refinance loans), which, in turn, affects our loss rates on those assets;
•Decrease the demand for interest-rate based products and services, including loans and deposits;
•Affect our ability to hedge various forms of market and interest rate risk and may decrease the profitability or protection or increase the risk or cost associated with such hedges;
•Increase the unrealized losses on our available-for-sale investment portfolio; and
•Affect loan prepayment speeds and result in the impairment of capitalized loan servicing assets, reduce the value of loans held for sale and increase the volatility of loan revenues, potentially adversely affecting our results of operations.
Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve which, through the FOMC, may raise or lower interest rates in response to economic conditions. The FOMC increased the federal funds target range through several hikes during 2022 and 2023 and has subsequently been decreasing (and most recently holding steady) the range. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could affect our ability to originate loans and obtain deposits, the fair value of our assets and liabilities and the average duration of our assets and liabilities. Any substantial, unexpected or prolonged change in market interest rates could have an adverse effect on our business, financial condition and results of operations. As of December 31, 2025,           % of our earning assets and           % of our interest-bearing liabilities were variable-rate, where our variable rate liabilities reprice at a slower rate than our variable rate assets. Our interest sensitivity profile was asset sensitive as of December 31, 2025.
Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest income and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans. Rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will decline and in falling interest rate environments, loan repayment rates will increase. Accordingly, changes in market interest rates could materially and adversely affect our net interest income, asset quality, and loan origination volume, impacting our business, financial condition, liquidity position and results of operations.
Our structured finance lending strategy may expose us to increased credit risks.
We conduct a significant portion of our lending activities in our lender finance and fund finance businesses by offering a variety of customized asset-based products. Such asset-based products often involve bespoke structure and terms and depend on the performance of the underlying assets. The origination, structuring, and ongoing management of such products require robust operational processes and sophisticated risk models. Failures in systems, controls, or models could result in material losses. In addition, we rely on the structural features embedded in our asset-based lending to mitigate the credit risk associated with such products. We limit our lending to a percentage of the customer’s borrowing base assets that we believe can be readily liquidated in the event of financial distress of the borrower. If one or more of our customers negligently or fraudulently misrepresents the existence or value of borrowing base assets in connection with an asset-based loan, we may advance more funds than we otherwise would, which could reduce or eliminate the benefit of the structural protections of our lending products with respect to such advances. In such event we could be exposed to material additional losses with respect to such loans, which could have a material impact on our business, financial condition and results of operations.
Further, our loan portfolio is significantly concentrated in our structured finance lending strategy and market, and regulatory or other factors negatively impacting this market space, or fraudulent activity, may have an outsized effects on our business, financial condition and results of operations as compared to similar impacts to our other lines of business.
Our healthcare lending services expose us to operational complexity and changes in government payment rates that could adversely affect our results of operations.
Our healthcare lending business provides working capital and real estate bridge loans to providers of healthcare services throughout the United States, in service of supporting existing operations or financing acquisitions. The portfolio is heavily weighted toward the skilled nursing and senior housing industries and also includes behavioral and other healthcare verticals. As such, our focus in this space increases concentration risk to sector-specific conditions and borrower operating performance. Borrowers may experience variability on occupancy, operating costs, access to capital and execution risk on acquisition or expansion plans. Further, the businesses in this sector are subject to extensive federal, state, and local regulation, including reimbursement rate changes, licensing requirements, and evolving standards of care. Changes in government reimbursement programs, such as Medicare and Medicaid, can materially impact the financial condition of our borrowers, increasing the risk of default on our loans. These contingencies can lead to borrower underperformance or stress, in which case our loans may require renegotiation or modification, restructuring or may result in default, which could increase our ACL and result in charge-offs, which may have a material effect on our business, financial condition and results of operations.
Concentrated exposures to certain asset classes may unfavorably impact our operations.
We have naturally developed concentrated exposures to those asset classes and industries in which we have specific knowledge or competency. In management’s judgment, our extensive experience within these concentration areas, and our strategic relationships within such areas, allows us to better evaluate the associated risks and price credit accordingly. However, the presence of similar exposures concentrated in certain asset classes leaves us exposed to the risk of a focused downturn or increased competitive pressures within a concentration area. The failure to properly anticipate and address risks associated with these concentrated exposures could have a material adverse effect on our business, financial condition or results of operations.
Our underwriting practices may not protect us against losses in our loan portfolio.
In conducting business relating to our loan portfolio, we adhere to specific underwriting practices, including, but not limited to: analyzing a borrower’s credit history, financial statements, tax returns, and cash flow projections; valuing collateral based on reports of independent appraisers; and verifying liquid assets. Notwithstanding these practices, we have incurred losses on loans that have met these criteria, and may continue to experience higher than expected losses depending on economic factors and borrower behavior. In addition, our ability to assess the creditworthiness of our clients may be impaired if the models and approaches we use to select, manage, and underwrite our clients become less predictive of future behaviors, or in the case of borrower fraud. Finally, we may have higher credit risk, or experience higher credit losses, to the extent our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. Deterioration in the value of certain assets, such as commercial real estate or trend declines in certain of our lending strategies, such as healthcare lending or our structured finance practice, could result in significantly higher credit losses to our portfolio.
Our largest loan relationships make up a material percentage of our total loan portfolio and credit risks relating to these would have a disproportionate impact on our business, financial condition and results of operations.
As of December 31, 2025, our                 largest borrowing relationships ranged from approximately $           million to $          million (including unfunded commitments) and totaled approximately $            million in total commitments (representing, in the aggregate,           % of our total outstanding commitments as of December 31, 2025). Each of the loans associated with these relationships has been underwritten in accordance with our underwriting policies and limits. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this concentration of borrowers presents a risk that, if one or more of these relationships were to become delinquent or suffer default, we could be exposed to material losses. The ACL may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if these loans are adequately collateralized, an increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.
Repayment of our construction and development loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may not be sufficient to repay the loan in the event of default.
As of December 31, 2025, approximately           % of the total dollar value of our loan portfolio, or $             million, consisted of construction and development loans. We make our construction and development loans primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of the property’s value at completion of construction and the bid price and estimated cost (including interest) of construction. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of the value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment. In addition, if we foreclose on a property during construction, we may face additional difficulty realizing the value of the collateral. When lending to builders, the cost of construction breakdown is provided by the builder, as well as supported by the appraisal. Although our underwriting criteria are designed to evaluate and minimize the risks of each construction loan, there can be no guarantee that these practices will safeguard against material delinquencies and losses to our operations.
We are dependent on the use of data and modeling both in our management decision-making generally and in meeting regulatory expectations in particular.
The use of statistical and quantitative models and other quantitatively-based analyses is central to our decision-making and regulatory compliance processes, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, the automated extension of credit based on defined criteria and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them.
Forecasting liquidity, capital, and interest rate risk requires modeling cash flows across assets and liabilities under multiple economic scenarios, incorporating assumptions around deposit and liability behavior, loan performance, funding costs, and balance sheet growth. Final decisions on appropriate capital, liquidity and interest rate reflect both analytical rigor and judgment exercised within our governance framework, which may do inadequately to adequately measure risk and therefore inform core decisions about our business, financial condition, risk exposure and results of operations.
The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, OREO and repossessed personal property may not accurately describe the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property, and in determining the value of real estate collateral, we rely on external appraisals and assessment of property values by our internal staff. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. In the case of non-real estate collateral, we rely on a variety of sources, including external estimates of value and judgments based on the experience and expertise of our internal staff. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property.

In addition, we rely on appraisals and other valuation techniques, such as third-party price opinions or internally developed pricing models, to establish the value of our OREO and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not accurately reflect the value of assets we acquire through foreclosure, and our ACL may not accurately reflect loan impairments. This could have a material adverse effect on our business, financial condition and results of operations.
We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property, including risks related to environmental laws and enforcement thereof, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
Our loan portfolio is frequently secured by real property. In the ordinary course of our business, we may foreclose and take title to real estate, potentially becoming subject to environmental liabilities associated with the properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. Costs associated with investigation or remediation activities can be substantial. If we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business, financial condition and results of operations.
Since we engage in lending and originate loans secured by real estate, we may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability, and we may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. The amount that we, as a lender, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental clean-up liabilities, assessments, interest rates, real estate tax rates, operating expenses of the properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of real estate, could have a material adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal and state regulators have prosecuted or pursued enforcement action against a number of mortgage servicing companies for alleged consumer law violations. If new federal or state laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, they could have a material adverse effect on our business, financial condition and results of operations.
Our commercial real estate business is significantly dependent on prevailing market conditions, which could increase our credit losses and negatively affect our financial results.
We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, healthcare and other loans. In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure loans with real estate collateral, and as of December 31, 2025, approximately           % of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. Real property values may be affected by a variety of factors outside of our control and the control of our borrowers, including national, regional and local economic conditions, generally. Consequently, a decline in regional or local economic conditions where we have outstanding commercial real estate loans may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are larger or more geographically diverse. Specifically, a decline in local or regional economic conditions may adversely affect the ability of borrowers to repay loans and the value of the collateral securing those loans with a nexus in those regions.
Further, the real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. As a result, declines in real property values could reduce the value of any collateral we realize following a default on these loans and could adversely affect our ability to continue to grow our loan portfolio consistent with our underwriting standards. We may have to foreclose on real estate assets if borrowers default on their loans, in which case we are required to record the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of non-performing assets increases our risk profile and may affect the capital levels regulators believe are appropriate in light of the ensuing risk profile. Our failure to effectively mitigate these risks could have a material adverse effect on our business, financial condition and results of operations.
We engage in lending secured by the equity interests of the borrower and, in circumstances of default, we may take possession of the equity interests of the borrower, the value of which may be volatile or the possession of which may significantly impact our operations.
We engage in lending to borrowers where equity interests of the borrower or its affiliates are collateralized as part of the security interest securing the loan. In the event of a default by the borrower under such loans, we may seek to enforce, or a bankruptcy court may recognize via bankruptcy proceedings, our security interests, leading to us taking possession of the pledged equity. However, the value of such equity may be highly volatile and subject to significant fluctuations due to market conditions, the financial performance of the underlying entity, a lack of a liquid market for disposal of the equity or other factors beyond our control. There can be no assurance that the value of the equity at the time of any enforcement action that we may take will be sufficient to allow us to fully recover the remaining balance from such defaulting borrowers.
Furthermore, if we acquire equity interests in a borrower or its affiliates as a result of enforcement or bankruptcy actions, we may become subject to additional risks and obligations, including but not limited to exposure to the financial and operational risks of the underlying entity (particularly if we choose to continue to manage the ongoing operations of the business via our equity holdings), potential regulatory or legal restrictions on ownership, and additional challenges associated with managing or disposing of such equity interests. We may also be required to consolidate the financial results of the acquired entity into our or the Bank’s financial statements, which could materially impact our reported financial condition, regulatory capital ratios and related performance indicia.
The realization of these risks could materially impact our business, financial condition, actual operations and results of operations, and there can be no assurance that we will be able to effectively mitigate these risks, operate or integrate such newly-acquired enterprises successfully or realize the full pre-default value of the original loan.
We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
As of December 31, 2025, the book value of our investment securities portfolio was approximately $      million. As of the same date,      % of our investments were U.S. government or U.S. government agency securities. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and instability in the capital markets. Available-for-sale securities are carried at fair value and are assessed for impairment at each reporting date. If credit-related impairment exists, we would recognize an allowance related to that security. Held-to-maturity securities are subject to the CECL standard, and therefore we are required to estimate and recognize an allowance for expected credit losses at the time of purchase and update this estimate at each reporting date. Any of these factors, among others, could require us to record an ACL if it indicates credit-related impairment or risk, which could have an adverse effect on our business, financial condition, and results of operations. The process for determining whether an ACL is required involves complex, subjective judgments about the future financial performance and liquidity of the issuer, any collateral underlying the security, and our intent and ability to hold the security for a sufficient period of time to allow for any anticipated recovery in fair value, in order to assess the probability of receiving all contractual principal and interest payments on the security. Our failure to correctly and timely assess any impairments or losses with respect to our securities could have an adverse effect on our business, financial condition and results of operations.
Inflation has negatively impacted, and may continue to negatively impact our business and our profitability.
Prolonged periods of inflation have impacted, and may continue to impact our profitability by negatively impacting our non-interest expenses, including increasing expense related to talent acquisition and retention. Additionally, inflation has led to, and may continue to lead to, a decrease in consumer purchasing power and negatively affect the need or demand for our products and services. If significant inflation continues, our business could be negatively affected by, among other things, increased default rates leading to credit losses which could decrease our willingness to offer new credit extensions. These inflationary pressures could adversely affect our results of operations or financial condition.
Risks Related to Funding and Liquidity
We may not be able to develop and maintain a strong core deposit base or other low-cost funding sources.
We depend on checking, savings and money market deposit account balances and other forms of deposits as our primary source of funding for our lending activities, and we continue to seek and compete for consumer deposits to maintain this funding base. Our future growth will largely depend on our ability to retain and grow our deposit base. As of December 31, 2025, we had $          billion in deposits and a loan to deposit ratio of           %. As of the same date, using deposit account related information such as tax identification numbers, account vesting and account size, we estimated that $           of our deposits exceeded the insurance limits established by the FDIC. Additionally, we have $          million of governmental deposits secured by collateral.
The deposit markets are competitive, and therefore it may prove difficult to grow our core deposit base. A significant portion of our digital banking deposit account balance currently depends on our high-yield savings account product, and there is no guarantee that deposit account openings and the amount on deposit in those accounts will continue to grow. Further, the elevated level of short-term interest rates in recent years have resulted in, and are expected to continue to result in, more intense competition in deposit pricing and with respect to non-deposit financial products. We face competition from similar products offered by our competitors which may offer more attractive features, including a higher interest rate on deposits, which may impact the success of the product. Changes we make to the rates offered on our deposit products may affect our finances and liquidity. Although we maintain a high deposit consumer retention rate, consumer deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors outside of our control, such as increasing competitive pressures for deposits, changes in interest rates and returns on other investment classes, consumer perceptions of our financial health and general reputation, or a loss of confidence by customers and consumers in us or the banking sector generally, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current consumer deposits or attract additional deposits.
Furthermore, we may from time to time introduce new digital banking deposit products in an effort to diversify our funding sources and expand our services. In the event we are unable to sufficiently grow such digital products, we may be required to find alternative, higher-cost funding for our lending and other activities, or we might not be able to originate an acceptable or sustainable volume of loans. Relatedly, as the Bank continues to grow its core deposit base and seeks to reduce its exposure to high rate/high volatility accounts, it may experience a net deposit outflow, which could negatively impact our business, financial condition, and results of operations. Additionally, any such losses of funds could result in lower loan originations, which could have an adverse effect on our business, financial condition and results of operations.
Liquidity needs could adversely affect our business, financial condition and results of operations.
Liquidity is essential to our business, and we monitor our liquidity and manage our liquidity risk at the holding company and Bank level. We require sufficient liquidity to fund asset growth, meet customer loan requests, consumer deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances, including events causing industry or general financial market stress. Liquidity risk can increase due to a number of factors, which include, but are not limited to, an over-reliance on a particular source of funding, changes in the liquidity needs of our depositors, borrowers’ inability to make loan repayments, adverse regulatory actions against us, or a downturn in the markets in which our loans are concentrated. For example, the Bank could be subject to sudden withdrawals of deposits, including as a result of negative media coverage, which may be spread through social media, regarding us or the financial services industry generally. Online and mobile banking have made it easier for customers to withdraw their deposits or transfer funds to other accounts with short notice. This may make retaining deposits during periods of stress more difficult. In addition, depositors of certain types of deposits, such as uninsured, brokered or uncollateralized deposits, may be more likely to withdraw their deposits or do so more quickly.
Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost, in a timely manner, and without adverse consequences. Our inability to raise funds through deposits, borrowings, the sale of loans, and other sources could have an adverse effect on our business, financial condition and results of operations, and could result in the closure of the Bank.
The Bank’s primary funding sources are non-wholesale funding and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters, international instability and geopolitical conflicts. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments, and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include sales of securities and loans and unsecured federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are adequate for our current needs, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. Any substantial, unexpected, and/or prolonged change in the level or cost of liquidity could impair our ability to fund operations and meet our obligations as they become due and could have an adverse effect on our business, financial condition and results of operations. Although we have historically been able to replace maturing deposits and advances, we may not be able to replace such funds in the future if our financial condition or market conditions change. Current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations and to support our continued growth. The unavailability of sufficient funding could have an adverse effect on our business, financial condition and results of operations. Further, the expense of borrowing funds to meet liquidity needs may adversely affect our results of operations. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate, which could have a material adverse effect on our business, financial condition and results of operations.
Problems encountered by, or adverse news concerning, other financial institutions may adversely affect financial and capital markets generally as well as the Bank.
Financial services institutions may be interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, loss of public confidence, including through default by any one institution, could lead to liquidity challenges or to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. For example, public opinion of the financial services industry was negatively impacted following the 2023 closures of Silicon Valley Bank, Signature Bank, and First Republic Bank and generally resulted in decreases in the stock prices of financial services companies. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis or key funding providers (including unsecured federal funds lines of credit), any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition and results of operations.
We are subject to capital adequacy standards and, if we fail to meet these standards, or more stringent standards in the future, we will be subject to restrictions on our ability to make capital distributions and other restrictions.
We and the Bank are each required to comply with applicable capital adequacy standards established by the Federal Reserve and the FDIC, respectively. From time to time, the Federal Reserve and the FDIC change these capital adequacy standards. In particular, we and the Bank are subject to a simple measure of capital adequacy for “qualifying community banking organization,” CBLR framework. jointly issued by the federal banking agencies in 2019, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The CBLR framework is optional and is available to depository institutions and depository institution holding companies that have less than $10 billion in average total consolidated assets and meet other qualifying criteria. The CBLR removes the requirement for qualifying community banking organizations to calculate and report risk-based capital, instead requiring only that qualifying community banking organizations calculate and report a Tier 1 leverage ratio. Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies' capital rules (generally applicable rule) and, if applicable, will be considered to have met the capital ratio requirements to be considered “well capitalized” for purposes of the applicable “prompt corrective action” rules under the FDI Act. The CBLR rules also allow for a two-quarter grace period to correct a ratio that falls below the required amount, provided that the bank or bank holding company maintains a leverage ratio of greater than 8%. Under the current CBLR rule, a qualifying community banking organization can opt out of the CBLR framework and revert back to the risk-based framework without restriction. As of December 31, 2025, we and the Bank each were a “qualifying community banking organization” as defined by applicable regulations of the federal banking agencies and elected to measure our capital adequacy under the CBLR framework. But there is no guarantee that we and the Bank will continue to be a “qualifying community banking organization” or elect to measure our capital adequacy under the CBLR framework. Furthermore, changes in capital rules are often precipitated by market events or economic conditions or events that expose perceived weaknesses or gaps in regulatory capital rules affecting banking organizations. For example, following the failures of three banks with assets over $100 billion during the first half of 2023, the federal bank regulatory agencies issued a proposed rulemaking in July 2023 designed to improve the resilience of the U.S. banking system by modifying capital requirements for large banking organizations to better reflect their risks and apply more transparent and consistent requirements across large banking organizations. While these most recent rules, as proposed, would not have applied to us as a banking organization with less than $100 billion in total assets, they serve as an example of how the capital requirements for banking organizations can quickly change or be modified. In addition, it is expected that the three federal banking agencies will propose new capital rules in the near future which may impact us and the Bank.
The application of more stringent capital requirements for us could, among other things, result in lower returns on invested capital, require the raising of additional capital and result in additional regulatory actions if we were to be unable to comply with such requirements. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy and could limit our ability to make distributions, including paying dividends.
Banking institutions that fail to meet the effective minimum capital ratios including the capital conservation buffer will be subject to constraints on capital distributions, including dividends and share repurchases, and certain discretionary executive compensation. The severity of the constraints depends on the amount of the shortfall and the institution’s “eligible retained income” (that is, the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) the average net income over the preceding four quarters).

The Federal Reserve may require us to commit capital resources to support the Bank.
The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.
A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right of payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank may become more difficult and expensive relative to other corporate borrowings.
Our operations may require us to raise additional capital, which may result in dilution to our then-existing stockholders and may not be available when it is needed, or at all.
We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We can offer no assurance that our capital resources following this offering will be adequate to satisfy our capital requirements for the foreseeable future. Accordingly, we may need to raise additional capital by issuing securities. The issuance of additional equity capital could be dilutive to the interests of our then-existing stockholders, including investors in this offering.
Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, we may be unable to comply with regulatory capital requirements, which could cause our federal and state regulators to restrict our operations. Our inability to raise additional capital when needed could have a material adverse effect on our business, financial condition and results of operations.
Our liquidity is dependent on dividends from the Bank.
The Company is the parent company of, and a separate and distinct legal entity from, the Bank. Legal entity liquidity is an important consideration as there are legal, regulatory, contractual and other limitations on our ability to utilize liquidity from one legal entity to satisfy the liquidity requirements of another, which could result in adverse liquidity events at either Forbright and/or the Bank. Our principal source of funds to pay distributions on our Class A common stock and service our obligations, other than further issuances of securities, is dividends received from the Bank. Various federal and state laws and regulations limit the amount of dividends that our Bank may pay to us. Furthermore, the Bank is not obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of the Bank, various business considerations and applicable law and regulation. As is generally the case for banking institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates and economic conditions in general. In the event our Bank is unable to pay dividends to us, we may not be able to service any debt we may incur, pay obligations or pay dividends on our stock. In addition to negatively affecting our business, a significant decrease in our liquidity could also reduce investor confidence in us, which could adversely affect our cash flow, business, financial condition or results of operations.

Our Bank’s FDIC deposit insurance premiums and assessments may increase.
Our Bank’s deposits are insured by the FDIC up to the maximum amount provided by the FDI Act, or the Bank Merger Act, subject to the Bank’s payment of deposit insurance premiums to the FDIC. Accordingly, our Bank is subject to insurance assessments based on our Bank’s average consolidated total assets less its average tangible equity. Our Bank’s regular assessments are determined by its CAMELS composite rating (a supervisory rating system developed to classify a bank’s overall condition by taking into account capital adequacy, assets, management capability, earnings, liquidity and sensitivity to market and interest rate risk), taking into account other factors and adjustments. In order to maintain a strong funding position and the reserve ratios of the DIF required by statute and FDIC estimates of projected requirements, the FDIC has the power to increase deposit insurance assessment rates and impose special assessments on all FDIC-insured financial institutions. Any future increases or special assessments could reduce our profitability and could have an adverse effect on our business, financial condition and results of operations.
We depend in part upon wholesale and brokered certificates of deposit to satisfy funding needs.
We rely, in part, on funds provided by wholesale deposits and brokered certificates of deposit to support the growth of our loan portfolio. Wholesale and brokered certificates of deposit are highly sensitive to changes in interest rates and, accordingly, can be a more volatile source of funding. We continue to face strong competition with regard to wholesale and brokered deposits, and pricing and product changes may adversely affect our ability to attract and retain cost-effective deposit balances. Use of wholesale and brokered deposits involves the risk that growth supported by such deposits would be halted, or our total assets could contract, if the rates offered by the Bank were less than those offered by other institutions seeking such deposits, or if the depositors were to perceive a decline in the Bank’s safety and soundness, or both. In addition, if we were unable to match the maturities of the interest rates we pay for wholesale and brokered certificates of deposit to the maturities of the loans we make using those funds, increases in the interest rates we pay for such funds could decrease our consolidated net interest income. Moreover, if the Bank ceases to be categorized as “well capitalized” under banking regulations, it will be prohibited from accepting, renewing or rolling over brokered deposits without the consent of the FDIC. Additionally, our regulators can adjust applicable capital requirements at any time and have authority to place limitations on our deposit businesses. An inability to attract or maintain deposits in the future could materially adversely affect our ability to fund our business.
Legal and Compliance Risks
Our growth may place significant demands on our operational, risk management and other resources.
The rapid growth of our balance sheet and in certain areas of our business in recent years has placed significant demands on our operational, risk management, sales and marketing, technology, compliance, and finance and accounting infrastructure, and has resulted in increased expenses, a trend that we expect to continue as our business grows. In addition, we are required to continuously develop and adapt our systems and infrastructure in response to the increasing sophistication of the financial services market, changing technologies, evolving fraud, privacy and information security landscape, and regulatory developments relating to our existing and projected business activities. Our future growth will depend on, among other things, our ability to maintain an operating platform and management system able to address such growth, our ability to grow and optimize deposit balances, and our ongoing ability to demonstrate to our regulators that our risk management and compliance practices are growing and evolving in a commensurate fashion, all of which has required, and we expect will continue to require, us to incur significant additional expenses, expand our workforce and commit additional time from senior management and operational resources. We may not be able to manage supporting and expanding our operations effectively, and any failure to do so would adversely affect our ability to increase the scale of our business, generate projected revenue and control expenses.
We are subject to extensive regulation and supervision, which could limit or restrict our activities and negatively impact our financial performance.
We operate in a highly regulated industry and are subject to extensive federal and state regulation and supervision, which vests a significant amount of discretion in the various regulatory authorities that supervise us, including, at the Bank level, the MOFR and the FDIC and, at the holding company level, the Federal Reserve. Banking regulations are primarily intended to protect depositors’ funds, the DIF and the banking system as a whole, not stockholders. Our compliance with these regulations is costly and restricts certain of our activities and lines of business, our payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of banking offices. The cost of regulatory compliance is particularly burdensome on smaller institutions such as the Bank, which has a smaller earning asset base than our larger competitors to offset these compliance costs. If we are unsuccessful in managing our compliance costs or such costs continue to increase, it could have a material adverse effect on our business, financial condition and results of operations.
Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies or priorities, or supervisory guidance or expectations, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, as well as changes to the applicability of various laws to us as a result of changes to our size or risk profile, have and could continue to affect us in substantial and unpredictable ways. Such changes have subjected us to, and could continue to subject us to, additional costs and could limit the types of financial services and products we may offer, limit our ability to return capital to stockholders or conduct certain activities, or increase the ability of non-banks to offer competing financial services and products, among other things.
Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter or registration as a broker-dealer and investment adviser, enforcement actions or sanctions by regulatory agencies, significant fines and civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing and have pursued aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not legally permitted to publicly disclose these actions without the approval of the applicable governmental authority. Litigation challenging actions or regulations by federal or state authorities could, depending on the outcome, significantly affect the regulatory and supervisory framework affecting our operations, and could in turn have a material adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law, may substantially increase our compliance expenses. In addition, a number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, and we cannot be certain that any state in which we operate will not adopt similar legislation in the future. Additionally, federal regulators have prosecuted or pursued enforcement actions against a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, such laws or regulations could have an adverse effect on our business, financial condition and results of operations.
In addition, new regulations or increased regulatory scrutiny often occur in response to negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and any concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition and results of operations.
Our Alliance Partners business also provides investment advisory services to financial institution clients through its lending platform. In connection with such investment advisory services, Alliance Partners is a registered investment adviser subject to regulation and periodic examination by the SEC under the 1940 Act. The 1940 Act imposes numerous prohibitions and obligations on registered investment advisers, including anti-fraud provisions, fiduciary duties arising out of those provisions, restrictions on certain transactions involving affiliates and regulations designed to safeguard the assets of advisory clients, among others. Failure to comply with these requirements could invite SEC scrutiny or action with respect to Alliance Partners, which could adversely impact our business, financial condition and results of operations, as well as our reputation.
We currently hold state licenses and registrations in connection with the activities of our subsidiaries, Alliance Partners and Solar Servicing LLC. Changes in licensing and registration laws may result in increased disclosure requirements, increased fees, or may impose other conditions to licensing and registration that we or our personnel are unable to meet. We may be required to pay substantial penalties imposed by those regulators due to compliance errors, or we may lose our license or our ability to do business in the jurisdiction otherwise may be impaired. Fines and penalties incurred in one jurisdiction may cause investigations or other actions by regulators in other jurisdictions. We may not be able to obtain or maintain all currently required licenses and registrations. If we change or expand our business activities, we may be required to obtain additional licenses before we can engage in those activities. If we apply for a new license, a regulator may determine that we were required to do so at an earlier point in time, and as a result, may impose penalties or refuse to issue the license, which could require us to modify or limit our activities in the relevant state. Based on changes to our business, we may also forfeit certain of our licenses that are no longer required. Regulators may impose conditions, requirements or penalties in connection with the forfeiture of any of our licenses. States may also expand or otherwise modify their current regulations and if such states do so, we may not be able to comply with such updated regulations or maintain all requisite licenses and registrations in such states or our costs of compliance with and maintenance of such licenses or registrations may materially increase. In addition, the states that currently do not provide extensive regulation of our business may later choose to do so, and we may not be able to obtain or maintain all requisite licenses and registrations, which could require us to modify or limit our activities in the relevant state or states. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.
As a result of our expanding national presence, we operate a nationwide business and are required to comply with significantly more state laws and regulations.
As a result of the nationwide scope of our business and our expanding national presence, we have customers and consumers located across multiple states. Additionally, some of our employees and other personnel are geographically dispersed, which requires us to comply with additional state laws and regulations, including employment and tax laws and regulations. The complexity of, and cost to comply with, state laws applicable to our business has increased as a result of our increased national presence. If we are unable to successfully control such costs of compliance or if we fail to comply with applicable state laws and regulations, it could materially and adversely affect our results of operations and financial condition.
We may be subject to claims and litigation pertaining to our fiduciary responsibilities.
Some of the services we provide, such as our investment services, require us to act in a fiduciary capacity or similar role for our consumers and others. From time to time, third parties may make claims and take legal action against us pertaining to the performance of our fiduciary responsibilities. If these claims and legal actions are not resolved in a manner favorable to us, we may be exposed to significant financial liability or our reputation could be harmed. Either of these results may adversely impact demand for our products and services or otherwise have a material adverse effect on our business, financial condition and results of operations.
Stockholders may be deemed to be acting in concert or otherwise in control of us, which could impose notice, approval and ongoing regulatory requirements and result in adverse regulatory consequences for such holders.
The Company is a bank holding company regulated by the Federal Reserve. Banking laws impose various regulatory requirements on parties that may seek to acquire a significant interest in the Company or the Bank. For example, the Change in Bank Control Act would generally require that any party file a formal notice with, and obtain non-objection of, the applicable federal banking agency prior to acquiring (directly or indirectly, whether alone or acting in concert with any other party) 10% or more of any class of voting securities of the Company or the Bank. Further approval requirements and significant ongoing regulatory consequences would apply to any company that (directly or indirectly, whether alone or as part of an association with another company) seeks to acquire “control” of Forbright or the Bank for purposes of the BHCA. The determination of whether a party “controls” a depository institution or its holding company for purposes of these laws is based on all of the facts and circumstances surrounding the investment. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.
Failure to effectively manage potential conflicts of interest could result in litigation and enforcement actions, as well as damage our reputation.
Alliance Partners provides investment advisory services to financial institution clients and, in that capacity, owes fiduciary duties to such clients. As a result, we may need to address potential conflicts of interest, including situations where we may be a creditor of an entity with which Alliance Partners also has an advisory relationship and where our services to a particular client conflict, or are perceived to conflict, with the interests of an Alliance Partners client. While we have instituted controls and procedures that are designed to identify and address conflicts of interest, appropriately identifying and dealing with conflicts of interest is complex and difficult. If we fail, or are perceived to fail, to properly identify, disclose, and address conflicts of interest, our reputation could suffer and clients may be less willing to engage in transactions with us. In addition, potential or perceived conflicts may give rise to litigation, government investigations or enforcement actions in the future, which could have an adverse effect on our business, results of operations and results of operations.
Federal and state regulators periodically examine our business and may require us to remediate adverse examination findings or may take enforcement action against us.
The Federal Reserve, the FDIC and the MOFR periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, the Federal Reserve, the FDIC, or the MOFR were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations (such as information technology or trust operations) had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions may include requiring us to remediate any such adverse examination findings, such as through inclusion in reports of examination of matters requiring board attention. If we fail to address supervisory criticism or concerns in a timely and effective manner, it can result in our regulators taking increasingly elevated regulatory actions against us, which could, among other things, increase the costs of operating our businesses, reduce the demand for our products and services, impact our ability to meet or maintain current or future goals or targets or continue initiatives, and increase our legal, operational and reputational risks. For example, in connection with resolving certain regulatory consent orders issued by the FDIC and MOFR, we developed a funds management program and capital framework and enhanced our governance, compliance, controls and management infrastructure and capabilities in order to ensure compliance with all applicable regulations, which required, and will continue to require, substantial time, monetary and human resource commitments.
In addition, these agencies have the power to take formal and informal enforcement action against us to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation of law or regulation or unsafe or unsound practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to direct the sale of subsidiaries or other assets, to limit dividends and distributions, to restrict our growth, to assess civil money penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is imminent risk of loss to depositors, to terminate our deposit insurance and place our Bank into receivership or conservatorship. In some instances, we may not be permitted to publicly disclose these actions. Any regulatory enforcement action against us could have a material adverse effect on our business, financial condition and results of operations.
Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.
In the normal course of business, from time to time, we have in the past and may in the future be named as a defendant in various legal actions, arising in connection with our current and/or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, in the future our regulators may impose consent orders, civil money penalties, matters requiring attention, or similar types of supervisory criticism. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current and/or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have an adverse effect on our business, results of operations and results of operations.
We are subject to numerous “fair and responsible banking” laws and other laws and regulations designed to protect consumers, and failure to comply with these laws could lead to a wide variety of sanctions.
The ECOA, the Fair Housing Act and other fair lending laws and regulations, including state laws and regulations, prohibit discriminatory lending practices by financial institutions. The Federal Trade Commission Act prohibits unfair or deceptive acts or practices, and the Dodd-Frank Act prohibits unfair, deceptive, or abusive acts or practices by financial institutions. The U.S. Department of Justice, federal and state banking agencies, and other federal and state agencies, including the CFPB, are responsible for enforcing these fair and responsible banking laws and regulations. Smaller banks, including the Bank, are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking agencies for compliance with federal consumer protection laws and regulations. Accordingly, CFPB rulemaking has the potential to have a significant impact on the operations of the Bank.
A challenge to an institution’s compliance with fair and responsible banking laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private litigation, including through class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.
We face a risk of non-compliance and enforcement actions with the BSA and other anti-money laundering and counter terrorist financing statutes and regulations.
The BSA, USA PATRIOT Act, AMLA and other laws and regulations require financial institutions, among others, to institute and maintain an effective anti-money laundering compliance program and to file reports such as suspicious activity reports and currency transaction reports. Our products and services are subject to an increasingly strict set of legal and regulatory requirements to help detect and prevent money laundering, terrorist financing and other illicit activities. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and the U.S. Treasury Department’s Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and IRS. If we violate these laws and regulations, or our policies, procedures and systems are deemed deficient, we could face severe consequences, including sanctions, fines, regulatory actions and reputational consequences. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
In recent years, several banking institutions have received large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations. Moreover, our efforts to comply with such laws and regulations could result in increased costs related to our regulatory oversight, as we may be required to add additional compliance personnel or incur other significant compliance-related expenses. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us, which could have a material adverse effect on our business, financial condition and results of operations.
Regulations relating to privacy, information security and data protection could increase our costs or affect or limit how we collect and use personal information. Any violation of these laws or another incident involving personal, confidential or sensitive information of individuals could damage our reputation and adversely affect our business.
Our business requires the collection and retention of large volumes of personal, confidential or sensitive information regarding our customers, consumers, employees and other third parties with whom we interact. As a result, we are subject to various privacy, information security and data protection laws and regulations, including, to the extent applicable, requirements concerning data breach notification, and we could be adversely impacted by these laws. For example, our business is subject to the GLBA which, among other things: (i) imposes certain obligations related to sharing nonpublic personal information about our customers and consumers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers and consumers about our information collection, sharing and security practices and afford customers and consumers the right to “opt out” of certain information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as maintain plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data breach notification laws and regulations with varying requirements for customers and consumer, regulator, and/or law enforcement notification in certain circumstances in the event of a security breach.
Moreover, the legal and regulatory environment surrounding data privacy and protection is constantly evolving, can be subject to significant change, and may be inconsistent between states within a country or between countries. Legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of customer, consumer or employee information, and some of our current or planned business activities. This could also pose complex compliance challenges, and increase our costs of compliance and business operations, require us to change our business practices and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal and state level, such as with regard to mobile applications. The impact of such laws and regulations is unclear as they continue to develop and are subject to amendments and evolving administrative and judicial interpretation. Any failure or perceived failure to comply with applicable laws and regulations could result in significant fines, penalties and legal liability.
Ensuring that our collection, use, transfer, storage and processing of personal information complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that customers, consumers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or sensitive information of our employees, customers, consumers or other third parties with whom we interact were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Compliance with current or future privacy, data protection and information security laws (including those regarding data breach notification) to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have an adverse effect on our business, financial condition or results of operations. Further, concerns regarding the effectiveness of our measures to safeguard personal information, or even the perception that such measures are inadequate, could cause us to lose customers and consumers or potential customers and consumers and thereby reduce our revenues. Accordingly, any actual or perceived failure to comply with applicable privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Adverse developments in U.S. tax laws could have a material and adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law or changes in the scope of our operations.
We are subject to income taxation at the U.S. federal level and because of the scope of our operations, by certain states and municipalities. In determining our tax liability for these jurisdictions, we must monitor changes to the applicable tax laws and related regulations. While we believe we are in compliance with current prevailing laws, one or more U.S. taxing authorities could seek to impose incremental, retroactive or new taxes on us. In addition, jurisdictions in which we operate are actively considering significant changes to current tax law. Any adverse developments in tax laws or regulations, including legislative changes, judicial holdings or administrative interpretations, could have a material and adverse effect on our business, financial condition and results of operations. Finally, changes in the scope of our operations, including expansion to new geographies, could increase the amount of taxes to which we are subject, and could increase our effective tax rate, which could similarly adversely affect our business, financial condition and results of operations.
We currently have no plans to pay dividends on our Class A common stock and our ability to pay dividends is subject to certain restrictions.
Holders of our Class A common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. Our board of directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. Also, as a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. The terms of our debt agreements currently limit our ability to pay dividends, and our ability to pay dividends in the future may also be restricted by the terms of any debt or preferred securities we may incur or issue. In addition, our primary asset is the Bank and any future payment of dividends will depend on our Bank’s ability to make distributions and payments to the Company as our principal source of funds to pay such dividends. There are numerous laws and banking regulations that restrict the Bank’s ability to pay dividends or make other capital distributions to the Company. Further, our banking regulators have the ability to restrict the Bank’s payment of dividends through supervisory action. As a consequence of these various limitations and restrictions, we may not be able to make the payment of dividends on our Class A common stock.
Political and regulatory changes or developments could adversely affect our business.
Our business depends on maintaining stable relationships with depositors and our valued customers, as well as consistent regulatory and political policies. For example, on August 7, 2025, President Trump signed Executive Order 14331 titled “Guaranteeing Fair Banking for All Americans,” which, among other things, required federal banking agencies to conduct reviews to identify, and take remedial actions against, financial institutions that have had any policies or practices that would encourage “politicized or unlawful” debanking based on the customer’s political or religious beliefs or disfavored lawful business activities. Certain federal banking agencies have announced actions to address these practices, including conducting supervisory reviews of banks’ activities, reviewing consumer complaints from government and third-party sources to identify potential instances of, and announcing actions to consider, debanking in applicable CRA examinations and licensing applications filed by banks. In January 2026, a high-profile lawsuit was filed alleging politically motivated account closures against a major U.S. bank and its CEO, underscoring the potential for claims in this area. Regulatory, legal or political policy changes, including changes in approach to enforcement actions, regulatory or administrative policy priorities or costly litigation could adversely affect our reputation, result in increased compliance costs, restrict our ability to manage risk, or otherwise adversely impact our consumer and customer bases, our business, financial position and results of operations.
Risks Related to an Investment in Our Class A Common Stock and this Offering
No public market exists for our Class A common stock, and an active market may not develop.
Prior to this offering there has been no public market for our Class A common stock. An active trading market for shares of our Class A common stock may never develop or may not be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of Class A common stock. The initial public offering price for our Class A common stock will be determined by negotiations between us and the representatives of the underwriters in this offering. This price may not be indicative of the price at which our Class A common stock will trade at any given point after this offering. The market price of our Class A common stock may decline below the initial offering price, and you may not be able to sell your Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital by selling our Class A common stock and may impair our ability to expand our business through acquisitions using our Class A common stock as consideration, should we elect to do so.
Investors in this offering will experience immediate and substantial dilution.
The initial public offering price of our stock is substantially higher than the net tangible book value per share of our Class A common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. Based on an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus, and our net tangible book value as of           , if you purchase our Class A common stock in this offering, you will suffer immediate dilution of approximately $          per share in net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.
Future sales of our Class A common stock in the public market could lower our stock price, and any increase in shares issued as part of our equity-based compensation plans or for other purposes may dilute your ownership in us. Our Amended Certificate of Incorporation authorizes us to issue up to                 shares of our Class A common stock,                 of which will be outstanding following the completion of this offering (or               shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and                 shares of Class B common stock,             of which will be outstanding following the completion of this offering. Substantially all of the remaining               shares of our Class A common stock outstanding, including the shares of Class A common stock owned by our principal stockholders and members of our management, will be restricted from immediate resale under the federal securities laws and the lock-up agreements between our executive officers, directors, principal stockholders and certain other current stockholders and the underwriters which generally provide for a lock-up period of 180 days following this offering (unless the representatives of the underwriters waive such lock-up period), but may be sold in the near future. See “Underwriting.” Following the expiration of the applicable lock-up period, all these shares of our Class A common stock will be eligible for resale under Rule 144 of the Securities Act, subject to volume limitations and applicable holding period requirements. In addition, certain stockholders will have the ability to cause us to register the resale of their shares pursuant to a registration rights agreement. See “Shares Eligible for Future Sale” for a discussion of the shares of our Class A common stock that may be sold into the public market in the future.
We may issue shares of our Class A common stock, Class B common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our Class A common stock or Class B common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our Class A common stock, Class B common stock or other securities in connection with any such acquisitions and investments.
Further, from time to time, we explore and evaluate merger and acquisition opportunities as part of our ongoing business practices, and we may pursue mergers and acquisitions in the future. If we issue shares of our Class A common stock as consideration for any acquisition, it would dilute the ownership of existing holders of our Class A common stock and could result in a decline in the market price of our Class A common stock.
We also intend to file one or more registration statements on Form S-8 to register shares of our Class A common stock issued pursuant to one or more equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover shares of our Class A common stock.

We cannot predict the size of future issuances of our Class A common stock, or the effect, if any, that future issuances and sales of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares of our Class A common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our Class A common stock and could impair our ability to raise capital through future sales of our securities.
Our stock price may be volatile, and you could lose part or all of your investment as a result.
Stock price volatility may negatively impact the price at which our Class A common stock may be sold and may also negatively impact the timing of any sale. Our stock price may fluctuate widely in response to a variety of factors including the risk factors described herein and, among other things:
•actual or anticipated variations in quarterly or annual operating results, financial conditions or credit quality;
•changes in business or economic conditions;
•changes in accounting standards, policies, guidance, interpretations or principles;
•changes in regulatory regimes governing other financing or investment verticals in which we are involved;
•the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;
•changes in recommendations or research reports about us or the financial services industry in general published by securities analysts;
•the failure of securities analysts to cover, or to continue to cover, us after this offering;
•changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;
•news reports relating to trends, concerns and other issues in the financial services industry;
•reports related to the impact of natural or manmade disasters;
•perceptions in the marketplace regarding us and or our competitors;
•sudden increases in the demand for our Class A common stock, including as a result of any “short squeezes”;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•additions or departures of key personnel;
•future sales or issuance of additional shares of Class A common stock or other equity securities;
•fluctuations in the stock price and operating results of our competitors;
•changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws or regulations;
•new technology used, or services offered, by competitors;
•additional investments from third parties;
•geopolitical conditions such as acts or threats of terrorism, pandemics or military conflicts;

•other economic, competitive, governmental, regulatory or technological factors affecting our operations, pricing, products and services;
•other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core businesses or the financial services industry; or
•other events or factors, including those discussed in “—Risks Related to our Operations.”
In particular, the realization of any of the risks described in this section could have an adverse effect on the market price of our Class A common stock and cause the value of your investment to decline. In addition, the stock market in general has experienced significant volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock over the short, medium or long term, regardless of our actual performance.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or change their recommendations regarding our Class A common stock, or if our operating results do not meet their expectations, the market price of our Class A common stock and trading volume could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, or our operating results do not meet their expectations, either absolutely or relative to our competitors, the market price of our Class A common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we would lose visibility in the financial markets, which in turn could cause the market price of our Class A common stock or trading volume to decline. If we fail to meet the expectations of analysts for our operating results, the market price of our Class A common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause the market price of our Class A common stock and trading volume to decline.
The holders of our debt obligations and any preferred stock we may issue will have priority over the holders of our Class A common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.
In any liquidation, dissolution or winding up of the Company, our Class A common stock would rank below all claims of debt holders against us as well as any preferred stock that has been issued. As of December 31, 2025, we had outstanding an aggregate of $            million of subordinated notes, net of debt issuance costs and an aggregate of $            million of trust preferred securities, net of securities issuance costs. We could incur additional debt obligations or issue additional preferred stock in the future to raise additional capital. In such event, holders of our Class A common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of our obligations to holders of our debt are satisfied and holders of indebtedness and senior equity securities, including preferred shares, if any, have received any payment or distribution due to them. In addition, we will be required to pay interest on the subordinated notes and dividends on our trust preferred securities before we will be able to pay any dividends on our Class A common stock.
Delaware law and the provisions of our Amended Certificate of Incorporation and Amended Bylaws may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.
Delaware corporate law and provisions of our Amended Certificate of Incorporation, and our Amended Bylaws could make it more difficult for a third-party to acquire us, even if doing so would be perceived to be beneficial by our stockholders. In addition to these provisions, banking laws impose notice, approval, and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the BHCA and the Change in Bank Control Act. These laws could delay or prevent an acquisition. Accordingly, prospective investors must comply with these requirements, if applicable, in connection with any purchase of shares of our Class A common stock. Among other things, our Amended Certificate of Incorporation and Amended Bylaws include provisions regarding:
•the ability of our board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
•limitations on the liability of our directors, and the indemnification of our directors and officers;
•the ability of our board of directors to amend our Amended Bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our bylaws to facilitate an unsolicited takeover attempt;
•advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company; and
•a classified board of directors with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors.
Collectively, provisions of our Amended Certificate of Incorporation and Amended Bylaws and other statutory and regulatory provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Class A common stock. Moreover, the combination of these provisions effectively inhibits certain business combinations, which, in turn, could adversely affect the market price of our Class A common stock.
Our Amended Bylaws have an exclusive forum provision, which could limit a stockholder’s ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.
Our Amended Bylaws have an exclusive forum provision providing that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Delaware or, in the event that the United States District Court for the District of Delaware does not have jurisdiction, any federal or state court of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any duty owed by any director, or officer or other employee to us or to our stockholders, (iii) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the DGCL or the Amended Certificate of Incorporation or the Amended Bylaws or (iv) any action asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our Amended Bylaws will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, our Amended Bylaws will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Our Amended Bylaws will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our Class A common stock will be deemed to have notice of and to have consented to the foregoing provisions; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our Amended Bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware.
An investment in our Class A common stock is not an insured deposit.
An investment in our Class A common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, the DIF, or by any other public or private entity. Investment in our Class A common stock is inherently risky for the reasons described herein and is subject to the same market forces that affect the price of Class A common stock in any company. As a result, if you acquire our Class A common stock, you could lose some or all of your investment.
Fulfilling our public company financial reporting and other regulatory obligations and transitioning to a public company will be expensive and time consuming and may strain our resources and divert management’s attention.
As a public company, we will be subject to the reporting requirements of the Exchange Act and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act and the related rules and regulations of the SEC, as well as the rules of the           . The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Compliance with these requirements will place additional demands on our legal, accounting, finance, operations and investor relations staff and on our accounting, financial and information systems, and will increase our legal and accounting compliance costs as well as our compensation expense as we expect to hire additional legal, accounting, tax, finance and investor relations staff. As a public company we may need to enhance our investor relations and corporate communications functions and attract additional qualified board members. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. We expect to incur additional incremental ongoing and one-time expenses in connection with our transition to a public company. The actual amount of the incremental expenses we will incur may be higher, perhaps significantly, from our current estimates for a number of reasons, including, among others, additional costs we may incur that we have not currently anticipated.
In accordance with Section 404 of the Sarbanes-Oxley Act, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls until we are no longer an emerging growth company and no longer a non-accelerated filer. When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by our accounting staff and our outside independent registered public accounting firm and testing of our internal control over financial reporting by our accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the           , the SEC or other regulatory authorities, which could require additional financial and management resources.
We have not been required to, and we have not performed, an evaluation of our internal control over financial reporting as contemplated by Section 404 of the Sarbanes-Oxley Act, as of any balance sheet date reported in our financial statements. We have performed an evaluation of our internal control over financial reporting under the Federal Deposit Insurance Corporation Improvement Act of 1991, which is a different standard than under

Section 404 of the Sarbanes-Oxley Act. Had we performed such an evaluation of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, may have been identified.
If we are unable to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act and other public reporting and disclosure requirements, we may be unable to accurately report our financial results, or report them within the time frames required by law or stock exchange regulations. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, or suspension or delisting of our Class A common stock from the           and could have a material adverse effect on our business, results of operations and financial condition, along with impacts to investor confidence in our business. Even if we are able to report our financial statements accurately and in a timely manner, any failure in our efforts to implement the improvements or disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.
We will have broad discretion in allocating the net proceeds from this offering.
We intend to use the net proceeds from this offering for general corporate purposes. We will have significant flexibility in applying the net proceeds of this offering. Accordingly, investors will not have the opportunity to evaluate the economic, financial, and other relevant information that we may consider in the application of the net proceeds. In addition, we may not use the net proceeds from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds in securities until we can deploy these proceeds will provide lower yields than we generally earn on loans, which may have a material adverse effect on our profitability. Further, an investor may ultimately disagree with how we elect to utilize the net proceeds from this offering, but our management retains broad discretion on how it chooses to utilize the proceeds from this offering. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations.
We are an “emerging growth company” as defined in the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Class A common stock less attractive to investors and adversely affect the market price of our Class A common stock.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company we may take advantage of certain exemptions from various requirements generally applicable to public companies. These exemptions allow us, among other things, to present only two years of audited financial statements and discuss our results of operations for only two years in related Management’s Discussions and Analyses; not to provide an auditor attestation of our internal control over financial reporting; to take advantage of an extended transition period to comply with the new or revised accounting standards applicable to public companies; and not to seek a non-binding advisory vote on executive compensation or golden parachute arrangements.
We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more, (ii) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iii) the last day of the fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.

We cannot predict whether investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may a less active trading market for our Class A common stock, and our stock price may be more volatile or decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains, and future oral and written statements by us and our management may contain, forward-looking statements. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Such forward-looking statements are based on various assumptions (some of which may be beyond our control) and are subject to risks and uncertainties, which change over time, and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to:
•economic conditions that impact the financial services industry and/or our business;
•our ability to manage our credit risk effectively and the potential deterioration of the business and economic conditions in our primary market areas;
•the composition of our loan portfolio;
•our ability to achieve organic loan and deposit growth and the composition of such growth;
•our ability to maintain our bank’s reputation;
•our ability to attract and retain skilled employees and manage changes in our management personnel;
•risks associated with unauthorized access, cyber-crime and other threats to data security;
•our ability to effectively compete with other financial services companies and the effects of competition in the financial services industry on our business;
•our ability to successfully develop and commercialize new or enhanced products and services;
•changes in the demand for our products and services;
•the sufficiency of our capital, including sources of capital and the extent to which we may be required to raise additional capital to meet our goals;
•the effectiveness of our risk management and internal disclosure controls and procedures;
•our access to sources of liquidity and capital to address our liquidity needs;
•the effects of the failure of any component of our business infrastructure provided by a third-party;
•any failure or interruption of our information and communications systems;
•the impact of, and changes in applicable laws, regulations and accounting standards and policies;
•the effects of geopolitical instability, including war, terrorist attacks, and man-made and natural disasters;
•our ability to keep pace with technological changes;
•the effects of problems encountered by other financial institutions; and
•the other risks and uncertainties described under “Risk Factors.”

All such factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New factors emerge from time to time, and it is not possible for management to predict all such factors or to assess the impact of each such factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our Class A common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS
We expect to receive net proceeds from this offering of approximately $          million (or approximately $           million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover of this prospectus).
We intend to use the net proceeds that we receive from this offering for general corporate purposes.
At this time, we have not identified a specific use or uses for which we intend to employ the entirety of the net proceeds and, accordingly, we intend to invest any unused proceeds in a variety of capital preservation investments, including short-term, liquid investment-grade and interest-bearing instruments.
We reserve the right to use the net proceeds that we receive from this offering in any manner we consider to be appropriate, to the benefit of our business and operations. Although we do not currently contemplate changes in the proposed use of proceeds, to the extent we find that adjustment is required for other uses, by reason of existing business conditions, we may adjust the use of proceeds and apply them in our discretion. The actual use of the proceeds of this offering could differ from those outlined above as a result of several factors including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. Our management will have broad discretion in the application of the net proceeds accruing to us from this offering, and investors will be relying on the judgment of our management regarding the application of such proceeds.
A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $           million (or approximately $           million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), assuming that the number of shares of Class A common stock sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $           million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. The selling stockholders will bear the underwriting commissions and discounts, if any, attributable to their sale of our Class A common stock, and we will bear the remaining expenses.

DIVIDEND POLICY
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We do not intend to pay dividends on our Class A common stock or Class B common stock in the near term, or necessarily at all. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be at the sole discretion of our board of directors and will depend on many factors, including the financial condition, earnings and liquidity requirements applicable to us and the Bank, regulatory constraints, and any other factors that our board of directors deems relevant in making such a determination.
In addition, the terms of our debt agreements currently limit our ability to pay dividends and future agreements governing our indebtedness may similarly limit our ability to pay dividends.
Under Delaware law, dividends to holders of our common stock may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
Our ability to pay dividends is subject to restrictions under applicable banking laws and regulations. See “Supervision and Regulation.”
Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our stockholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. See “Supervision and Regulation.”

CAPITALIZATION
The following table sets forth the cash and cash equivalents and capitalization as of           , 2026:
•on an actual basis; and
•on an as adjusted basis after giving effect to the sale by us of           shares of Class A common stock in this offering at an assumed initial public offering price of $          per share (which is the midpoint of the price range set forth on the cover of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if they had occurred on           , 2026.
The following table is derived from and should be read together with the sections of this prospectus entitled “Use of Proceeds,” “Summary Historical Consolidated Financial Data and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included elsewhere in this prospectus.

As of , 2026
	Actual	As Adjusted(1)
(dollars in thousands)
Cash and cash equivalents	$	$
Liabilities:
Non-interest-bearing deposits
Interest-bearing deposits
Total deposits
Subordinated debt, net
Other borrowings
Total borrowed funds
Other liabilities
Total liabilities
Stockholders’ Equity:
Preferred stock, $ par value per share, shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, as adjusted
Class A common stock, $0.001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding as adjusted
Class B common stock, $0.001 par value per share, shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted
Additional paid-in capital
Retained earnings
Accumulated other comprehensive income
Total stockholders’ equity
Total capitalization	$	$
__________________
(1)A $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the estimated initial public offering price range we show on the cover of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $          million each, assuming that the number of shares offered by us, which we show on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares of Class A common stock we are offering. Each increase (decrease) of 1,000,000 shares of Class A common stock at the assumed initial public offering price of $          per share, which is the midpoint of the estimated initial public offering price range we show on the cover of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in

capital, total stockholders’ equity and total capitalization by approximately $          million each, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION
If you invest in our Class A common stock in this offering, you will experience immediate and substantial dilution in the net tangible book value per share of our Class A common stock upon the completion of this offering.
Our net tangible book value as of           , 2026, was approximately $      million, or approximately $      per share. Our net tangible book value per share is determined by dividing our net tangible book value (tangible assets less total liabilities) by the total number of shares of common stock outstanding immediately prior to the closing of this offering, including shares of both our Class A common stock and Class B common stock. Our as adjusted net tangible book value per share of common stock represents our as adjusted net tangible book value, after giving further effect to our issuance and sale of Class A common stock in this offering, divided by the number of shares of common stock outstanding immediately after giving effect to the closing of this offering.
After giving effect to our sale of            shares of Class A common stock and the selling stockholders’ sale of            shares of Class A common stock in this offering at an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of           , 2026, would have been approximately $          million, or approximately $          per share. This represents an immediate increase in the net tangible book value of $          per share to existing stockholders and an immediate dilution (i.e., the difference between this offering price and the as adjusted net tangible book value after this offering) to new investors participating in this offering of $          per share, which includes the number of shares of Class A common stock underlying the total number of shares of Class B common stock outstanding.
The following table illustrates the per share dilution to new investors participating in this offering:

Assumed initial public offering price per share		$
Net tangible book value per share as of , 2026	$
Increase per share attributable to new investors in this offering
As adjusted net tangible book value per share
Dilution per share to new investors in this offering(1)		$
__________________
(1)Dilution is determined by subtracting as adjusted net tangible book value per share from the initial public offering price paid by a new investor.
The following table summarizes on an as adjusted basis as of           , 2026, the total number of shares of Class A common stock owned by our existing stockholders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share, which includes the number of shares of Class A common stock underlying the total number of shares of Class B common stock outstanding, paid by our existing stockholders and to be paid by the new investors in this offering at the assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, calculated before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Our existing stockholders		%	$	%	$
New investors in this offering		%	$	%	$
Total		%	$	%	$
A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value as of           , 2026, by approximately $          million, or $          per share, and the dilution in as adjusted net tangible book value per share to new investors in this offering by $          per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) our as adjusted net tangible book value as of           , 2026, by approximately $          million, or $          per share, and the dilution in as adjusted net tangible book value per share to new investors in this offering by $          per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Sales by the selling stockholders in this offering will cause the number of shares held by our existing stockholders before this offering to be reduced to            shares, or           % of the total number of shares of our common stock outstanding immediately following the completion of this offering, and will increase the number of shares held by new investors in this offering to            shares, or           % of the total number of shares of our common stock outstanding immediately following the completion of this offering (assuming that none of the shares of Class A common stock sold in this offering are purchased by our existing stockholders and including the number of shares of Class A common stock underlying our total number of shares of Class B common stock outstanding).
If the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full, our existing stockholders would own           % of the total number of shares of our common stock outstanding and our new investors would own           % of the total number of shares of our common stock outstanding (assuming that none of the shares of Class A common stock sold in this offering are purchased by our existing stockholders and including the number of shares of Class A common stock underlying our total number of shares of Class B common stock outstanding).
To the extent that we issue additional shares of Class A common stock in the future, including if options are exercised or new awards are issued under the 2026 Plan (in each case with an exercise or purchase price that is less than the price per share of our Class A common stock paid by new investors in this offering), new investors in this offering will experience further dilution.
We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders in this offering. Accordingly, there will be no dilutive impact as a result of such sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION AND FINANCIAL CONDITION
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus Summary—Summary Historical Consolidated Financial Data and Other Information” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may not be realized. Certain risks, uncertainties and other factors, including those set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.
The following discussion presents management’s perspective on our historical results of operations and financial condition on a consolidated basis. Because we conduct all our material business and business operations through the Bank, and its subsidiaries, the discussion and analysis primarily focus on activities conducted at the Bank subsidiary level.
Overview
Forbright, Inc. is a Delaware corporation and the bank holding company for Forbright Bank, our wholly owned subsidiary and a Maryland state-chartered non-member commercial bank headquartered in Chevy Chase Maryland. The Bank serves the needs of individuals, small and medium sized businesses, and professional concerns. Nationwide, the Bank serves deposit and retail banking customers via its digital deposit platform and offers competitive financing and lending services, originating structured finance loans, healthcare loans, real estate loans, working capital facilities, warehouse lines of credit, and term loans.
We operate at the intersection of two powerful, structural forces reshaping the nation’s financial landscape: the scale and resilience of the middle market and the accelerating shift toward digital‑first banking. Together, we believe these trends create a generational opportunity for a technology‑enabled, credit‑centric bank with national reach. Forbright is a modern financial services platform with a comprehensive set of banking products and services. These products encompass holistic nationwide middle-market lending, an advanced digital deposit platform, and a suite of specialized recurring revenue fee-based services. We have a strong track record of recruiting, hiring, training, and retaining experienced teams that help to drive our growth and accomplish our goals. We believe our business model represents a significant evolution of the traditional banking paradigm. We function as a precision-guided platform designed to deliver substantial value to customers across both the asset and liability sides of our balance sheet, while simultaneously optimizing and maximizing our return on capital for our stockholders.
During the periods presented, our business strategy focused on balance sheet growth, managing credit risk, expansion of lending activities on a national basis, diversifying our funding sources, and maintaining capital and liquidity levels that support these objectives.
Our discussion and analysis of results of operations and financial condition is intended to provide the reader with information that will assist in the understanding of our business, results of operations, financial condition, changes in key items in our financial statements from period to period, and the primary factors that we use to evaluate our business.
Primary Factors Used to Evaluate Results of Operations
The most significant performance indicators we use to evaluate our results of operations are return on average assets, return on average equity, net interest margin and efficiency ratio. These performance indicators rely on net income, net interest income, non-interest income, and non-interest expense, average assets, and average equity as primary inputs. We analyze these indicators against our historical performance, our budget targets and banking industry financial condition and performance levels.

Return on Average Assets
Return on average assets measures our efficiency in profiting from the assets on our balance sheet over a period of time. It is calculated by dividing the net income for the period by the average assets over the same period. We monitor return on average assets to assess the degree to which our assets produce meaningful earnings.
Return on Average Equity
Return on average equity measures our efficiency in profiting from the equity on our balance sheet over a period of time. It is calculated by dividing the net income for the period by average equity over the same period. Similar to return on average assets, we monitor return on average equity to assess the degree to which our equity produces meaningful earnings.
Net Interest Margin
Net interest margin measures the comparison of interest earned on assets to interest paid on liabilities. Using lower cost deposits and borrowings to generate interest income will improve our interest margin and our net income. The metric is measured by dividing net interest income for a period by average earning assets for the same period. We monitor net interest margin to assess the degree to which yield on our interest-earning assets exceeds the cost of the funding sources we utilize.
Efficiency Ratio
The efficiency ratio measures how efficiently we are using our resources to generate revenue. It is calculated by dividing non-interest expense into the sum of net interest income and non-interest income. As we generate more revenue by incurring the same amount of expense, our efficiency ratio will go down. We monitor the efficiency ratio to assess the level of expenses relative to our income.
Net Interest Income
Net interest income represents our primary source of income and equals the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. We own interest-earning assets including cash, loans, financing receivables, and investment securities. We own interest-bearing liabilities, including interest-bearing deposits, FHLB advances, and our subordinated debt issuances. Our net interest income is monitored and evaluated by comparing yields on interest-earning assets (primarily loans), the costs of interest-bearing liabilities (primarily deposits), the net interest spread, and net interest margin.
Changes in market interest rates and the interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, and both the amount and mix of interest-earning assets and interest-bearing liabilities we own will have the largest impact on our net interest income.
Similar to net interest margin, tracking net interest income provides insight into our ability to generate more income from our assets than our funding costs.
Non-interest Income
Non-interest income represents other income we earn in the course of business or ancillary to our business. Non-interest income primarily consists of investment advisory fees, loan fee income, servicing fees, gains or losses resulting from loan sales, loan program fees, and other miscellaneous income. Non-interest income is a meaningful metric because it provides us with an indication of our ability to generate revenue through revenue streams outside of interest income, which can provide steady revenue during volatile interest markets.
Investment advisory fee income is impacted by the balance of loans under management. Loan fee income related to fees charged to borrowers associated with managing our loan portfolio. Servicing fee income is impacted by the balance of solar and small home improvement loans serviced. Gains or losses on the sale of loans and fair value marks on loans carried under the fair value option, or loans held-for-sale are driven by both the volume of loan sales during the period, as well as market interest rates and the credit quality of loans sold. Loan program fee income is impacted by the volume of loans brokered by the business. Other miscellaneous income can represent fees on deposit accounts, gains or losses on sales of other assets, income on the changes in value of bank owned insurance policies, and other non-recurring income.
Non-interest Expense
Non-interest expense primarily consists of compensation and benefits, professional fees, information technology expense, occupancy expense, marketing and advertising expense, FDIC premiums for deposit insurance coverage, and other expenses. Monitoring non-interest expense helps management identify the most meaningful costs associated with revenue generation and provides insight into areas where expense management efforts may be focused, if necessary.
Compensation and benefits is our largest component of non-interest expense and includes compensation, bonuses, employee benefits, and employer tax expenses related to our personnel. Professional fees include costs associated with legal, audit, tax, consulting and similar services. Information technology expense includes computer and software expenses and depreciation, and other related information technology expense. Occupancy expense includes lease expense, furniture and equipment expense and depreciation, and other occupancy related expenses. Advertising and marketing expense includes expenses for advertisements and marketing the business’s products and services. FDIC premium represents the cost of insuring customer deposits with the FDIC. Other expenses include costs associated with our lending and deposit services, insurance, board compensation, intangible amortization, and other miscellaneous expenses.
Primary Factors Used to Evaluate Our Financial Condition
The most significant factors used to evaluate our financial condition are asset quality metrics, capital ratios, and liquidity measures.
Asset Quality
We monitor the quality of our assets using factors including the level and severity of deterioration in borrower cash flows and other items impacting ability to make loan payments. Assets are assessed and reported as delinquent, classified, criticized, non-performing, non-accrual, or a modified loan with a borrower experiencing financial difficulty. We also monitor credit concentrations in loan type, industry and geography. We use metrics such as non-accrual loans to total loans, non-performing assets to total assets, allowance for loan losses to total loans, net charge-offs to total average loans, and allowance for loan loss to non-performing loans to monitor trends in the quality of the loan portfolio. Management monitors asset quality to ensure that risk of loss, primarily in the loan portfolio, is mitigated as much as possible, or to the extent necessary management is aware of any near-term risk.
Capital
We use regulatory capital ratios to monitor the strength of our capital position. As of December 31, 2025, each of the Company and the Bank was a “qualifying community banking organization” as defined by applicable regulations of the federal banking agencies and elected to measure its regulatory capital adequacy under the CBLR framework. Although under the CBLR framework, neither the Company nor the Bank are required to report regulatory capital ratios other than their respective leverage ratios (defined as the ratio of the organization’s Tier 1 capital to its average total consolidated assets) in applicable regulatory financial filings, we also monitor risk-based capital ratios such as the common equity Tier 1 ratio, Tier 1 capital ratio, and total capital ratio for the Company and the Bank to ensure we are continuing to maintain adequate capital levels to support our business operations. Additionally, we monitor the trends and volumes of problem assets and ACL, the level and quality of earnings, as well as our anticipated growth.
Liquidity
We manage and evaluate our liquidity using factors that include balance sheet growth, the level of cash and highly rated securities in our investment portfolio, the composition and maturity structure of our funding sources, and the availability of unused lines of credit. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Deposits primarily consist of individual balances through our national consumer digital deposit platform, and business account balances in our primary market. Other deposit funding sources include certificates of deposit issued through brokerage firms, sweep deposits, and reciprocal deposits placed through a third-party network. We maintain available lines of credit through the FHLB and the Federal Reserve Bank as well as federal funds borrowings with other banks. Additionally, our cash balances, investment securities, and loan principal and interest payments are available to fund liquidity needs.
General Factors Used to Evaluate Our Business
In addition to the primary factors we use to evaluate our results of operations and financial condition noted above, we also evaluate various broad economic conditions as general factors to evaluate our business.
Interest Rates
We monitor changes and expected changes in market interest rates because as they change they have an almost immediate impact on our net income, which is heavily impacted by changing interest rates due to our largely variable rate loan portfolio. Additionally, we need to monitor interest rates to make decisions on the rates we provide on our digital savings product to ensure it remains competitive so that we are able to maintain our deposit balances.
Economic Growth/Recession
The current and expected condition of the economy is a major factor in how we manage our business. While a healthy economy provides a favorable environment for businesses to borrow additional money to fund growth, as well as improves borrowers ability to repay existing loans, reducing risk in our portfolio, a weak or weakening economic environment could cause an abrupt tightening in businesses ability to open new credit making it more difficult to originate new loans and maintain a high credit quality in our loan portfolio. Depositors are also more capable of maintaining larger deposit balances in a healthier economic environment.
Regulatory Environment
The regulatory environment and changes in regulations could have a material impact on how we manage our business. Changes to the capital requirements could have an impact on the amount and type of loans that we can originate or the levels of capital that we are required to maintain.
Critical Accounting Estimates
We prepare our consolidated financial statements according to GAAP. Preparing these statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities on the balance sheet and the reported amounts of revenues and expenses during the reporting period in the statement of income. Our most significant critical accounting estimate relates to the ACL, which represents management’s estimate of expected lifetime credit losses on loans, held-to-maturity securities, and financing receivables, and is determined using historical loss experience, current conditions, and reasonable and supportable forecasts, with accrued interest receivable excluded from the measurement. We also apply significant judgment in assessing the realizability of the net operating loss portion of our deferred tax assets, which depends primarily on our ability to generate sufficient future taxable income and may be affected by changes in operating results, tax laws, or other assumptions.
See below in “—Results of Operations for the Years Ended December 31, 2025 and 2024—Income Taxes” for additional discussion regarding our critical accounting estimates as they relate to our deferred tax assets and in “—Financial Condition —ACL—Loans” and “Financial Condition—ACL—Investment Securities” for additional discussion regarding our critical accounting estimates as they relate to our ACL.
Our significant accounting policies and the effects of new accounting pronouncements are detailed in Note 1, “Organization and Summary of Significant Accounting Policies,” to our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Financial and Business Highlights:
2025 Highlights
Highlights of our results of operations and financial condition for the year ended December 31, 2025 are as follows:
•
•
•
•

Results of Operations for the Years Ended December 31, 2025 and 2024
Average Balance Sheets
The following table shows the average outstanding balance of each major category of asset, liability and stockholders’ equity, along with the associated interest income or expense and the yield on average earning-asset or rate on interest-bearing liability. The associated yield or cost is calculated by dividing the interest income or interest expense by the corresponding daily average balance over the same period.

	Year Ended December 31, 2025			Year Ended December 31, 2024
(dollars in thousands)	Average balance	Interest income/expense	Average yields earned/rates paid	Average balance	Interest income/expense	Average yields earned/rates paid
Assets:
Total loans held for investment	$	$	%	$3,683,140	$332,852	9.04%
Total loans held-for-sale			%	340,278	38,592	11.34%
Total loans			%	4,023,418	371,444	9.23%
Total investment securities			%	1,405,086	71,493	5.09%
Interest-bearing deposits with banks			%	1,020,070	54,953	5.39%
Other earnings assets			%	54,861	3,265	5.95%
Total interest-earning assets			%	6,503,435	501,155	7.71%
ACL				(54,975)
Other assets				200,287
Total assets	$			$6,648,747
Liabilities and stockholders’ equity
Interest-bearing demand deposits	$	$	%	$525,478	$19,628	3.74%
Money market deposits			%	915,122	38,942	4.26%
Savings deposits			%	875,777	42,857	4.89%
Time deposits			%	3,075,729	158,352	5.15%
Total interest-bearing deposits			%	5,392,106	259,779	4.82%
Subordinated debt, net			%	174,319	9,029	5.18%
Other borrowings			%	51,656	2,791	5.40%
Total interest-bearing liabilities			%	5,618,081	271,599	4.83%
Non-interest-bearing demand deposits				271,796
Other liabilities				68,587
Total liabilities				5,958,464
Stockholders’ equity				690,283
Total liabilities and stockholders’ equity	$			$6,648,747

Net interest income and spread		$	%		$229,556	2.88%
Net interest margin			%			3.53%
Changes in average balances of loans, investment securities, deposits and borrowings during 2025 compared to 2024 were primarily driven by          .
Return on average total assets was % for the year ended December 31, 2025, compared to 0.65% for the year ended December 31, 2024. The            was primarily driven by           .

Return on average shareholders’ equity was      % for the year ended December 31, 2025, compared to 6.28% for the year ended December 31, 2024. The was primarily driven by           .
Rate Volume Analysis
The following table presents the effects of changes in the average balances of interest-earning assets and interest-bearing liabilities and the corresponding yields and rates on net interest income during the period indicated.

Year Ended December 31, 2025 compared to 2024
Change due to:
(in thousands)	Volume	Yield/rate	Total change
Interest-earning assets:
Loans held for investment	$	$	$
Loans held-for-sale
Investment securities
Interest-bearing deposits with banks
Other earning assets
Total interest-earnings assets	$	$	$
Interest-bearing liabilities:
Interest-bearing demand deposits	$	$	$
Money market deposits
Savings deposits
Time deposits
Total deposits
Subordinated debt, net
Other borrowings
Total interest-bearing liabilities	$	$	$
Increase/(decrease) in net interest income	$	$	$

Net Interest Income
The following table discloses the components of net interest income for the years ended December 31, 2025 and 2024:

	For the Years Ended December 31,
			Change
(dollars in thousands)	2025	2024	$	%
Interest income:
Loans held for investment	$	$332,852	$	%
Loans held-for-sale		38,592		%
Deposits with banks		54,953		%
Interest on investment securities		71,493		%
Interest and dividends on other earning assets		3,265		%
Total interest income		501,155		%
Interest expense:
Deposits		259,779		%
Subordinated debt, net		9,029		%
Other borrowings		2,791		%
Total interest expense		271,599		%
Net interest income before the provision for/(recovery of) credit losses	$	$229,556	$	%
Net interest income before the provision for credit losses for the year ended December 31, 2025 was $ million compared with $229.6 million for the year ended December 31, 2024, a of $ million or       %, primarily due to           .
Net interest margin, defined as net interest income divided by average interest-earning assets, for the year ended December 31, 2025 was       %, a of basis points compared with 3.53% for the year ended December 31, 2024, primarily due to           .
Interest Income
Interest income for the year ended December 31, 2025, was $ million compared to $501.2 million for the year ended December 31, 2024, a of $ million, or       %, primarily due to           .
Interest Expense
Interest expense for the year ended December 31, 2025, was $ million compared to $271.6 million for the year ended December 31, 2024, a of $ million, or       %, primarily due to           .
Provision for (recovery of) Credit Losses
The ACL represents an amount which, in management’s judgment, is adequate to absorb the lifetime expected credit losses that may be sustained on assets carried at amortized cost as of the balance sheet date. The provision for credit losses represents the amount of expense charged to current earnings from an increase in the ACL. Conversely, a recovery of credit loss is recorded to earnings when the ACL is reduced. Our provisions for, or recovery of, credit losses arising from within the loan, unfunded loan commitments, investment securities, and financing receivables portfolios were as follows:

	For the Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Recovery of credit losses:
Provision for credit losses on loans	$	$1,348	$	%
Recovery of credit losses on investment securities		(565)		%
Recovery of credit losses on financing receivables		(1)		%
Recovery of credit losses on unfunded commitments		(2,470)		%
Total recovery of credit losses	$	$(1,688)	$	%
The provision for credit losses           to $ million for the year ended December 31, 2025 compared to $1.7 million for the year ended December 31, 2024, primarily due to           . The ACL - loans to total loans was     % and 1.07% as of December 31, 2025 and 2024, respectively.
See below in “—Financial Condition —ACL—Loans” and “—Financial Condition —ACL—Investment Securities” for additional discussion regarding our ACL.
Non-interest Income
The following table presents non-interest income for the years ended December 31, 2025 and 2024 and the change between periods, by major component:

	For the Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Losses on sales of loans, financing receivables, and investment securities, net	$	$(11,563)	$	%
Investment advisory fees		19,385		%
Unrealized gains on loans and financing receivables, net		3,012		%
Charge-offs on loans carried at fair value		(3,330)		%
Other non-interest income		15,609		%
Total non-interest income	$	$23,113	$	%
For the year ended December 31, 2025, non-interest income was $ million, a       of $ million or      % compared with the year ended December 31, 2024, primarily due to           .
Losses on sales of loans, financing receivables, and investment securities, net $ million, or      % compared to the year ended December 31, 2024, primarily due to           .
Investment advisory fees were $ million for the year ended December 31, 2025, a       of $ million, or       % compared to the year ended December 31, 2024, driven primarily by           .
Unrealized gains on loans and financing receivables, net $ million, or      % compared to the year ended December 31, 2024, primarily due to           .
Charge-offs on loans carried at fair value       $ million, or      % compared to the year ended December 31, 2024, primarily due to           .
Other non-interest income was $ million for the year ended December 31, 2025, a       of $ million, or       % compared to the year ended December 31, 2024, driven primarily by           .

Non-interest Expense
The following table presents non-interest expense for years ended December 31, 2025 and 2024 and the change between periods, by major component:

	For the Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Compensation and benefits	$	$110,356	$	%
Professional fees		20,809		%
Information technology		22,267		%
FDIC insurance		9,967		%
Occupancy expense		5,034		%
Other non-interest expense		31,557		%
Total non-interest expense	$	$199,990	$	%
For the year ended December 31, 2025, non-interest expense was $ million, a       of $ million or      % compared with the year ended December 31, 2024, primarily due to       .
Compensation and benefits were $ million for the year ended December 31, 2025, a       of $ million compared to $110.4 million for 2024, primarily due to      .
Professional fees were $ million and $20.8 million for the years ended December 31, 2025 and 2024, respectively. The       of $ million or      %, primarily due to      .
Information technology expenses were $ million and $22.3 million for the years ended December 31, 2025 and 2024, respectively. The       of $ million or      %, primarily due to      .
FDIC insurance expenses were $ million and $10.0 million for the years ended December 31, 2025 and 2024, respectively. The       of $ million or      %, primarily due to      .
Occupancy expenses       by $ million or      % for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to      .
Other non-interest expenses, which consist of marketing and advertising expense, loan administration and servicing expenses, referral fees, travel and meals, dues and subscriptions, directors fees, and other miscellaneous expenses, were $ million and $31.6 million for the years ended December 31, 2025 and 2024, respectively. The       of $ million or      %, primarily due to      .
Efficiency Ratio
The efficiency ratio for the year ended December 31, 2025 was      % compared to 79.15% for the year ended December 31, 2024, primarily due to      .
Income Taxes
For the year ended December 31, 2025, income tax expense was $ million, a of $ million compared to $11.0 million for the year ended December 31, 2024, primarily due to      . The effective tax rate for the years ended December 31, 2025 and 2024 was      % and 20.2%, respectively, primarily due to      .
We have recorded gross deferred tax assets primarily related to federal and state net operating loss carryforwards. In accordance with ASC 740 - Income Taxes, we assess the realizability of these deferred tax assets each reporting period by evaluating all available positive and negative evidence to determine whether it is more likely than not that some or all of the deferred tax assets will be realized. We consider our strong earnings history, three-year cumulative income position as of December 31, 2025, and established loan portfolio, expected to generate sufficient taxable income over the next five years, to be positive evidence. We consider our limited net operating loss carry-forward period in some states to be negative evidence.

Our realizability analysis relies on several critical assumptions and management judgments:
•Future Taxable Income Projections: Realizability is based on using a weighted forecast based on our historical results and near-term outlook.
•Federal Utilization Limits: We assume that federal net operating losses generated after 2017 are subject to an 80% limitation against annual taxable income, as required by current tax law.
•No Ownership Change: Our projections assume no "ownership change" as defined by Section 382 of the Code occurs with respect to the Company, which would significantly limit the annual utilization of our net operating loss carryforwards.
Based on this weighted evidence, management concluded that it is more likely than not that the net operating loss carryforwards, net of valuation allowances, recorded as of December 31, 2025 will be realized. As of December 31, 2025, we maintain a valuation allowance only for the portion of state net operating loss carryforwards likely to expire unused due to shorter carryforward periods. We will continue to monitor these assumptions going forward; any significant decline in actual results versus our projections may require an increase to the valuation allowance.
The amount of net operating loss carryforwards recognized as of December 31, 2025 related to our most recent acquisition remains subject to change upon completion of acquisition accounting, which is expected to occur during the second quarter of 2026 when the final tax return of the acquired entity is completed.
Financial Condition
Loan Portfolio
We manage our exposure to credit losses by evaluating credit risk in the following specific portfolio categories, which are levels at which we develop and document a systematic methodology to determine the ACL. We do not have a significant concentration of loan balances to any one borrower. Descriptions of the loan categories are:
•Commercial Real Estate - Commercial real estate loans are primarily secured by various types of commercial real estate including healthcare facilities, office, retail, warehouse, industrial, multi-family properties, and other commercial real estate properties and are made to owners of such properties. The category also includes loans for the construction of those property types. Within this category, loans are further bifurcated between loans secured by owner-occupied properties and investment (non-owner-occupied) properties. The repayment of loans secured by owner-occupied properties is dependent on cash flow from the successful operation of the business which owns the property. The repayment of loans secured by investment properties is dependent upon the operation (net operating income) or sale of the property. Both property types may be subject to adverse conditions in the commercial real estate market or in the general economy.
•Commercial - Within this category, there is further distinction among structured finance loans, health care asset based-loans, and corporate loans (which are typically cash flow loans, including leveraged loans). The market area for these loans is national with geographic diversification. The loan category also includes small business loans purchased through technology enabled lender platforms with forward flow purchase agreements. Of primary concern in commercial lending is the borrower’s creditworthiness and ability to successfully generate cash flow from their business to service the debt. We no longer purchase small business loans through forward flow programs, but we continue to originate other commercial loans.
•Residential Real Estate - These loans are secured by residential real estate and are further bifurcated to isolate first lien mortgages, second lien mortgages, and home equity lines of credit. Residential first lien mortgages are evaluated for adequacy of repayment sources at time of approval based upon measures including credit scores, debt-to-income and collateral values. Home equity lines of credit and loans are typically secured by second mortgages on the borrower’s primary residence and carry a higher level of risk, which is mitigated by prudent loan-to-value requirements. We no longer originate residential real estate loans.

•Consumer - These loans consist primarily of loans made to individuals for personal, family, and household purposes, with the majority of the portfolio comprised of loans purchased through technology enabled lender platforms with forward flow purchase agreements. These loans are unsecured and, therefore, may entail greater risk than certain other types of loans. We sold substantially all of our exposure in this loan category during the year ended December 31, 2024, and did not purchase additional consumer loans through forward flow programs or originate new consumer loans during 2024. Our remaining consumer portfolio represents a de minimis percentage of our total loan portfolio.
•Solar - The loans in this portfolio category are principally comprised of consumer solar loans that were purchased through technology enabled lender platforms with forward flow purchase agreements and commercial solar loans that were purchased on an individual loan basis. We no longer purchase consumer solar loans through forward flow programs, however, we continue to purchase commercial solar loans. We continue to hold previously purchased consumer and commercial solar loans on our balance sheet.
Total loans were $ billion as of December 31, 2025, a       of $ billion or      % compared with $4.3 billion as of December 31, 2024. Loans as of December 31, 2025 and December 31, 2024, included $ million and $316.5 million of loans held for sale, respectively.
The following table presents loans held for investment at amortized cost, by loan type, as of December 31, 2025 and 2024:

	December 31,
	2025		2024		Change
(in thousands)	Amount	% of total loans	Amount	% of total loans	$	%
Commercial real estate	$	%	$1,694,575	42.7%	$	%
Commercial		%	1,978,130	49.9%		%
Residential real estate		%	71,037	1.8%		%
Consumer		%	126	—%		%
Solar		%	220,105	5.6%		%
Total loans held for investment at amortized cost	$	%	$3,963,973	100.0%	$	%
__________________
n/m - not meaningful
As of December 31, 2025, total loans held for investment at amortized cost were $ billion, a of $ billion or      % compared to $4.0 billion as of December 31, 2024, primarily due to          .
Loans held for investment at fair value, by loan type, as of December 31, 2025 and 2024, are presented in the following table:

	December 31,
	2025		2024		Change
(in thousands)	Amount	% of total loans	Amount	% of total loans	$	%
Commercial	$	%	$7,081	100.0%	$	%
Total loans held for investment at fair value	$	%	$7,081	100.0%	$	%
As of December 31, 2025, total loans held for investment at fair value were $ million, a       of $ million or      % compared to $7.1 million as of December 31, 2024, primarily due to           .
As of December 31, 2025 and December 31, 2024, total loans were      %, and 77.0% of deposits, respectively and      %, and 59.1% of total assets, respectively.

The contractual maturity ranges of total loans held for investment in our loan portfolio and the amount of such loans with fixed interest rates and floating rates in each maturity range as of December 31, 2025, are summarized in the following table. Contractual maturities are based on contractual amounts outstanding and do not include deferred fees and costs or purchase discounts.

	One Year	Through	Through	Through	After
(in thousands)	or Less	Five Years	Ten Years	Fifteen Years	Fifteen Years	Total
Variable rate loans:
Commercial real estate	$	$	$	$	$	$
Commercial
Residential real estate
Consumer
Solar
Total variable rate loans	$	$	$	$	$	$
Fixed rate loans:
Commercial real estate	$	$	$	$	$	$
Commercial
Residential real estate
Consumer
Solar
Total fixed rate loans	$	$	$	$	$	$
Total loans held for investment	$	$	$	$	$	$
ACL - Loans
We estimate an ACL - loans for our loan portfolio held for investment at amortized cost which represents management’s expected credit losses over the expected contractual life of its loans. The estimate is based on both quantitative and qualitative components; each of which is subject to uncertainty.
The quantitative component, including the ACL on individually assessed loans, considers historical and recent loss performance, current portfolio composition, portfolio- and/or loan-specific asset quality data, and actual and forecasted economic conditions. The quantitative estimate is subject to inherent uncertainty given potential differences between actual economic conditions and projected economic conditions including United States macroeconomic indicators like the unemployment rate, home prices, and commercial real estate prices. Variances between actual and projected economic indicators during the reasonable and supportable period could create differences between the ACL and actual credit losses incurred over the life of the loans. The economic environment during the reasonable and supportable period is scenario-weighted and utilizes scenario forecasts from a provider of macroeconomic scenario forecasts that are commonly used within the industry. Additionally, beyond the reasonable and supportable period, economic conditions and credit losses could vary from long-term historical averages. In addition to differences between forecasted economic conditions and actual economic conditions, the quantitative estimate assumes historical loss performance and credit quality metrics inform future expected credit losses. While historical correlations are a helpful starting point for modeling future expected losses, historically observed correlations can change and idiosyncratic events for borrowers can lead to credit losses that were not properly captured by the quantitative modeling.
The qualitative component of the ACL attempts to address the inherent uncertainty in the quantitative modeling and considers quantitative data where possible. The qualitative considerations align with the Interagency Policy Statement on ACL and consider input from an internal management committee. While an experienced and highly-informed committee provides input on qualitative factors, qualitative factors are inherently judgmental and subject to uncertainty.

The quantitative estimate component is sensitive to portfolio composition, changes in the forecasted economic variables, historical loss data, credit quality metrics including risk ratings, and changes in the contractual lives of loans. Qualitative estimates are sensitive to perceived risk in the economy not fully captured in the economic scenarios as well as factors deemed to potentially cause future loss performance to differ from historically observed performance that is not fully captured in the quantitative model.
The quantitative and qualitative components are subject to frequent independent review and challenge. While management estimates the ACL on its loan portfolio based on available information, the ACL may be inadequate to cover future losses given the uncertainty in the quantitative and qualitative components.
The following table provides detail activity in the ACL - loans held for investment carried at amortized cost for the years ended December 31, 2025 and 2024. Allocation of a portion of the ACL - loans to one category of loans does not preclude its availability to absorb losses in other categories:

	As of and for the years ended December 31,
(dollars in thousands)	2025	2024
Average loans outstanding, at amortized cost	$	$3,683,140
Total loans outstanding, at amortized cost at end of period	$	$3,963,973

ACL - loans:
Beginning of period	$	$74,745
Provision for credit losses on loans		10,896
Recovery of credit losses on loans - transfers		(9,548)
Loan charge-offs:		—
Commercial real estate		(16,495)
Commercial		(7,359)
Residential real estate		—
Consumer		(3,629)
Solar		(8,749)
Total charge-offs		(36,232)
Loan recoveries:
Commercial real estate		200
Commercial		359
Residential real estate		47
Consumer		1,079
Solar		748
Total recoveries		2,433
Net charge-offs		(33,799)
End of period	$	$42,294

Ratio of ACL - loans to total loans at amortized cost at period end	%	1.07%
Ratio of net charge-offs to average total loans	%	(0.85)%
We maintain an ACL - loans that represents management’s best estimate of the loan losses in our loan portfolio.
As of December 31, 2025, the ACL - loans totaled $ million, or      % of total loans held for investment at amortized cost. As of December 31, 2024, the allowance totaled $42.3 million or 1.07% of total loans held for investment at amortized cost. The       in the provision was primarily driven by           .

The ACL - loans as a percentage of total loans held for investment at amortized cost by basis points as of December 31, 2025 compared to December 31, 2024.
The following tables present activity in the ACL - loans by loan category, for the years ended December 31, 2025 and 2024. Allocation of a portion of the ACL - loans to one category of loans does not preclude its availability to absorb losses in other categories.

For the Year Ended December 31, 2025
(dollars in thousands)	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Solar	Total
Total loans outstanding at end of period, at amortized cost	$	$	$	$	$	$

ACL - loans:
Beginning of period	$	$	$	$	$	$
Provision for credit losses on loans
Provision for credit losses - transfers of loans
Loan charge-offs
Loan recoveries
Net charge-offs
End of period	$	$	$	$	$	$

ACL - loans to loan type ratio	%	%	%	%	%	%

	For the Year Ended December 31, 2024
(dollars in thousands)	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Solar	Total
Total loans outstanding at end of period, at amortized cost	$1,694,575	$1,978,130	$71,037	$126	$220,105	$3,963,973

ACL - loans:
Beginning of period	$22,102	$26,460	$1,739	$11,743	$12,701	$74,745
Provision for/(recovery of) credit losses - loans	5,858	78	(1,027)	172	5,815	10,896
Recovery of credit losses - transfers of loans	(58)	(158)	—	(9,332)	—	(9,548)
Loan charge-offs	(16,495)	(7,359)	—	(3,629)	(8,749)	(36,232)
Loan recoveries	200	359	47	1,079	748	2,433
Net (charge-offs)/recoveries	(16,295)	(7,000)	47	(2,550)	(8,001)	(33,799)
End of period	$11,607	$19,380	$759	$33	$10,515	$42,294

ACL - loans to loan type ratio	0.68%	0.98%	1.07%	26.19%	4.78%	1.07%
The following table shows the allocation of the ACL - loans by loan type for the years ended December 31, 2025 and 2024.

	December 31,
	2025		2024
(dollars in thousands)	Amount	% of Total Loans	Amount	% of Total Loans
Balance of ACL - loans:
Commercial real estate	$	%	$11,607	0.7%
Commercial		%	19,380	1.0%
Residential real estate		%	759	1.1%
Consumer		%	33	26.2%
Solar		%	10,515	4.8%
Total ACL - loans	$	%	$42,294	1.1%
The total ACL - loans disclosed in the table above is available to absorb losses from any loan category. We believe that the ACL - loans as of December 31, 2025, is adequate to cover estimated losses in the loan portfolio as of such date. There can be no assurance, however, that our loan portfolio will not sustain losses in future periods, which could be substantial in relation to the size of the allowance as of December 31, 2025.
Non-performing Assets
Non-performing assets consist of non-performing loans, non-performing financing receivables, and other real estate owned.
Assets acquired through, or in lieu of, loan foreclosure are held for sale as other real estate owned and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to other real estate owned is charged to the ACL - loans. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less estimated costs to sell. Costs of improvements are capitalized, whereas costs related to holding other real estate owned and subsequent write-downs to the value are expensed. Any gains and losses realized at the time of disposal are reflected in income.
Non-performing assets consisted of the following as of December 31, 2025 and 2024:

	December 31,
(dollars in thousands)	2025	2024
Non-accrual loans:
Commercial real estate	$	$44,694
Commercial		12,789
Residential real estate		352
Consumer		8
Solar		762
Total non-accrual loans		58,605
Non-performing financing receivables		—
Other real estate owned		25,476
Total non-performing assets	$	$84,081

Total non-accrual loans as a percentage of total loans	%	1.48%
Total non-performing financing receivables as a percentage of total financing receivables	%	—%
Total non-performing assets as a percentage of total assets	%	1.16%
During 2025, the Bank sold       other real estate owned properties with a carrying value of $ million for proceeds of $      million resulting in a of $ thousand, which was recognized in other non-interest income. As of December 31, 2025, there remained       other real estate owned properties, with a value of $      million. During 2024, we foreclosed on and transferred five assets from loans held for investment at amortized cost to other real estate owned assets. All assets were transferred from our Commercial Real Estate portfolio. There were no sales of other real estate owned assets during 2024. There were five other real estate owned properties recognized on our Consolidated Balance Sheet as of December 31, 2024, for a total value of $25.5 million.
Non-performing Loans
A loan for which the accrual of interest has been discontinued is designated as a non-accrual loan. When loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on non-accrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Loans are restored to accrual status when loans are once again current with regards to payment status, become well-secured, and management believes full collectability of future principal and interest is probable.
A loan is evaluated for individual impairment when we determine that it no longer exhibits similar risk characteristics inline with the rest of the related loan category. Individually evaluated loans include loans on non-accrual status and performing restructured loans. Depending on a particular loan’s circumstances, we measure impairment of a loan based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral-dependent loan is charged-off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.
The following tables present non-performing loans held for investment, by loan category, as of the dates indicated:

	For the Year Ended December 31, 2025
(dollars in thousands)	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Solar	Total
Non-accruing	$	$	$	$	$	$
Accruing loans 90 days or more past due
Total non-performing loans	$	$	$	$	$	$

Total loans held for investment	$	$	$	$	$	$

Non-accrual loans to total loans ratio	%	%	%	%	%	%
ACL - loans to non-accrual loans ratio	%	%	%	%	%	%
Non-performing loans to total loans ratio	%	%	%	%	%	%

	For the Year Ended December 31, 2024
(dollars in thousands)	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Solar	Total
Non-accruing	$44,694	$12,789	$352	$8	$762	$58,605
Accruing loans 90 days or more past due	—	—	—	—	—	—
Total non-performing loans	$44,694	$12,789	$352	$8	$762	$58,605

Total loans held for investment	$1,694,575	$1,978,130	$71,037	$126	$220,105	$3,963,973

Non-accrual loans to total loans ratio	2.64%	0.65%	0.50%	6.35%	0.35%	1.48%
ACL - loans to non-accrual loans ratio	25.97%	151.54%	215.63%	412.50%	1,379.92%	72.17%
Non-performing loans to total loans ratio	2.64%	0.65%	0.50%	6.35%	0.35%	1.48%
Total non-performing loans were $ million as of December 31, 2025, a       of      % compared to $58.6 million as of December 31, 2024. The       was primarily driven by      . Non-accruing loans by      % for December 31, 2025, compared to December 31, 2024, primarily due to      .
Modifications to Borrowers Experiencing Financial Difficulty
The following tables present by class and by type of modification, the recorded investment and financial effect of modification as of December 31, 2025 and 2024, in our loans that were both modified and experiencing financial difficulty during the years ended December 31, 2025 and 2024:

December 31, 2025
(dollars in thousands)	Term Extension	Total	Modification to Loan Class Ratio	Weighted-Average Term Extension
Commercial Real Estate	$	$	%	months
Commercial			%	months
Residential Real Estate			%	months
Consumer			%	months
Solar			%	months
Total	$	$

	December 31, 2024
(dollars in thousands)	Term Extension	Total	Modification to Loan Class Ratio	Weighted-Average Term Extension
Commercial	$1,971	$1,971	0.1%	19.2 months
Total	$1,971	$1,971
As of December 31, 2025 and 2024, there were no unfunded loan commitments on modifications for borrowers experiencing financial difficulty.
Asset Quality Trends
Management monitors trends in delinquencies, nonperforming assets, and criticized loans to identify areas of potential credit deterioration or improvement. While overall credit quality remains consistent with management’s expectations, certain loan segments may be more sensitive to changes in interest rates, borrower cash flows, or economic conditions. Management continues to closely monitor these segments and adjust credit oversight and risk management practices as appropriate.
Asset quality metrics during the period reflect the performance of our loan portfolio and broader economic conditions. We experienced a change in asset quality metrics during 2025 driven by      .
Credit Quality
We use several credit quality indicators to manage credit risk in an ongoing manner. The risk rating system is central to the overall credit risk management discipline and the important first step in effectively monitoring the credit quality of the portfolio. Credit risk ratings are applied individually to those classes of assets that have significant or unique credit characteristics that benefit from a case-by-case evaluation. Groups of assets that are underwritten and structured using standardized criteria and characteristics, such as statistical models (e.g., credit scoring or payment performance), are typically risk rated and monitored collectively. These are typically assets to individuals in the classes which comprise the consumer and solar portfolio categories.
During 2025 credit metric trends       primarily due to changes in           .
The following are the definitions of our credit quality indicators:
•Acceptable Risk (or better) - Assets in all classes that comprise the commercial and consumer portfolio categories that are not adversely rated, are contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the asset agreement. Management believes that there is a low likelihood of loss related to those assets that are considered Acceptable Risk or better.
•Higher Risk - Assets in this category may demonstrate weaker credit fundamentals with an above-average chance of resulting in a default combined with a lower risk of loss to create an overall risk, profile which requires appropriate monitoring but do not present potential weaknesses or a warrant a lower rating.

•Special Mention - Assets in this category exhibit potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may, at some future date, result in deterioration of the repayment prospects for the asset. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. While potentially weak, the asset is currently marginally acceptable, and no loss of principal or interest is envisioned.
•Substandard - A substandard asset is inadequately protected by the current sound worth and paying capacity of the borrower or the collateral pledged, if any. Assets classified in this category must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Loss potential, which exists in the aggregate amount of Substandard assets, does not have to exist in individual assets classified substandard.
•Doubtful - Assets in this category have all the weaknesses inherent in one classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined.
We periodically review and, if necessary, update the credit quality indicator assigned to each of the loans on a case-by-case basis.
The following tables summarize our held for investment loan portfolio by credit quality indicator as of December 31, 2025 and 2024:

As of December 31, 2025
(in thousands)	Acceptable Risk	Higher Risk	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$	$	$	$	$	$
Commercial
Residential real estate
Consumer
Solar
Total loans	$	$	$	$	$	$

	As of December 31, 2024
(in thousands)	Acceptable Risk	Higher Risk	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$1,128,017	$411,542	$103,162	$51,854	$—	$1,694,575
Commercial	1,801,279	109,226	2,326	63,147	2,152	1,978,130
Residential real estate	63,208	7,477	—	352	—	71,037
Consumer	89	29	—	8	—	126
Solar	219,343	—	—	762	—	220,105
Total loans	$3,211,936	$528,274	$105,488	$116,123	$2,152	$3,963,973
The change in allocation between credit quality indicators in our loan portfolio as of December 31, 2025, compared to December 31, 2024, was primarily driven by           .
A loan is considered delinquent when principal or interest payments are 30 days or more past due. Delinquent loans may remain on accrual status between 30 days and 90 days past due. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. See Note 5, “Credit Quality,” to our consolidated financial statements and the notes thereto included elsewhere in this prospectus for more information on our past due loan aging schedule.

Investment Securities
We use our investment securities portfolio to manage interest rate risk and as a source of income and liquidity for cash requirements. As of December 31, 2025, the carrying amount of investment securities totaled $ billion, a of $  million or      % compared with $1.5 billion as of December 31, 2024. As of December 31, 2025, securities represented      % of total assets compared to 21.0% of total assets as of December 31, 2024.
At the date of purchase, we are required to classify investment securities into one of two categories: held-to-maturity or available-for-sale. We primarily acquire investment securities as available-for-sale, however, we may elect certain investment securities that are acquired as held-to-maturity based on our strategy given the particular investment security acquired and current market conditions and expectation.

The following table summarizes the amortized cost and their weighted average yields as of December 31, 2025 by contractual maturities. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures.

December 31, 2025
	Available-for-sale		Held-to-maturity
(dollars in thousands)	Amortized Cost	Yield	Amortized Cost		Yield
U.S. government agencies:
One year or less	$	%	$		%
One to five years		%			%
Five to ten years		%			%
After ten years		%			%
	$	%		$—	%
Mortgage-backed and asset-backed:
One year or less	$	%		$—	%
One to five years		%			%
Five to ten years		%			%
After ten years		%			%
	$	%		$—	%
Municipal bonds:
One year or less	$	%		$—	%
One to five years		%			%
Five to ten years		%			%
After ten years		%			%
	$	%		$—	%
Corporate Bonds:
One year or less	$	%		$—	%
One to five years		%			%
Five to ten years		%			%
After ten years		%			%
	$	%		$—	%
CPACE:
One year or less	$	%		$—	%
One to five years		%			%
Five to ten years		%			%
After ten years		%			%
	$	%		$—	%
Total investment securities	$	%		$—	%
The average yield was      % and      % on our available-for-sale and held-to-maturity investment securities as of December 31, 2025. The majority of our portfolio will mature within      .

The following table summarizes the carrying value by classification of securities as of the dates shown:

	As of December 31,
	2025		2024		Change
(dollars in thousands)	Amount(1)	% of total securities	Amount(1)	% of total securities	$	%
Available-for-sale securities:
U.S. Treasury and government agencies	$	%	$1,390,681	91.2%	$	%
Mortgage-backed and asset-backed		%	57,490	3.8%		%
Municipal bonds		%	8,292	0.5%		%
Corporate bonds		%	9,540	0.6%		%
CPACE		%	5,465	0.4%		%
Total investment securities available-for-sale	$	%	$1,471,468	96.5%		%

Held-to-maturity securities:
Municipal bonds	$	%	$31,690	2.1%		%
CPACE		%	20,996	1.4%		%
Total investment securities held-to-maturity	$	%	$52,686	3.5%		%
Total investment securities	$	%	$1,524,154	100.0%	$	%
__________________
(1)Available for sale investment securities are reported at fair value and held to maturity securities are reported at amortized cost.
ACL - Investment Securities
For investment securities other than CPACE exposures, the ACL - investment securities are subject to uncertainty primarily due to the assumed relationship between historical loss observations and future loss expectations. Historical obligor and credit rating loss history may be more different in the future than in the past and credit ratings of obligors may change over time.
CPACE exposures are subject to an ACL - investment securities, however, we have never experienced a credit loss on these investment securities. As such, a qualitative ACL - investment securities is estimated based on perceived potential risk in the asset class which is generally lower than our loan portfolio. Uncertainty with the estimate exists given the lack of observable loss data in our investment portfolio for these assets and in the industry.
See Note 1, “Organization and Summary of Significant Accounting Policies,” to our consolidated financial statements and the notes thereto included elsewhere in this prospectus for further discussion of CPACE exposures.

The following table presents an analysis of the ACL on held-to-maturity investment securities as of and for the years ended December 31, 2025 and 2024:

	As of and for the years ended December 31,
(dollars in thousands)	2025	2024
Held-to-maturity:
Average held-to-maturity investment securities outstanding	$	$53,136
Total held-to-maturity investment securities outstanding at end of period	$	$52,686

ACL - investment securities:
Balance at beginning of period	$	$210
Recovery of credit losses on investment securities		(49)
Balance at end of period	$	$161

Ratio of allowance to total held-to-maturity investment securities at period end	%	0.31%
Ratio of net charge-offs to average held-to-maturity investment securities	%	—%
As of December 31, 2025, the ACL - held-to-maturity investment securities totaled $     , or      % of investment securities held-to-maturity. As of December 31, 2024, the allowance totaled $161 thousand or 0.31% of investment securities held-to-maturity. The ACL - investment securities held-to-maturity as a percentage of investment securities held-to-maturity       by  basis points as of December 31, 2025 compared to December 31, 2024.
The following table presents an analysis of the ACL on available-for-sale investment securities as of and for the years ended December 31, 2025 and 2024:

	As of and for the years ended December 31,
(dollars in thousands)	2025	2024
Available-for-sale:
Average available-for-sale investment securities outstanding	$	$1,351,950
Total available-for-sale investment securities outstanding at end of period	$	$1,471,468

ACL - investment securities:
Balance at beginning of period	$	$516
Recovery of credit losses on investment securities		(516)
Balance at end of period	$	$—

Ratio of allowance to total available-for-sale investment securities at period end	%	—%
Ratio of net charge-offs to average available-for-sale investment securities	%	—%

The following table presents the allocation of the ACL on held-to-maturity investment securities by investment type:

	December 31,
	2025		2024
(dollars in thousands)	Amount	% of total held-to-maturity securities	Amount	% of total held-to-maturity securities
Corporate bonds	$	%	$109	67.7%
CPACE		%	52	32.3%
Total	$	%	$161	100.0%
There was no ACL on available-for-sale investment securities as of December 31, 2025 and 2024.
Financing Receivables
Our financing receivables are comprised of CPACE-funded projects, which were categorized as financing receivables, based on the contract structure requirements of the municipality where the project is located. At the time of financing, CPACE financing receivables are classified as either held-for-investment at amortized cost or held-for-sale at lower of cost or fair value.
As of December 31, 2025, the carrying amount of financing receivables totaled $ million, a of $  million or      % compared with $43.2 million as of December 31, 2024. As of December 31, 2025, financing receivables represented      % of total assets compared to 0.6% of total assets as of December 31, 2024.
The following tables summarize our investment in financing receivables as of December 31, 2025 and 2024:

	As of and for the years ended December 31,
(dollars in thousands)	2025	2024
Held-for-investment:
Average held-for-investment financing receivables outstanding	$	$29,579
Total held-for-investment financing receivables outstanding at end of period	$	$29,406

ACL - held-for-investment financing receivables:
Balance at beginning of period	$	$75
Recovery of credit losses on financing receivables		(1)
Balance at end of period	$	$74

Ratio of allowance to total held-for-investment financing receivables at period end	%	0.25%
Ratio of net charge-offs to average held-for-investment financing receivables	%	—%
CPACE exposures are subject to an ACL - financing receivables, however, we have never experienced a credit loss on these assets. As such, a qualitative ACL - financing receivables is estimated based on perceived potential risk in the asset class which is generally lower than our loan portfolio. Uncertainty with the estimate exists given the lack of observable loss data in our investment portfolio for these assets and in the industry.

	As of and for the years ended December 31,
(in thousands)	2025	2024
Held-for-sale:
Average held-for-sale financing receivables outstanding	$	$13,275
Total held-for-sale financing receivables outstanding at end of period	$	$13,835
As of December 31, 2025, all of our financing receivables had contractual maturity dates of greater than ten years with a weighted-average yield of      %. None of our financing receivables were placed on non-accrual status nor deemed non-performing assets as of December 31, 2025 or 2024.
See Note 1, “Organization and Summary of Significant Accounting Policies,” to our consolidated financial statements and the notes thereto included elsewhere in this prospectus for further discussion of CPACE exposures.
Deposits
Our lending and investing activities are primarily funded by deposits. We offer a variety of deposit accounts having a wide range of interest rates and terms including demand, savings, money market and time accounts. We rely primarily on competitive pricing policies and customer service to attract and retain these deposits. We primarily source our deposits through our digital deposit platform underpinned by a modern core banking system that leverages advanced technology to provide a robust, scalable, and API-driven architecture that supports efficient operations and differentiated customer experience. We believe that digital deposits serve as our growth engine, providing scalable access to a vast national market beyond the reach of a legacy branch network, which symmetrically align with our lending capacity as consumer preferences shift to digital.
Deposits represent our primary source of funding and are an important component of our financial condition. Changes in deposit balances and mix are influenced by customer behavior, pricing strategies, interest rate movements, and competitive conditions. During periods of rising interest rates, customers may shift balances from non-interest-bearing deposits to interest-bearing or time deposit products, which can increase funding costs. We evaluate the stability, cost, and composition of deposits in managing liquidity and interest rate risk. Future deposit trends may affect our funding mix and could increase reliance on wholesale funding sources if deposit growth does not keep pace with asset growth.
The following table summarizes our deposit balances as of December 31, 2025 and 2024:

	December 31,
	2025		2024		Change
(dollars in thousands)	Balance	% of total	Balance	% of total	$	%
Non-interest-bearing deposits	$	%	$258,242	4.6%	$	%
Interest-bearing deposits:						%
Demand		%	269,320	4.8%		%
Money market		%	895,605	16.1%		%
Savings		%	2,342,327	42.2%		%
Time deposits		%	1,799,838	32.3%		%
Total interest-bearing deposits		%	5,307,090	95.4%		%
Total deposits	$	%	$5,565,332	100.0%	$	%
Total deposits as of December 31, 2025 were $ billion, a of $ billion or      % compared with $5.6 billion as of December 31, 2024 , primarily due to             . Non-interest-bearing deposits as of December 31, 2025 were

$ million, a of $ million or      % compared with $258.2 million as of December 31, 2024. Interest-bearing deposits of $ billion as of December 31, 2025 were $ billion or      % compared with $5.3 billion as of December 31, 2024.
The daily average balances and weighted average rates paid on deposits for each of the years ended December 31, 2025 and December 31, 2024 are presented below:

	December 31,
	2025			2024
(dollars in thousands)	Average Balance	Interest Expense	Average Rate	Average Balance	Interest Expense	Average Rate
Non-interest-bearing deposits	$	$	%	$271,796	$—	—%
Interest-bearing deposits:
Demand			%	525,478	19,628	3.74%
Money market			%	915,122	38,942	4.26%
Savings			%	875,777	42,857	4.89%
Time deposits			%	3,075,729	158,352	5.15%
Total interest-bearing deposits			%	5,392,106	259,779	4.82%
Total deposits	$	$	%	$5,663,902	$259,779	4.59%
The ratio of average non-interest-bearing deposits to average total deposits for the periods ended December 31, 2025 and December 31, 2024 was      %, and 4.8%, respectively.
As of December 31, 2025, the estimated aggregate amount of uninsured deposits (deposits in amounts greater than or equal to $250,000, which is the maximum amount for federal deposit insurance) was $ million.
The following table sets forth the amount of time deposits that are $250,000 or greater, by time remaining until maturity:

(in thousands)	December 31, 2025
Three months or less	$
Over three months through six months
Over six months through twelve months
Over twelve months
Total time deposits	$
Borrowed Funds
Subordinated Debt
In 2016, we issued $17.0 million of Fixed Rate Subordinated Notes (“2016 Fixed Rate Notes”). The 2016 Fixed Rate Notes are unsecured, mature on December 30, 2026 and pay interest of 7.0% semi-annually, in arrears. We redeemed the 2016 Fixed Rate Notes at par in 2025, resulting in the recognition of a loss on repayment of debt in other non-interest income related to unamortized debt issuance costs.
In 2016, we issued $7.0 million of Fixed to Floating Rate Subordinated Notes (“2016 Fixed to Floating Notes”). The 2016 Fixed to Floating Notes are unsecured, mature on December 30, 2026, and paid an initial interest of 6.5% semi-annually, in arrears. Beginning on December 30, 2021, the 2016 Fixed to Floating Notes interest rate reset quarterly to an interest rate per annum equal to the three-month LIBOR plus 469.5 basis points, paid quarterly in arrears. If the three-month LIBOR was less than zero, the three-month LIBOR was deemed to be zero. Due to the cessation of LIBOR on June 30, 2023, the 2016 Fixed to Floating Notes interest rate resets quarterly to an interest rate per annum equal to the three-month Secured Overnight Financing Rate (“SOFR”) plus 495.7 basis points, paid quarterly in arrears. If the three-month SOFR is less than zero, the three-month SOFR shall be deemed to be zero. The SOFR-based interest rate became effective on October 1, 2023. We redeemed the 2016 Fixed to Floating Notes at par in 2025, resulting in the recognition of a loss on repayment of debt in other non-interest income related to unamortized debt issuance costs.
In 2019, we issued $25.0 million of Fixed to Floating Rate Subordinated Notes (“2019 Notes”). The 2019 Notes are unsecured, mature on December 1, 2029, and paid an initial interest of 5.75% semi-annually, in arrears. Beginning on December 1, 2024, the 2019 Notes interest rate resets quarterly to an interest rate per annum equal to the three-month SOFR plus 439 basis points, paid quarterly in arrears. If the three-month SOFR is less than zero, the three-month SOFR shall be deemed to be zero. We may redeem the 2019 Notes at par.
In 2021, we issued $125.0 million of Fixed to Floating Rate Subordinated Notes (“2021 Notes”). The 2021 Notes are unsecured, mature on January 1, 2032 and pay an initial interest of 4.0% semi-annually through January 1, 2027, in arrears. Beginning on January 1, 2027, through the earlier of maturity date or the early redemption date, the interest rate will adjust quarterly equal to the three-month term SOFR plus 289 basis points, paid quarterly in arrears. The 2021 Notes are non-callable for the first five years; we have the option to redeem the 2021 Notes at par value, after five years from the date of issuance. The 2021 Notes are classified as Green Bonds in alignment with the International Capital Markets Association’s Green Bond Principles (2021).
We also have $2.8 million of other subordinated debt that has a 30-year term (matures on April 7, 2033), has no principal amortization and is guaranteed by us. As of December 31, 2024, the other subordinated debt paid interest at the rate of SOFR plus 3.3%, which resets on a quarterly basis.
Our subordinated debt requires us to comply with specific covenants related to capitalization adequacy, regulatory enforcement actions, nonperforming asset metrics, changes in key executive positions, and material changes in ownership. Additionally, in the event of default, our subordinated debt contains certain restrictions and limitations on dividend payments and our ability to repurchase our common stock. We were in compliance with all relevant covenants as of December 31, 2024.
The following table provides information on subordinated debt as of December 31, 2025 and 2024:

	December 31,
(dollars in thousands)	2025	2024
2016 Fixed Rate Notes due in 2026, 7.00%	$	$17,000
2016 Fixed to Floating Notes, due in 2026 (1)		7,000
2019 Notes, due in 2029 (2)		25,000
2021 Notes, due in 2032, 4.00%		125,000
Other subordinated debt, due in 2033 (3)		3,000
Less: debt issuance costs and discounts		(2,474)
Total subordinated debt	$	$174,526
__________________
(1)Borrowings bore interest at an effective rate of 9.56% as of December 31, 2024.
(2)Borrowings bore interest at an effective rate of      % and 8.89% as of December 31, 2025 and 2024, respectively.
(3)Borrowings bore interest at an effective rate of      % and 8.22% as of December 31, 2025 and 2024, respectively.
We use subordinated debt as a supplemental source of funding to support balance sheet growth, liquidity management, and funding diversification. We evaluate the use of wholesale funding sources based on cost, maturity structure, and overall liquidity needs. Increased reliance on borrowings may result in higher interest expense and could impact net interest margin, particularly in a rising interest rate environment. Management seeks to balance the use of wholesale funding with deposit growth and other liquidity sources to maintain an appropriate funding profile.
Other Borrowed Funds
On January 1, 2019, we entered into an Advances and Security Agreement with the FHLB of Atlanta (the “Advances and Security Agreement”) , of which we are a member. Under the Advances and Security Agreement, borrowings from the FHLB must be secured with eligible collateral approved by the FHLB. As of December 31, 2025 and 2024, there was $ million and $920.4 million, respectively, of stated potential borrowing capacity available under the Advances and Security Agreement, of which approximately $ million and $700.0 million were outstanding as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, we had $ million and $960.0 million, respectively, of securities available for collateral under the Advances and Security Agreement. As of December 31, 2025 and 2024, we had an outstanding balance of $ million and $700.0 million, respectively, at a floating interest rate of      % and 4.44%, respectively, under the Advances and Security Agreement.
We may also borrow funds through the Federal Reserve Bank’s discount window. These borrowings are secured by qualifying loans and investment securities with a balance of $ million and $2.5 billion as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, we had approximately $ million and $1.8 billion, respectively, in borrowing capacity available under these arrangement with no outstanding balance as of December 31, 2025 or 2024.
We maintain Fed Funds facilities with three other financial institutions in the aggregate amount of $90.0 million. As of December 31, 2025 and 2024, there were no borrowings outstanding under these facilities. We are required to periodically borrow on the Fed Funds facilities in order to test the borrowing capabilities and keep the funds available.
Liquidity and Capital Resources
Liquidity
Liquidity involves our ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the business on an ongoing basis and manage unexpected events. Our largest sources of liquidity include deposits, payments and maturities of outstanding loans, sales of loans, and maturities or sales of available-for-sale securities. We believe these sources will be sufficient to meet our liquidity needs over the next twelve months; however, our long-term liquidity position is dependent on our ability to sustain deposit growth and our ability to continue to source digital deposits as our balance sheet continues to grow. While scheduled loan payments and maturing available-for-sale securities are relatively predictable sources of liquidity, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. We generally hold excess funds as reserve deposits with the Federal Reserve. We use cash generated through online deposits, our largest funding source, to offset the cash utilized in lending and investing activities. Our short-term interest-earning available-for-sale securities are used to provide liquidity for lending and other operational requirements. During the years ended December 31, 2025 and 2024, our liquidity needs have primarily been met through strong deposit growth, and from loan principal paydowns and interest payments received. Management expects deposits to remain a primary source of liquidity, however, future deposit growth may be affected by changes in interest rates, competitive pressures, or shifts in customer preferences, which could increase our reliance on wholesale funding sources in the future.

The following table illustrates, during the years presented, the mix of our funding sources and the average assets in which those funds are invested. Average assets totaled $ billion for 2025 compared to $6.6 billion for 2024.

	December 31,
(dollars in thousands)	2025	2024
Sources of funds:
Deposits:
Non-interest-bearing	$	271,796
Interest-bearing		5,392,106
Subordinated debt, net		174,319
Other borrowings		51,656
Other liabilities		68,587
Stockholders’ equity		690,283
Total sources of funds	$	$6,648,747

Uses of funds:
Total loans	$	$4,023,418
ACL		(54,975)
Total investment securities		1,405,086
Interest-bearing deposits with banks		1,020,070
Other earning assets		54,861
Other assets		200,287
Total uses of funds	$	$6,648,747

Average non-interest-bearing deposits to average deposits	%	4.80%
Average loans to average deposits	%	71.04%
Our largest source of funds is deposits, and our largest use of funds is loans. We do not expect a change in the source or use of funds in the foreseeable future, other than increasing purchases of investment securities. Our average deposits were $ billion or a      % for the year ended December 31, 2025 compared with the year ended December 31, 2024. Our average loans were $ billion, or a      % for the year ended December 31, 2025 compared with the year ended December 31, 2024. We hold excess funds in cash with the Federal Reserve Bank until the funds are needed to fund loan growth. Our securities portfolio has a weighted average life of years and a modified duration of years as of December 31, 2025.
We have a maximum borrowing capacity of $     million through the Advances and Securities Agreement, with $    million of borrowings outstanding, and a remaining borrowing capacity of $     million. To borrow through the Advances and Securities Agreement, we are required to pledge sufficient qualifying collateral to the FHLB. As of December 31, 2025, we pledged eligible U.S. Treasury and government agency investment securities with a book value of $     million, eligible 1-4 family first mortgages with a book value of $     million, and eligible home equity loans with a book value of $     million to secure borrowings from the FHLB. The total collateral value assigned by the FHLB for these pledged investments and loans was $     million.
We also have a maximum borrowing capacity of $     billion through the Federal Reserve Bank’s discount window, and no borrowings outstanding as of December 31, 2025. To borrow under the Federal Reserve Bank’s discount window, we are required to pledge sufficient collateral consisting of qualifying loans and investment securities to the Federal Reserve Bank. As of December 31, 2025, we pledged commercial real estate loans with a book value of $    million, commercial loans with a book value of $    million, construction loans with a book value of $    million, and multi-family loans with a book value of $    million to facilitate future transactions. The total collateral value assigned by the Federal Reserve Bank for these pledged loans was $    million.

Our Fed Funds facilities with three other financial institutions have $90.0 million borrowing capacity as of December 31, 2025, and there were no borrowings outstanding under these facilities. Borrowing under these facilities are not secured by collateral.
Additionally, we may sell investment securities available-for-sale from our portfolio as a source of liquidity, if necessary. As of December 31, 2025, we had investment securities available-for-sale with a fair value of $    million, and a carrying value of $    million. Of these balances there are investment securities maturing within the next twelve months with a fair value of $    million, and a carrying value of $    million. We purchase investments to provide liquidity when it is needed. As of December 31, 2025 and 2024, a large portion of our portfolio was invested in U.S. Treasury securities.
As of December 31, 2025, we had outstanding $    million in commitments to extend credit and $    million in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements. A significant portion of our outstanding commitments could be drawn upon in periods of economic stress, which could require us to obtain additional funding from deposits or wholesale sources.
As of December 31, 2025, we had no identified capital expenditure commitments that we currently expect to have a material impact on liquidity; however, future loan growth, changes in funding costs, or adverse economic conditions could increase our cash requirements.
Off-balance Sheet Arrangements
In the normal course of business, we will enter into various transactions, which, in accordance with GAAP, are not included in our Consolidated Balance Sheet. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.
Commitments associated with letters of credit and commitments to extend credit may expire unused, therefore, the amounts shown do not necessarily reflect the actual future cash funding requirements. A summary of financial instruments with off-balance sheet credit risk as of December 31, 2025 and 2024 are as follows:

(in thousands)	December 31, 2025	December 31, 2024
Commercial real estate development and construction	$	$155,701
Residential real estate development and construction		2,380
Lines of credit, primarily business lines		569,143
Standby letters of credit		29,956
Total commitments to extend credit and available lines of credit	$	$757,180
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by management, upon extension of credit, is based on management’s credit evaluation of the customer.
Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third-party. In the event of nonperformance by the customer, we have rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities. The credit risk to us in issuing letters of credit is essentially the same as that involved in extending loan facilities to our customers.

Capital Resources
Capital management consists of providing equity to support our current and future operations. The federal bank regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum qualifying regulatory capital relative to the amount and types of assets they hold. As a bank holding company and an FDIC-insured state non-member bank, the Company and the Bank are subject to regulatory capital requirements.
Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about qualifying capital components, risk weighting (where applicable) and other factors. Management believes that current capital levels, plus the proceeds from this offering are sufficient to support anticipated growth, absorb potential losses, and comply with regulatory requirements. Future capital needs will depend on earnings performance, asset growth, credit quality trends, and regulatory developments.
In 2019, the federal banking agencies jointly issued a final rule to provide a simple measure of capital adequacy, the CBLR framework, for qualifying community banking organizations, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The CBLR framework is optional and is available to depository institutions and depository institution holding companies that have less than $10 billion in average total consolidated assets and meet other qualifying criteria.
The CBLR removes the requirement for qualifying community banking organizations to calculate and report risk-based capital, instead requiring only that qualifying community banking organizations calculate and report a Tier 1 leverage ratio. Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies' capital rules (generally applicable rule) and, if applicable, will be considered to have met the capital ratio requirements to be considered “well capitalized” for purposes of the applicable “prompt corrective action” rules under the FDI Act. The CBLR rules allow for a two-quarter grace period to correct a ratio that falls below the required amount, provided that the bank or bank holding company maintains a leverage ratio of greater than 8%.
In November 2025, the federal banking agencies jointly proposed changes to the CBLR framework that would lower the minimum Tier 1 leverage ratio requirement for qualifying community banking organizations from greater than 9% to greater than 8%, and that would revise the “grace period” for a bank that elects to use the CBLR framework but temporarily fails to meet all of the qualifying criteria, including the leverage ratio requirement, to provide that the community bank will have a four-quarter grace period to return to compliance, provided the community bank maintains a leverage ratio greater than 7%.
Under the current CBLR rules, a qualifying community banking organization can opt out of the CBLR framework and revert back to the risk-based framework without restriction. As of December 31, 2025, each of the Company and Bank was a qualifying community banking organization as defined by applicable regulations of the federal banking agencies and elected to measure capital adequacy under the CBLR framework. Management regularly evaluates whether continued use of the CBLR framework remains appropriate based on asset growth, balance sheet composition, and strategic objectives.
Total stockholders’ equity increased to $    million as of December 31, 2025, compared with $722.0 million as of December 31, 2024, a of $    million or      %, primarily due to        .

The following tables provide a comparison of the Company’s and the Bank’s leverage and risk-weighted capital ratios as of December 31, 2025 and 2024 to the minimum and well-capitalized regulatory standards:

	Actual			To Be Well Capitalized Under Prompt Corrective Action Provisions (CBLR Framework)
(dollars in thousands)	Amount		Ratio	Amount		Ratio
Tier 1 leverage ratio:
As of December 31, 2025:
Company	$		%	$		%
Bank	$		%	$		%
As of December 31, 2024:
Company		$706,501	10.56%		$602,390	9.00%
Bank		$796,830	11.92%		$601,511	9.00%
Interest Rate Sensitivity and Market Risk
Interest Rate Sensitivity
As a financial institution, the primary component of our market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on our assets and liabilities, and the market value of assets and liabilities. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. Our objective in managing interest rate risk is to maintain a balance between optimizing net interest income and limiting volatility in earnings and capital across a range of interest rate environments. We seek to manage interest rate risk in a manner consistent with our overall risk appetite, liquidity needs, and capital objectives.
We manage our exposure to interest rates by structuring the balance sheet in the ordinary course of business. Though we have not historically entered into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk, we may enter into such instruments in the future. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.
While the Company and Bank boards of directors are ultimately responsible for ensuring interest rate risk is managed in a safe and sound manner, and for monitoring the Company’s financial position and performance, the Company and Bank boards of directors have delegated oversight of interest rate risk to their respective Risk Committees. The day-to-day management of interest rate risk has been delegated to the Bank’s Management Asset Liability Committee, which is composed of senior management and operates under policies approved by the boards of directors. The Management Asset Liability Committee meets regularly to review interest rate risk metrics, balance sheet composition, model results and compliance with internal risk limits. In determining appropriate interest rate risk positions, the Management Asset Liability Committee considers, among other factors:
•Current and projected interest rate environments
•Loan and deposit growth assumptions
•Deposit pricing behavior and competitive dynamics
•Prepayment speeds and loan repricing characteristics
•Liquidity and capital levels
•Stress and sensitivity analysis results

The Management Asset Liability Committee formulates strategies based on appropriate levels of interest rate risk which are primarily measured based on measuring the impact of changes in interest rates on Net Interest Income and Economic Value of Equity.
At least quarterly, we measure our interest rate risk position using Net Interest Income and Economic Value of Equity sensitivities. Net Interest Income sensitivity is based on an earnings simulation that compares net interest income under non-baseline interest rate scenarios to the baseline Net Interest Income earnings simulation and is measured as a percentage variance to baseline Net Interest Income. Economic Value of Equity is a net present value (“economic value”) simulation that compares the economic value of assets and liabilities—economic value of equity results by subtracting economic value of liabilities from economic value of assets—under various non-baseline interest rate scenarios to the baseline Economic Value of Equity and is measured as a percentage variance to baseline Economic Value of Equity. Net Interest Income sensitivity is generally considered a short-term measure of interest rate risk as it is based on earnings sensitivity over a defined period of time whereas Economic Value of Equity is a long-term measure of interest rate risk as it is a net present value which considers the present value of all future cash flows on assets and liabilities through their lives.
The Management Asset Liability Committee manages interest rate risk in accordance with the Interest Rate Risk Policy which is a Board-approved Policy that is reviewed at least annually. The Interest Rate Risk Policy establishes thresholds for managing and reporting interest rate risk, including limits for Net Interest Income and Economic Value of Equity sensitivity for interest rate changes of different magnitude, direction, or speed.
Modeling of Net Interest Income and Economic Value of Equity uses both actual instrument-level data as well as assumptions. These assumptions include deposit decays, deposit betas, deposit floors, prepayment speeds, new volume pricing, and discount rates. These assumptions are based on historical observations, relevant third-party data, and management judgment. Most assumptions vary by interest rate scenario based on historical observations, relevant third-party data, and management judgment. Given the use of assumptions and management judgment, the Net Interest Income and Economic Value of Equity models and processes are subject to independent review by both internal and external parties.
The Interest Rate Risk Policy requires net interest income simulations to be conducted using both a static balance sheet and a strategy balance sheet. Under a static balance sheet, balance sheet categories are kept flat across the horizon except for cash and retained earnings which are dynamic based on cash flows and earnings in the scenario. Under a strategy balance sheet, management projects dynamic balances based on its forecasted path of the balance sheet which may involve some balance sheet categories increasing and some categories decreasing. The net interest income sensitivity table below uses a static balance sheet. Interest rates in the baseline are kept constant with their values at the balance sheet date and for the non-baseline scenarios, all interest rates are shocked immediately up or down by the amounts show in the table. Resulting twelve-month Net Interest Income in each of the shock scenarios is then compared to the baseline twelve-month Net Interest Income to establish Net Interest Income sensitivity. Market interest rates do not go below zero in any of the shocks.
For Economic Value of Equity simulations, existing assets and liabilities run off over their modeled lives without inclusion of any new volume. The cash flows on assets and liabilities are discounted to present value to generate net present values of cash flows from assets and liabilities for the baseline scenario. Interest rates are then shocked up and down according to the Economic Value of Equity sensitivity table below and cash flows on assets and liabilities are discounted to present value to generate net present value of cash flows from assets and liabilities for each of the shock scenarios. The resulting Economic Value of Equity in each shock scenario is then compared to the baseline Economic Value of Equity to establish sensitivities.
The following table summarizes the simulated change in net interest income over a 12-month horizon as of December 31, 2025:

Change in interest rates:	+ 200bp	+ 100bp	- 100bp	- 200bp
December 31, 2025	%	%	%	%
December 31, 2024	13%	6%	(7)%	(13)%

The table above indicates for 2025 that our static balance sheet Net Interest Income is           . This is primarily due to           .
The table above indicates for 2024 that our static balance sheet Net Interest Income is asset-sensitive which means that we benefit from rising rates as its assets reprice faster than its liabilities. This is primarily due to the variable rate nature of the loan portfolio and a relatively short investment portfolio duration as well as the impact of funding from non-interest-bearing sources and deposit betas that do not move to the same degree as market rates. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.
The following table summarizes the simulated change in Economic Value of Equity over a 12-month horizon as of December 31, 2025:

Change in interest rates:	+ 200bp	+ 100bp	- 100bp	- 200bp
December 31, 2025	%	%	%	%
December 31, 2024	1%	1%	(1)%	(2)%
The table indicates that our Economic Value of Equity for 2025 sensitivity           , which is primarily due to           .
The table indicates that our Economic Value of Equity for 2024 sensitivity is not materially impacted by changes in interest rates, which is primarily due to the short and matched duration of our assets and liabilities.
Qualitative and Quantitative Disclosures About Market Risk
As discussed above, the primary component of our market risk is interest rate volatility and inflationary pressures. We do not have material exposure to foreign currency exchange risk, commodity price risk, or equity price risk. For information regarding the market risk of the Company’s financial instruments, see “—Interest Rate Sensitivity and Market Risk.”
Controls and Procedures
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting, and testing our internal control over financial reporting.
We have not performed an evaluation of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for the year ending December 31, 2027. For as long as we are an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting. When we lose our status as an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting.

BUSINESS
Forbright operates at the intersection of two powerful, structural forces reshaping the U.S. banking sector: the rapidly evolving needs of the $10 trillion national middle market and the broadly accelerating shift toward digital‑first banking. Together, these trends have created a distinctive opportunity for the establishment and growth of a category-defining bank of the future, combining modern technology, differentiated lending and deposit products, and scaled fee-based businesses to serve dynamic middle-market companies and consumers.
Forbright offers a modern financial services platform spanning nationwide middle-market lending, digital consumer banking, strategic advisory and asset management services. We trace our history back to Congressional Bank, established in 2003, but our period of growth and modernization began in 2020 when John Delaney returned from public service to the private sector to lead a $369 million capital infusion in 2021 as well as the reimagining and rebranding of the Company to support our new growth strategy. A key to our success in building Forbright has been management’s differentiated ability to leverage its experience and relationships to attract and retain world-class talent aligned with our mission.
We believe our business model represents a significant evolution of the traditional commercial banking paradigm, which is limited by geographic footprint and relies on non-interest-bearing deposits that have come under structural pressure. We function as a precision-guided platform that is designed to deliver substantial value to customers across both the asset and liability sides of our balance sheet, while maximizing returns for our stockholders. Since December 31, 2020, consolidated assets have grown from $1.9 billion to $      billion at a %      CAGR and net income has grown at a      % CAGR to $      million for the year ended December 31, 2025.
We believe the industry backdrop and trends impacting banking are favorable for our purpose-built business model.
The middle market represents approximately one-third of private sector GDP and employs approximately 48 million people, according to NCMM. Despite its scale, the sector is inherently fragmented within an increasingly nationalized economy. It encompasses nearly 200,000 companies, approximately 99.9% of which employ fewer than 500 employees, according to NCMM and research from the SBA as of 2025. Across the country, no single industry represents more than 20% of the total middle market, further highlighting both the national and fragmented nature of this sector of the U.S. economy, according to NCMM. Consequently, traditional community and regional banks, long anchored to their home geographies and relationship‑driven lending models, are increasingly unable to match the scale, speed and sector specialization demanded by middle-market borrowers. This has led to a steady migration of lending volume toward nationally-scaled lenders and alternative capital providers that now capture 70% of the leveraged loan market, according to FWIA.
Concurrently, digital banking has profoundly reshaped the U.S. banking landscape by shifting consumer behavior, enhancing technological integration and reducing friction in moving deposits between banks. Deposits held by direct banks increased from less than 1% in 2000 to approximately 10% as of December 31, 2025, according to the FFIEC and the Federal Reserve. Despite this, approximately 76% of American consumers now prefer managing their bank accounts digitally and 54% opt for mobile banking as their primary choice, according to the ABA. As a result, traditional banks have been compelled to adopt deposit strategies that can affect their overall cost of deposits and competitive positioning. Consequently, traditional banks have been compelled to adopt deposit strategies that often impact their overall cost of deposits. We expect the increasing impact of new technologies will reduce the friction of money movement, allowing consumers to seek higher deposit yields. This dynamic could exert pressure on non-interest bearing and other low-cost deposits, and threaten legacy bank models historically reliant upon this form of funding.
To address these trends, we have intentionally designed our strategy and built our platform to create a virtuous cycle that we expect will lead to strong growth and returns.
This cycle begins with attracting and retaining a loyal, digitally-engaged consumer base by offering a competitive value proposition for deposits and related services. We launched our digital deposit platform in May 2024, and as of December 31, 2025, we had $              billion of digital deposits consisting of both high-yield savings balances and digital time deposits. Digital deposit capabilities provide us access to vast funding markets, eliminate geographic constraints and fuel our middle-market lending growth with minimal additional overhead. In turn, our middle-market lending strategy generates strong, risk‑adjusted returns and drives meaningful fee income, which enables us to offer competitive deposit rates.
For context, we believe that attracting the same amount of digital deposits captured since launch of our digital deposit platform in May 2024 would have required 200 branches matured over 24 months and 1,200 full-time employees in a traditional retail banking model. Looking forward, we expect our digital deposit platform will provide us with significant flexibility to raise deposits on an as-needed basis to support lending origination.
The nimble and precise “as-needed” nature of the funding generated from our deposits, of which      % were FDIC‑insured as of December 31, 2025, reflects a platform intentionally built to scale with the needs of our expertly managed suite of middle-market lending go‑to‑market strategies. Our entrenched lending relationships also enable us to source loans for other financial institutions, including through a proprietary network of over 400 community banks via our Alliance Partners business, and to provide credit and asset management services to businesses and customers, generating highly attractive recurring fee-income.
Our broader financial services platform is underpinned by modern banking systems that leverage technology to provide a robust, scalable and API-driven architecture that aims to support efficient operations and a differentiated customer experience. Significant back-office automation drives efficiency and operating leverage, enabling a lower marginal cost-to-serve of       basis points of deposits for fiscal year 2025. Unlike a traditional commercial bank, we are not burdened by legacy technology systems or the operating expense and geographic constraints typically associated with a branch-based deposit and lending model. We also believe we distinguish ourselves from emerging "neobanks," which are often characterized by high customer acquisition costs and uncertain paths to sustainable profitability.
We synthesized the inherent funding advantages of a regulated bank with the innovation, agility, and technological capabilities commonly found in financial technology companies. This fusion is further strengthened by a disciplined risk management culture, active balance sheet optimization and integrated fee-based businesses. The result is a digitally-native, high-growth institution delivering attractive risk-adjusted returns that we believe is uniquely positioned to lead the next generation of banking.
Leadership and History
We are led by our founder, Chairman and Chief Executive Officer, John Delaney. Mr. Delaney possesses a distinguished track record, founding, leading and ultimately selling two publicly traded financial services companies. In 1993, Mr. Delaney founded and later took public HealthCare Financial Partners, Inc., which provided loans to small- to mid-sized healthcare service companies. In 2000, he founded and later took public CapitalSource Inc., which provided loans to a wide range of middle-market businesses. In the aggregate, Mr. Delaney’s companies created thousands of jobs and made over $50 billion of loans to over 5,000 predominantly middle-market companies. In addition, Mr. Delaney represented the state of Maryland in the United States House of Representatives from 2013 until 2019. The combination of Mr. Delaney’s financial acumen, historical success in the industry and leadership capabilities lends considerable experience to identifying differentiated market opportunities and attracting, hiring and retaining a team that can successfully execute against an evolving opportunity set.
Mr. Delaney’s involvement with Forbright began with an investment in 2011 in Congressional, and following his service in the U.S. House of Representatives, Mr. Delaney returned from public service to the private sector in 2020, where he leveraged his decades of financial services experience and leadership capabilities to assemble and lead a talented and like-minded team to drive the Bank’s strategic direction and growth, beginning his service as Executive Chairman of the Bank in 2020 (then still under the Congressional banner). As of December 31, 2020, Congressional Bank had $1.9 billion in consolidated assets.
In 2021, Mr. Delaney led a $369 million infusion of equity capital from a consortium of prominent institutional investors, including Centerbridge Partners, Gallatin Point Capital and Bayview Asset Management, fueling significant growth in products and services as well as continuous platform efficiency enhancements. This ultimately provided the foundation for our strategic rebranding as Forbright, Inc. in 2022, a pivotal moment in the Company’s history and growth led by Mr. Delaney as Chairman and Chief Executive Officer.

Strategic Pillars
Our strategic framework is built upon three interconnected pillars, each designed to provide a distinct competitive advantage and drive sustainable growth. These pillars synthesize the best attributes of traditional banking, modern financial technology, and sophisticated asset management.
•Balance Sheet Strength. As a regulated, FDIC-insured institution, we benefit from the inherent trust, robust regulatory framework, and strong capital and liquidity position that are hallmarks of a traditional bank. This foundation provides stability, enabling us to attract and retain deposits and confidently deploy capital in our lending activities. Since December 31, 2020, we have grown our deposits by $               billion, which as of December 31, 2025 represents a            % CAGR. Regulatory oversight ensures sound practices and protects our depositors, reinforcing confidence and in our financial stability.
•Fintech Culture of Innovation. The foundation of our tech-forward approach is a fully cloud-native digital financial services platform. This architecture improves our teams’ ability to innovate faster, acquire new customers more efficiently and automate operations to minimize costs. This includes an integration layer that enables plug and play of advanced solutions and data capabilities that provide visibility into the business. This drives effective actions (for example, trigger-based customer communications and integrated fraud‑prevention tools), and a third generation core with real-time processing. For our customers, this provides onboarding with rapid decisioning, personalization of services and ultimately enables us to respond quickly to evolving market demands and customer needs. These capabilities enabled us to scale to $             billion of digital deposits and approximately                thousand customers by December 31, 2025, after launching our proprietary digital deposit platform in May 2024.
•Conservative Credit Discipline and Systematic Sourcing Strategies. Our lending, credit and portfolio management approach encompasses specialized underwriting expertise and focused middle-market origination channels, maintaining rigorous credit integrity and an execution-oriented mindset typically found in leading alternative asset managers. We believe this discipline creates ample opportunities, delivers a superior borrower experience and a meticulous evaluation of credit risk, proactive portfolio construction and active management of our lending assets, leading to superior risk-adjusted returns and robust asset quality. Our commercial loan yield and net-charge off ratio were             % and              % respectively for fiscal year 2025.
Market Opportunity
The $10 Trillion Middle Market
The middle market represents one of the largest, fastest‑growing, and most economically consequential segments of the American economy, with compelling long-term fundamentals. Encompassing nearly 200,000 businesses across industries, ownership structures, and geographies, the middle market collectively generates approximately one-third of private sector GDP.
Despite its importance, middle-market companies remain challenging to serve efficiently and at scale. Middle-market company financing needs are often bespoke, transaction structures vary widely, and company information is frequently non‑standardized. In a national economy undergoing rapid technological transformation, forecasting performance and credit risk for middle-market companies has required increased end-market expertise and specialization. Unlike consumer or small‑business lending, this segment does not lend itself to standardized, volume‑driven sourcing strategies. As a result, efficient access to this highly attractive segment has long been constrained, despite the segment’s demonstrated resilience through market cycles.
Industry dynamics have further widened this structural gap. Historically, regional banks have typically been limited by geography, legacy branch‑based business models, and generalist underwriting approaches that do not translate well to specialized middle-market credit. Non‑bank private lenders often possess sector expertise but rely on episodic fundraising and potentially higher‑cost capital. Large national-scale banks have sophistication and reach but tend to prioritize larger borrowers with capital markets and cross‑sell potential. Taken together, these structural challenges leave a substantial portion of the middle market underserved.

We deliberately built Forbright to overcome these inefficiencies and moats. Forbright operates nationally and organizes around industry-focused credit verticals, which enables us to gain sourcing advantages, underwriting precision, and enhanced pricing power. Our expertise‑driven origination model integrates targeted outreach, deep vertical networks, and disciplined credit evaluation rather than relying on geographic footprint. Our capabilities and approach create a scalable, repeatable method for accessing a large, resilient and structurally underpenetrated market.
Structural Shift Toward Digital‑First Banking
The U.S. deposit and transaction banking landscape is undergoing a fundamental transformation and there is a significant and durable runway for digital growth. For example, while 76% of consumers prefer digital banking, digital‑first platforms account for only 10% of total U.S. deposits.
Institutions operating with fragmented technology stacks and higher cost structures face increasing difficulty delivering the competitive rates, personalization, and rapid innovation modern customers expect. Conversely, digital banking models benefit from lower acquisition costs, higher customer retention, and reduced reliance on physical infrastructure. Given competitive funding rates, we also believe these digital banking funding models, including ours, to be largely insulated from emerging risks of tokenization or stablecoin disintermediation.
By eliminating the operational drag of a branch‑based system and building a proprietary digital deposit platform, we have reduced traditional barriers to scale, created a flexible product architecture, and positioned ourselves to dynamically respond to evolving customer preferences. This structural shift aligns directly with our strategic strengths, particularly as digital funding becomes an increasingly critical input to bank competitiveness.
Business Model
Our business model is intentionally designed to capitalize on the evolving needs of the $10 trillion national middle market and the accelerating shift towards digital banking, while delivering value to our depositors, borrowers and other stakeholders.
Over the last several years we have built the operational foundation to function as a modern super-regional bank with national origination capabilities, sector‑specialized origination and credit teams, and a fully integrated digital platform. Our model centers on a virtuous cycle: a superior deposit value proposition to attract loyal, digitally-engaged customers whose deposits fund our scalable middle-market lending platform while generating valuable fee income that further enhances returns on capital.
We operate with a centralized approach to portfolio construction. Management actively allocates capital across middle-market strategies based on relative risk-adjusted returns, credit cycle positioning, and liquidity considerations. This dynamic capital management enables us to pursue what we believe to be the most attractive opportunity sets and moderate exposure if returns compress or risk increases.
Go-to-Market Approach: National Middle-Market Lending Strategy
Our go-to-market lending strategy is focused on expanding our market share in middle-market segments that have substantial addressable markets and strong growth profiles. Our deep sector knowledge and extensive relationships built over decades of financial services experience provide a distinct competitive advantage. We believe our purpose-built team is able to successfully identify, originate and manage high-quality credit opportunities, thereby building a robust and diversified portfolio that generates strong returns.
Our loan portfolio has grown at           % CAGR since December 31, 2020, and totaled $                billion as of December 31, 2025. The following chart shows the growth in our loan portfolio from December 31, 2020 to December 31, 2025:
We provide financial solutions that are national in scope and built around specialized frontline capabilities supported by centralized risk oversight. This structure enables consistent sector specialization at the point of origination while ensuring uniform credit standards and enterprise‑level portfolio discipline. Across our portfolio, we maintain a focus on shorter‑duration, floating‑rate assets with higher balance‑sheet velocity and meaningful fee income opportunities at both entry and exit. We currently operate the following go-to-market lending strategies:
Healthcare
Our healthcare strategy provides working‑capital and real‑estate loans to healthcare service providers. We generate both lending returns through net interest income and significant fee revenue, including via FHA/HUD activities. The growth trajectory and stability of U.S. healthcare services, combined with providers’ perpetual capital needs, create a durable, through‑the-cycle lending opportunity. Healthcare made up      % of loan production as of December 31, 2025.
Lender Finance
Our Lender Finance strategy serves financial services companies, providing bespoke senior‑secured, asset‑based loans to non‑bank lenders with recurring borrowing needs. Our ability to underwrite across diverse collateral classes and structure complex structurally senior credit facilities differentiates the platform in an environment where many banks have narrowed focus and the importance of domain experience and risk management has increased. Lender Finance made up      % of loan production as of December 31, 2025.
Fund Finance
Our Fund Finance strategy provides customized lending products to middle-market credit funds, offering the sophistication required to serve the rapidly expanding private capital universe. The market is highly fragmented and requires deep expertise, presenting a strong opportunity for our well-positioned platform and capabilities. This strategy works in concert with private credit providers rather than positioning us as competitors. In some instances, their products substitute for ours; in others, we collaborate to deliver comprehensive solutions that serve our customers’ evolving needs. Fund Finance made up      % of loan production as of December 31, 2025.
Commercial Real Estate (CRE)
Our national CRE lending strategy focuses on bank‑eligible first‑lien CRE loans for acquisitions, recapitalizations, restructurings, and construction. Market dislocations and widespread de‑risking among credit providers have created uniquely attractive opportunities for disciplined lenders with controlled CRE exposure. CRE Lending made up               % of loan production as of December 31, 2025.
Corporate Finance
Our Corporate Finance strategy provides customized senior-secured, first‑lien credit solutions to strong, cash‑flowing middle-market companies, often in partnership with private equity sponsors. We benefit from our ability to distribute loans via the BancAlliance network, enhancing capital efficiency while maintaining and enhancing borrower relevance. Corporate Finance made up             % of loan production as of December 31, 2025.
As of December 31, 2025, no go-to-market lending strategy represents more than      % of the total loan portfolio.
Scalable Digital Deposit Platform
We have carefully evolved our funding model. Historically reliant on traditional community bank deposits, we expanded into institutional sweep deposits early in our growth phase for scalable liquidity to fund our lending activities. The liquidity stresses seen across the industry in early 2023 prompted a reassessment, leading to a deliberate reduction in wholesale sweep reliance and temporary use of higher‑cost time deposits to preserve liquidity.
In May 2024, we launched our digital deposit platform, introducing a competitive high‑yield savings deposit product. The launch of our digital deposit platform has significantly reduced our reliance on other forms of wholesale funding as they have been replaced by stable and granular digital consumer deposits. More recently, we have also introduced a digital time deposit product, and have ambitions to continue to expand the product suite over time. We supplement our digital deposit platform with deposits from our legacy community bank markets in Maryland, Virginia and the District of Columbia, as well as deposits from our commercial lending customers and wholesale funds, though our shift to digital deposits has decreased our reliance on such deposits - our wholesale funding ratio has decreased from 71% in December 31, 2022 to      % as of December 31, 2025.
Our shift to digital deposits has also decreased our reliance on wholesale funds - our wholesale funding ratio has decreased from 71% as of December 31, 2022 to      % as of December 31, 2025.
The following charts shows the growth in our deposits from December 31, 2020 to December 31, 2025 and highlights our deliberate shift in funding model:

Our cloud-native, API-driven, and data-powered technology infrastructure is the foundation of our digital deposit platform and is built for where we believe the industry is heading. Our digital deposit platform has led to superior results in key benchmarks, including customer acquisition and onboarding performance, fraud detection, and customer experience. Using a combination of advanced real-time attribution with visibility into performance, simplified customer onboarding, trigger-based customer engagement, automated decisioning, and strong user experience capabilities we have achieved the following results:
•Convert more customers: We have automated decision-making rates consistently above 80%. Further, approximately 55% of our digital applications reached approval during the quarterly period ended September 30, 2024, according to a study commissioned by us, which is 19 percentage points higher than our competitor brands with approval rates of 41% over the same time-period. Additionally, 76% of our approved accounts fund within the first seven days of account opening, as compared to only 44% for our competitor brands. The combination of automated decisioning and higher pull-through rates leads to lower customer acquisition costs, which were         bps of new deposits for fiscal year 2025 as compared to            bps for our competitor brands in the same time period.
•Strong Fraud Prevention Capabilities: Our purpose-built fraud loss prevention solutions and operations have resulted in immaterial booked fraud losses, totaling less than $100,000 (or 0.1 bps) since launch of the program in 2024, well below industry targets of 2-3 bps on average deposits for similar deposit products.
•Deeper customer engagement and retention: As of December 31, 2025, we had an NPS of 63 (+22 above competitive benchmark), and as of           2026, we had an Apple App store rating of            stars. Additionally, within eight months following the launch of our digital deposit platform in May 2024, we achieved a 112% balance growth of customers, which was approximately three times that of the industry average of approximately 36% during such period.
By focusing development on integration and data layers, we have significant visibility and control over our ecosystem with the flexibility to bring best-in-class partners to enhance our digital deposit platform. This allows us to manage fixed costs while retaining a high degree of control over the platform.
High‑Margin, Capital-Light Fee Businesses
Our fee‑based businesses are intentionally constructed to complement and enhance our core lending capabilities. These capital‑light businesses generate recurring revenue by monetizing our specialized underwriting, structuring, distribution and servicing expertise across the credit lifecycle. They leverage the same foundational assets as our lending strategies—sector expertise, centralized credit discipline, and scalable technology infrastructure.
Our fee-based businesses strategically cultivate proprietary partner networks, including BancAlliance, a broad network of U.S. based community banking partners that is managed by our Bank’s wholly-owned subsidiary Alliance Partners. This network provides us with a unique distribution channel and revenue diversification, enhancing our return on equity. We invest in the network by providing differentiated value-added services such as educational and training programs as well as peer-to-peer networking opportunities, resulting in deep, sticky relationships. Alliance Partners helps the community banks in BancAlliance meet their asset and return objectives by utilizing our full-service lending platform with a disciplined approach to originating, screening, underwriting, managing and servicing loans.

The following chart shows our non-interest income breakdown for the year ended December 31, 2025:
Alliance Partners – Distributed Credit Origination & Asset Management
Through Alliance Partners, we source, distribute, and advise on middle‑market loans on behalf of BancAlliance, which, on a combined basis, represents approximately $2 trillion in aggregate total assets as of December 31, 2025. We generate gain-on-sale and advisory fees by providing access to high‑quality credit opportunities that these institutions could not otherwise originate. The partnership enables us to use distributed balance‑sheet capacity to support larger commitments, creating a scaled, mutually beneficial credit ecosystem.
FHA/HUD Lending
We originate loans eligible for refinancing into government‑guaranteed HUD products, retaining servicing responsibilities post‑takeout and reducing long-term balance sheet exposure while generating fees throughout the credit lifecycle. This reduces long‑term balance‑sheet exposure while generating fees throughout the credit lifecycle. The FHA/HUD franchise focuses on healthcare and multifamily real estate and benefits from deep specialization and decades of industry experience.
Solar Services
The Solar Services business provides sourcing, servicing and asset‑administration capabilities for residential solar loan portfolios owned by financial institutions and banks. We earn recurring fees through payment management, compliance, borrower engagement, and asset‑performance monitoring without assuming fixed‑rate credit exposure.
Other Fee Income
We also earn additional non-interest income from traditional banking services, such as loan fees, deposit fees, and other recurring revenue streams embedded in our lending and servicing infrastructure.
Financial Metrics & Performance
Since our capital infusion in 2021, we have grown consolidated assets at a           % CAGR from $1.9 billion as of December 31, 2020 to $            billion as of December 31, 2025, primarily driven by strategic deployment of capital through our middle-market lending strategies. This is evidenced by commercial and commercial real estate loans totaling $                billion, or             % of total loans, as of December 31, 2025, as compared to $0.8 billion, or 63% of total loans, as of December 31, 2020. In order to support this growth, we have grown deposits at a              % CAGR, from $1.4 billion as of December 31, 2020 to $               billion as of December 31, 2025. Our deposit strategies provide nimble, scalable funding that can fuel loan origination and balance-sheet expansion across

all economic cycles. Notably, launched only in May 2024, deposits from our proprietary digital deposit platform were $            billion as of December 31, 2025, and represent                % of total deposit balances.
Additionally, since 2020, we have demonstrated significant growth in both revenue and net income. Net interest income for fiscal year 2025 has grown at a               % CAGR since fiscal year 2020, reflecting both a larger balance sheet and            margins. Non-interest income represented              % of total revenue for fiscal year 2025, as compared to 34.8% for fiscal year 2020, due to the deliberate diversification of revenue into less capital-intensive fee business. Total revenue grew at a              % CAGR from fiscal year 2020 to fiscal year 2025. During the same time period, operating expenses increased in line with business growth, rising from $60 million to $            million, while non-interest expense as a percent of average assets fell from 404 bps to           bps. As a result, net income increased from $12 million for fiscal year 2020 to $                  million for fiscal year 2025, or a             % CAGR, reflecting the strengthening of our revenue base and operating scale.

Our Competitive Strengths and Advantages
We possess a unique combination of competitive strengths that position us to capitalize on our substantial market opportunities and drive outsized growth and risk-adjusted returns.
People and Culture: We have a highly experienced management team, led by our founder John Delaney, who has been able to attract and retain world-class talent with deep industry expertise. In aggregate, our leadership group has on average      years of financial services experience and has created a nimble, entrepreneurial culture that creates a platform for our high-performing teams to thrive.
Business Model: We purpose-built Forbright to uniquely capitalize on structural forces reshaping the U.S. banking sector, while creating a virtuous cycle that we believe improves customer outcomes and delivers durable competitive advantages. We combine the vast, stable funding aspects of a digital bank with a high-growth, high risk-adjusted return middle-market lending franchise and high-margin fee income businesses.
Innovation Mindset: Our innovative, entrepreneurial culture is at the core of our identity. We invest for the future and create differentiated go-to-market strategies, enabling us to seize on market opportunities. Our advanced proprietary technology infrastructure underpins our entire business, enabling us to efficiently scale our operations while providing a differentiated customer experience. We also created a proprietary network of community banks, BancAlliance, for which we source, structure, distribute and manage loans. This drives fee income while supporting larger commitments and maintaining borrower relationships that would otherwise require a more sizable balance sheet.
Taken together, our strengths drive our ability to generate significant growth and returns and allow us to effectively compete against a range of financial institutions.
Primary Competitors & Our Differentiation
Our competitors include traditional regional and community banks, digital banks, private credit funds, financial technology companies and other non-bank lenders. We believe our advantage lies within strong relationships and personalized services, our commitment to technological innovation and brand recognition for our nationally-based lending strategies. We intend to continue to strengthen our product offerings to address the evolving financial landscape and broaden our services through thoughtful evolution of our middle-market lending strategies and the continued expansion of our digital deposit platform.
Highly Attractive National Middle-Market Lending Franchise
Competitors across middle-market lending range from national commercial banks to alternative and private credit asset managers. We believe our deep sector expertise allows us to identify risks and opportunities that generalist commercial competitors miss, resulting in above average credit outcomes and a disproportionate ability to structure solutions that solve problems specific to our middle-market clients.

We believe our industry knowledge makes us experts at assessing collateral value across market cycles in our targeted sectors, leading to a well-diversified loan portfolio at attractive loan to values both portfolio wide and for each credit exposure.
Alternative and private credit is not well suited for the type of collateral intensive strategies that define our middle-market lending approach. We believe that the management fees generated by private credit vehicles do not support the sourcing, due diligence and portfolio management needed for collateral-based lending. Additionally, we typically lend at tighter spreads with a more conservative loan structure than alternative and private credit, providing us a competitive advantage while still maintaining attractive risk-adjusted returns.
Our ability to provide flexible, fast, and sophisticated capital solutions allows us to directly originate loans at premium yields compared to traditional banks that have been long anchored to geographically-bounded, standardized lending models.

In our target markets, we are not just a lender; we are a strategic partner. This role creates self-sustaining and cost-efficient deal flow and high borrower retention.
Scalable Digital Deposit Platform
We compete with both digital and traditional banks for funding and have transformed deposit gathering from a cost center into a competitive advantage. By building and managing our digital deposit platform, we seek to liberate ourselves from the typical bureaucratic limitations and reduce our reliance on the legacy technology commonly utilized by many of our competitors. Our cloud-native technology infrastructure is purposefully designed for flexibility and speed with few administrative constraints, which we believe enables us to launch new products and features more efficiently and expeditiously than those associated with traditional development timelines, as we did with our digital high yield savings product offering.
Our technology infrastructure is intended to provide us with the freedom and flexibility to innovate with fewer constraints. Our digital deposit platform’s bespoke integration layer enables us to plug and play third-party applications with limited friction. Further, our data platform is designed to provide visibility into key aspects of our business, allowing us to utilize tools that proactively detect anomalies and mitigate potentially negative customer impact.
For example, our integration and data layers help facilitate efficient customer acquisition for new products and features and have contributed to compelling customer acquisition costs, which were                bps of new deposits for fiscal year 2025. Additionally, our back-office automation drives efficiency and operating leverage with a marginal cost-to-serve of approximately              basis points of average deposits for fiscal year 2025. Our digital deposit platform is designed to integrate cutting-edge marketing technology tools with a sophisticated data infrastructure to attract, convert and retain consumers and small businesses, offering savings tools and a smooth interface. We believe that this agility has contributed to high customer satisfaction and advanced operational and fraud resiliency. We anticipate that these capabilities will enable us to attract and retain deposit balances at costs below those of our competitors.
Unlike traditional banks, our digital deposit platform is designed to scale without the geographic constraints of a physical footprint, providing us with a significant source of liquidity and abundant funding for our high-growth, high risk-adjusted return middle-market lending franchise.
High‑Margin, Capital-Light Fee Businesses
Our fee businesses enhance our balance sheet and risk management capabilities, providing the flexibility to retain assets on our balance sheet or process them to third parties, which allows us to more effectively compete with larger competitors. Further, our fee businesses leverage our credit and sourcing infrastructure, including from services related to a differentiated and proprietary network of community banks, BancAlliance, that allows us to drive fee income while supporting larger loan commitments and maintaining borrower relationships that would otherwise require a more sizable balance sheet. This network provides us with a unique distribution channel and revenue diversification, enhancing our return on equity. We invest in the network by providing differentiated value-added services such as educational and training programs as well peer-to-peer networking opportunities, resulting in deep, sticky relationships. Our wholly-owned subsidiary, Alliance Partners, helps the community banks in

BancAlliance meet their asset and return objectives by utilizing our full-service lending platform with a disciplined approach to originating, screening, underwriting, managing and servicing loans.
Asset Management: We advise third-party capital, including from BancAlliance, which generates management fees. Our strategic advantage versus other asset managers is in our ability to source loans with attractive risk-adjusted returns and leverage our credit and risk infrastructure to provide differentiated value to the community banks in our unique distribution channel, BancAlliance.
Loan Advisory and Servicing: We utilize our origination, credit and portfolio management expertise, licensure and technological stack to provide services to borrowers such as FHA/HUD processed loans and master servicing capabilities to a growing list of asset owners and investors.
Other Fee Income: We also generate fees from our Solar Services business as well as via traditional banking services including, loan fees, deposit fees, and other recurring revenue streams embedded in our lending and servicing infrastructure.
These fee businesses further enhance balance sheet and risk management providing the flexibility to retain assets on our balance sheet or process them to third parties, which allows us to more effectively compete with larger competitors.
Growth Strategy
We have purpose-built our business model to capitalize on the secular tailwinds behind the rapidly evolving middle market and the migration towards digital-first banking. Since 2021, we have been meaningfully investing in our franchise, including developing an advanced technology architecture, bringing in highly talented senior bankers and establishing a robust, scalable infrastructure. This has led to                % net income growth from fiscal year 2020 to fiscal year 2025. Given these investments, we are poised to accelerate growth and drive meaningful operating leverage, which will lead to continued profitability enhancements.
New Digital Deposit Products
We have experienced considerable growth within our digital deposit platform since launching in May 2024 having successfully grown this funding source to $            billion across                accounts as of December 31, 2025 and we are focused on continuing to deepen our relationships with existing customers. We also plan to replicate our high-yield savings strategy with other products to continue to diversify and expand our funding base. We will continue to refine our deposit strategy as the digital marketplace evolves, supported by the design and capabilities of our technology-enabled platform.
Scaling Existing Strategies
We have a successful track record of hiring and retaining talent, having added 35 commercial lenders and portfolio managers since 2021, all of whom are seasoned professionals. The management team has generally known and worked with these business leaders at prior institutions. These lenders have deep relationships and generally are able to bring their client’s business to Forbright over time, driving attractive loan growth as they integrate with our platform.
We originated $                million of loans during fiscal year 2025 and have grown our loan portfolio at a              % CAGR since December 31, 2020. Our middle-market focus offers abundant opportunities, and our trusted lending expertise and targeted focus reinforces our right to win.
Extend Lending Expertise
We also have the ability to grow our lending franchise into complementary middle-market strategies, and are focused on hiring talent to lead such initiatives, while we simultaneously measure targeted expansion with new middle-market lending initiatives, such as premium finance and SBA lending. As specialists in middle-market lending, we expect to identify and launch new strategies to deepen our market penetration.

Selective Pursuit of Strategic Investments and Acquisitions
While we are primarily focused on organic growth, our leadership team has a track-record of pursuing investments and acquisitions with complementary and accretive strategic value. Access to the public capital markets will enhance our positioning as an acquirer in mergers and acquisitions and expand our target universe.
Risk Management and Credit Discipline
Risk management is at the center of everything we do, and is embedded into the governance structure of our organization. Risk management spans asset-liability management, enterprise risk management, interest rate risk management and credit risk management and enables us to manage our balance sheet prudently through varied business cycles and market environments.
Due to our effective asset-liability management, we focus on optimizing the balance sheet to ensure adequate liquidity and profitability through careful strategic planning of our funding sources, our investment security portfolio, and loan origination to maintain a stable financial position consistent with applicable regulatory requirements as well as the various underwriting and investment policies and loss-mitigation strategies established by the Company’s and the Bank’s boards of directors. Combined with our interest rate risk management, which monitors our exposure movements in interest rates, our active balance sheet management strategy aims to protect the durability of revenue and earnings.
Lastly, our centralized credit risk management philosophy allows us to maintain rigorous credit standards across our organization, governing risk and mitigating losses across our loan portfolio. Our credit approval process is centralized and governed by a tiered committee structure with significant input from highly experienced leaders. As a starting place in our process, the underwriting teams clearly define the loan purpose, repayment sources, and alignment with the borrower’s needs and evaluate management quality, financial performance, and collateral. They concurrently analyze historical and projected financials, stress test projections, and assess primary/secondary repayment sources while reviewing collateral type, value, and lien position and assess guarantees and guarantor strength if applicable. Each product type within our strategies has defined risk parameters (e.g., maximum loan size, advance rates, coverage ratios) and the underwriting team must measure and document compliance with these criteria.
Any deviations from policy are identified as underwriting exceptions and are tracked and reported. Underwriting prepares a comprehensive credit memo summarizing analysis, risks, and recommendations and submits for committee review and approval. On the monitoring side, we require regular financial reporting and collateral verification and actively monitor credits for covenant compliance and update risk ratings as needed. Each strategy, with the exception of corporate finance, has a dedicated portfolio management team that is separate from the underwriting group.
Portfolio management teams utilize proprietary models to regularly review both large and underperforming credits, ensuring we are proactive in monitoring performance and addressing stress as early as possible. By separating our underwriting and portfolio management teams we promote an ownership mentality in both groups;

this instills a credit-first culture that helps mitigate risk. Our focus on risk management has resulted in strong credit results in our core lending strategies:
Balance Sheet Strategy
As a regulated, FDIC-insured institution, we benefit from the inherent trust, robust regulatory framework, and balance sheet durability that are hallmarks of a traditional bank. We attract a loyal, digitally-engaged customer base by offering a superior value proposition on deposits and related services, which in turn funds a highly profitable, expertly managed suite of national lending strategies and fee-generating businesses. No lending strategy comprises more than                 % of our granular loan portfolio as of December 31, 2025 and we manage our commercial real estate exposure proactively. We also maintain a margin of safety as it relates to our regulatory capital levels. This foundation provides stability, enabling us to attract and retain deposits and confidently deploy capital in our lending strategies and support our well-defined, high-growth business strategy.

Allowance for Credit Losses Framework
Our allowance for credit losses is determined through a combination of individual loan impairment analysis and pooled loss estimation, overseen by the Chief Credit Officer and the allowance for credit loss committee, with regular review, approval, and reporting to ensure the reserve is adequate to cover expected credit losses. The allowance is estimated in accordance with GAAP.
Artificial Intelligence and Machine Learning
Advancing our ability to leverage AIML is a key focus of our strategy moving forward as embracing new technologies to improve our business processes is central to our cultural identity. Our modern digital deposit platform allows us to be more adaptable than traditional banks and we have a track record of successfully adding key capabilities to support the continued improvement of our business. While the application of AI in our business processes remains at a preliminary stage at this time, we have, and are analyzing additional, AI initiatives across several areas of our digital deposit and credit platforms.
Today, we leverage AIML reasoning models and analytics to improve our ability to effectively collect and analyze data. Large language models enable processing and reporting on our semantic text datasets (customer segmentation, call center transcripts and others) by summarizing large data into specific actionable insights, such as bespoke customer sentiment scores and trend tracking. We also developed self-service tools that enable us to query more effectively; a chat-style AI agent with native integration into our data layer allows us to run analytics and access trend data without any technical skills needed.
While AIML technologies continue to evolve, disciplined deployment, strategic investment, and strong governance will remain central to our approach as an enduring institution focused on delivering durable growth and superior returns on capital.
Human Capital
Culture
We are a dynamic, fast-paced and collaborative organization that has an exciting growth trajectory, a meaningful mission, and has embedded responsible practices into our daily interactions. We offer our team members a culture of collaboration, inclusion, flexibility, recognition, and community engagement. We look to hire individuals that are passionate about our mission, and who are motivated, customer and results-oriented, innovative, adaptable, and thoughtful.
We consider our team members to be the most valuable assets we have, and we strive to cultivate a professional ecosystem where the collective strength of our teams’ unique characteristics, life experiences, knowledge, skills, inventiveness, innovation, self-expression, capabilities and talent are acknowledged, rewarded, and contribute to both our reputation and business success. Our meaningful business mission and embedded responsible banking practices are an enticing part of our employee experience and recruitment efforts. We strive to actively listen and respond to our employees, as exemplified by our Employee Engagement and Satisfaction surveys every eighteen months.
It is our policy to provide equal employment opportunities to all qualified individuals and to administer all aspects and conditions of pre-employment and employment without regard to protected characteristics. We are committed to a work environment in which all individuals are treated with respect and dignity and to promoting a workplace free of discrimination, harassment, and retaliation. The Bank partners with a variety of organizations to attract a broad range of candidates, including partnering with colleges, KIPP DC, and Urban Alliance to build diverse future talent pipelines.
We are guided by eight core principles: Excellence, People, Innovation, Sound Practices, Distinct Value, Clients & Customers, Stockholders, and Communities & Environment. These principles unite our team, guide our decisions, and define our purpose: to build an institution that is strong, forward-looking, and committed to excellence and providence.

Excellence

Excellence is not a goal, but a standard, reflected in the precision of our work and the quality of our decisions. Excellence is ***a discipline that compounds over time and creates lasting value***; it must be measured and managed.

Distinct Value

We focus our energy where we add value. We avoid the commoditized and the ordinary, choosing to ***compete through insight, specialization, technology, and service***. By concentrating on areas where expertise matters and relationships endure, we create differentiation that is tenable and lasting.

# People

Our people are our greatest strength. We foster ***a culture of respect, inclusion, and ambition***, where everyone matters. We celebrate collaboration and teamwork and prize loyalty - to one another, the company, our mission, and values.

# Clients and Customers

We exist to advance our clients and customers’ success by helping them grow. We listen deeply, think creatively, and ***deliver solutions that solve problems, drive impact, and add value***. Every client and customer relationship is built on partnership, performance, and purpose.

Innovation

We invest boldly in new ideas and technology, harnessing innovation not for its own sake but to make banking and lending better, faster, and smarter for our clients and customers, while driving ***greater efficiency for our teams and profitability for our shareholders***.

Sound Practices

Our foundation rests on ***prudence, care, integrity, and discipline***. We manage credit and business risk with rigor and fundamentals-based judgment, act with transparency, and uphold the highest standards of corporate governance and regulatory compliance to ensure growth and enduring financial strength.

Communities and the Environment

We believe prosperity and responsibility go hand in hand. We invest in inclusive opportunities and environmental stewardship. Our goal is simple: ***To do our part to build a brighter, more sustainable future*** for the communities we serve and the world we share.

Employees
As of December 31, 2025, we had approximately 550 full-time employees. None of our employees are covered by a collective bargaining agreement, and we consider relations with our employees to be strong and constructive, and we have not experienced interruptions of operations due to labor disagreements.

Compensation and Benefits
We strive to attract and retain strong talent by providing a variety of benefits and services as well as cultivating an inclusive, safe and healthy workplace. We provide a competitive compensation and benefits program to help meet the needs of all our employees, recognizing their varying needs. In addition to salaries, these programs include bonus opportunities, a 401(k) plan with an employer matching contribution, healthcare and insurance benefits–including medical with a health savings account option, dental, vision, company-paid and voluntary life and AD&D, short- and long-term disability, an employee assistance program, and flexible spending accounts. We also provide generous leave benefits – including paid time off, parental leave, bereavement leave, and volunteer leave and offer remote or hybrid work schedules for most positions.
Learning and Development
We invest in the growth and development of our employees by providing a multi-dimensional approach to learning that empowers, intellectually grows, and professionally develops our colleagues. In particular, we facilitate the educational and professional development of our employees through support to attend conferences and obtain licenses and certifications while employed by us. We also facilitate internal educational opportunities such as our bi-monthly Brunch and Learns that range in topics from financial wellness to nutrition to presentations by department heads on recent accomplishments and upcoming goals.
Properties and Facilities
Our corporate headquarters is located at 4445 Willard Avenue, Suite 1000, Chevy Chase, Maryland. While we maintain a largely, and increasingly, digital presence, we maintain two brick-and-mortar bank branches located in Potomac, Maryland and Rockville, Maryland, and three deposit office locations in Chevy Chase, Maryland; Rockville, Maryland; and Potomac, Maryland.
The following table sets forth information regarding our corporate headquarters and our full-service banking offices:

Office	Address	Year Opened	Square Footage	Owned or Leased
Corporate Headquarters	4445 Willard Avenue, Suite 1000 Chevy Chase, Maryland 20815	2020	37,551	Leased
Rockville	1700 Rockville Pike Rockville, Maryland 20852	2015	2,887	Leased
Potomac	7963 Tuckerman Lane Potomac, Maryland 20854	2003	1,500	Leased
Legal Proceedings
From time to time, we are party to various litigation matters incidental to the conduct of our business. We do not believe that any currently pending legal proceedings will have a material adverse effect on our business, financial condition or results of operations.

SUPERVISION AND REGULATION
The Company and the Bank are subject to extensive regulation under federal and state law. The costs of compliance with the regulatory regime and supervisory framework applicable to the Company and the Bank are significant. The level of regulation and oversight over financial services activities, including the regulatory enforcement environment applicable to banks and bank holding companies, has increased in the past and may increase in the future. The following is a brief summary of certain statutes, rules and regulations that affect or will affect the Company and the Bank, including the products and services that we may offer and the manner in which we may offer them, the risks that we may take, the ways in which we may operate, and the corporate and financial actions that we may take.
Various governmental agencies oversee our business activities and therefore supervise and periodically examine us. These agencies generally have broad authority and discretion in restricting and otherwise affecting our businesses and operations and may take formal or informal supervisory, enforcement, and other actions against us when, in the applicable agency’s or organization’s judgment, our businesses or operations fail to comply with applicable law, comport with safe and sound practices, or meet supervisory expectations. The framework under which the Company and the Bank, and certain of their subsidiaries, are supervised and examined is complex, and includes federal and state laws, regulations, policy statements, guidance, and other interpretative materials that define the obligations and requirements for financial institutions. This summary contains what management believes to be the material information related to the supervision and regulation of the Company and the Bank and their respective subsidiaries, but is not intended to be an exhaustive description of the statutes or regulations applicable to their respective businesses or of the impact of such laws and regulations on the Company.
Banking laws and regulations are intended primarily for the protection of depositors and other customers, the Deposit Insurance Fund, and the stability of the U.S. banking system as a whole, rather than for the protection of stockholders. We cannot predict whether or in what form any proposed statute or regulation will be adopted or the extent to which our business may be affected by a statute or regulation, or the enforcement or interpretation of any statute or regulation.
The discussion is qualified in its entirety by reference to applicable laws and regulations. Regulations of banks and their holding companies is subject to frequent and ongoing revision, through legislative changes, regulatory revisions, and the evolving supervisory objectives of federal and state banking agency examiners and supervisory staff. It is not possible to predict the content or timing of changes to the laws and regulations that may impact the business of the Company. Changes in such laws and regulations may have a material effect on our business and prospects.
General Regulatory and Supervisory Considerations
The Company is a bank holding company within the meaning of the BHCA and is registered as such with the Federal Reserve. As a bank holding company, the Company is subject to the regulation, supervision, examination and reporting requirements of the Federal Reserve. The Bank, a Maryland state-chartered non-member commercial bank that is not a member of the Federal Reserve, is subject to the regulation, supervision, examination, and reporting requirements of the MOFR and the FDIC.
Examinations by our regulators consider compliance with applicable laws, regulations, and supervisory policies of the respective agency. In addition, examinations consider regulatory capital adequacy, asset quality, risk management effectiveness, the ability and performance of management and the board of directors, the effectiveness of internal controls, earnings, liquidity, sensitivity to market interest rates, investments and various other factors. Following examinations by banking agencies, the Company and the Bank receive supervisory findings and ultimately are assigned supervisory ratings. Examination reports, supervisory ratings, and other actions under this supervisory framework, which are considered confidential supervisory information, can impact the conduct, growth, and profitability of the Company’s consolidated operations, possibly to a significant degree. Adverse supervisory findings can affect the Company’s strategic plan and activities, restrict growth, and increase costs, whether through required corrective actions or the imposition of penalties or fines.

The U.S. financial services industry is undergoing major regulatory changes affecting areas like capital, leverage, funding, liquidity, tax, monetary policy, and the permissibility of new activities. Considering the ongoing changes in the U.S. political, tax, and regulatory landscape, further significant reforms are expected. Their impact on our activities and revenues could result in increased compliance costs, fines, loss of revenue, additional restrictions on activities, constraints on our ability to enter into new businesses, and other negative impacts. While the full extent of risks from pending or future U.S. financial services legislation and regulation is unknown, they could be substantial, and we could be materially and adversely affected by them.
Federal Bank Holding Company Regulation and Structure
The BHCA and the Federal Reserve’s applicable regulations thereunder require every bank holding company to obtain the prior approval of the Federal Reserve before, among other things:
•it may acquire direct or indirect ownership or control of any voting securities of any other bank holding company if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of any class of voting securities of the other bank holding company;
•it may acquire direct or indirect ownership or control of any voting securities of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of any class of voting securities of the bank;
•it may take any other action that causes a bank to become a “subsidiary” of the bank holding company, within the meaning of the BHCA;
•it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or
•it may merge or consolidate with any other bank holding company, including a merger through the purchase of assets and assumptions of liabilities.
The BHCA further provides that the Federal Reserve may not approve any such transaction that would result in a monopoly or that would substantially lessen competition in the banking business, unless the public interest in meeting the needs of the communities to be served clearly outweighs the anti-competitive effects. In reviewing applications seeking approval of such merger and acquisition transactions, the Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved, the convenience and needs of the communities to be served, the effectiveness of the parties in combatting money laundering activities, and whether the transaction would result in greater or more concentrated risks to the stability of the United States banking or financial system. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues focuses, in part, on the performance under the CRA, both of which are discussed in more detail elsewhere in this prospectus.
Subject to various exceptions, the BHCA and the Change in Bank Control Act of 1978, together with related regulations, require a company or other person to obtain regulatory approval or non-objection prior to acquiring “control” of a bank holding company or bank. Under either statute, a person has control of a bank holding company or bank if the person owns or controls 25% or more of any class of voting securities of the bank holding company or bank. Further, under Federal Reserve regulations, a company owning less than 25% of any class of a bank holding company’s voting securities may be deemed to control a bank holding company under the BHCA based on established tiered presumptions that consider the full facts and circumstances of the relationship between a company and the subject bank holding company. Factors impacting a control determination include director and board committee representation, business relationships between the two companies, senior management interlocks, contractual limits on operational or policy decisions of the bank holding company, and total equity ownership. Different presumptions of control apply as a company’s ownership of a class of voting securities in the bank holding company increases from 0% to 5%, to 10%, and to 15%. The regulations provide a procedure for challenging rebuttable presumptions of control.

Under the BHCA, a company with control over a bank or bank holding company generally must register as a bank holding company. The BHCA generally prohibits a bank holding company from engaging in, or acquiring control of a company engaged in, activities other than banking, managing or controlling banks or other permissible subsidiaries, and those activities that the Federal Reserve has determined to be closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve considers whether performing the activity can be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.
Under the BHCA, a bank holding company may file an election with the Federal Reserve to be treated as a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. The election must be accompanied by a certification that the company and each of the company’s insured depository institution subsidiaries is “well capitalized” and “well managed.” Additionally, for the financial holding company election to become effective, the CRA rating of each of the company’s subsidiary banks must be “Satisfactory” or better as of the bank’s most recent examination. A financial holding company generally must continue to satisfy these standards to avoid limitations on engaging in expanded financial activities. The Company has not elected to be treated as a financial holding company.
The Company is required to act as a source of financial and managerial strength for the Bank and to commit resources to support the Bank. Under the Federal Reserve’s “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to provide financial assistance to any insured depository institution that it controls in the event of the financial distress of the insured depository institution. This support may be required at times when the Company might otherwise determine not to provide it or when doing so is not otherwise in our interest or in the interests of our stockholders or creditors. The Federal Reserve also has the power to order a bank holding company or its subsidiaries to terminate any activity or control of any subsidiary when the continuation of the activity or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company. The Federal Reserve may require these and other actions in support of controlled banks even if such actions are not in the best interest of the bank holding company or its stockholders.
In addition, any capital loans made by the Company to the Bank will be subordinate in right of payment to deposits and various other obligations of the Bank. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee and entitled to a priority of payment.
Change in Bank Control Act
The acquisition of 10% or more of a bank holding company’s outstanding common stock may, in certain circumstances, require non-objection of the Federal Reserve under the Change in Bank Control Act of 1978. The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act that generally requires persons who at any time intend to acquire control of an FDIC-insured, state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to, and obtain the non-objection of, the FDIC. Under applicable regulations of both the Federal Reserve and FDIC, control for purposes of the Change in Bank Control Act is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either:
•the covered institution (i.e., the bank or bank holding company, as applicable) has registered securities under Section 12 of the Exchange Act; or
•no other person owns, controls, or holds the power to vote a greater percentage of that class of voting securities immediately after the transaction.
The Change in Bank Control Act regulations of both the Federal Reserve and FDIC provide a procedure for challenging rebuttable presumptions of control.

Bank Merger Act
Section 18(c) of the FDI Act generally requires the prior written approval of the FDIC before any insured bank may (i) merge or consolidate with, (ii) purchase or otherwise acquire the assets of, or (iii) assume the deposit liabilities of, another FDIC-insured institution if the resulting institution is to be a state non-member bank. The Bank Merger Act further requires the prior written approval of the FDIC before any FDIC-insured bank may (i) merge or consolidate with, (ii) assume deposit liabilities (or similar liabilities) of, or (iii) in consideration of the assumption of deposit liabilities of the FDIC-insured bank, transfer assets to, any non-FDIC-insured institution.
The Bank Merger Act prohibits the FDIC from approving any such proposed merger or deposit assumption transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger or deposit assumption transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger or deposit assumption transaction whose effect would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the FDIC finds that the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.
In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities, including in overseas branches, and the risk to the stability of the United States banking or financial system.
State Law
The Bank is subject to extensive supervision and regulation by the MOFR. The MOFR oversees state laws that set specific requirements for bank capital and that regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The MOFR supervises and performs periodic examinations of Maryland-chartered banks to assure compliance with state banking statutes and regulations, and such banks are required to make regular reports to the MOFR describing in detail their resources, assets, liabilities, and financial condition. Among other things, the MOFR regulates mergers and consolidations of state-chartered banks, capital requirements for banks, payment of dividends, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.
The MOFR has extensive enforcement authority over Maryland banks. Such authority includes the ability to issue cease and desist orders and to seek civil money penalties, temporary restraining orders, temporary or permanent injunctions, declaratory judgments, orders preventing access to assets, rescission, and restitution in various circumstances, including for a violation of the bank’s charter or of applicable laws, regulations, rules, and orders; unsafe and unsound operations; or as a result of an impairment of the bank’s capital.
The Bank is also subject to numerous other state and federal statutes and regulations that affect its business, activities and operations and is supervised and examined by the FDIC. As discussed above, the FDIC and the MOFR regularly examine the operations of the Bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches, the commencement of new activities or expansionary activity, and similar corporate actions.
Payment of Dividends and Other Restrictions on Distributions
The Company is a legal entity separate and distinct from the Bank, and it depends in part upon dividends received from its direct and indirect subsidiaries, including the Bank, to fund its activities, including its ability to make capital distributions, such as paying dividends or repurchasing shares. Under federal and state law there are various legal and regulatory limitations on the extent to which the Bank can declare and pay dividends or otherwise supply funds to the Company.

Under Maryland law, Maryland state-chartered banks, such as the Bank, may only pay cash dividends from undivided profits or, with the prior approval of the MOFR, their surplus in excess of 100% of required capital stock. In addition, if the Bank’s surplus fund were to be less than the amount of its capital stock, the Bank would be prohibited under Maryland law from paying any cash dividends that exceed 90% of its net earnings.
The FDIC also has authority to prohibit a state non-member bank, such as the Bank, from engaging in what, in the opinion of the FDIC, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of a bank, be deemed to constitute an unsafe or unsound practice in conducting its business. Additionally, insured depository institutions such as the Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is defined under applicable law).
The Company’s ability to declare and pay dividends is similarly limited by federal banking law and Federal Reserve regulations and policy. The Federal Reserve has authority to prohibit bank holding companies from making capital distributions if the Federal Reserve determines that such distributions would constitute an unsafe or unsound practice. According to guidance from the Federal Reserve, a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs and overall current and prospective financial condition. The Federal Reserve supervisory guidance also indicates that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends.
In addition, the Company’s ability to make capital distributions, including paying dividends and repurchasing shares, is subject to the Federal Reserve’s automatic restrictions on capital distributions under its capital rules. The Bank’s risk-based capital and leverage ratio requirements are discussed below under “—Capital Adequacy and Risk-Based Capital Requirements.”
Generally, certain non-exempted bank holding companies are required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove of such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve. This prior notice requirement does not apply to any bank holding company that meets certain “well-capitalized” and “well-managed” standards and is not the subject of any unresolved supervisory issues. In addition, this prior notice requirement does not apply to bank holding companies that are otherwise subject to the Federal Reserve’s capital plan rule, which contains its own set of requirements regarding capital distributions. Pursuant to regulatory guidance, bank holding companies are also expected to consult with the Federal Reserve prior to proposed repurchases of common stock or other regulatory capital instruments, notwithstanding whether any formal prior written notice is required under applicable regulations.
Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if one or more of the holding company’s bank subsidiaries are classified as undercapitalized.
Capital Adequacy and Risk-Based Capital Requirements
The Company must comply with the Federal Reserve’s established capital adequacy standards for bank holding companies, and the Bank is required to comply with the capital adequacy standards established by the FDIC for state non-member banks. Subject to certain exceptions, including for qualifying community banking organizations (as described below), these generally applicable capital adequacy standards include risk-based capital requirements, the calculation of which involves a process of assigning various risk weights to different classes of assets, then evaluating the sum of the risk-weighted balance sheet structure against the bank’s or bank holding company’s regulatory capital base. The regulatory capital components for banks and bank holding companies are (i) common equity Tier 1 capital, (ii) additional Tier 1 capital, and (iii) Tier 2 capital.

Under the generally applicable capital requirements of the Federal Reserve and the FDIC, bank holding companies and state non-member banks are required to maintain a minimum common equity Tier 1 capital ratio of at least 4.5%, a Tier 1 risk-weighted capital ratio of at least 6%, a total risk-based capital ratio of at least 8%, and a Tier 1 leverage ratio of at least 4%. In addition, subject to certain exceptions, banking organizations are required to maintain a common equity Tier 1 “capital conservation buffer” of 2.5% of risk-weighted assets, which is in addition to the other minimum risk-based capital standards, in order to avoid limits on capital distributions (such as dividends and equity repurchases) and certain discretionary bonus payments. The capital conservation buffer is designed to absorb losses during periods of economic stress and is comprised entirely of common equity Tier 1 capital.
Failure to meet minimum capital requirements could result in certain mandatory and discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. These actions could include restrictions on the Company or the Bank’s ability to pay dividends or otherwise distribute capital or to receive regulatory approval for acquisitions, enforcement remedies, including issuance of a capital directive, and certain other restrictions on its business, such as the denial of approval to acquire or establish additional banks or non-bank businesses or the opening of new facilities. In the case of the Company, such actions could also include requiring the Company to commit capital to the Bank in abnormal operating conditions which would otherwise be available to the Company’s creditors and shareholders. In the case of the Bank, such actions could also include the termination of deposit insurance by the FDIC, or a prohibition on accepting brokered deposits. As described below, the FDIC can impose substantial additional restrictions upon FDIC-insured depository institutions that fail to meet applicable capital requirements.
Effective January 1, 2020, the federal banking agencies established an optional, simplified measure of capital adequacy for qualifying community banking organizations in lieu of the generally applicable capital rules, consistent with Section 201 of the Economic Growth, Regulatory Relief and Consumer Protection Act. The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. A qualifying community banking organization is defined as having less than $10 billion in total consolidated assets, off-balance sheet exposures of 25% or less of total consolidated assets, and trading assets and liabilities of 5% or less of total consolidated assets. Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% are considered to have satisfied the risk-based and leverage capital requirements in the generally applicable capital adequacy rules. In addition, these institutions are considered to have met the well-capitalized ratio requirements for purposes of the prompt corrective action framework of the FDI Act, which is described below. The Company and the Bank have opted into the CBLR framework, and, therefore, neither the Company nor the Bank are currently subject to the risk-based and leverage capital requirements in the generally applicable capital adequacy rules.
The FDI Act requires the federal regulatory agencies to take “prompt corrective action” if a depository institution does not meet minimum capital requirements. The prompt corrective action regulations of the FDIC are applicable to the Bank, but not the Company. The FDI Act establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. Under current regulations, an FDIC-insured bank will be:
•“well capitalized” if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 8% or greater, a common equity Tier 1 capital ratio of 6.5% or greater, and a leverage ratio of 5% or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;
•“adequately capitalized” if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater, a common equity Tier 1 capital ratio of 4.5% or greater, and a leverage ratio of 4% or greater and is not “well capitalized”;

•“undercapitalized” if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 6%, a common equity Tier 1 capital ratio of less than 4.5%, or a leverage ratio of less than 4%;
•“significantly undercapitalized” if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 4%, a common equity Tier 1 capital ratio of less than 3%, or a leverage ratio of less than 3%; and
•“critically undercapitalized” if the bank has a ratio of tangible equity to total assets that is equal to or less than 2%.
An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters.
As noted above, an institution that has opted in to the CBLR framework is considered to have met the well-capitalized ratio requirements if the institution maintains a leverage ratio of greater than 9%. An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of December 31, 2025, the Bank has opted in to the CBLR framework and was well capitalized under the above capital thresholds.
Various regulatory consequences apply if an FDIC-insured bank is less than “well capitalized.” Such regulatory consequences generally increase in severity as a bank’s capital condition weakens. For instance, an insured bank that is “adequately capitalized” (but not “well capitalized”) generally may not accept brokered deposits without obtaining a waiver from the FDIC, while an insured bank that is “undercapitalized” may not accept any brokered deposits.
Additionally, the FDI Act generally prohibits an FDIC-insured bank from making a capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be “undercapitalized.” “Undercapitalized” banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. In addition, for a capital restoration plan to be acceptable, the bank’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to 5% of the bank’s total assets at the time it became “undercapitalized”; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”
“Significantly undercapitalized” insured banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and the cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator.
Acquisitions
The Company must comply with numerous laws related to acquisition activity should it elect to pursue a strategic acquisition or combination or other equity investment. Under the BHCA, the Company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares of, or acquire substantially all of the assets of, or otherwise acquire control of, any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve. Further, the Bank Merger Act requires approval from the FDIC prior to the Bank, among other things, merging with or assuming the deposits of another bank. Current federal law generally authorizes interstate acquisitions of banks and bank holding companies without geographic limitation when the acquirer satisfies certain conditions, such as being well capitalized and well managed. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority prior to such date, and subject to any state requirement that the target bank shall have been in existence and operating for a minimum period of time, not to exceed five years, and to certain deposit market-share limitations.
Branching
With appropriate regulatory approvals, Maryland state-chartered commercial banks are authorized to establish branches both in Maryland and in other states. As a result of the Dodd-Frank Act, federal law generally allows de novo interstate branching and branching through mergers. A bank that establishes a branch in another state may conduct any activity at that branch office that is permitted by the law of that state to the extent that the activity is permitted either for a state-bank chartered by that state or for a branch in the state of an out-of-state national bank.
FDIC Insurance Assessments
The FDIC insures the deposits of the Bank up to prescribed limits for each depositor, and the Bank’s deposits are subject to the deposit insurance premium assessments of the Deposit Insurance Fund, or DIF. The assessment paid by each DIF member institution is calculated by multiplying an institution’s assessment rate by its assessment base. An institution’s assessment base and assessment rate are determined each quarter. Since April 2011, the FDIC has defined a bank’s assessment base as its average consolidated total assets minus its average tangible equity.
The method for determining a bank’s risk-based assessment rate differs for small banks and large banks. Small banks, such as ours, are assigned an individual rate based on a formula using financial data and CAMELS ratings. A bank’s CAMELS ratings are assigned by its state and federal banking regulators based on such regulators’ periodic evaluation and rating of six essential components of an institution’s financial condition and operations. These component factors address the adequacy of capital (C), the quality of assets (A), the capability of management (M), the quality and level of earnings (E), the adequacy of liquidity (L), and sensitivity to market risk (S). For established small banks (those insured for five or more years), initial base assessment rates currently range from five to 32 basis points, with the initial assessment rates subject to adjustments that could increase or decrease the total base assessment rates. Possible adjustment to the initial assessment rates include: (1) a decrease of up to five basis points for long-term unsecured debt, including senior unsecured debt and subordinated debt; and (2) an increase for holding long-term unsecured or subordinated debt issued by other insured depository institutions known as the Depository Institution Debt Adjustment, or the DIDA.
The FDIC may terminate insurance of deposits upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.
Depositor Preference
The FDI Act provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If we invest in or acquire an insured depository institution that fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors with respect to any extensions of credit they have made to such insured depository institution.
Community Reinvestment Act
The CRA requires that, in connection with examinations of insured depository institutions within their respective jurisdictions, the federal banking agencies must evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. A bank’s CRA performance is also considered in evaluating applications seeking approval for mergers, acquisitions, and new offices or facilities, and a CRA rating of less than “Satisfactory” may adversely affect the ability of a bank or its parent company to engage in such transactions. The FDIC’s evaluation of the Bank’s record of performance under the CRA is publicly available. The Bank received a “Needs to Improve” rating in its most recent CRA examination.

In October 2023, the FDIC, the Federal Reserve, and the Office of the OCC issued a final rule to modernize their respective CRA regulations. The revised rules substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect on January 1, 2026, and revised data reporting requirements taking effect on January 1, 2027. The final rule is currently enjoined while a federal court considers a lawsuit challenging the rule, and in July 2025, the agencies issued a joint notice of proposed rulemaking to rescind the final rule and replace it with regulations substantively identical to those in effect on March 29, 2024.
Consumer Protection Laws
The Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy and population. These laws include the ECOA, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Act, the Dodd-Frank Act’s prohibition on unfair, deceptive, or abusive acts or practices, and state law counterparts. These laws, among other things, require disclosures of the cost of credit and the terms of deposit accounts, prohibit discrimination in credit transactions, regulate the use of credit report information, restrict the Bank’s ability to raise interest rates and subject the Bank to substantial regulatory oversight. Violations of these laws may expose us to liability from potential lawsuits brought by affected customers. Federal and state bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce these consumer financial protection laws, in which case we may be subject to regulatory sanctions, civil money penalties, and customer rescission rights.
Federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.
Dodd-Frank Act
Following the Great Recession of 2007–2009, the financial services industry experienced broad regulatory reform and a restructuring of the entire financial regulatory system. The Dodd-Frank Act was signed into law in 2010 and implemented many new changes in the way financial and banking operations are regulated in the United States, including through mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies, and imposing numerous other provisions intended to strengthen the financial services sector. The Dodd-Frank Act also provided for the creation of the Consumer Financial Protection Bureau, or the CFPB, which has supervisory and examination authority over banking organizations with greater than $10 billion in total assets as well as various non-bank providers with respect to certain federal consumer protection laws and regulations. The CFPB also is authorized to issue regulations designed to prevent unfair, deceptive and abusive practices and ensure that consumers have access to markets for consumer financial products and services and that such markets are fair, transparent and competitive. Given that the Bank has assets of less than $10 billion, it and its affiliates are not currently subject to the CFPB’s direct supervisory authority.
Under provisions of the Dodd-Frank Act referred to as the “Volcker Rule,” certain limitations are placed on the ability of insured depository institutions and their affiliates to engage in sponsoring, investing in and transacting with certain investment funds, including hedge funds and private equity funds. The Volcker Rule also places restrictions on proprietary trading, which could impact certain hedging activities. Subsequent statutory and regulatory amendments to the Volcker Rule have exempted insured depository institutions if it has, and if every company that controls it has, total consolidated assets of $10 billion or less and total trading assets and trading liabilities, on a consolidated basis, that are 5% or less of total consolidated assets. Under these standards, the Company and the Bank are currently exempt from the Volcker Rule.

State Loan Servicing Regulations
The Company, through Solar Servicing LLC, a subsidiary of the Bank, is engaged in loan servicing business in over 30 states, with each state having its own regulations and certain states requiring licenses and registrations. The Company is currently licensed or registered in connection with its loan servicing business in several states and may be required to seek additional licenses. The Company’s ability to service loans in any particular state is subject to that state’s laws, regulations, and licensing and registration requirements, which may differ from the laws, regulations and licensing and registration requirements of other states. The number and complexity of these laws, and vagaries in their interpretations, present compliance and litigation risks from inadvertent error and omissions which we may not be able to eliminate from our operations or activities. If the Company seeks any additional licenses, a state may impose fines, restrict activity in that state, or seek other relief for activity conducted prior to the issuance of a license. Any ambiguity under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class-action lawsuits, with respect to our compliance with applicable laws and regulations.
Additional Legislative and Regulatory Matters
The BSA, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, require each financial institution: (i) to establish an effective anti-money laundering program; (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts involving foreign individuals and certain foreign banks; and (iii) to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign banks that do not have a physical presence in any country. The USA PATRIOT Act also requires the Secretary of the Treasury to prescribe by regulation minimum standards that financial institutions must follow to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the USA PATRIOT Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.
OFAC administers and enforces economic and trade sanctions against targeted foreign countries and persons, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons that are the target of sanctions, including the List of Specially Designated Nationals and Blocked Persons. Financial institutions are responsible for, among other things, blocking accounts of and transactions with sanctioned persons and countries, prohibiting unlicensed trade and financial transactions with them, and reporting blocked and rejected transactions after their occurrence. If the Company or the Bank finds a name or other information on any transaction, account or wire transfer that is on an OFAC list or that otherwise indicates that the transaction involves a target of sanctions, the Company or the Bank generally must freeze or block such account or transaction, file a suspicious activity report, and notify the appropriate authorities.
Banking regulators examine banks for compliance with the BSA, USA PATRIOT Act, and economic sanctions regulations administered by OFAC, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution.
The Sarbanes-Oxley Act mandated for public companies a variety of reforms intended to address corporate and accounting fraud and provided for the establishment of the Public Company Accounting Oversight Board, or the PCAOB, which enforces auditing, quality control and independence standards for firms that audit SEC-reporting companies. Sarbanes-Oxley Act imposes higher standards for auditor independence and restricts the provision of consulting services by auditing firms to companies they audit and requires that certain audit partners be rotated periodically. It also requires chief executive officers and chief financial officers, or their equivalents, to certify the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement and increases the oversight and authority of audit committees of publicly traded companies. As a public company we will be subject to the periodic reporting requirements of the Exchange Act.

Fiscal and Monetary Policy
Banking is a business that depends on interest rate differentials for success. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank’s earnings. Thus, the earnings and growth of the Company and the Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve and the reserve requirements on deposits.
Current and future legislation and the policies established by federal and state regulatory authorities will affect the future operations of the Company and the Bank. Banking legislation and regulations may limit the Company and the Bank’s growth and the return to their investors by restricting certain of their activities.
In addition, capital requirements could be changed and have the effect of restricting the activities of the Company and the Bank or requiring additional capital to be maintained. We cannot predict with certainty what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on the business of the Company or the Bank.
Federal Home Loan Bank Membership
The Bank is a member of the FHLB of Atlanta, which is one of 11 regional FHLBs subject to supervision and regulation by the Federal Housing Finance Agency. As a member of the FHLB of Atlanta, the Bank is required to acquire and hold shares of capital stock in the FHLB of Atlanta. The essential mission of the FHLBs is to provide liquidity to their members to support housing finance and community development. Each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system and makes advances to members in accordance with policies and procedures established by the Board of Directors of the FHLB and subject to the oversight of the Federal Housing Finance Agency. All advances from an FHLB are required to be fully secured by sufficient collateral as determined by the FHLB.
Real Estate Lending Evaluations
The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans.
Commercial Real Estate Concentrations
The Company’s lending operations may be subject to enhanced scrutiny by federal banking regulators based on its concentration of commercial real estate loans. The federal banking regulators have issued final guidance to remind financial institutions of the risk posed by CRE lending concentrations. CRE loans generally include land development, construction loans, and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for its examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:
•total reported loans for construction, land development and other land, or C&D, represent 100% or more of the institution’s total capital; or
•total CRE loans (excluding loans secured by owner-occupied properties) represent 300% or more of the institution’s total capital, and the outstanding balance of the institution’s CRE loan portfolio has increased by 50% or more during the prior 36 months.

As of December 31, 2025, the Company’s C&D concentration as a percentage of total capital totaled              %, and the Company’s CRE concentration, net of owner-occupied loans, as a percentage of total capital totaled              %. The foregoing concentrations are within the approved concentration guidelines established by the Company’s and the Bank’s boards of directors in our credit policy. As of December 31, 2025, balances among our CRE loan portfolio have increased by              % over the preceding 36 months.
Brokered Deposits
The Federal Deposit Insurance Act restricts the use of brokered deposits by certain depository institutions. A well-capitalized insured depository institution may solicit and accept, renew or roll over any brokered deposit without restriction. An adequately capitalized insured depository institution may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC. The FDIC may grant a waiver upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. The rates that an adequately capitalized institution with a waiver may pay on brokered deposits may not exceed certain limits. An undercapitalized insured depository institution may not accept, renew or roll over any brokered deposit. As of December 31, 2025, the Bank is considered to be a well-capitalized insured depository institution and had total brokered deposits of $      million.
Transactions with Affiliates and Loans to Insiders
Sections 23A and 23B of the Federal Reserve Act, which the FDI Act makes applicable to a state non-member bank like the Bank in the same manner and to the same extent as if it were a member bank, establish parameters for an insured bank to conduct “covered transactions” with its affiliates, with the objective of limiting risk to the insured bank. Generally, Sections 23A and 23B (i) limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the bank’s capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of the bank’s capital stock and surplus, and (ii) require that all “covered transactions” and certain other affiliates transactions be on terms substantially the same, or at least as favorable, to the bank or its subsidiary as those that would be provided to a non-affiliate. The term “covered transaction” includes the making of loans to the affiliate, purchase of assets from the affiliate, issuance of a guarantee on behalf of the affiliate and several other types of transactions.
The Federal Reserve’s Regulation O, which the FDI Act and FDIC regulations similarly make applicable to a state non-member bank like the Bank in the same manner and to the same extent as if it were a member bank, imposes restrictions and procedural requirements in connection with the extension of credit by an insured depository institution to directors, executive officers, principal stockholders (including the Company) and their related interests. In addition, purchases and sales of assets between an insured depository institution and its executive officers, directors, and principal stockholders may also be limited under federal laws.
Sarbanes-Oxley Act generally prohibits loans by public companies to their executive officers and directors. However, there is a specific exception for loans by a financial institution to its executive officers and directors that are made in compliance with federal banking laws.
Limitations on Incentive Compensation
In October 2009, the Federal Reserve issued proposed guidance designed to help ensure that incentive compensation policies at banking organizations do not encourage excessive risk-taking or undermine the safety and soundness of the organization. In June 2010, the Federal Reserve issued the incentive compensation guidance in final form and was joined in by the FDIC and the OCC. The final guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide employees incentives that appropriately balance risk and reward and, thus, do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.
Section 956 of the Dodd-Frank Act requires the appropriate federal regulators (defined as the FDIC, the OCC, the Federal Reserve, the Federal Housing Finance Agency, the National Credit Union Administration, and the SEC) to jointly prescribe regulations or guidelines with respect to incentive-based compensation practices at certain financial institutions, which would include financial institutions like the Bank with more than $1 billion in assets. Proposals to implement Section 956 of the Dodd-Frank Act have been proposed in the past by the required federal regulators, but not adopted in final form. Whether or when all the required agencies will finalize rulemaking under Section 956 is uncertain, and we are unable to determine whether any proposal would materially impact our business or incentive compensation arrangements.
Privacy and Data Security
Our business requires the collection and retention of large volumes of customer data, including personal information in various information systems that we maintain and in those maintained by third-party service providers. We also maintain important internal company data such as personal information about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and security of personal information of consumers, prospective, current and former customers, employees and contractors, and other individuals. For example, our business is subject to the GLBA, which requires that we disclose certain information to consumers regarding our privacy and security practices with respective to personal information. The GLBA imposes additional requirements, including (i) restrictions on when and to which entities financial institutions may disclose personal information about their customers, (ii) limitations on how such personal information may be used and (iii) additional requirements regarding information security and data protection. We are also subject to the FCRA, which imposes requirements on our use of consumer reports. The FCRA limits access to credit reports to specific, permissible purposes (e.g., credit, employment, insurance) and mandates that consumers have the right to access, dispute, and correct their information.
In addition to federal privacy and data security laws and regulations, numerous state laws and regulations govern the privacy and security of personal information, and state legislatures have been actively considering and enacting new legislation. For example, certain states have enacted financial privacy laws and regulations that resemble the GLBA’s privacy requirements. For example, the California Consumer Privacy Act (as amended by the California Privacy Rights Act) requires that companies disclose their privacy policies to consumers who reside in California, and, in some circumstances, allow such consumers to prevent disclosure of certain personal information to a nonaffiliated third-party. To the extent applicable, these laws and regulations may impose additional and/or different requirements than federal law, may present implementation challenges, could be an enforcement priority for the state regulators, and could generate increased lawsuits by consumers and other individuals.
We are also subject to laws and regulations governing how we respond to data breaches, cybersecurity incidents, and similar matters. At the federal level, the Interagency Guidance on Response Programs for Unauthorized Access to Customer Information and Customer Notice requires that financial institutions implement risk-based programs to detect, assess, and contain security breaches and notify customers and regulators when unauthorized access to sensitive customer information occurs.
The U.S. federal bank regulatory agencies have also established computer-security incident notification requirements for banking organizations and bank service providers. Under the Computer-Security Incident Notification Final Rule, a bank holding company, such as the Company, and an FDIC-supervised depository institution, such as the Bank, are required to notify the Federal Reserve or FDIC, respectively, as soon as possible and no later than 36 hours after a determination that a computer-security incident that rises to the level of a notification incident has occurred. A notification incident may include a major computer system failure, a cyber-related interruption (such as a distributed denial of service or ransomware attack) or another type of significant operational interruption.

The SEC has also adopted rules requiring public companies to disclose (i) material cybersecurity incidents that they experience on a Current Report on Form 8-K within four business days of determining that a material cybersecurity incident has occurred and (ii) information regarding their cybersecurity risk management, strategy, and governance on an annual basis.
In addition to our obligation to address federal standards related to data breaches, cybersecurity incidents, and similar matters, all 50 states, Washington, D.C., and U.S. territories have enacted breach notification laws. State breach notification laws present additional or different notification requirements than those arising under federal law, and breaches affecting residents in multiple states often require compliance with multiple, differing state statutes. Evaluating and addressing our obligations under these laws adds complexity to our incident response process, and the nature of these laws may present compliance challenges.
The application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in light of new and rapidly evolving data-driven technologies and significant increases in computing power. These laws and regulations are constantly evolving, remain a focus of regulators, and will continue to have a significant impact on our business and operations. Violations of these laws and regulations can give rise to enforcement actions by governmental agencies and to private lawsuits for damages and other forms of relief.
Investment Adviser Regulation
Alliance Partners provides investment advisory services to FDIC-insured depositary institutions (or affiliates or holding companies of such institutions) and is registered as an investment adviser with the SEC. The 1940 Act, together with the SEC’s regulations and interpretations thereunder, impose substantive and material restrictions and requirements on the operations of registered investment advisers. The SEC is authorized to institute proceedings and impose sanctions for violations of the 1940 Act, ranging from fines and censures to termination of an adviser’s registration. An investment adviser has a fiduciary duty to its clients. Registered investment advisers are subject to many requirements that cover, among other things: requirements and limitations on recommendations to clients, trading for proprietary, personal and client accounts and allocations of investment opportunities; disclosure of information about the adviser’s business to clients; maintenance of written policies and procedures including in relation to the handling of material non-public information; maintenance of extensive books and records; restrictions on the types of fees that may be charged, restrictions on transactions with affiliated entities; custody of client assets; client privacy; and marketing of investment advisory services. Compliance with the regulations and requirements under the 1940 Act may entail a substantial amount of costs and expenses on an annual basis. The SEC has authority to inspect any investment adviser and typically inspects a registered adviser periodically to determine whether the adviser is conducting its activities (i) in accordance with applicable laws, (ii) in a manner that is consistent with disclosures made to clients, and (iii) with adequate systems and procedures to ensure compliance. As required by the 1940 Act, investment advisory agreements may not be assigned without the client’s consent. The regulatory environment for investment advisers is subject to continual change, the nature of which we cannot predict. New laws or regulations, or changes in the interpretation or enforcement of existing laws or regulations, applicable to registered investment advisers and their clients may adversely affect our business. Our ability to function in this environment will depend on our ability to constantly monitor and promptly react to legislative and regulatory changes. Compliance with any new laws or regulations could be more difficult and expensive and affect the manner in which we conduct business.
Evolving Legislation and Regulatory Action
Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although the enactment of proposed legislation could impact the regulatory structure under which the Company and the Bank operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to business strategy, and limit the ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material adverse effect on the business, financial condition, and results of operations of the Company and the Bank. See “Risk Factors—Legal and Compliance Risks—We are subject to extensive regulation and supervision, which could limit or restrict our activities and negatively impact our financial performance.”

MANAGEMENT
Set forth below are the names, ages and positions of our directors and executive officers as of the date hereof.

Name	Age	Position
Executive Officers
John K. Delaney	62	Chief Executive Officer and Chairman of the Board
Donald F. Cole	55	President and Chief Operating Officer
Kenneth F. Elias	52	Executive Vice President
Non-Employee Directors
Executive Officers
John K. Delaney founded Forbright Bank (formerly known as Congressional Bank) and Forbright, Inc. (formerly known as Congressional Bancshares, Inc.). Following his initial investment in Congressional Bancshares, Inc. in 2011, Mr. Delaney assumed senior leadership roles, serving as Chairman and Chief Executive Officer of Forbright, Inc. since 2021 and Executive Chairman of the Bank since 2020. Prior to assuming his senior leadership roles at Forbright, Mr. Delaney served as a member of the U.S. House of Representatives and previously founded and led two New York Stock Exchange-listed companies; HealthCare Financial Partners, Inc. and CapitalSource Inc., which provided loans to mid-sized businesses. Mr. Delaney currently serves on multiple nonprofit and for-profit boards and in advisory roles. Mr. Delaney earned a B.A. degree from Columbia University and J.D. degree from Georgetown Law Center. Named by Fortune Magazine as one of the World’s 50 Greatest Leaders in 2017, we believe Mr. Delaney’s perspective and experience he brings as Forbright’s founder and as our Chief Executive Officer makes him qualified to serve on our board.
Donald F. Cole has served as the President and Chief Operating Officer of Forbright, Inc. and President and Chief Executive Officer of Forbright Bank since 2018. From 2012 to 2018, Mr. Cole served as Chief Financial Officer of Alliance Partners LLC, a wholly-owned subsidiary of Forbright Bank since 2018. From 2009 to 2011, Mr. Cole served as Chief Financial Officer of CapitalSource. From 2003 to 2009, Mr. Cole served in various senior management positions at CapitalSource including Chief Operations Officer, Chief Accounting Officer, and Chief Information Officer. Mr. Cole received his B.S. degree and MBA from the State University of New York at Buffalo and his J.D. degree from the University of Virginia.
Kenneth F. Elias has served as the Executive Vice President of Forbright, Inc. since 2024 and the Chief Lending Officer since 2023. Mr. Elias has also served as the Chairman of the Bank’s Officers Loan Committee since 2023. Mr. Elias previously founded and ran various national lending business units at Forbright Bank, including the cash flow and leveraged finance division, lender finance, fund finance and specialty real estate businesses. Prior to joining the Bank in 2011, Mr. Elias served various roles in leveraged finance, private equity and accounting and has origination and underwriting, portfolio management and workout experience. Mr. Elias received his B.S. degree in Accounting from the University of Delaware and his MBA from the Smith School of Business at the University of Maryland.
Non-Employee Directors
Board of Directors
In connection with this offering, we will amend and restate our certificate of incorporation and bylaws. Our Amended Certificate of Incorporation will provide that the number of directors of our board shall be established from time to time by our board. Immediately after this offering, our board of directors will initially be composed of          directors. John Delaney will continue to serve as Chairman of the board of directors.
Director Independence
Our board of directors has determined that          are “independent directors” as defined under the listing requirements of          , along with the rules of the SEC. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section entitled “Certain Relationships and Related Party Transactions” to arrive at subjective and objective determinations of independence as informed by the listing requirements of the                and the rules of the SEC.
There are no family relationships among any of our directors or executive officers.
Lead Independent Director
Our board of directors has adopted corporate governance guidelines, to be effective prior to the completion of this offering of securities, that provide that if the chairman of our board of directors is not an independent director, our independent directors shall designate a lead independent director. Our independent directors has designated               to serve as our lead independent director. As lead independent director,                will have the following duties and responsibilities:
•serving as a liaison between senior management and the independent directors;
•facilitating discussion and open dialogue among the independent directors during board meetings, executive sessions and outside of board meetings;
•presiding at executive sessions and calling meetings of the independent directors;
•working with the chairman to develop and approve board meeting agendas, materials and schedules, including to ensure that there is sufficient time for discussion of all agenda items; and
•ensuring availability for consultation and direct communication with our stockholders, if requested and in coordination with senior management.
Committees of the Board of Directors
Our board of directors has established standing committees to assist the discharge of its responsibilities. These committees include, among others, the audit committee, the compensation committee, the nominating and corporate governance committee and the risk committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents. The following table summarizes the expected membership of each of the committees of the board of directors upon completion of this offering:

Committee	Members
Audit Committee
Nominating and Corporate Governance Committee
Compensation Committee
Risk Committee
Audit Committee. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors and risk assessment and risk management. Among other things, upon completion of this offering, the audit committee will:
•annually review the audit committee charter and the committee’s performance;
•appoint, evaluate and determine the compensation of our independent auditors;
•review and approve the scope of the annual audit, the audit fee, the financial statements, significant accounting policy changes, material weaknesses identified by outside auditors or the internal audit function and risk management issues;

•prepare the audit committee report for inclusion in our proxy statement for our annual meeting;
•review disclosure controls and procedures, internal controls, internal audit function and corporate policies with respect to financial information;
•assist the board of directors in monitoring our compliance with applicable legal and regulatory requirements;
•oversee investigations into complaints concerning financial matters, if any; and
•review other risks that may have a significant impact on our financial statements.
Our audit committee consists of              ,              , and               serving as chair. Rule 10A-3 under the Exchange Act and the rules of            require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that              ,              , and               each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the rules of               . Each member of our audit committee also meets the financial literacy requirements of              .
In addition, our board of directors has determined that each of              ,              , and               will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which will be available on our principal corporate website at www.forbrightbank.com concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Compensation Committee. The compensation committee is responsible for discharging the board’s responsibilities relating to compensation of our executive officers and directors. Among other things, upon completion of this offering, the compensation committee will:
•evaluate human resources and compensation strategies;
•review and approve objectives relevant to executive officer compensation;
•evaluate performance and determine the compensation of the Chief Executive Officer in accordance with those objectives;
•approve any changes to non-equity-based benefit plans involving a material financial commitment;
•recommend to the board of directors compensation for directors;
•prepare the compensation committee report required by SEC rules to be included in our annual report; and
•evaluate performance in relation to the compensation committee charter.
Our compensation committee consists of           ,           , and           , with            serving as chair. Our board has determined that           ,           , and            each meet the definition of “independent director” for purposes of serving on the compensation committee under the rules of           . All members of our compensation committee are “non-employee directors” as defined in Rule 16b-3 under the Exchange Act.
The compensation committee has adopted a written charter that among other things, specifies the scope of its rights and responsibilities. Before completion of this offering, the charter will be available on our website at www.forbrightbank.com.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is responsible for, among other things:
•identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•evaluating the overall effectiveness of our board of directors and its committees; and
•reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines.
Our nominating and corporate governance committee consists of           ,           , and           , with            serving as chair. Our board has determined that           ,           , and            each meet the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under the rules of           . Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.forbrightbank.com substantially concurrently with the completion of this offering.
Risk Committee. The risk committee is responsible for overseeing our enterprise-risk management policies, commensurate with our capital structure, risk profile, complexity, size and other risk-related factors. Among other things, the risk committee will:
•monitor our overall risk profile and review risk management policies;
•monitor our process to identify, assess and manage risks that could prevent us from achieving our business objectives;
•oversee actions relating to interest rate risk and liquidity risks;
•oversee actions relating to the activities of our enterprise risk management oversight groups; and
•facilitate communication among management, the board of directors and our enterprise risk management oversight groups.
The risk committee has adopted a written charter that specifies among other things, the scope of its rights and responsibilities.
Compensation Committee Interlocks and Insider Participation
Upon completion of this offering, none of the members of our compensation committee will be or will have been one of our officers or employees. In addition, none of our executive officers serves or has served as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.
Code of Business Conduct and Ethics
We will adopt a Code of Business Conduct and Ethics that applies to all employees and each of our directors and officers, including our principal executive officer and principal financial officer. The purpose of the Code of Business Conduct and Ethics will be to promote, among other things, honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in public communications and reports and documents that we file with, or submit to, the SEC, compliance with applicable governmental laws, rules and regulations, accountability for adherence to the code and the reporting of violations thereof. Our Code of Business Conduct and Ethics, upon the completion of this offering, will be available on our website at www.forbrightbank.com. We expect that any amendments to our Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website, as well as by any other means required by                              rules.

Risk Management and Oversight
Our board of directors believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our board of directors assuming a different and important role in overseeing the management of the risks we face.
The risk committee reviews, and assesses the effectiveness of, our enterprise risk management program, which is designed to assist our board of directors, management, and our business lines in identifying and monitoring major risks to mitigate potential losses or adverse impacts to the Company’s position. The risk committee also reviews the strategies, policies, procedures, reports, models and systems established by management to identify, assess, measure, and manage the major risks facing us. The audit committee is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting) and, through its oversight of our internal audit function, assessing the overall effectiveness of our risk management framework.
The compensation committee has primary responsibility for risks and exposures associated with our human resources, compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our compensation committee reviews and approves all human resources and talent-related components of our risk metrics. Further, the compensation committee, in conjunction with our President and Chief Risk Officer and other members of our senior management as appropriate, is responsible for overseeing whether our incentive compensation arrangements are consistent with our compensation philosophy and applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees.
The nominating and corporate governance committee oversees risks associated with the independence of our board of directors and potential conflicts of interest.
Our senior management is responsible for implementing and reporting to our board of directors regarding our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis. Our senior management is also responsible for creating and recommending to our board of directors for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.
The role of our board of directors in our risk oversight is consistent with our leadership structure, with our senior management having responsibility for identifying, assessing, measuring and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.

EXECUTIVE AND DIRECTOR COMPENSATION
This section will set forth the compensation of our named executive officers (“NEOs”) prior to our initial public offering. Our NEOs for the fiscal year ended December 31, 2025, which consist of our Chairman and Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2025, are as follows:
•John K. Delaney, Chief Executive Officer
•Donald F. Cole, President and Chief Operating Officer
•Kenneth F. Elias, Executive Vice President
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an emerging growth company, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
Summary Compensation Table for 2025
The following table sets forth information concerning the compensation paid to our NEOs during the fiscal year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
John K. Delaney	2025
Chief Executive Officer
Donald F. Cole	2025
President and Chief Operating Officer
Kenneth F. Elias	2025
Executive Vice President

Outstanding Equity Awards at Fiscal Year-End
The following table shows all outstanding equity awards held by each of our NEOs as of December 31, 2025.

	Stock Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Stock Options (#) Exercisable	Number of Securities Underlying Unexercised Stock Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Shares, Units or Other Rights That Have Not Vested ($)
John K. Delaney
Donald F. Cole
Kennth F. Elias
Forbright 2026 Omnibus Incentive Plan
Prior to the completion of this offering, we intend to adopt the Forbright 2026 Omnibus Incentive Plan (the “2026 Plan”). The purposes of the Plan will be to provide additional incentives to selected officers, employees, non-employee directors, independent contractors and consultants, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability.
Director Compensation
The following table sets forth information concerning the compensation paid to our non-employee directors during the fiscal year ended December 31, 2025.

Name and Principal Position	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

In connection with the completion of this offering, we intend to adopt a non-employee director compensation program pursuant to which our non-employee directors will generally be eligible to receive annual cash retainers and equity awards for service on our board of directors and committees thereof (the “Director Compensation Program”). Following the implementation of the Director Compensation Program, its terms and conditions will remain subject to modification from time to time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director and executive officer compensation arrangements discussed above in the section entitled “Executive and Director Compensation,” this section describes transactions, or series of related transactions, since January 1, 2023 to which we were a party or will be a party, in which:
•the amount involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock (each, a “5% Holder”), or any members of the immediate family of and any entity affiliated with any such person, had or will have a direct or indirect material interest.
Ordinary Banking Relationships
Certain of our officers, directors and principal stockholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, the Bank, us or our affiliates in the ordinary course of business. These transactions include deposits, accounts and other financial services-related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons and customers not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. We expect to continue to enter into such relationships and transactions in the ordinary course of business on similar terms with our directors, executive officers and beneficial holders, as well as their immediate family members and affiliates.
Other Transactions
BancAlliance
Certain of our employees serve as officers of BancAlliance, for which Alliance Partners serves as asset manager. We source loans for our own balance sheet and make those loans available for sale through the BancAlliance program. Loans sold through BancAlliance are immediately sold to its members. The terms of these loan sales, including pricing, are governed by a master participation agreement for the program that applies uniformly to all BancAlliance members. BancAlliance is a pass-through participant and does not retain any economic interest or incur any accounting impact from the program.
Transactions with BancAlliance for the years ended December 31, 2024 and December 31, 2025, and amounts due from BancAlliance as of December 31, 2024 and December 31, 2025, are set forth in the following table:

(in thousands)	December 31, 2024	December 31, 2025
Loans sold through BancAlliance	$261,653	$
Net gains realized on loans sold through BancAlliance	$3,219	$
Amounts due from BancAlliance related to funding and expense advancements	$161	$
Executive Compensation
Please see the section entitled “Executive and Director Compensation” for information regarding the compensation of our directors and executive officers. Certain of our executive officers and our directors were granted shares of the Company’s common stock during 2025. For more information, see the section entitled “Executive and Director Compensation.”
Indemnification of Directors and Officers
Our Amended Bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our Amended Certificate of Incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. We intend to enter into new indemnification agreements with each of our directors and executive officers before the completion of this offering.
Policies and Procedures for Related Person Transactions
Transactions by us or the Bank with related parties are subject to formal written policies that are designed to ensure compliance with regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act, which govern certain transactions between the Bank and its affiliates, and Regulation O, which governs certain extensions of credit by the Bank to directors, executive officers, principal stockholders and their related interests. Any related party transactions, other than loans, must be approved by our audit committee.
In addition, we do have a written policy governing the approval of related party transactions other than the Bank’s policy governing loans to directors, officers and principal stockholders for compliance with Regulation O and the Bank’s policy governing intercompany transactions for compliance with Sections 23A and 23B of the Federal Reserve Act. Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Prior to the completion of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for companies having common stock that is listed on                  . This policy will cover any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, that meets the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404 of Regulation S-K, had, has, or will have a direct or indirect material interest.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock immediately prior to and following the completion of this offering by:
•each person known by us to beneficially own more than 5% of our common stock;
•each of our directors;
•each of our NEOs;
•all of our executive officers and directors as a group; and
•each of the other selling stockholders.
The number of shares of common stock outstanding before this offering and the corresponding percentage of beneficial ownership are based on the number of shares of common stock outstanding as of           , 2026 before this offering. The number of shares of common stock outstanding after this offering and the corresponding percentage of beneficial ownership are based on the number of shares of common stock issued and outstanding as of              , 2026, after giving effect to this offering.
The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to equity awards or other rights held by such person that are currently exercisable or will become exercisable within 60 days after              , 2026 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Unless otherwise noted, the address for each stockholder listed below is 4445 Willard Ave, Suite 1000, Chevy Chase, Maryland 20815.

	Securities Beneficially Owned Before this Offering				Shares Beneficially Owned After this Offering
	Shares of Class A Common Stock		Shares of Class B Common Stock		Shares of Class A Common Stock	Shares of Class B Common Stock
Name of Beneficial Owner	Number	Percent	Number	Percent	Percent	Percent
5% Stockholders
		%		%	%	%
NEOs and Directors
John K. Delaney		%		%	%	%
Donald F. Cole		%		%	%	%
Kenneth F. Elias		%		%	%	%
All executive officers and directors as a group ( persons)		%		%	%	%
Selling Stockholders
		%		%	%	%

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock gives effect to this offering and is qualified in its entirety by reference to our organizational documents, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.
Upon completion of this offering, our authorized capital stock will consist of                shares of Class A common stock, par value $0.001 per share,                shares of Class B common stock, par value $0.001 per share, and               shares of preferred stock, par value $           per share. Immediately following the completion of this offering, we will have           shares of Class A common stock outstanding and           shares of Class B common stock outstanding. There will be no shares of preferred stock outstanding immediately following the completion of this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of shares of Class A common stock present in person or represented by proxy. Except as otherwise provided by law, amendments to the Amended Certificate of Incorporation must be approved by a majority or, in some cases, a super-majority of the voting power of all shares of common stock.
Our Class B common stock is non-voting except as otherwise expressly provided in our Amended Certificate of Incorporation or as required by applicable law.
All shares of our common stock are entitled to share equally in dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. The ability of our board of directors to declare and pay dividends on our Class A common stock or Class B common stock is subject to the laws of the state of Delaware, applicable federal and state banking laws and regulations, and the terms of any senior securities (including preferred stock) we may then have outstanding. Our principal source of income is dividends that are declared and paid by our bank on its capital stock. Therefore, our ability to pay dividends is dependent upon the receipt of dividends from our bank. See “Dividend Policy.”
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, all shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.
Holders of our common stock do not have preemptive, subscription or redemption rights. Our common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. All shares of our common stock that will be outstanding at the time of the completion of this offering will be fully paid and non-assessable.
Preferred Stock
Our Amended Certificate of Incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock).
Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the terms and rights of that series, including:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•the dividend rights, conversion rights, redemption privileges and liquidation preferences of the series;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
We may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage a takeover attempt or other transaction that a stockholder might consider to be in its best interests, including a takeover attempt that might result in a premium over the market price for holders of shares of our Class A common stock or Class B common stock.
Anti-Takeover Effects of Delaware Law and Our Organizational Documents
The following is a summary of certain provisions of our Amended Certificate of Incorporation and Amended Bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including those attempts that might result in a premium over the market price for holders of shares of common stock.
Provisions of Governing Documents
Provisions of our Amended Certificate of Incorporation and Amended Bylaws, each of which will be in effect upon the closing of this offering, and Delaware corporate law that may make it more difficult and expensive to pursue a takeover attempt that the board of directors opposes include:
•a classified board of directors consisting of three classes of directors, with staggered three-year terms; only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms, which may have the effect of delaying a change in control of the board;
•supermajority voting requirements for changes to certain provisions of our Amended Certificate of Incorporation and Amended Bylaws;
•authorizing the issuance of “blank check” preferred stock, the price and other terms of which, including preferences and voting rights, may be established by us and which we may issue without stockholder approval;
•establishing advance notice procedures with which stockholders must comply to nominate candidates to the board of directors or to propose matters to be acted upon at a stockholders’ meeting; and
•amendment provisions in our Amended Bylaws which may make it easier for our board of directors to further amend our Amended Bylaws, which may allow the board to take additional actions to prevent unsolicited takeovers and inhibit the ability of an acquirer to amend our Amended Bylaws to facilitate such a takeover attempt.
Authorized but Unissued Shares
The authorized but unissued shares of our Class A common stock, our Class B common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Law
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became in interested stockholder, with the following exceptions:
•the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of the Company.
Choice of Forum
Our Amended Bylaws will provide that unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Delaware or, in the event that the United States District Court for the District of Delaware does not have jurisdiction, any federal or state court of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any duty owed by any director, or officer or other employee to us or to our stockholders, (iii) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the DGCL or our Amended Certificate of Incorporation or our Amended Bylaws or (iv) any action asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine of the State of Delaware.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, our Amended Certificate of Incorporation will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, our Amended Certificate of Incorporation will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Our Amended Certificate of Incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our Class A common stock will be deemed to have notice of and to have consented to the foregoing provisions; provided, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our Amended Certificate of Incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware.

Additionally, the forum selection clause in our Amended Certificate of Incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees, or agents, which may discourage such lawsuits against us and our directors, officers, employees, and agents even though an action, if successful, might benefit our stockholders. Federal or state courts in Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
For more information on the risks associated with our choice of forum provision, see “Risk Factors—Risks Related to an Investment in Our Class A Common Stock and this Offering—Our Amended Bylaws have an exclusive forum provision, which could limit a stockholder’s ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.”
Limitations on Liability and Indemnification of Directors and Officers
Our Amended Certificate of Incorporation will provide that our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation is not permitted under the DGCL (as it may be amended from time to time), or for liability:
•for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;
•for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•in the case of a director, pursuant to Section 174 of the DGCL;
•for any transaction from which the director derived an improper personal benefit; or
•in the case of an officer, in any action by or in our right.
Our Amended Bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by law. We will also be expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and officers and carry directors’ and officers’ insurance providing for indemnification of our directors and officers for claims based on acts or omissions in their capacities as directors or officers.
Prior to the completion of this offering, we will enter into indemnification agreements with each of our directors and officers that will provide for, among other things, indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties, and amounts paid in settlement (with our consent) of any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. The indemnification agreements will also provide for the advancement or payment of all expenses to our directors and officers and for reimbursement of such advanced expenses to us if it is found that such director or officer is not entitled to such indemnification under applicable law.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to us, our directors, our officers or persons who control us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent
The registrar and transfer agent for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is     150 Royall Street, Canton, Massachusetts 02021.
Listing
We intend to apply to list our Class A common stock on the         under the symbol “FRBT.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our Class A common stock prevailing from time to time. Sales of substantial amounts of Class A common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and our ability to raise additional capital through a future sale of securities.
Upon the completion of this offering, we will have           shares of Class A common stock issued and outstanding (or            shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full). All of the shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144. All remaining shares of common stock that will be outstanding upon completion of this offering (other than the shares of Class A common stock sold in this offering) will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.
Lock-Up Agreements
See “Underwriting” for a description of the lock-up agreements applicable to our shares.
Rule 144
In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
            shares of our Class A common stock and             shares of our Class B common stock outstanding after this offering will be “restricted securities” as that term is defined in Rule 144 of the Securities Act and we expect that substantially all of these restricted securities will be subject to lock-up agreements. A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities for at least six months would be entitled to sell a number of shares within any three-month period that does not exceed the greater of (1) 1% of the number of shares of our Class A common stock outstanding, which will equal approximately            shares immediately after this offering; and (2) the average weekly trading volume of our Class A common stock on            during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Class A common stock subject to outstanding stock options and the shares of Class A common stock subject to issuance under the                  and 2026 Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover              shares.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of certain U.S. federal income tax considerations generally applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of shares of our Class A common stock sold pursuant to this offering and held by such Non-U.S. Holders as a capital asset (generally, property held for investment) within the meaning of the Code. References in this summary to our common stock are deemed to be references to our Class A common stock. This summary is based on the Code, Treasury Department regulations promulgated thereunder (the “Regulations”), administrative interpretations and court decisions, each as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This summary is not binding on the IRS, and there can be no assurance that the IRS or a court will agree with the conclusions stated herein. This summary is not a complete description of all of the U.S. federal income tax considerations that may be relevant to a particular Non-U.S. Holder. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities;
•certain former citizens or residents of the United States;
•taxpayers that are subject to the mark-to-market accounting rules;
•persons holding our common stock as part of a straddle, hedge, conversion or other integrated transaction;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who acquired shares of our common stock as compensation or otherwise in connection with the performance of services;
•entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);
•persons that actually or constructively own more than five percent of our common stock by value;
•regulated investment companies;
•real estate investment trusts;
•controlled foreign corporations;
•passive foreign investment companies;
•tax-exempt organizations; and
•governments or agencies or instrumentalities thereof.
In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of our common stock.
For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not, and is not treated as, any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more “United States persons” (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a United States person under the applicable Regulations.
If a partnership (or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner or beneficial owner of the entity or arrangement will generally depend on the status of the partner or beneficial owner and the activities of the entity or arrangement and certain determinations made at the partner or beneficial owner level. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of an investment in our common stock.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.
Distributions
As discussed under the section titled “Dividend Policy,” we do not intend to pay dividends on our common stock in the near term, or necessarily at all. If we do make distributions of cash or property (other than certain stock distributions) with respect to our common stock (or if we engage in certain redemptions that are treated as distributions with respect to our common stock), any such distributions generally will be treated as dividends to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess will be treated first as a tax-free return of capital, which will reduce a Non-U.S. Holder’s adjusted tax basis in our common stock, but not below zero, and thereafter as capital gain from the sale, exchange or other taxable disposition of our common stock, with the tax treatment described under “—Sale, Exchange or Other Taxable Disposition of Shares of Our Common Stock.”
Subject to the discussion below on effectively connected income, distributions treated as dividends paid on our common stock to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to (i) provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a United States person and that it is entitled to benefits under the treaty or (ii) if such Non-U.S. Holder’s common stock is held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable Regulations, including by having the Non-U.S. Holder provide appropriate documentation to the foreign intermediary or foreign partnership, who then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation but that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Subject to the discussion below under “—Foreign Account Tax Compliance Act,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI or other applicable or successor form. Instead, the effectively connected dividends will generally be subject to regular U.S. federal income tax on a net income basis as if the Non-U.S. Holder were a U.S. person. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).
Sale, Exchange or Other Taxable Disposition of Shares of Our Common Stock
A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other taxable disposition of our common stock unless:
•such gain is “effectively connected” with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment or fixed base in the United States), in which case such gain will generally be subject to U.S. federal income tax (and possibly branch profits tax) in the same manner as effectively connected dividend income as described above;
•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses, provided the Non-U.S. Holder timely files U.S. federal income tax returns with respect to such losses; or
•we are or become a United States real property holding corporation (as defined in Section 897(c) of the Code, a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, and either (i) our common stock is not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, more than 5% of our common stock by value.
Although there can be no assurance in this regard, we believe that we are not a USRPHC, and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes.
Foreign Account Tax Compliance Act
Certain rules may require withholding at a rate of 30% on dividends in respect of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

UNDERWRITING
The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional              shares from the Company solely to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above, if any. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares from us.
Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price shown on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The Company and its officers, directors, and holders of substantially all of the Company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date that is              days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list our Class A common stock on the              under the symbol “FRBT”.
In connection with this offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the             , in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $             . We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $     .
We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in our assets, securities and instruments.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area, each a “Relevant Member State,” no shares have been offered or will be offered pursuant to this offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member State at any time:
(a)to any qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us and/or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, this offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:
(a)it is a qualified investor within the meaning of the Prospectus Regulation; and
(b)in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation, (i) the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.
We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, warranty and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in this offering.

United Kingdom
This prospectus and any other material in relation to the shares described herein are only being distributed to, and are only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the FPO; (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) persons who are outside the United Kingdom, or the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.
No shares have been offered or will be offered pursuant to this offering to the public in the UK except that the shares may be offered to the public in the UK at any time:
(a)where (i) the offer is conditional on the admission of the shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR); or (ii) the shares being offered are at the time of the offer already admitted to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);
(b)to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;
(c)to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representatives for any such offer; or
(d)in any other circumstances falling within Part 1 of Schedule 1 of the POATR.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the UK means the communication to any person which presents sufficient information on: (a) the shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for any shares, and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
Each person in the UK who receives any communication in respect of, or who acquires any shares under, this offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:
(a)it meets the criteria outlined in this section; and
(b)in the case of any shares acquired by it as a financial intermediary, as that term is used in paragraph 4 of regulation 7 of the POATR, (i) the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in the UK other than qualified investors, as that term is defined in the POATR; or (ii) where the shares have been acquired by it on behalf of persons in the UK other than qualified investors, the offer of those shares to it is not treated under the POATR as having been made to such persons.
We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, warranty and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in this offering.

Canada
The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5)

as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This offering document contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A common stock or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us, or our shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common stock.
Brazil
The offer and sale of the shares of Class A common stock have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The shares of Class A common stock may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these shares on regulated securities markets in Brazil is prohibited.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS
Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.           , has acted as counsel for the selling stockholders in connection with certain legal matters related to this offering.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2024, and for the year then ended, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form S-1 with the SEC with respect to the registration of the Class A common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the Class A common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.
As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s website. We also maintain a website at www.forbrightbank.com at which, following the completion of this offering, you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

FORBRIGHT, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Forbright, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Forbright, Inc. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2021.
Tysons, Virginia
February 13, 2026

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Balance Sheet

(dollars in thousands, except share and per share amounts)	December 31, 2024
ASSETS
Cash, due from banks and restricted cash	$28,199
Interest-bearing deposits with banks	1,151,783
Cash, cash equivalents and restricted cash	1,179,982
Investment securities available-for-sale, at fair value	1,471,468
Investment securities held-to-maturity, at amortized cost, net of allowance for credit losses of $161	52,525
Loans held-for-sale	316,484
Loans held for investment, at fair value	7,081
Loans held for investment, at amortized cost	3,963,973
Allowance for credit losses	(42,294)
Net loans held for investment, at amortized cost	3,921,679
Financing receivables held-for-sale, at lower of cost or fair value	13,835
Financing receivables held for investment, at amortized cost, net of allowance for credit losses of $74	29,332
Deferred tax asset, net	40,181
Accrued interest receivable	35,525
Other assets	182,842
Total assets	$7,250,934

LIABILITIES
Non-interest-bearing deposits	$258,242
Interest-bearing deposits	5,307,090
Total deposits	5,565,332
Subordinated debt, net	174,526
Other borrowings	700,000
Total borrowed funds	874,526
Other liabilities	89,122
Total liabilities	6,528,980

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value per share; 5,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.001 par value per share; 103,200,000 shares authorized; 40,243,916 shares issued and outstanding	40
Additional paid-in capital	481,455
Retained earnings	240,902
Accumulated other comprehensive loss	(443)
Total stockholders’ equity	721,954
Total liabilities and stockholders’ equity	$7,250,934
See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statement of Income

Year Ended
(dollars in thousands, except share and per share amounts)	December 31, 2024
INTEREST INCOME
Loans held for investment	$332,852
Loans held-for-sale	38,592
Deposits with banks	54,953
Interest and dividends on securities	72,021
Interest on financing receivables	2,737
Total interest income	501,155
INTEREST EXPENSE
Deposits	259,779
Subordinated debt, net	9,029
Other borrowings	2,791
Total interest expense	271,599
Net interest income	229,556
Recovery of credit losses	(1,688)
Net interest income after recovery of credit losses	231,244
NON-INTEREST INCOME
Losses on sales of loans and financing receivables, net	(11,563)
Investment advisory fees	19,385
Unrealized gains on loans and financing receivables, net	3,012
Write-downs on loans carried at fair value	(3,330)
Other non-interest income	15,609
Total non-interest income	23,113
NON-INTEREST EXPENSE
Compensation and benefits	110,356
Professional fees	20,809
Information technology	22,267
FDIC premium	9,967
Occupancy expense	5,034
Other non-interest expense	31,557
Total non-interest expense	199,990
Income before income taxes	54,367
Income tax expense	11,001
Net income	$43,366

Basic earnings per voting common share	$1.08
Basic earnings per non-voting common share	$1.08
Diluted earnings per voting common share	$1.05
Diluted earnings per non-voting common share	$1.05
Weighted-average shares used to compute earnings per voting common share:
Basic	18,971,357
Diluted	20,001,805
Weighted-average shares used to compute earnings per non-voting common share, basic and diluted	21,242,551
See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statement of Comprehensive Income

Year Ended
(in thousands)	December 31, 2024
Net income	$43,366
Other comprehensive income:
Net change in unrealized gain on investments available-for-sale	2,103
Related income tax effect	(528)
Reclassification of gain on investments available-for-sale to income	(236)
Related income tax effect	59
Total other comprehensive income, net	1,398
Total comprehensive income	$44,764
See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statement of Changes in Stockholders’ Equity

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
(dollars in thousands)	Shares	Amount
Balance as of December 31, 2023	40,217,037	$40	$473,890	$197,536	$(1,841)	$669,625
Net income	—	—	—	43,366	—	43,366
Other comprehensive income, net of tax	—	—	—	—	1,398	1,398
Total other comprehensive income						44,764
Exercise of stock options	63,000	—	705	—	—	705
Stock-based compensation	9,000	—	7,611	—	—	7,611
Shares withheld for tax withholding and exercise of stock options and restricted shares	(45,121)	—	(751)	—	—	(751)
Balance as of December 31, 2024	40,243,916	$40	$481,455	$240,902	$(443)	$721,954
See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows

Year Ended
(in thousands)	December 31, 2024
OPERATING ACTIVITIES
Net income	$43,366
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and intangible asset amortization	6,723
Recovery of credit losses	(1,688)
Amortization of premiums and discounts on investment securities, net	(31,134)
Amortization of deferred fees and costs on loans and financing receivables, net	(18,478)
Decrease in loans originated for sale, net	90,161
Increase in financing receivables held-for-sale, at fair value, net	(834)
Losses on sales of loans and financing receivables, net	11,563
Stock-based compensation	7,611
Deferred income taxes	4,115
Other	4,173
Net change in assets and liabilities:
Accrued interest receivable	3,492
Other assets	2,817
Other liabilities	1,002
Net cash provided by operating activities	122,889
INVESTING ACTIVITIES
Net decrease in loans held for investment, at amortized cost	1,252
Net decrease in loans held for investment, at fair value	19,426
Purchase of investment securities available-for-sale	(1,689,349)
Proceeds, maturities, prepayments and calls of securities available-for-sale	1,105,193
Proceeds, maturities, prepayments and calls of securities held-to-maturity	783
Decrease in financing receivables held for investment, at amortized cost	365
Purchase of Federal Home Loan Bank of Atlanta stock, net	(31,074)
Other	(12,744)
Net cash used in investing activities	(606,148)
FINANCING ACTIVITIES
Net decrease in deposits	(276,653)
Proceeds from other borrowings	2,205,100
Repayments of other borrowings	(1,555,100)
Proceeds from exercise of stock options under employee stock plans	705
Shares withheld for tax withholding and exercise of stock options and restricted shares	(751)
Net cash provided by financing activities	373,301
Net decrease in cash, cash equivalents and restricted cash	(109,958)
Beginning cash, cash equivalents and restricted cash	1,289,940
Ending cash, cash equivalents and restricted cash	$1,179,982
See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows - (continued)

Year Ended
(in thousands)	December 31, 2024
Supplemental cash flow disclosures:
Interest payments	$266,306
Income tax payments, net of refunds of $2,270	$8,929
Noncash investing activity:
Loans held for investment (at amortized cost) transferred to loans held-for-sale, net	$11,536
Loans held for investment (at fair value) transferred to loans held-for-sale, net	$8,338
Loans held for investment (at amortized cost) transferred to other real estate owned	$27,355
Right-of-use assets obtained in exchange for lease liabilities	$697
See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
Forbright, Inc. (the “Parent”), a Delaware corporation, is a bank holding company that along with its subsidiaries (collectively the “Company”), is headquartered in Chevy Chase, Maryland. Forbright Bank (with its subsidiaries, the “Bank”), a wholly owned bank subsidiary of the Company, is a Maryland state chartered non-member bank, which serves the needs of individuals, small and medium sized businesses, and professional concerns. The Bank provides nationwide competitive deposit products and lending products, including real estate loans, working capital facilities, warehouse lines of credit and term loans with a focus on sustainability.
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as applicable to financial institutions, and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The typical condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. A controlling financial interest may also exist in entities through arrangements that do not involve voting interests, such as a variable interest entity (“VIE”), when a reporting entity concludes it is the primary beneficiary of the VIE. The Company has determined that it is not the primary beneficiary of any VIEs.
Emerging Growth Company Status
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company may elect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (1) is no longer an emerging growth company or (2) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, the valuation of the deferred tax assets, the valuation of stock-based compensation awards and the fair value of financial assets.
Cash, Cash Equivalents and Restricted Cash
For the purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, restricted cash, and interest-bearing deposits with banks, including the Federal Reserve Bank. Cash equivalents include instruments with original maturities of three months or less. At times, cash and cash equivalent balances may exceed insured limits. The Company’s restricted cash represents funds held in escrow for Commercial Property Assessed Clean Energy “(CPACE”) and construction projects until their completion. The restriction could be short- or long-term depending on the nature and length of the project the escrow supports.

Investment Securities
Investment securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Investment securities held-to-maturity are carried at amortized cost. Investment securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported in Accumulated other comprehensive income/(loss). Investment securities classified as available-for-sale are sold if necessary to reduce the Company’s exposure to interest rate, liquidity, credit, or capital risk based on changes or expected changes in the market. Realized gains and losses on the sale of investment securities available-for-sale are included in non-interest income and, when applicable, are reported as a reclassification adjustment, net of tax, from Accumulated other comprehensive income/(loss). Gains and losses on sales of investment securities are determined using the specific-identification method. The Company determines the appropriate classification of investment securities at the time of purchase or origination based on management’s strategy at the time of origination. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.
In cases where fair value of an available-for-sale investment security is less than its amortized cost basis and the Company does not intend to sell the available-for-sale investment security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, the difference between the fair value and the amortized cost basis is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The difference between fair value and amortized cost basis attributable to changes in risk free rates is considered non-credit related, any remaining difference between fair value and amortized cost basis is deemed to be credit related. The Company presumes that Federal Agency and Treasury investment securities have no credit risk and therefore does not evaluate them for an allowance for credit loss. If the Company intends to sell the security, or it is more likely than not to be required to sell the security before recovery of the amortized cost basis, the security is written down to fair value with the entire amount recognized in earnings.
See Note 3 – Investment Securities for more information.
Commercial Property Assessed Clean Energy Financings
The Company has provided financing for CPACE projects, which are secured by tax assessment liens on the properties in the municipality where the project is located. CPACE financings are categorized as either bonds (investment securities) or financing receivables, depending on the contract structure requirements of the municipality where the project is located.
Based on the facts and circumstances at the time of financing, the investment is classified as either held-to-maturity or available-for-sale for investment securities, or as held for investment or held-for-sale for financing receivables.
The Company accounts for CPACE financings classified as investment securities in accordance with Accounting Standard Codification (“ASC”) 320 - Investments - Debt Securities, recognizing all direct funding related costs and income in earnings in the period in which it is incurred. See Note 3 – Investment Securities for more information. The Company accounts for CPACE classified as financing receivables in accordance with ASC 310 - Receivables, deferring all direct funding related costs and income, and amortizing the net amount as an adjustment to yield over the life of the financing receivable. See Note 6 – Other Financing Receivables for more information.
Loans Held-for-Sale
The Company generally carries loans held-for-sale at the lower of cost or fair value, but to the extent the fair value option offered under ASC 825 - Financial Instruments is elected for any held-for-sale loans, those loans are carried at fair value. The Company originates loans for the purpose of selling them through a third-party network set up specifically for such purpose, or the Company will change the classification to held-for-sale if management determines to no longer have the intent or ability to hold them as an investment. The Company calculates the fair value for held-for-sale loans at lower of cost or fair value and held-for-sale loans at fair value using the same method. See Note 21 – Fair Value of Financial Instruments for more information on the Company’s fair value method for these loans. Unrealized losses on the lower of cost or fair value portfolio, and unrealized gains and losses on the fair value option portfolio are recognized in Non-interest income in the Consolidated Statement of Income. Realized gains and losses on loan sales (sales proceeds minus carrying value) are recorded as Non-interest income in the Consolidated Statement of Income.
Periodically, the Company may determine it has the intent and ability to hold loans previously held-for-sale as held for investment loans, due to market conditions or changes in the Company’s strategy. Unrealized losses at the time of transfer are reversed from earnings. Loans transferred from held-for-sale to held for investment continue to be treated as held-for-sale for cash flow purposes as operating activity. Alternatively, if the Company no longer has the intent to hold loans for investment and transfers them to held-for-sale, cash flow impacts will remain as if those loans were still held for investment as investing activity. See Note 4 – Loans for more information.
Loans Held for Investment Carried at Fair Value
The Company continues to carry some held for investment loans at fair value, where the Company made an election to carry loans held-for-sale under the fair value option under the provisions in ASC 825. The Company also previously purchased commercial and consumer loans through forward flow agreements that were originated on various third-party platforms and were carried under the fair value option, however, these loans have subsequently been reclassified to held for sale and sold. Due to the mostly short-term duration of these loans, the Company had elected to carry these loans under the fair value option, rather than carrying them at amortized cost. Unrealized gains and losses on changes in fair value, equal to the difference between calculated fair value and amortized cost, are recognized in Non-interest income in the Consolidated Statement of Income. See Note 4 – Loans for more information.
Loans Held for Investment Carried at Amortized Cost
Loans that management has the intent and the ability to hold for the foreseeable future or until maturity or payoff, and for which management has not made a fair value option election, as discussed above, are carried at amortized cost. Loans held for investment at amortized cost are recorded at their principal balance outstanding, net of deferred loan origination fees and costs.
Non-refundable fees and certain direct costs associated with the origination of loans held for investment at amortized cost are capitalized and subsequently amortized into income over the contractual life of the related loans using the straight-line method, which approximates the effective yield method, and recognized as fee income should a payoff occur prior to maturity. Recognition of deferred fees and costs as fee income are discontinued on non-accrual loans until they return to accrual status or are completely charged-off. See Note 4 – Loans for more information.
Interest Income
Interest on loans, investment securities, and financing receivables is accrued and credited to income based on the principal amount and contract rate on the asset. Accrual of interest is discontinued when, in the opinion of management, there is an indication that the counter party may be unable to meet future payments as they become due, including when an asset is 90 or more days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. While an asset is in non-accrual status, interest is recognized as cash is received to the extent it exceeds outstanding unpaid principal. Loans, investment securities (when applicable), or financing receivables may be returned to accrual status when the asset is brought current by the counter party and, in the judgment of management, the ability to collect the remaining principal and interest is no longer in doubt.
Allowance for Credit Losses
The Company records allowances for credit losses under ASC 326 - Financial Instruments - Credit Losses. ASC 326 requires entities to estimate and record credit losses expected to be incurred over the life of an asset. The Company elected to exclude accrued interest from the amortized cost basis, as allowed by the standard, as the Company timely reverses accrued interest receivable when the loan, investment security, or financing receivable principal or interest is deemed unlikely to be collected. Additionally, in its evaluation, the Company determined that a straight-line reversion of the reasonable and supportable forecast to the long-term mean is appropriate.
Allowance for Credit Losses – Loans
The Allowance for Credit Losses – Loans (“ACL-Loans”) is an estimate of lifetime expected credit losses on loans held at amortized cost as of the balance sheet date based on an evaluation of loans’ current risk profile, past events, current market and lending conditions, reasonable and supportable economic projections, and eventual reversion to long-term credit performance. The lifetime of loans is defined as the contractual term adjusted for expected prepayments. The estimation of the ACL-Loans is subject to high degrees of complexity and uncertainty and relies on both quantitative and qualitative considerations.
Each period, the ACL-Loans is reduced by charge-offs, increased by recoveries of previously recognized charge-offs, and increased or decreased by the provision for credit losses – loans, which is an expense in the Consolidated Statement of Income. Charge-offs are recorded when the Company believes the loan balance is uncollectible, regardless of loan status.
The ACL-Loans is based on an evaluation of collectability of both collectively assessed loans and individually assessed loans. The collectively assessed loans are subject to quantitative and qualitative evaluation. As such the final ACL-Loans is based on the summation of 1) collectively assessed quantitative reserves; 2) collectively assessed qualitative reserves; and 3) individually assessed reserves.
Loans subject to collective assessment are deemed to share common risk characteristics with other loans within the same loan segment and loan class, such that they can be evaluated for ACL-Loans on a collective, or pooled, basis. The Company has two loan segments for allowance purposes: core and non-core. Loans in the core segment include loans that are primarily individually underwritten and individually monitored by the Company post-origination. The core segment includes loans primarily composed of classes including: commercial, commercial real estate, and residential real estate. The non-core segment includes loans primarily sourced from third-party originators and relies on automated underwriting. The non-core segment is composed primarily of classes including: consumer, commercial, and solar loans.
Loans deemed to have unique risk characteristics are excluded from the collectively assessed evaluation and are assessed individually. Loans in the core segment that are 90 or more days past due, risk-rated substandard, and/or on non-accrual status are subject to individual assessment. Loans in the non-core segment are considered homogeneous in nature, making individual credit assessment impractical and unreliable. Therefore, they are assessed collectively based on factors such as days past due and legal status applied consistently across the portfolio.
ACL-Loans Individually Assessed Methodology
Individually assessed loans are evaluated according to one of the following methods:
•Present value of expected future cash flows: The present value of expected cash flows to the Company discounted at the loan’s effective (original contractual) interest rate is used when there is an expectation of cash repayment, and the loan is not collateral dependent.
•Fair value of collateral: Is used for collateral dependent loans, which are loans where repayment or satisfaction of the loan is dependent on the sale or operation of the collateral.
•Observable market price of loan: Price of the loan from a valid third party that represents the amount a willing and able buyer would pay to acquire the loan. Observable market prices are rarely used, due to a lack of available market pricing data.
ACL-Loans Collectively Assessed Methodology
Collectively assessed loans are evaluated both quantitatively (modeled) and qualitatively (primarily using management judgment). The collectively assessed ACL-Loans is a summation of the quantitative and qualitative allowance for credit losses.

Quantitative Estimate: Loans in the core segment use an estimate of probability of default and loss given default (“PD/LGD”) model which considers loan-level information to project lifetime cash flows, defaults, and loss severity for each loan. The exposure at default (“EAD”) considers loan-level contractual payment information as well as prepayments based on the loan type. The probability of default (“PD”) considers loan-level information, such as loan type and risk rating, and the projected economic conditions during the one-year reasonable and supportable forecast period. The loss given default (“LGD”) is based on the loan type and projections of economic conditions, and asset values during the reasonable and supportable forecast period. Beyond the reasonable and supportable forecast period, EAD utilizes loan-level contractual payment information and prepayments based on the loan type, while PD and LGD immediately revert to rates deemed consistent with the long-term average performance based on loan type. For loans that have been modified, the quantitative estimate reflects post-modification contractual terms and post-modification risk ratings.
Loans in the non-core segment use a vintage or lifetime loss curve methodology to estimate lifetime losses, as provided by third-parties and based on historical performance. Loss curves are unique to each loan portfolio within the non-core segment and vary based on credit quality at origination and loan term. Losses based on application of the loss curves are adjusted quantitatively based on performance relative to the curves historically. Additionally, curve-based losses are adjusted for expected economic conditions during the reasonable and supportable forecast period. Beyond the reasonable and supportable forecast period, curve-based losses are adjusted to reflect credit losses deemed consistent with the long-term average performance based on loan type.
Qualitative Estimate: Loans in both the core and non-core segment are evaluated qualitatively in addition to quantitatively. Qualitative considerations are intended to account for relevant factors that may not be adequately captured in the quantitative estimate, but are expected to influence lifetime credit losses. Factors considered as part of the qualitative framework include:
•The nature and volume of the institution’s financial assets;
•The existence, growth, and effect of any concentrations of credit;
•The volume and severity of past due financial assets, the volume of non-accrual assets, and the volume and severity of adversely classified, or graded, assets;
•The uncertainty related to modeling imprecision and potential differences between historical and future correlations;
•The value of the underlying collateral for loans that are not collateral dependent;
•The institution’s lending policies and procedures, including changes in underwriting standards and practices for collections, write-offs, and recoveries;
•The quality of the institution’s credit review function;
•The experience, ability, and depth of the institution’s lending, investment, collection, and other relevant management and staff;
•Actual and expected changes in international, national, regional, and local economic and business conditions, and developments in which the institution operates that affect the collectability of financial assets; and
•The effect of other external factors such as the regulatory, legal, and technological environments; competition; and events such as natural disasters.
Factors considered as part of the qualitative framework do not necessarily result in a qualitative estimate for every portfolio. Factors may be deemed inapplicable or otherwise adequately reflected in a different qualitative factor or in the quantitative estimate for a given portfolio.

The Company may agree to grant a concession or loan modification to a borrower experiencing financial difficulty under terms it would not consider if originating a new loan. In accordance with ASC 310, the loan is accounted for as a modified loan if the borrower is experiencing financial difficulty at the time of modification and the loan was modified for one of the following reasons: 1) principal forgiveness; 2) an interest rate reduction; 3) another-than-insignificant payment delay, 4) a term extension, or 5) any combination of the aforementioned. The Company considers the following indicators in determining if a borrower is experiencing financial difficulty: 1) the borrower is currently in payment default on any of its debt or payment default is probable in the foreseeable future; 2) the borrower has declared, or is in the process of declaring bankruptcy; 3) there is substantial doubt as to whether the borrower will continue to be a going concern; 4) the borrower has securities that have been, or are in the process of being delisted; 5) the Company’s forecasts of the borrower’s entity-specific cash flows will be insufficient to service any of its debt in accordance with the contractual terms of the existing agreement for the foreseeable future; and 6) the borrower cannot obtain funds from sources other than the Company at an effective interest rate equal to the current market interest rate for similar debt for a non-troubled borrower.
Allowance for Credit Losses – Acquired Loans
The pools of loans the Company has acquired through forward flow agreements are purchased shortly after origination, and therefore do not have any indication of more than insignificant credit deterioration at the time of acquisition.
Allowance for Credit Losses – Unfunded Commitments
For unfunded commitments that are not unconditionally cancellable, the Company establishes an Allowance for Credit Losses – Unfunded Commitments (“ACL-Unfunded”) based on estimated lifetime expected credit losses. This estimate considers the probability of the commitment funding and applies lifetime loss rates established based on the ACL-Loans methodology for comparative loan type, as described in a section above. The ACL-Unfunded is recognized as Other liabilities in the Consolidated Balance Sheet.
Allowance for Credit Losses – Investment Securities
Lifetime credit losses are based on historical loss information, current conditions, reasonable and supportable forecasts, and other relevant information that may impact the collectability of the asset. For CPACE investment securities, the Company’s evaluation of potential risk will be utilized as opposed to loss history given the lack of observable industry credit loss experience.
For investment securities, excluding CPACE, the Company uses the following methodologies to estimate expected credit losses. For available-for-sale investment securities, if the security’s fair value is below its par value, the portion of the fair value adjustment that is determined to be credit-related is recognized as a reclassification from Accumulated other comprehensive income/(loss) into earnings, in the provision for credit losses in the Consolidated Statement of Income. The portion of the fair value adjustment attributable to risk-free rate movements is based on each security’s duration, discounted cash flow analysis, and changes in risk-free rates since purchase. The remaining portion of the fair value adjustment that is unrelated to changes in interest rates is deemed to be credit related. If the entire amount of the fair value adjustment is determined to be based on risk-free rate movements, no allowance for credit losses is recorded. Available-for-sale investment securities with fair values at or above par do not have an allowance for credit losses. For held-to-maturity investment securities, the allowance for credit losses is based on the lifetime expected credit losses without regard to the fair value of the security. This estimate of lifetime credit losses uses a probability of default/loss given default model based on each security’s obligor type, credit rating, and remaining maturity. United States Treasury and government agency securities are deemed to have no risk of credit loss, as they have the backing of the government of the United States of America.
Allowance for Credit Losses – Financing Receivables
Lifetime credit losses are based on historical loss information, current conditions, reasonable and supportable forecasts, and other relevant information that may impact the collectability of the asset. For financing receivables, the Company’s evaluation of potential risk will be utilized as opposed to loss history given the lack of observable industry credit loss experience.

Other Real Estate Owned
Other real estate owned assets acquired through foreclosure are recorded at fair value less costs to sell. The Company reviews other real estate owned assets on an ongoing basis for evidence of impairment. If the fair value of other real estate owned assets declines subsequent to foreclosure, a fair value mark is recorded and is recognized in Other non-interest income. The Company may incur costs related to the development or improvement of other real estate owned assets. Development and improvement costs are capitalized. Costs related to holding other real estate owned assets are expensed as incurred and are included in Other non-interest expense. See Note 5 – Credit Quality Assessment for more information on the Company’s other real estate owned assets.
Leases
The Company leases its bank branches, corporate offices, and some office equipment. In accordance with ASC 842 - Leases, the Company elected to apply certain practical expedients in accounting for its leases. The Company elected the practical expedient for short-term leases, which does not require the Company to record right-of-use (“ROU”) assets or lease liabilities for leases with initial terms of twelve months or less. The Company also elected to exclude non-lease components in the calculation of the ROU asset and lease liability balances.
The Company recognizes ROU assets and lease liabilities for its long-term operating leases. In determining the value of lease liabilities and ROU assets, the Company uses an incremental borrowing rate based on the Federal Home Loan Bank of Atlanta (“FHLB”) fixed borrowing rate with a similar term to the lease. ROU assets and lease liabilities are included in Other assets and Other liabilities, respectively, in the accompanying Consolidated Balance Sheet. Associated lease expense is included in Occupancy expense in the accompanying Consolidated Statement of Income. See Note 8 – Leases for more information on the Company’s leases.
Off-Balance Sheet Instruments
In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit, and to make certain equity investments. Such financial instruments are recorded in the financial statements when they are funded. See Note 13 – Financial Instruments with Off-Balance Sheet Risk, Commitments and Contingencies for more information.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been legally isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. In the event the Company sells an asset that does not meet the requirements of a true-sale, and therefore is not able to transfer the asset for GAAP purposes, it recognizes a secured financing liability to represent the value of the asset that did not transfer to the buyer. The associated interest cost for the secured financing liability is recognized as interest expense and is included in Other borrowings in the Consolidated Statement of Income. See Note 4 – Loans regarding sales of loans.
Segment Information
Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”), the Company’s Chief Executive Officer, in deciding how to allocate resources and assessing performance. During the year ended December 31, 2024, all operations were within the United States. The CODM allocates resources and assesses performance based upon financial information at the entity-wide level. Since the CODM makes operating decisions and allocates resources on an entity-wide basis, the Company operates as one operating segment and one reportable segment.
The primary financial measure used by the CODM to evaluate performance and allocate resources is consolidated net income as shown on the Consolidated Statement of Income. Segment expenses and other segment items are provided to the CODM on the same basis as disclosed in the Consolidated Statement of Income.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the sum of the estimated fair values of tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed in a business combination. Goodwill is not amortized, but is evaluated for impairment, by analyzing certain qualitative factors to determine if it is more likely than not to be impaired. If it is determined that it is more likely than not that goodwill may be impaired, then a quantitative analysis is performed to calculate the amount of the impairment, if any. To the extent an impairment is calculated, it is recognized in earnings in the period of the impairment.
Core deposit intangibles represent the estimated fair value of long-term acquired deposit relationships. Customer relationship intangibles represent the estimated fair value of acquired long-term customer relationships. The Company amortizes intangible assets over the respective intangible asset’s estimated useful life, which ranges from four years to 20 years for the Company’s currently amortizing intangible assets. Amortization is included in Other non-interest expense in the Consolidated Statement of Income. Intangible assets are periodically reviewed for triggering events that would indicate possible impairment.
The Company’s annual impairment test date is October 1st. As of October 1, 2024, the Company determined that goodwill and other intangible assets were not impaired. Additionally, the Company determined that from the assessment date to the end of the period, no events or circumstances have occurred that would indicate there was a more likely than not impairment of its goodwill or other intangible assets.
Comprehensive Income
Comprehensive income is comprised of net income and other comprehensive income/(loss), which includes unrealized gains and losses on available-for-sale investment securities. Realized gains and losses, and the recognition of provisions for and recoveries of credits losses on available-for-sale investment securities are reclassified out of accumulated other comprehensive income/(loss) and into income in the period in which they are recognized. All components of other comprehensive income/(loss) are net of the related tax effects.
Revenue Recognition
The Company generally acts in a principal capacity, on its own behalf, in its contracts with customers. In these transactions, the Company recognizes revenues and the related costs to generate those revenues on a gross basis. Descriptions of the Company’s major non-interest revenue-generating activities are broadly segregated as follows:
•Investment advisory fees - Investment advisory fees are accrued and reported as advisory income as services are performed. Such fees are based on predetermined annual percentages of the average outstanding balance of the loans during the periods for which the Company provides services.
•Fee income on loans - Fee income on loans, which is recognized in Other non-interest income in the Consolidated Income Statement, represents income such as open line charges and loan management fees charged for the Company’s loans. Additionally, the Company is often reimbursed for certain costs that it incurs in the management of outstanding loans, such as legal or appraisal fees, which are also recognized as fee income on loans, with the associated expense recognized in the appropriate expense category. The revenue is recognized when the fee is earned, or the reimbursement is determined to be receivable.
•Program fees - Program fees, which are recognized in Other non-interest income in the Consolidated Income Statement, are received from contractors to gain access to preferred interest rates through a portal where the relationship between the contractor installing solar panels on a residential property and the third-party lending institution that finances the project are connected. The fee is recognized when the resulting loan has funded.
Advertising
Advertising costs are expensed as incurred and included in Other non-interest expense in the Consolidated Statement of Income, and were $9.1 million for the year ended December 31, 2024.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740 - Income Taxes, which provides for an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities represent the future tax consequences of the differences between the financial statement carrying amounts of assets and liabilities versus the tax bases of assets and liabilities. Under this method, deferred tax assets are recognized for deductible temporary differences and net operating loss and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. In the Consolidated Balance Sheet, deferred taxes are combined to present as either a net deferred tax asset or liability. Deferred tax assets are reduced by a valuation allowance when in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. The impact of tax rate changes on deferred tax assets and liabilities is recognized in the year that the change is enacted.
Recognition and measurement of tax positions is based on management’s evaluation of relevant tax code provisions and appropriate industry information about audit proceedings for comparable positions at other organizations.
The income tax returns of the Company for 2021, 2022, and 2023 are subject to examination by income taxing authorities, generally for three years after they were filed. If the Company identifies an uncertain tax position, an accrual for the estimated tax is recognized in the period the potential tax is identified. The Company has elected to recognize any estimated penalties and interest on its income tax liabilities as a component of its provision for income taxes. See Note 17 – Income Taxes for more information on the Company’s income tax position.
Stock-based Compensation
The Company recognizes compensation expense at the grant-date fair value of stock options and other equity-based compensation. For both employees and non-employees, the Company recognizes expense over the requisite service period, which is generally the vesting period. Forfeitures of awards are recognized and accounted for when the forfeiture occurs. Stock awards are classified as either an equity award or a liability award, and this classification is dependent upon the method by which the stock-based payment is ultimately settled. Equity classified awards are valued as of the grant date using either an observable market price or a valuation methodology. Liability classified awards are valued at fair value at each reporting date. All of the Company’s stock options and other equity-based compensation arrangements are classified as equity awards as of December 31, 2024. See Note 14 – Stock-based Compensation for information on the Company’s stock-based compensation.
Fair Value Measurements
Fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments are made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. See Note 21 – Fair Value of Financial Instruments for more information on fair value measurements.
Earnings Per Share
Earnings per share (“EPS”) are presented under two formats: basic EPS and diluted EPS. Basic EPS is computed by dividing the net income by the weighted-average number of shares of common stock outstanding during the period. Diluted EPS is computed using the treasury stock method by dividing net income by the weighted-average number of shares common stock outstanding during the period, including the additional dilutive potential common shares, such as stock options and restricted stock awards (“RSAs”). For more information see Note 18 – Earnings Per Common Share.

Subsequent Events
Management has considered other material subsequent events, but determined none to exist, for disclosure and recognition through February 13, 2026, the date the Consolidated Financial Statements were available to be issued.
New Accounting Standards
Accounting Standards Adopted in 2024
In November 2023, the Financial Accounting Standards Board (FASB”) issued Accounting Standards Update (ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments enhance reportable segment disclosure requirements, primarily through expanded disclosures about significant segment expenses and other segment items on an annual and interim basis. The Company adopted ASU 2023-07 effective January 1, 2024. The adoption did not change the Company’s reportable segments, nor did it have an impact on the Company’s consolidated financial position, results of operations, or cash flows.
Accounting Standards Pending Adoption
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires the disclosure of disaggregated information about an entity’s income tax rate reconciliation as well as income taxes paid and income tax expense. The amendments are effective for fiscal years beginning after December 15, 2025 for private companies and beginning after December 31, 2024 for public business entities, with early adoption permitted. The amendments are to be applied on a prospective basis with retrospective application permitted. The Company is in the process of evaluating the impact of this pronouncement.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses, which requires the disaggregated disclosure of certain income statement categories. The amendments are effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date, or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of this pronouncement.
Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material, if any, impact on the Company’s consolidated financial statements.
NOTE 2 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Regulation D of the Federal Reserve Act requires the Company to maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of the Company’s deposits, however, in March 2020, the Federal Reserve Board took action to reduce the reserve requirement percentage to zero for all balances. Balances maintained with the Federal Reserve Bank are included in Interest-bearing deposits with banks in the Consolidated Balance Sheet.

The following schedule presents the composition of the Company’s cash, cash equivalents and restricted cash of December 31, 2024:

(in thousands)	December 31, 2024
Cash, due from banks and restricted cash:
Cash and due from banks	$26,230
Restricted cash	1,969
Total cash, due from banks and restricted cash	28,199
Interest-bearing deposits with banks:
Interest-bearing deposits with the Federal Reserve Bank	1,132,335
Interest-bearing deposits with other banks	19,448
Total interest-bearing deposits with banks	1,151,783
Total cash, cash equivalents and restricted cash	$1,179,982

NOTE 3 – INVESTMENT SECURITIES
Investment Securities Available-For-Sale
Investment securities available-for-sale as of December 31, 2024, consisted of the following securities:

	December 31, 2024
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. Treasury and government agencies	$1,388,715	$2,429	$(463)	$—	$1,390,681
Mortgage-backed and asset-backed	58,161	313	(984)	—	57,490
Municipal bonds	9,493	33	(1,234)	—	8,292
Corporate bonds	10,035	21	(516)	—	9,540
CPACE	5,660	—	(195)	—	5,465
Total investment securities available-for-sale	$1,472,064	$2,796	$(3,392)	$—	$1,471,468
The table above excludes accrued interest receivable of $4.9 million as of December 31, 2024.

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties. The amortized cost and fair value of investment securities available-for-sale as of December 31, 2024, by contractual maturity are presented in the following table:

	December 31, 2024
(in thousands)	Amortized Cost	Fair Value
U.S. Treasury and government agencies:
One year or less	$1,388,715	$1,390,681
One to five years	—	—
Five to ten years	—	—
After ten years	—	—
Mortgage-backed and asset-backed:
One year or less	—	—
One to five years	17,689	17,764
Five to ten years	16,352	16,283
After ten years	24,120	23,443
Municipal bonds:
One year or less	—	—
One to five years	2,082	2,056
Five to ten years	995	842
After ten years	6,416	5,394
Corporate bonds:
One year or less	—	—
One to five years	5,035	5,056
Five to ten years	5,000	4,484
After ten years	—	—
CPACE:
One year or less	—	—
One to five years	—	—
Five to ten years	—	—
After ten years	5,660	5,465
	$1,472,064	$1,471,468
During the year ended December 31, 2024, the Company sold fourteen investment securities available-for-sale with an aggregate cost basis of $801.7 million and sales proceeds of $801.9 million. The Company realized gross gains and losses of $293 thousand and $57 thousand, respectively, on the sales. There were no transfers of investment securities from available-for-sale to held-to-maturity during the year ended December 31, 2024.
As of December 31, 2024, the Company pledged $950.0 million of available-for-sale U.S. Treasury and government agency securities with an aggregate amortized cost and fair value of $941.1 million and $942.4 million, respectively, to secure FHLB advances. There were outstanding FHLB advances of $700.0 million as of December 31, 2024, related to these pledged assets.
See Note 10 – Borrowed Funds for more information on the outstanding FHLB advances.
As of December 31, 2024, there were no holdings of investment securities available-for-sale of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity.

Information pertaining to investment securities available-for-sale with gross unrealized losses as of December 31, 2024, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are presented in the following table:

	December 31, 2024
	12 Months or Less		12 Months or More		Total
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury and government agencies	$494,497	$(463)	$—	$—	$494,497	$(463)
Mortgage-backed and asset-backed	32,563	(762)	7,808	(222)	40,371	(984)
Municipal bonds	1,929	(61)	5,259	(1,173)	7,188	(1,234)
Corporate bonds	—	—	4,484	(516)	4,484	(516)
CPACE	3,088	(99)	2,377	(96)	5,465	(195)
Total	$532,077	$(1,385)	$19,928	$(2,007)	$552,005	$(3,392)
The Company individually evaluates its investment securities available-for-sale for credit losses. As of December 31, 2024, the Company determined no portion of the unrealized losses on its investment securities available-for-sale was due to credit factors. Unrealized losses on investment securities available-for-sale due to factors other than credit are largely due to the nature of the investments. Therefore, no allowance for credit losses was recorded as of December 31, 2024. Additionally, the Company has the intent and ability to hold its investment securities available-for-sale for a period of time sufficient to allow for any anticipated recovery. See Note 1 – Significant Accounting Policies for more information on the Company’s accounting policy for the allowance for credit losses.
The following table summarizes the activity in the allowance for credit losses for investment securities available-for-sale for the year ended December 31, 2024:

	December 31, 2024
(in thousands)	Corporate Bonds	Total
Balance at beginning of period	$516	$516
Recovery of credit losses	(516)	(516)
Balance at end of period	$—	$—
Investment Securities Held-to-Maturity
Investment securities held-to-maturity as of December 31, 2024, consisted of the following securities:

	December 31, 2024
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$31,690	$3,994	$—	$35,684
CPACE	20,996	496	(3,424)	18,068
Total investment securities held-to-maturity	$52,686	$4,490	$(3,424)	$53,752
Allowance for credit losses	(161)
Total investment securities held-to-maturity, net of allowance for credit losses	$52,525
The table above excludes accrued interest receivable of $168 thousand as of December 31, 2024.
Expected maturities of investment securities held-to-maturity may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties. The amortized cost and fair value of investment securities held-to-maturity as of December 31, 2024, by contractual maturity, are presented in the following table:

December 31, 2024
(in thousands)	Amortized Cost	Fair Value
Municipal bonds:
One year or less	$—	$—
One to five years	31,690	35,684
Five to ten years	—	—
After ten years	—	—
CPACE:
One year or less	—	—
One to five years	—	—
Five to ten years	—	—
After ten years	20,996	18,068
Total	$52,686	$53,752
As of December 31, 2024, there were no holdings of investment securities held-to-maturity of any one issuer in an amount greater than 10% of stockholders’ equity.
There were no sales of investment securities held-to-maturity or transfers of investment securities available-for-sale to investment securities held-to-maturity during the year ended December 31, 2024.
Information pertaining to investment securities held-to-maturity with gross unrealized losses as of December 31, 2024, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are presented in the following table:

	December 31, 2024
	12 Months or Less		12 Months of More		Total
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
CPACE	$752	$(248)	$15,794	$(3,176)	$16,546	$(3,424)
Total	$752	$(248)	$15,794	$(3,176)	$16,546	$(3,424)
The Company collectively evaluates its investment securities held-to-maturity for credit losses. As of December 31, 2024, the Company recorded an allowance for credit losses on its investment securities held-to-maturity. See Note 1 – Significant Accounting Policies for more information on the Company’s accounting policy for the allowance for credit losses.
The following table summarizes the activity in the allowance for credit losses for investment securities held-to-maturity for the year ended December 31, 2024:

	December 31, 2024
(in thousands)	Municipal bonds	CPACE	Total
Balance at beginning of period	$155	$55	$210
Recovery of credit losses	(46)	(3)	(49)
Balance at end of period	$109	$52	$161
Equity Investments
The Company holds equity investments for various business purposes. As of December 31, 2024, the Company had $44.8 million of equity investments, which are included with Other assets in the Consolidated Balance Sheet. As of December 31, 2024, the majority of equity investments was comprised of FHLB common stock purchased in connection with securing FHLB advances. See Note 10 – Borrowed Funds for more information on the outstanding FHLB advances.
NOTE 4 – LOANS
The Company holds loans in three separate categories: loans held-for-sale (including loans at fair value and lower of cost or fair value), loans held for investment at fair value, and loans held for investment at amortized cost. In the ordinary course of business to manage overall portfolio management strategies, when the intentions of the Company’s ability and interest with respect to loans change, the Company will transfer loans between loans held-for-sale and loans held for investment.
The Company manages its exposure to credit losses by evaluating credit risk in the following specific portfolio categories, which are levels at which the Company develops and documents its systematic methodology to determine the allowance for credit losses. Descriptions of the loan categories are:
•Commercial Real Estate - Commercial real estate loans are primarily secured by various types of commercial real estate including healthcare facilities, office, retail, warehouse, industrial, multi-family properties, and other commercial real estate properties and are made to owners of such properties. The category also includes loans for the construction of those property types. Within this category, loans are further bifurcated between loans secured by owner-occupied properties and investment (non owner-occupied) properties. The repayment of loans secured by owner-occupied properties is dependent on cash flow from the successful operation of the business which owns the property. The repayment of loans secured by investment properties is dependent upon the operation (net operating income) or sale of the property. Both property types may be subject to adverse conditions in the commercial real estate market or in the general economy.
•Commercial - Within this category, there is further distinction among structured finance loans, health care asset based-loans, and corporate loans (which are typically cash flow loans, including leveraged loans). The market area for these loans is national with geographic diversification. The loan category also includes the Company’s sustainable finance related lending products, which also represent nationally originated loans, and small business loans purchased through technology enabled lender platforms with forward flow purchase agreements. Of primary concern in commercial lending is the borrower’s creditworthiness and ability to successfully generate cash flow from their business to service the debt. The Company no longer purchases small business loans through forward flow programs, but continues to originate new commercial loans.
•Residential Real Estate - These loans are secured by residential real estate and are further bifurcated to isolate first lien mortgages, second lien mortgages, and home equity lines of credit. Residential first lien mortgages are evaluated for adequacy of repayment sources at time of approval based upon measures including credit scores, debt-to-income and collateral values. Home equity lines and loans are typically secured by second mortgages on the borrower’s primary residence and carry a higher level of risk, which is mitigated by prudent loan-to-value requirements. The Company no longer originates residential real estate loans.
•Consumer - These loans consist primarily of loans made to individuals for personal, family, and household purposes, with the majority of the portfolio comprised of loans purchased through technology enabled lender platforms with forward flow purchase agreements. These loans are unsecured and, therefore, may entail greater risk than certain other types of loans. The Company sold substantially all of its exposure in this loan category during the year ended December 31, 2024, and did not purchase additional consumer loans through forward flow programs or originate new consumer loans during 2024. The remaining consumer portfolio represents a de minimis percentage of the total loan portfolio.
•Solar - The loans in this portfolio category are principally comprised of consumer solar loans that were purchased through technology enabled lender platforms with forward flow purchase agreements and commercial solar loans that were purchased on an individual loan basis. The Company no longer purchases consumer solar loans through forward flow programs, however, continues to purchase commercial solar loans. The Company continues to hold previously purchased consumer and commercial solar loans on its balance sheet.
Loans Held-for-Sale
As of December 31, 2024, the Company had $316.5 million of loans held-for-sale. The table below presents the proceeds received from the sales of loans held-for-sale, realized losses and gains, and unrealized gains related to loans-held-for sale for the year ended December 31, 2024. Unrealized gains related to loans held-for-sale are included with Unrealized gains on loans and financing receivables, net in the Consolidated Statement of Income. Realized losses and gains are recognized in Losses on sales of loans and financing receivables, net in the Consolidated Statement of Income.

(in thousands)	December 31, 2024
Proceeds from sales	$340,526
Realized losses, net	$(11,563)
Unrealized gains, net	$3,151
The following table presents, by loan category, the carrying amount and unpaid contractual balance of the Company’s loans held-for-sale as of December 31, 2024:

	December 31, 2024
	Loans Held-for-Sale at Fair Value		Loans Held-for-Sale at Lower of Cost or Fair Value		Total Loans Held-for-Sale
(in thousands)	Carrying Amount	Unpaid Contractual Balance	Carrying Amount	Unpaid Contractual Balance	Carrying Amount	Unpaid Contractual Balance
Commercial	$108,575	$116,376	$207,909	$212,082	$316,484	$328,458
Total loans held-for-sale	$108,575	$116,376	$207,909	$212,082	$316,484	$328,458
Loans Held for Investment at Fair Value
Loans held for investment at fair value, by loan category, as of December 31, 2024, are presented in the following table:

(in thousands)	December 31, 2024
Commercial	$7,081
Total loans held for investment at fair value	$7,081
The table above includes total unrealized fair value loss adjustments recognized as of December 31, 2024, of $383 thousand. See Note 21 – Fair Value of Financial Instruments for more information on fair value adjustments.

Loans Held for Investment at Amortized Cost
Loans held for investment at amortized cost, by loan category, as of December 31, 2024, are presented in the following table:

(in thousands)	December 31, 2024
Commercial real estate	$1,694,575
Commercial	1,978,130
Residential real estate	71,037
Consumer	126
Solar	220,105
Total loans held for investment at amortized cost	$3,963,973
Total outstanding loans held for investment, at amortized cost, are net of deferred fees and costs of $57.9 million as of December 31, 2024.
Total outstanding loans held for investment, at amortized cost, excludes accrued interest receivable of $26.7 million as of December 31, 2024.
Loans to Related Parties
From time to time, the Company has loan transactions with some of its officers, directors, and material investors, and their immediate family members and affiliated entities. As of December 31, 2024, all such loans were made in accordance with applicable bank regulations. There were no loans in the ordinary course of business due from related parties as of December 31, 2024. See Note 19 – Related Party Transactions for more information.
NOTE 5 – CREDIT QUALITY ASSESSMENT
Allowance for Credit Losses - Loans Held for Investment at Amortized Cost
See Note 1 – Significant Accounting Policies for more information on the Company’s accounting policy for the allowance for credit losses.
The following table summarizes the activity in the allowance for credit losses for loans held for investment at amortized cost for the year ended December 31, 2024:

(in thousands)	December 31, 2024
Balance at beginning of period	$74,745
Provision for credit losses - loans	10,896
Recovery of credit losses - transfers of loans to held-for-sale	(9,548)
Loan charge-offs	(36,232)
Loan recoveries	2,433
Net charge-offs	(33,799)
Balance at end of period	$42,294
Loans held-for-sale and loans held for investment at fair value do not require an allowance because they are carried at fair value and therefore any changes to the cost basis in the loan is recognized in earnings, as unrealized gains or losses in non-interest income, in the period of the change.

The following table details activity in the allowance for credit losses for loans held for investment carried at amortized cost, by loan category, for the year ended December 31, 2024:

	December 31, 2024
(dollars in thousands)	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Solar	Total
Allowance for credit losses:
Beginning of period	$22,102	$26,460	$1,739	$11,743	$12,701	$74,745
Provision for/(recovery of) credit losses - loans	5,858	78	(1,027)	172	5,815	10,896
Recovery of credit losses - transfers of loans to held-for-sale	(58)	(158)	—	(9,332)	—	(9,548)
Loan charge-offs	(16,495)	(7,359)	—	(3,629)	(8,749)	(36,232)
Loan recoveries	200	359	47	1,079	748	2,433
Net (charge-offs)/recoveries	(16,295)	(7,000)	47	(2,550)	(8,001)	(33,799)
End of period	$11,607	$19,380	$759	$33	$10,515	$42,294

Individually evaluated for credit loss	$—	$922	$—	$—	$—	$922
Collectively evaluated for credit loss	11,607	18,458	759	33	10,515	41,372
Total allowance for credit losses	$11,607	$19,380	$759	$33	$10,515	$42,294

Loans held for investment at amortized cost:
Individually evaluated for credit loss	$83,100	$67,573	$1,162	$8	$762	$152,605
Collectively evaluated for credit loss	1,611,475	1,910,557	69,875	118	219,343	3,811,368
Total loans held for investment at amortized cost	$1,694,575	$1,978,130	$71,037	$126	$220,105	$3,963,973

Allowance for loans to loan type ratio:
Individually evaluated for credit loss	—%	1.36%	—%	—%	—%	0.60%
Collectively evaluated for credit loss	0.72%	0.97%	1.09%	27.97%	4.79%	1.09%
Total loans held for investment at amortized cost	0.68%	0.98%	1.07%	26.19%	4.78%	1.07%
Credit Quality
The Company uses several credit quality indicators to manage credit risk in an ongoing manner. The risk rating system is central to the overall credit risk management discipline and the important first step in effectively monitoring the credit quality of the portfolio. Credit risk ratings are applied individually to those classes of assets that have significant or unique credit characteristics that benefit from a case-by-case evaluation. Groups of assets that are underwritten and structured using standardized criteria and characteristics, such as statistical models (e.g., credit scoring or payment performance), are typically risk rated and monitored collectively. These are typically assets to individuals in the classes which comprise the consumer portfolio category.
The following are the definitions of the Company’s credit quality indicators:
•Acceptable Risk (or better) - Assets in all classes that comprise the commercial and consumer portfolio categories that are not adversely rated, are contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the asset agreement. Management believes that there is a low likelihood of loss related to those assets that are considered Acceptable Risk or better.
•Higher Risk - Assets in this category may demonstrate weaker credit fundamentals with an above-average chance of resulting in a default combined with a lower risk of loss to create an overall risk profile which requires appropriate monitoring but do not present potential weaknesses or a warrant a lower rating.
•Special Mention - Assets in this category exhibit potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may, at some future date, result in deterioration of the repayment prospects for the asset. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. While potentially weak, the asset is currently marginally acceptable, and no loss of principal or interest is envisioned.
•Substandard - A Substandard asset is inadequately protected by the current sound worth and paying capacity of the borrower or the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Loss potential, which exists in the aggregate amount of Substandard assets, does not have to exist in individual assets classified Substandard.
•Doubtful - Assets in this category have all the weaknesses inherent in one classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined.
The Company periodically reviews and, if necessary, updates the credit quality indicator assigned to each of its loans on a case-by-case basis.

Loans Held for Investment at Amortized Cost
The following table presents by class, credit quality and year of origination, the recorded investment in the Company’s loans held for investment at amortized cost as of and for the year ended December 31, 2024:

	December 31, 2024
(in thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial Real Estate:
Acceptable risk (or better)	$342,064	$53,878	$437,395	$192,064	$89,493	$13,123	$—	$—	$1,128,017
Higher risk	53,089	—	131,300	173,619	41,913	10,623	998	—	411,542
Special mention	7,034	—	—	66,847	24,744	4,537	—	—	103,162
Substandard	—	—	7,160	44,694	—	—	—	—	51,854
Doubtful	—	—	—	—	—	—	—	—	—
Total	$402,187	$53,878	$575,855	$477,224	$156,150	$28,283	$998	$—	$1,694,575
Gross charge-offs	$—	$—	$2,714	$13,509	$272	$—	$—	$—	$16,495

Commercial:
Acceptable risk (or better)	$214,807	$80,368	$293,709	$50,384	$1,440	$1,070	$1,159,501	$—	$1,801,279
Higher risk	485	40,085	40,321	534	—	2,282	25,519	—	109,226
Special mention	67	—	181	302	—	—	1,776	—	2,326
Substandard	63	19	19,652	26,292	—	—	17,121	—	63,147
Doubtful	2,152	—	—	—	—	—	—	—	2,152
Total	$217,574	$120,472	$353,863	$77,512	$1,440	$3,352	$1,203,917	$—	$1,978,130
Gross charge-offs	$—	$378	$6,221	$750	$—	$10	$—	$—	$7,359

Residential Real Estate:
Acceptable risk (or better)	$3,726	$3,196	$14,800	$17,019	$9,725	$12,879	$1,863	$—	$63,208
Higher risk	—	—	622	1,303	1,134	4,418	—	—	7,477
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	352	—	—	352
Doubtful	—	—	—	—	—	—	—	—	—
Total	$3,726	$3,196	$15,422	$18,322	$10,859	$17,649	$1,863	$—	$71,037
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Consumer:
Acceptable risk (or better)	$—	$—	$—	$—	$—	$—	$89	$—	$89
Higher risk	—	—	—	—	—	28	1	—	29
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	8	—	8
Doubtful	—	—	—	—	—	—	—	—	—
Total	$—	$—	$—	$—	$—	$28	$98	$—	$126
Gross charge-offs	$—	$—	$1,343	$1,077	$33	$—	$1,176	$—	$3,629

Solar:
Acceptable risk (or better)	$2,588	$4,426	$64,263	$138,991	$7,766	$1,309	$—	$—	$219,343
Higher risk	—	—	—	—	—	—	—	—	—
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	275	487	—	—	—	—	762
Doubtful	—	—	—	—	—	—	—	—	—
Total	$2,588	$4,426	$64,538	$139,478	$7,766	$1,309	$—	$—	$220,105
Gross charge-offs	$—	$—	$3,832	$4,851	$35	$31	$—	$—	$8,749

Total loans	$626,075	$181,972	$1,009,678	$712,536	$176,215	$50,621	$1,206,876	$—	$3,963,973
Total gross charge-offs	$—	$378	$14,110	$20,187	$340	$41	$1,176	$—	$36,232

The following table presents information on loans held for investment at amortized cost on non-accrual status and loans 90 days or more past due and still accruing as of December 31, 2024:

	December 31, 2024
(in thousands)	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Solar	Total
Loans 90 days or more past due and still accruing	$—	$—	$—	$—	$—	$—
Non-accrual loans with no allowance for credit losses	$44,694	$12,692	$—	$—	$—	$57,386
Non-accrual loans	$44,694	$12,789	$352	$8	$762	$58,605
Contractual Interest Income on Non-accrual Loans while on Non-accrual Status	$3,555	$1,480	$30	$383	$741	$6,189
No interest income was recognized on non-accrual loans while on non-accrual status for the year ended December 31, 2024. At the time a loan is designated as non-accrual, the Company reverses any related accrued interest from interest income. During the year ended December 31, 2024, the Company reversed $1.7 million of accrued interest from interest income related to loans designated as non-accrual.
The following table presents by class, an aging analysis and the recorded investments in past due loans, excluding non-accrual loans, held for investment at amortized cost as of December 31, 2024:

	December 31, 2024
(in thousands)	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Solar	Total
Past due loans:
30 - 59 days past due	$—	$1,369	$508	$—	$1,396	$3,273
60 - 89 days past due	576	1,022	—	7	888	2,493
90 or more days past due	—	97	299	8	762	1,166
Total past due loans	576	2,488	807	15	3,046	6,932
Current loans	1,693,999	1,975,642	70,230	111	217,059	3,957,041
Total	$1,694,575	$1,978,130	$71,037	$126	$220,105	$3,963,973
The following table presents by class and by collateral type, the recorded investment of collateral-dependent loans where the borrower is experiencing financial difficulty as of December 31, 2024, for which repayment is expected to be provided substantially through the operation or sale of the collateral:

	December 31, 2024
(in thousands)	Commercial Real Estate	Commercial	Residential Real Estate	Total
Collateral type:
Real estate	$44,694	$—	$352	$45,046
Business assets	—	10,252	—	10,252
Total	$44,694	$10,252	$352	$55,298
See Note 1 – Significant Accounting Policies for more information on the Company’s accounting policy for modifications.

The following table presents by class and by type of modification, the recorded investment and financial effect of modification as of December 31, 2024, in the Company’s loans that were both modified and experiencing financial difficulty during the year ended December 31, 2024:

	December 31, 2024
(dollars in thousands)	Term Extension	Total	Modification to Loan Class Ratio	Weighted-Average Term Extension
Commercial	$1,971	$1,971	0.1%	19.2 months
Total	$1,971	$1,971
As of December 31, 2024, there were no unfunded loan commitments on modifications for borrowers experiencing financial difficulty.
The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of such loans that have been modified in the twelve months preceding the dates indicated:

December 31, 2024
(in thousands)	Commercial	Total
Past due loans:
30 - 59 days past due	$—	$—
60 - 89 days past due	—	—
90 or more days past due	—	—
Total past due loans	—	—
Current loans (1)	1,971	1,971
Total	$1,971	$1,971
__________________
(1)Of the loans reported as current, $1.9 million of Commercial loans were on non-accrual status as of December 31, 2024.
During the year ended December 31, 2024, $67 thousand of Commercial loans to borrowers experiencing financial difficulty had a payment default in the twelve months subsequent to modifications made in the form of a payment delay.
Loans Held for Investment at Fair Value
The following table presents by class and by credit quality indicator, the recorded investment in the Company’s loans held for investment at fair value as of December 31, 2024:

	December 31, 2024
(in thousands)	Commercial	Total
Acceptable risk (or better)	$4,231	$4,231
Higher risk	1,058	1,058
Special mention	1,020	1,020
Substandard	772	772
Doubtful	—	—
Total	$7,081	$7,081

The following table presents, by class, information on loans held for investment at fair value on non-accrual status and loans 90 days or more past due and still accruing as of December 31, 2024:

	December 31, 2024
	Fair Value		Unpaid Contractual Balance
(in thousands)	Commercial	Total	Commercial	Total
Non-accrual loans	$349	$349	$606	$606
Loans 90 days or more past due and still accruing	—	—	—	—
Total	$349	$349	$606	$606
The following table presents by class, an aging analysis and the recorded investments in past due loans held for investment at fair value as of December 31, 2024:

December 31, 2024
(in thousands)	Commercial	Total
Past due loans:
30 - 59 days past due	$—	$—
60 - 89 days past due	—	—
90 or more days past due	—	—
Total past due loans	—	—
Current loans	7,081	7,081
Total	$7,081	$7,081
Other Real Estate Owned
The following table presents by class the recorded investment in the Company’s other real estate owned assets at fair value as of December 31, 2024:

(in thousands)	Commercial Real Estate	Total
Balance at beginning of period	$—	$—
Loans held for investment (at amortized cost) transferred to other real estate owned	27,355	27,355
Improvements	277	277
Valuation adjustments	(2,156)	(2,156)
Balance at end of period	$25,476	$25,476
During the year ended December 31, 2024, the Company foreclosed on and transferred five assets from loans held for investment at amortized cost to other real estate owned assets. Other real estate owned assets are included with Other assets in the Consolidated Balance Sheet. During the year ended December 31, 2024, the Company incurred a non-material amount of expense related to holding other real estate owned assets, which is included in Other non-interest expense in the Consolidated Statement of Income. Subsequent to foreclosure, the Company determined the fair values of three of its other real estate owned assets had declined, and the Company recorded a valuation adjustment, which is included in Other non-interest income in the Consolidated Statement of Income. There were no sales of other real estate owned assets during the year ended December 31, 2024.

NOTE 6 – OTHER FINANCING RECEIVABLES
Financing Receivables Held-for-Sale at Lower of Cost or Fair Value
As of December 31, 2024, the Company had $13.8 million of financing receivables held-for-sale. The Company recognized a recovery of previously recognized unrealized losses related to financing receivables held-for-sale of $385 thousand for the year ended December 31, 2024. Unrealized losses related to financing receivables held-for-sale are included with Unrealized gains on loans and financing receivables, net in the Consolidated Statement of Income.
There were no sales of financing receivables held-for-sale during the year ended December 31, 2024.
Financing Receivables Held for Investment at Amortized Cost
As of December 31, 2024, the Company had $29.3 million of financing receivables held for investment, at amortized cost, and net of allowances for credit loss. Total outstanding financing receivables held for investment, at amortized cost, are net of direct funding related income and costs of $78 thousand as of December 31, 2024.
There were no transfers between financing receivables held-for-sale, at lower of cost or fair value, and financing receivables held for investment, at amortized cost, during the year ended December 31, 2024.
The following table summarizes the activity in the allowance for credit losses for financing receivables held for investment, at amortized cost, for the year ended December 31, 2024:

(in thousands)	December 31, 2024
Balance at beginning of period	$75
Recovery of credit losses	(1)
Balance at end of period	$74
NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS
The following table summarizes the gross carrying amount and accumulated amortization, by type of amortizing other intangible asset, and the carrying amount of non-amortizing other intangible assets and goodwill, which are included in Other assets in the Consolidated Balance Sheet, as of December 31, 2024:

	December 31, 2024
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Life
Amortizing intangible assets:
Core deposit intangible	$1,491	$(1,342)	$149	1.0 year
Customer relationship intangibles	18,742	(6,557)	12,185	12.0 years
Other	399	(319)	80	1.0 year
Total amortizing intangible assets	$20,632	$(8,218)	$12,414
Indefinite life intangible asset			2,114
Total intangible assets			14,528
Goodwill			18,519
Total goodwill and intangible assets, net			$33,047

The following table presents the estimated future amortization expense for amortizing intangible assets, which is included in Other non-interest expense in the Consolidated Statement of Income, as of December 31, 2024:

(in thousands)	Amount
2025	$1,361
2026	1,132
2027	1,132
2028	1,132
2029	1,132
Thereafter	6,525
Total amortizing intangible assets	$12,414
NOTE 8 – LEASES
The Company has 10 leases, all of which are currently classified as operating. The Company’s locations are deposit production offices, branches, and corporate office space, mostly located in the Washington, DC metro area. The headquarters lease, located in Chevy Chase, Maryland is considered to be critical to the Company’s operations. Some lease agreements include one or more options to renew, with renewal terms that can extend the original lease term from two to ten years. The Company currently does not believe it is reasonably certain it will exercise the renewal options for its leases, and therefore, the lease terms do not reflect any optional periods.
The following table provides information regarding the Company’s leases as of and for the year ended December 31, 2024:

(dollars in thousands)	December 31, 2024
Components of operating lease expense:
Long-term lease expense	$3,335
Short-term lease expense	$138

Supplemental cash flow information related to leases:
Operating cash flows from operating leases	$3,786
Right-of-use assets obtained in exchange for lease liabilities for new leases and lease modifications	$697

Supplemental balance sheet information related to leases:
Operating lease right-of-use assets	$18,393
Operating lease liabilities	$23,150

Other information related to leases:
Weighted-average remaining lease term of operating leases	7.1 years
Weighted-average discount rate of operating leases	2.60%

The following table presents the maturities of the Company’s operating lease liabilities as of December 31, 2024, for the years indicated:

(in thousands)	Amount
2025	$3,631
2026	3,441
2027	3,447
2028	3,535
2029	3,576
Thereafter	7,793
Total minimum lease payments	25,423
Less: present value discount	(2,273)
Operating lease liability	$23,150
NOTE 9 – DEPOSITS
Deposit balances as of December 31, 2024, are presented in the following table:

December 31, 2024
(in thousands)	Balance
Non-interest-bearing deposits	$258,242
Interest-bearing deposits:
Demand	269,320
Money market	895,605
Savings	2,342,327
Time deposits less than $250 thousand	1,484,872
Time deposits greater than $250 thousand	314,966
Total interest-bearing deposits	5,307,090
Total deposits	$5,565,332
As of December 31, 2024, $84 thousand of demand deposit overdrafts were reclassified to loans. The related charge-offs and recoveries, if any, are reflected in the allowance for credit losses.
The following table presents the maturities of time deposits as of December 31, 2024, for the years indicated:

(in thousands)	Amount
2025	$1,365,872
2026	221,655
2027	206,099
2028	4,919
2029	1,293
Thereafter	—
Total time deposits	$1,799,838

The Company’s time deposits of $250 thousand or greater represented 5.7% of total deposits as of December 31, 2024, and are presented by maturity in the following table:

	Months to Maturity
(in thousands)	3 or Less	Over 3 to 6	Over 6 to 12	Over 12	Total
Time deposits greater than $250 thousand	$109,647	$131,318	$69,344	$4,657	$314,966
Deposits received in the ordinary course of business from related parties held as of December 31, 2024, were $7.1 million. See Note 19 – Related Party Transactions for more information.
NOTE 10 – BORROWED FUNDS
Subordinated Debt
In 2016, the Company issued $17.0 million of Fixed Rate Subordinated Notes (“2016 Fixed Rate Notes”). The 2016 Fixed Rate Notes are unsecured, mature on December 30, 2026 and pay interest of 7.00% semi-annually, in arrears. The Company redeemed the 2016 Fixed Rate Notes at par in 2025, resulting in the recognition of a loss on repayment of debt in other non-interest income related to unamortized debt issuance costs.
In 2016, the Company issued $7.0 million of Fixed to Floating Rate Subordinated Notes (“2016 Fixed to Floating Notes”). The 2016 Fixed to Floating Notes are unsecured, mature on December 30, 2026, and paid an initial interest of 6.50% semi-annually, in arrears. Beginning on December 30, 2021, the 2016 Fixed to Floating Notes interest rate reset quarterly to an interest rate per annum equal to the three-month LIBOR plus 469.5 basis points, paid quarterly in arrears. If the three-month LIBOR was less than zero, the three-month LIBOR was deemed to be zero. Due to the cessation of LIBOR on June 30, 2023, the 2016 Fixed to Floating Notes interest rate resets quarterly to an interest rate per annum equal to the three-month Secured Overnight Financing Rate (“SOFR”) plus 495.7 basis points, paid quarterly in arrears. If the three-month SOFR is less than zero, the three-month SOFR shall be deemed to be zero. The SOFR-based interest rate became effective on October 1, 2023. The Company redeemed the 2016 Fixed to Floating Notes at par in 2025, resulting in the recognition of a loss on repayment of debt in other non-interest income related to unamortized debt issuance costs.
In 2019, the Company issued $25.0 million of Fixed to Floating Rate Subordinated Notes (“2019 Notes”). The 2019 Notes are unsecured, mature on December 1, 2029, and paid an initial interest of 5.75% semi-annually, in arrears. Beginning on December 1, 2024, the 2019 Notes interest rate resets quarterly to an interest rate per annum equal to the three-month SOFR plus 439 basis points, paid quarterly in arrears. If the three-month SOFR is less than zero, the three-month SOFR shall be deemed to be zero. The Company may redeem the 2019 Notes at par.
On December 22, 2021, the Company issued $125.0 million of Fixed to Floating Rate Subordinated Notes (“2021 Notes”). The 2021 Notes are unsecured, mature on January 1, 2032 and pay an initial interest of 4.00% semi-annually through January 1, 2027, in arrears. Beginning on January 1, 2027, through the earlier of maturity date or the early redemption date, the interest rate will adjust quarterly equal to the three-month term SOFR plus 289 basis points, paid quarterly in arrears. The 2021 Notes are non-callable for the first five years; the Company has the option to redeem the 2021 Notes at par value, after five years from the date of issuance. The 2021 Notes are classified as Green Bonds in alignment with the International Capital Markets Association’s Green Bond Principles (2021).
The Company also has $2.8 million of other subordinated debt that has a 30-year term (matures on April 7, 2033), has no principal amortization and is guaranteed by the Company. As of December 31, 2024, the other subordinated debt paid interest at the rate of SOFR plus 3.3%, which resets on a quarterly basis.
The Company’s subordinated debt requires it to comply with specific covenants related to capitalization adequacy, regulatory enforcement actions, nonperforming asset metrics, changes in key executive positions, and material changes in ownership. Additionally, in the event of default the Company’s subordinated debt contains certain restrictions and limitations on dividend payments and the Company’s ability to repurchase its common stock. The Company was in compliance with all relevant covenants as of December 31, 2024.

The following table provides information on subordinated debt as of December 31, 2024:

(dollars in thousands)	December 31, 2024
2016 Fixed Rate Notes, due in 2026, 7.00%	$17,000
2016 Fixed to Floating Notes, due in 2026, 9.56%	7,000
2019 Notes, due in 2029, 8.89%	25,000
2021 Notes, due in 2032, 4.00%	125,000
Other subordinated debt, due in 2033, 8.22%	3,000
Less: debt issuance costs and discounts	(2,474)
Total subordinated debt	$174,526
Other Borrowed Funds
As of December 31, 2024, the Company had a credit line with the FHLB (“FHLB Credit Line”) with a maximum borrowing capacity of $920.4 million, with $700.0 million of borrowings outstanding and a remaining borrowing capacity of $220.4 million. As of December 31, 2024, borrowings bore interest at a floating rate of 4.44%. In order to borrow under the FHLB Credit Line, the Company must secure the borrowings with qualifying assets. Under the terms of the FHLB Credit Line, the Company is required to maintain sufficient collateral to secure these borrowings. As of December 31, 2024, the Company pledged eligible U.S. Treasury and government agency investment securities with a par value of $950.0 million, eligible 1-4 family first mortgages with a book value of $6.4 million, and eligible home equity loans with a book value of $3.6 million to secure borrowings under the FHLB Credit Line. The total collateral value assigned by the FHLB for these pledged investments and loans was $920.4 million.
As of December 31, 2024, the Company had a credit line with the Federal Reserve Bank (“FRB Credit Line”) with a maximum borrowing capacity of $1.8 billion. As of December 31, 2024, there were no borrowings outstanding under the FRB Credit Line. In order to borrow under the FRB Credit Line, the Company must maintain sufficient loan collateral. As of December 31, 2024, the Company pledged commercial real estate loans with a book value of $837.1 million, commercial loans with a book value of $1.4 billion, construction loans with a book value of $222.4 million and multi-family loans with a book value of $44.3 million to facilitate future transactions. The total collateral value assigned by the Federal Reserve Bank for these pledged loans was $1.8 billion.
The Company maintains Fed Funds facilities with three other financial institutions in the aggregate amount of $90.0 million. As of December 31, 2024, there were no borrowings outstanding under these facilities. The Company is required to periodically borrow on its Fed Funds facilities in order to test its borrowing capabilities and keep the funds available.
The Company had a $20.0 million credit line (“Credit Line”), which matured May 23, 2024, and an interest rate equal to Prime Rate plus 1.00%. There were no borrowings outstanding under the Credit Line. The Credit Line was secured by all assets of the Parent, including the common stock of the Bank.
NOTE 11 – STOCKHOLDERS' EQUITY
The Company’s Articles of Incorporation authorizes 108,200,000 shares of stock, consisting of 51,600,000 shares of Voting Common Stock, par value $0.001 per share (“Voting Common Stock”) and 51,600,000 shares of Non-Voting Common Stock, par value $0.001 per share (“Non-Voting Common Stock” and, together with the Voting Common Stock, “common stock”) 5,000,000 shares of preferred stock, par value $0.001 (“Preferred Stock”).
As of December 31, 2024, the Company had 19,001,365 shares of Voting Common Stock, 21,242,551 shares of Non-Voting Common Stock, and no shares of Preferred Stock issued and outstanding.
Certain shares of common stock issued and outstanding include unvested restricted stock awards granted to employees and directors. These restricted shares are legally issued and carry voting rights equivalent to vested shares of common stock, notwithstanding that such shares are subject to forfeiture until vesting conditions are satisfied. While these shares are considered legally outstanding and included within common stock outstanding, these shares are excluded from basic earnings per share and will be included within the diluted earnings per share calculation. See Note 14 – Stock-based Compensation and Note 18 – Earnings Per Common Share for more information.
NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE LOSS
The Company’s accumulated other comprehensive loss is comprised of unrealized gains and losses associated with investment securities available for-sale. Gains and losses on investment securities available-for-sale are reclassified to earnings as the gains or losses are realized. Provisions for and recoveries of credit-related losses associated with investment securities available-for-sale are reclassified to and realized in income.
The following table presents the activity in accumulated other comprehensive loss for the year ended December 31, 2024:

(in thousands)	Total	Tax Effect	Net
Investment securities available-for-sale:
Balance as of December 31, 2023	$(2,463)	$622	$(1,841)
Unrealized gains, net	2,103	(528)	1,575
Reclassification of net gains on investments available-for-sale to earnings	(236)	59	(177)
Balance as of December 31, 2024	$(596)	$153	$(443)
NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recorded in the balance sheet. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Generally, commitments to extend credit are subject to annual renewal. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company reports commitments at the lower of the amount eligible to be advanced based on the available collateral value, as of its most recent assessment date, and the contracted maximum commitment. The reported commitment amount may also be lower than the maximum contracted commitment as of the reporting date based on other contractually based limits to available funds.
As of December 31, 2024, the Company had future commitments to fund capital to investees in the amount of $15.3 million.

A summary of financial instruments with off-balance sheet credit risk as of December 31, 2024 is as follows:

(in thousands)	December 31, 2024
Commercial real estate development and construction	$155,701
Residential real estate development and construction	2,380
Lines of credit, primarily business lines	569,143
Standby letters of credit	29,956
Total commitments to extend credit and available lines of credit	$757,180
The Energy Loan Network, LLC (“ELN”), a wholly-owned subsidiary of the Company, has a loss guarantee program with lenders to cover 90% of the charge-off if it occurs prior to the first payment being made. As of December 31, 2024, $10.4 million, was “at risk” however, ELN’s experience supports that it is unlikely that a guarantee would need to be paid. As soon as the first payment is made, ELN no longer has any risk.
As of December 31, 2024, the total reserve for unfunded commitments was $2.1 million, which is included in Other liabilities in the Consolidated Balance Sheet. The related recovery of credit losses was $2.5 million for the year ended December 31, 2024. The recovery of credit losses is included in Recovery of credit losses in the Consolidated Statement of Income.
The Company is involved in various legal actions arising in the ordinary course of business. The Company’s evaluation has resulted in none being expected to result in a loss contingency.
NOTE 14 – STOCK-BASED COMPENSATION
As of December 31, 2024, the Company had a stock-based compensation plan, the 2014 Stock Incentive Plan (the “Plan”), which was adopted on June 25, 2014. The Plan was amended in April 2021, in connection with the Company’s equity raise to permit the granting of up to 11,500,000 shares of Voting Common Stock in stock-based awards, including restricted stock awards and stock options, to its employees and directors, an increase from 1,200,000 shares of Voting Common Stock prior to the amendment. The Company believes that such awards better align the interests of its employees with those of its stockholders.
As of December 31, 2024, there were 1,081,211 shares remaining to be issued under the 2014 Plan. Compensation expense is recognized using the graded method over the vesting period of the stock option or restricted stock award granted. During the year ended December 31, 2024, expense of $7.6 million, was recognized associated with stock options and restricted stock awards. The Company recognized a tax benefit of $1.5 million, for the year ended December 31, 2024, related to stock-based compensation expense.
Stock Options
Stock option awards are granted with an exercise price equal to the fair value of the Company’s Voting Common Stock at the date of grant; those option awards generally vest based on five years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the Plan). Stock options issued can require meeting certain performance criteria prior to exercise.

The fair values of the options granted during the year ended December 31, 2024, were determined based on Black- Scholes option-pricing and Monte Carlo Simulation models using the following assumptions:

December 31, 2024
Volatility	35%
Expected dividend yield	—%
Expected term	6.5 years
Risk-free rate	4.00%
An active market for the Company’s common stock does not exist, therefore the expected volatility is based on the average annual historical volatility of common stock for comparable public banks in the banking industry. The estimated option life is derived from the “simplified method” formula. The risk-free rate is based upon the U.S. Treasury note rate in effect at the time of grant. The expected dividend yield is based upon implied and historical dividend declarations.
A summary of the activity of options outstanding activity for the year ended December 31, 2024, is presented in the following table:

(dollars in thousands, except per share amounts)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2023	10,166,324	$13.61	7.4 years	$27,241
Granted	141,970	$16.52
Exercised	(63,000)	$11.19		$334
Forfeited or expired	(410,902)	$14.39
Outstanding as of December 31, 2024	9,834,392	$14.06	6.5 years	$37,849

Exercisable as of December 31, 2024	4,534,566	$14.31	6.4 years	$16,346
A summary of the activity of unvested stock options activity for the period ended December 31, 2024, is presented in the following table:

	Shares	Weighted-Average Grant-Date Fair Value
Unvested as of December 31, 2023	6,123,938	$4.11
Granted	141,970	$6.47
Vested	(1,929,146)	$4.07
Forfeited	(389,182)	$4.28
Unvested as of December 31, 2024	3,947,580	$4.19
The total fair value of stock options vested during the year ended December 31, 2024, was $7.9 million. As of December 31, 2024, there was $8.3 million of unrecognized compensation cost related to stock options granted under the Plan, and is expected to be recognized over a weighted-average period of 1.1 years.
Restricted Stock Awards
The Company granted 9,000 restricted stock awards during the year ended December 31, 2024. The vesting terms for restricted stock awards granted range from zero to three years.

The following table summarizes the unvested restricted stock awards activity for the year ended December 31, 2024:

	Shares	Weighted-Average Grant-Date Fair Value
Balance as of December 31, 2023	31,570	$15.61
Granted	9,000	$17.74
Vested	(14,570)	$15.84
Balance as of December 31, 2024	26,000	$16.22
As of December 31, 2024, there was $175 thousand of unrecognized compensation cost related to unvested restricted stock awards granted under the Plan, which is expected to be recognized over a weighted-average period of 1.2 years.
NOTE 15 – EMPLOYEE BENEFIT PLANS
As of December 31, 2024, the Company had The 401(k) Plan, Adopted by Forbright Bank (“401(k) Plan”), a multiple employer plan covering all full-time and part-time employees. Employees become eligible to participate in the 401(k) Plan on the first day of the month that is 30 days after their hire date. Under the 401(k) Plan, a participant may elect to contribute up to 80% of their compensation to the extent the total dollar amount is permitted by law. Under the terms of the 401(k) Plan, the Company will make a matching contribution of 100% up to 4% of employee compensation contributed. Both employee contributions and employer matching contributions vest immediately. During the year ended December 31, 2024, the Company made matching contributions of $2.5 million. The Company may also make discretionary contributions for each participant. The amount of discretionary contribution, if any, is determined on an annual basis by the Company’s Board of Directors. No discretionary contributions were made by the Company during the year ended December 31, 2024.
NOTE 16 – OTHER NON-INTEREST INCOME AND NON-INTEREST EXPENSE
The following table presents selected components of other non-interest income and other non-interest expense for the year ended December 31, 2024:

(in thousands)	December 31, 2024
Fee income on loans	$9,031
Program fees	5,968
Other non-interest income	610
Total other non-interest income	$15,609

(in thousands)	December 31, 2024
Advertising and marketing	$9,913
Loan administration and servicing	6,153
Referral fees	2,944
Other non-interest expense	12,547
Total other non-interest expense	$31,557
During the year ended December 31, 2024, the Company incurred $2.1 million of audit-related fees, and $542 thousand of other fees for services provided by its principal auditors, Ernst & Young LLP. Fees for services provided by Ernst & Young LLP, are included in Professional fees in the Consolidated Statement of Income.

NOTE 17 – INCOME TAXES
The components of income tax expense for the year ended December 31, 2024, are presented in the following table:

(in thousands)	December 31, 2024
Current income tax:
Federal	$4,121
State	2,765
Total current income tax expense	6,886
Deferred income tax:
Federal	3,916
State	199
Total deferred income tax expense/(benefit)	4,115
Total income tax expense	$11,001
The reconciliations of the income tax expense computed using the federal statutory rates and income tax expense recognized for the year ended December 31, 2024, are presented in the following table:

	December 31, 2024
(dollars in thousands)	Amount	Percentage of Pre-Tax Income
Income tax at the federal statutory rate	$11,417	21.0%
State income tax, net of federal benefit	2,341	4.3%
Adjustment of provision to tax return	(2,090)	(3.8)%
Change in valuation allowance	519	0.9%
Permanent items	150	0.3%
Other	(1,336)	(2.5)%
Total income tax expense and rate	$11,001	20.2%
The Company has uncertain income tax positions totaling $1.4 million recorded as of December 31, 2024, recognized in Other liabilities in the Consolidated Balance Sheet.

The components of net deferred tax assets and liabilities as of December 31, 2024, are presented in the following table:

(in thousands)	December 31, 2024
Deferred tax assets:
Allowance for credit losses	$11,270
Unrealized losses on investment portfolio	153
Net operating losses and tax credit carryforwards	1,064
Stock compensation	7,534
Loan fair value adjustments	236
Accrued bonuses	6,296
Deferred loan costs and fees	4,746
Other	12,945
Total deferred tax assets	44,244
Valuation allowance	(835)
Net deferred tax assets	43,409
Deferred tax liability:
Depreciation and amortization	(3,228)
Total deferred tax liabilities	(3,228)
Deferred tax asset, net	$40,181
NOTE 18 – EARNINGS PER COMMON SHARE
The following table presents the calculation of basic and diluted earnings per share for the year ended December 31, 2024:

	December 31, 2024
(in thousands, except share and per share data)	Voting	Non-Voting
Basic Earnings Per Common Share:
Net income	$20,458	$22,908
Weighted-average shares - basic	18,971,357	21,242,551
Basic earnings per common share	$1.08	$1.08
Diluted Earnings Per Common Share:
Net income	$21,031	$22,335
Weighted-average shares - basic	18,971,357	21,242,551
Effect of dilutive securities - stock options and restricted stock awards	1,030,448	—
Weighted-average shares - diluted	20,001,805	21,242,551
Diluted earnings per common share	$1.05	$1.05
The Company has two classes of common stock, Voting and Non-voting, which are participating securities. Earnings are allocated to each class based on their respective participation rights, and basic and diluted earnings per share are presented under the two-class method in accordance with ASC 260. All potentially dilutive shares have voting rights, and net income has been reallocated to reflect the incremental dilutive voting shares. For the year ended December 31, 2024, diluted weighted-average shares outstanding includes 1,030,448 incremental common stock equivalents related to stock options and restricted stock awards as calculated under the treasury-stock method, as the stock options and restricted stock awards are not considered participating securities. For the year ended December 31, 2024, 8,967 shares of common stock equivalents were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. Additionally, 2,464,020 stock options with unresolved substantive contingencies that must be satisfied before shares can be exercised and issued, and therefore do not represent potential shares of common stock for the period, have been excluded from the weighted-average shares outstanding to calculate basic and diluted earnings per common share. As of December 31, 2024, 26,000 unvested restricted stock award shares with voting rights are included in outstanding shares of common stock on the Consolidated Balance Sheet and Consolidated Statement of Changes in Stockholders’ Equity, but are excluded from the calculation of basic earnings per share.
NOTE 19 – RELATED PARTY TRANSACTIONS
In the ordinary course of business, the Company has granted loans to and received deposits from related parties, which primarily includes principal officers and directors, and their affiliates. The Company had no loans outstanding to related parties as of December 31, 2024. The aggregate amounts of deposits from related parties as of December 31, 2024, was $7.1 million. For more information on the activity of loans and deposits with related parties see Note 4 – Loans and Note 9 – Deposits, respectively.
The Company has a related party relationship with BancAlliance because certain employees of the Company also hold officer roles with BancAlliance, and a subsidiary of the Company serves as the asset manager of BancAlliance members. The Company sources loans for its own balance sheet and makes those loans available for sale through the BancAlliance program. Loans sold to BancAlliance are immediately sold to members in the program with terms of loan sales, including pricing, dictated by a Master Participation Agreement for the program that applies the same to all members of BancAlliance. BancAlliance is a pass-through participant and does not incur an economic or accounting impact from the program.
Transactions with BancAlliance for the year ended December 31, 2024, and amounts due from BancAlliance as of December 31, 2024, are presented in the following table:

(in thousands)	December 31, 2024
Loans sold to BancAlliance	$261,653
Net gains realized on loans sold to BancAlliance	$3,219
Amounts due from BancAlliance related to funding and expense advancements	$161
In the ordinary course of business, the Company incurs expenses from transactions with vendors who are considered related parties. These transactions resulted in a non-material amount of expense for the year ended December 31, 2024.
NOTE 20 – REGULATORY MATTERS
Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about qualifying capital components, risk weighting (where applicable) and other factors.
In 2019, the federal banking agencies jointly issued a final rule to provide a simple measure of capital adequacy, the community bank leverage ratio (“CBLR”) framework, for “qualifying community banking organizations,” consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The CBLR framework is optional and is available to depository institutions and depository institution holding companies that have less than $10 billion in average total consolidated assets and meet other qualifying criteria.
The CBLR removes the requirement for qualifying community banking organizations to calculate and report risk-based capital, instead requiring only that qualifying community banking organizations calculate and report a Tier 1 leverage ratio. Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies' capital rules (generally applicable rule) and, if applicable, will be considered to have met the capital ratio requirements to be considered “well capitalized” for purposes of the applicable “prompt corrective action” rules under the Federal Deposit Insurance Act. The CBLR rules also allow for a two-quarter grace period to correct a ratio that falls below the required amount, provided that the bank or bank holding company maintains a leverage ratio of greater than 8%.
Under the current CBLR rule, a qualifying community banking organization can opt out of the CBLR framework and revert back to the risk-based framework without restriction. As of December 31, 2024, each of the Company and Bank was a “qualifying community banking organization” as defined by applicable regulations of the federal banking agencies and elected to measure its capital adequacy under the CBLR framework.
The Company’s and the Bank’s actual and required capital amounts and ratios as of December 31, 2024, are presented in the following table:

	Actual		To Be Well Capitalized Under Prompt Corrective Action Provisions (CBLR Framework)
(dollars in thousands)	Amount	Ratio	Amount	Ratio
Tier 1 leverage ratio:
As of December 31, 2024:
Company	$706,501	10.56%	$602,390	9.00%
Bank	$796,830	11.92%	$601,511	9.00%
NOTE 21 – FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact. The Company uses valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy for valuation inputs is utilized - that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.
The fair value hierarchy levels are as follows:
•Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

•Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.
A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.
Financial assets measured at fair value on a recurring basis include securities available-for-sale, certain loans held-for-sale, and certain loans held for investment.
Descriptions of assets and liabilities measured at fair value are as follows:
•U.S. Treasury and government agencies - The U.S. Treasury and government agency investment portfolio includes U.S. Treasury Notes, U.S. Treasury Bills and FHLB bullet advances. The Company obtains fair value measurements for these securities from independent pricing services. The fair value measurements for U.S. Treasury Note and U.S. Treasury Bill securities consider observable trades and market data. These securities are categorized as Level 1. The fair value measurements for FHLB bullet advances consider observable data that may include dealer quotes, market spreads, cash flows, live trading levels, trade execution data, credit information and the bond’s terms and conditions, among other things. These securities are categorized as Level 2.
•Mortgage-backed and asset-backed securities, and Municipal bonds - The mortgage- and asset-backed securities include both commercial and residential mortgage-backed securities, collateralized loan obligations, and Small Business Administration loan securities. The municipal bonds portfolio contains securities that are comprised of state and local government bonds. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, prepayment speeds, cash flows, live trading levels, trade execution data, credit information and the security’s terms and conditions, among other things. These securities are categorized as Level 2.
•Corporate bonds - The corporate bonds portfolio is valued using a discounted cash flow model that uses a yield derived from a benchmark constant maturity spot rate plus maturity spread, to discount coupon and principal cash flows. The benchmark is the treasury or swap constant maturity curve updated throughout the day. The valuation methodology is maintained and employed by a third-party valuation specialist. The securities are categorized as Level 2.
•CPACE - CPACE investment securities, which are fixed rate investments, are fair valued using a discounted cash flow model. The Company determines the fair value by calculating the present value of contractual principal and interest cash flows using a market interest rate as of the valuation period. The method estimates the value of a similar asset that would be issued in the current period. Due to the assets being secured by tax liens on the associated properties, the Company does not expect there to be a significant credit impact on fair value. The securities are categorized as Level 3.

•Loans held-for-sale and held for investment at fair value - The fair value of loans held-for-sale and held-for-investment is determined by using actual observable market transactions when available. In situations when market transactions are not available, the fair value of loans is estimated using bid-ask quotes on the loan in question from market sources such as third-party aggregators, agent banks, or others. Due to the illiquid nature of the market for most of the loans, there is generally no readily available Level 1 or Level 2 quotes or prices on which it can rely. The Company seeks market price indications from a variety of sources, where available. If quotes are not available, an evaluation is made to determine if there are material market or loan-specific factors that impact the estimated fair value. Market factors include market indices and conditions for similar financial assets and loan-specific factors include non-standard original terms to the loan or changes in credit quality of the borrower. To the extent any material market or loan-specific factors are evident, the information is utilized to determine the best estimated fair value, typically applying observable discounts or premiums for the most logically comparable loans to those in the portfolio . If the Company is unable to use market-based premiums or discounts to estimate a fair value, then the Company will estimate fair value using a discounted cash flow analysis, key inputs include the discount for risk of non-payment as well as a discount rate. This requires the use of significant judgment surrounding current market conditions and the credit quality of the borrowers. The Company also has acquired homogeneous consumer and commercial loan pools that are carried at fair value. These loan pools are fair valued by a third-party firm using inputs such as market yield, default rate, or cumulative loss estimates, and prepayment speeds in a discounted cash flow model to estimate fair values of the loan pools. The loans are categorized as Level 3.
The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2024
(in thousands)	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Investment securities available-for-sale:
U.S. Treasury and government agencies	$1,340,622	$50,059	$—	$1,390,681
Mortgage-backed and asset-backed	—	57,490	—	57,490
Municipal bonds	—	8,292	—	8,292
Corporate bonds	—	9,540	—	9,540
CPACE	—	—	5,465	5,465
Total investment securities available-for-sale	1,340,622	125,381	5,465	1,471,468
Loans held-for-sale at fair value	—	—	108,575	108,575
Loans held for investment at fair value	—	—	7,081	7,081
Total assets	$1,340,622	$125,381	$121,121	$1,587,124

Liabilities
Total liabilities	$—	$—	$—	$—

The following table presents a reconciliation of the assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2024:

	December 31, 2024
		Additions	Sales	Pay-downs/ Maturities/ Calls	Transfers	Realized and Unrealized Gain/(Loss) included in:
(in thousands)	Balance as of December 31, 2023					Earnings	Other Comprehensive Loss	Balance as of December 31, 2024
Assets
Investment securities available-for-sale - CPACE	$5,632	$—	$—	$—	$—	$—	$(167)	$5,465
Loans held-for-sale at fair value	172,296	—	(37,243)	(40,321)	8,338	5,505	—	108,575
Loans held for investment at fair value	26,947	—	—	(11,088)	(8,338)	(440)	—	7,081
Total Level 3 assets	$204,875	$—	$(37,243)	$(51,409)	$—	$5,065	$(167)	$121,121
Liabilities
Total Level 3 liabilities	$—	$—	$—	$—	$—	$—	$—	$—
See Note 4 – Loans for more information regarding realized and unrealized gains and losses on loans. Unrealized losses on investment securities available-for-sale are included in Net change in unrealized gain on investments available-for-sale in the Consolidated Statement of Comprehensive Income.
The following table presents the quantitative inputs used in determining the fair value of the Company’s Level 3 assets measured on a recurring basis as of December 31, 2024:

(dollars in thousands)	Fair value as of December 31, 2024	Valuation Technique	Unobservable Input	Range (Weighted Average)[1]
Investment securities available-for-sale - CPACE	$5,465	Discounted Cash Flow	Discount Rate	7.3% - 7.8% (7.6%)

Loans held-for-sale at fair value	$107,080	Market Observations	Market (Premium)/Discount	(1.4)% - 16.9% (2.9%)
Loans held-for-sale at fair value	1,495	Discounted Cash Flow	Discount for Risk of Non-Payment	10.0% - 84.3% (52.2%)
			Discount Rate	8.9% - 11.8% (11.3%)
Total loans held-for-sale	$108,575

Loans held for investment at fair value	$6,565	Market Observations	Market (Premium)/Discount	(1.4)% - 16.9% (1.0%)
Loans held for investment at fair value	516	Discounted Cash Flow	Discount for Risk of Non-Payment	10.0% - 84.3% (33.4%)
			Discount Rate	8.9% - 11.8% (10.7%)
Total loans held for investment at fair value	$7,081
__________________
(1)Weighted averages are calculated by using the product of the inputs multiplied by the relative fair values of the instruments.
For the year ended December 31, 2024, the Company did not transfer any assets to or from Level 3.
Certain assets are measured at fair value on a nonrecurring basis; that is, not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis as of December 31, 2024, are presented in the following table:

	December 31, 2024
(in thousands)	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Collateral-dependent loans	$—	$—	$55,298	$55,298
Impaired loans	—	—	1,519	1,519
Other real estate owned	—	—	25,476	25,476
Total	$—	$—	$82,293	$82,293
As of December 31, 2024, the Company’s investment in collateral-dependent loans does not include individual credit loss allowances. As of December 31, 2024, the Company’s investment in impaired loans includes individual credit loss allowances of $922 thousand. As of December 31, 2024, the Company’s investment in other real estate owned assets includes unrealized fair value adjustment losses of $2.2 million, which is recognized in Other non-interest income in the Consolidated Statement of Income.
Collateral-dependent loans are reported at fair value using the fair value of collateral less estimated selling costs. Although appraisals are obtained on collateral dependent loans, the appraised values may be discounted based on management’s historical knowledge, changes in market conditions from the time of valuation and/or management’s expertise and knowledge of the borrower’s business, and therefore they are classified as Level 3.
Impaired loans are reported at fair value using the present value of expected cash flows. For impairments based on cash flow methodology, the discount rate is based on observable inputs, however the determination of cash flows requires management’s judgment, and therefore they are classified as Level 3.
Other real estate owned assets have been valued using a market approach. The values were determined using market prices or similar real estate assets based on an independent appraisal, and adjusted for estimated selling costs. These estimates require management’s judgment, and therefore they are classified as Level 3.
The Company discloses fair value information, based on the exit price notion, of financial instruments that are not measured at fair value in the financial statements. Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.
Quoted market prices, where available, are shown as estimates of fair values. Because no quoted market prices are available for a significant portion of the Company's financial instruments, the fair value of such instruments have been derived based on the amount and timing of future cash flows and estimated discount rates based on observable inputs (Level 2) or unobservable inputs (Level 3).
Present value techniques used in estimating the fair value of many of the Company's financial instruments are significantly affected by the assumptions used. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate cash settlement of the instrument. Additionally, the accompanying estimates of fair values are only representative of the fair values of the individual financial assets and liabilities and should not be considered an indication of the fair value of the Company. Management utilizes internal models used in asset liability management to determine the fair values disclosed below.

The estimated fair values of the Company’s financial instruments were as follows as of December 31, 2024:

	December 31, 2024
(in thousands)	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash, cash equivalents and restricted cash	$1,179,982	$1,179,982	$1,179,982	$—	$—
Investment securities available-for-sale, at fair value	1,471,468	1,471,468	1,340,622	125,381	5,465
Investment securities held-to-maturity, at amortized cost	52,525	53,752	—	35,684	18,068
Loans held-for-sale, at fair value	108,575	108,575	—	—	108,575
Loans held-for-sale, at lower of cost or fair value	207,909	207,909	—	—	207,909
Loans held for investment, at fair value	7,081	7,081	—	—	7,081
Loans held for investment, at amortized cost	3,963,973	3,924,133	—	—	3,924,133
Financing receivables held-for-sale, at lower of cost or fair value	13,835	14,146	—	—	14,146
Financing receivables held for investment, at amortized cost	29,332	27,342	—	—	27,342
Accrued interest receivable	35,525	35,525	35,525	—	—
Financial liabilities:
Time deposits	$1,799,838	$1,803,848	$—	$1,803,848	$—
Other deposits	3,765,494	3,765,494	3,765,494	—	—
Long-term borrowings, net	174,526	154,307	—	154,307	—
Federal Home Loan Bank of Atlanta advances	700,000	700,000	700,000	—	—

NOTE 22 – PARENT COMPANY FINANCIAL STATEMENTS
Financial statements for the Parent as of and for the year ended December 31, 2024:
Balance Sheet

(in thousands, except share and per share amounts)	December 31, 2024
ASSETS
Cash, due from banks and restricted cash	$71,414
Interest-bearing deposits with banks	742
Cash, cash equivalents and restricted cash	72,156
Loans held for investment, at amortized cost	15,415
Allowance for credit losses	(144)
Net loans held for investment, at amortized cost	15,271
Deferred taxes, net	3,607
Accrued interest receivable	100
Investment in subsidiaries	812,495
Other assets	21,167
Total assets	$924,796
LIABILITIES
Long-term borrowings, net	$174,526
Other liabilities	28,316
Total liabilities	202,842
STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value per share; 5,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.001 par value per share; 103,200,000 shares authorized; 40,243,916 shares issued and outstanding	40
Additional paid-in capital	481,455
Retained earnings	240,902
Accumulated other comprehensive loss	(443)
Total stockholders’ equity	721,954
Total liabilities and stockholders’ equity	$924,796

Statement of Income

(in thousands)	December 31, 2024
INTEREST INCOME
Interest income	$1,736
Interest expense	9,029
Net interest expense	(7,293)
Recovery of credit losses	(76)
Net interest expense after recovery of credit losses	(7,217)
NON-INTEREST INCOME AND EXPENSE
Other income	10
Other expense	6,563
Total non-interest expense	(6,553)
Loss before income tax benefit and equity in undistributed income of subsidiary	(13,770)
Income tax benefit	(2,202)
Loss before undistributed income of subsidiary	(11,568)
Equity in undistributed income of subsidiary	54,934
Net income	$43,366
Statement of Cash Flows

(in thousands)	December 31, 2024
OPERATING ACTIVITIES
Net income	$43,366
Adjustments to reconcile net income to net cash used in operating activities
Equity in undistributed income of subsidiary	(54,934)
Recovery of credit losses	(76)
Deferred income taxes	(564)
Stock-based compensation	3,588
Net change in assets and liabilities:
Accrued interest receivable	75
Other assets	(10,823)
Other liabilities	18,432
Net cash used in operating activities	(936)
INVESTING ACTIVITIES
Net decrease in loans held for investment, at amortized cost	3,736
Other	(2,839)
Net cash provided by investing activities	897
FINANCING ACTIVITIES
Proceeds from exercise of stock options under employee stock plans	705
Shares withheld for tax withholding and exercise of stock options and restricted shares	(751)
Net cash used in financing activities	(46)
Net decrease in cash, cash equivalents and restricted cash	(85)
Beginning cash, cash equivalents and restricted cash	72,241
Ending cash, cash equivalents and restricted cash	$72,156

          Shares
Class A Common Stock

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC	J.P. Morgan
          , 2026

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee.

Amount To Be Paid
Registration fee	$ *
FINRA filing fee	*
Listing fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expense	*
Miscellaneous	*
Total	$ *
__________________
*To be provided by amendment.
Item 14. Indemnification of Directors and Officers.
Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
The Registrant’s amended and restated certificate of incorporation will provide that its directors and officers will not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended, or for liability:
•for any breach of the director’s or officer’s duty of loyalty to the Registrant or its stockholders;
•for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•in the case of a director, pursuant to Section 174 of the DGCL;
•for any transaction from which the director derived an improper personal benefit; or
•in the case of an officer, in any action by or in the right of the Registrant.
The Registrant’s amended and restated bylaws will provide that the Registrant must indemnify its directors and officers to the fullest extent permitted by law. The Registrant will also be expressly authorized to advance certain expenses (including attorneys’ fees) to its directors and officers and carry directors’ and officers’ insurance providing for indemnification of its directors and officers for some liabilities.
Prior to the completion of this offering, the Registrant will enter into indemnification agreements with each of its directors and officers that will provide for, among other things, indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties, and amounts paid in settlement (with the Registrant’s consent) of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative. The indemnification agreements will also provide for the advancement or payment of all expenses to the Registrant’s directors and officers and for reimbursement of such advanced expenses to the Registrant if it is found that such director or officer is not entitled to such indemnification under applicable law.
The Registrant will obtain a general liability insurance policy that covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant, its directors, its officers, or persons who control the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.
Item 15. Recent Sales of Unregistered Securities.
Set forth below is information regarding all securities issued by the Registrant without registration under the Securities Act between January 1, 2023, and the date of this Registration Statement. The Registrant believes that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Regulation D, Regulation S or Rule 701 of the Securities Act or as transactions not involving the sale of securities.
a) Stock Options and RSAs
Between January 1, 2023 and the date of this Registration Statement, the Registrant granted to its employees and others options to purchase an aggregate of           shares of Class A common stock under its equity incentive plans at a weighted average price of $           per share.
Between January 1, 2023 and the date of this Registration Statement, the Registrant granted to its employees and others an aggregate of            shares of Class A common stock in the form of restricted stock awards under its equity incentive plans.
Item 16. Exhibits and Financial Statement Schedules.
a.Exhibits
The exhibit index attached hereto is incorporated herein by reference.
b.Financial Statement Schedules
No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
c.A table furnishing the calculation of filing fees paid for the securities being registered hereby is set forth in Exhibit 107 to this Registration Statement in the manner required by Item 601(b)(107) of Regulation S-K.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Form of Amended and Restated Bylaws of the Registrant
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1*	Subordinated Note of Congressional Bancshares, Inc. for 5.75% fixed to floating rate subordinated note due December 1, 2029
10.2*	Subordinated Note of Congressional Bancshares, Inc. for 4.00% fixed to floating rate subordinated note due January 1, 2032
10.3*	Indenture, dated as of April 22, 2003, by and between American Bank Holdings, Inc. and Wells Fargo Bank, National Association, as trustee
10.4†*	Amended and Restated Forbright, Inc. 2014 Stock Incentive Plan
10.5†*	Form of Stock Option Award Agreement
10.6†*	Form of Restrictive Stock Award Agreement (AIP)
10.7†*	Form of Restrictive Stock Award Agreement (Retention)
10.8†*	Forbright, Inc. 2026 Stock Incentive Plan
10.9†*	Amended and Restated Employment Agreement by and between Congressional Bancshares, Inc. and John Delaney, dated February 21, 2021
10.10†*	Amended and Restated Employment Agreement by and between Congressional Bancshares, Inc. and Donald Cole, dated February 21, 2021
10.11†*	Forbright, Inc. Severance Plan
10.12†*	Form of Indemnification Agreement between the Registrant and each of its Officers and Directors
21.1*	List of Subsidiaries
23.1*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
23.2*	Consent of Ernst & Young LLP, an Independent Registered Public Accounting Firm
24.1*	Powers of Attorney (included in the signature pages to this Registration Statement).
107*	Filing Fee Disclosure and Payments Method.
__________________
*To be filed by amendment.
†Compensatory plan or arrangement.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chevy Chase, Maryland on         , 2026.

Forbright, Inc.

By:

	Name:	John K. Delaney
	Title:	Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints John K. Delaney,              and              and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

	Chief Executive Officer and Director	, 2026
John K. Delaney	(principal executive officer)

	Executive Vice President, Chief Financial Officer	, 2026
Christopher S. Lynch	(principal financial officer)

	Executive Vice President, Chief Accounting Officer	, 2026
Michael A. Housley	(principal accounting officer)